

February 8, 2008

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk

Sumitomo Mitsui Financial Group, Inc. ("SMFG")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

File No. 82-4395

Dear Sir/Madam:

The following information is being furnished to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") and consists of information that SMFG (i) has been required to make public pursuant to the laws of Japan, (ii) has filed with the exchanges on which its common stock is listed and which has been made public by such exchanges, or (iii) has distributed to its security holders, during the period from December 1 2007 to January 31 2008.

SMFG hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5) the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that SMFG is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact me.

Yours faithfully,

By: ______________________

Tetsuro Yoshino
General Manager
Investor Relations Department
Sumitomo Mitsui Financial Group, Inc.
1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan
Tel:+81 3 5512 4462, Fax:+81 3 5512 4429.

Enclosures

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED FROM DECEMBER 1, 2007 TO JANUARY 31, 2008

A. JAPANESE LANGUAGE DOCUMENTS

1. Interim Securities Report for fiscal 2007 (Exhibit A1)
   See Annex B for a brief description.

2. Interim Securities Report for fiscal 2007(*) (Exhibit A2)
   See Annex B for a brief description.

3. Public Announcements (English translations attached):

   (a) "Correction in the Earnings Release for the Six Months ended September 30, 2007" dated December 6, 2007 (Exhibit A3(a)).
   (b) "Notice reagarding Establishment of Overseas Special Purpose Subsidiary and Issuance of Non-Dilutive Non-Cumulative Perpetual Preferred Securities" dated January 11, 2008 (Exhibit A3(b)).
   (c) "Financial Results for the Third Quarter ended December 31, 2007" dated January 29, 2008 (Exhibit A3(c)).
   (d) "Notice regarding Pricing of Non-Dilutive Non-Cumulative Perpetual Preferred Securities" dated January 31, 2008 (Exhibit A3(d)).

(*) Documents issued by Sumitomo Mitsui Banking Corporation ("SMBC"), SMFG's wholly-owned subsidiary bank.

# # # # # # # # #

ANNEX B

Brief Descriptions of Japanese Language Documents

1. Interim Securities Report for fiscal 2007 (Exhibit A1)

   Interim Securities Report for fiscal 2007, submitted to the Minister of Finance, describing capital, management, business and interim financial statements for the indicated period and other matters concerning SMFG.

2. Interim Securities Report for fiscal 2007(*) (Exhibit A2)

   Interim Securities Report for fiscal 2007, submitted to the Minister of Finance, describing capital, management, business and interim financial statements for the indicated period and other matters concerning SMBC.

(*) Documents issued by SMBC, SMFG's wholly-owned subsidiary bank.

########

平成20年1月31日

各　位

株式会社三井住友フィナンシャルグループ
(コード番号８３１６)

優先出資証券の条件決定に関するお知らせ

株式会社三井住友フィナンシャルグループ(取締役社長　北山禎介)は、平成20年1月11日付「海外特別目的子会社の設立及び優先出資証券の発行に関するお知らせ」において公表いたしました海外特別目的子会社による優先出資証券の発行に関し、下記のとおり発行条件を決定いたしましたので、お知らせいたします。

記

発行体	SMFG Preferred Capital JPY 1 Limited 英国領ケイマン諸島に新たに設立した、当社が議決権を100%保有する海外特別目的子会社
証券の種類	円建 配当非累積的 永久優先出資証券 当社普通株式への交換権は付与されません
発行総額	1,350億円
配当率	年3.52%(平成30年1月まで固定) 平成30年1月以降は変動
発行価格	1証券あたり1億円
資金使途	本優先出資証券の発行代り金は、最終的に、当社の子銀行である株式会社三井住友銀行への永久劣後特約付貸付金として全額使用する予定
優先順位	本優先出資証券は、残余財産分配請求権において、当社が発行する優先株式と実質的に同順位
発行形態	国内私募(大和証券エスエムビーシー株式会社及び野村證券株式会社が本優先出資証券を発行価額で全額買取引受し、国内適格機関投資家等に対して取得の申込の勧誘を行います)
上場	非上場
払込予定日	平成20年2月7日

(注)　関係法令に基づく必要な届出、許認可の効力発生を前提としております。

以　上

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Pricing of Non-Dilutive Non-Cumulative Perpetual Preferred Securities

TOKYO, January 31, 2008 --- Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Teisuke Kitayama) hereby announces that it has decided the following with regard to the issuance of non-dilutive non-cumulative perpetual preferred securities by its overseas special purpose subsidiary (the "Preferred Securities") announced in the "Notice regarding Establishment of Overseas Special Purpose Subsidiary and Issuance of Non-Dilutive Non-Cumulative Perpetual Preferred Securities" dated as of January 11, 2008.

PARTICULARS

Issuers	SMFG Preferred Capital JPY 1 Limited
	The above issuer is an overseas special purpose subsidiary established in the Cayman Islands, the voting rights of which are wholly owned by SMFG
Type of Security	Japanese yen denominated Non-Cumulative Perpetual Preferred Securities
	The Preferred Securities are not convertible or exchangeable into common stock of SMFG
Total Issue Amount	JPY 135 billion
Dividend Rate	3.52% per annum (Fixed rate until January 2018) Floating rate after January 2018
Issue Price	JPY 100 million per preferred security
Use of Proceeds	To be ultimately provided to Sumitomo Mitsui Banking Corporation, a banking subsidiary of SMFG, as perpetual subordinated loans
Ranking	The Preferred Securities rank, as to liquidation preferences, effectively *pari passu* with preferred stock of SMFG
Method of Offering	Private placement to qualified institutional investors, etc. in Japan
Listing	Unlisted
Scheduled Issue Date	February 7, 2008

Note: The above description is prepared on the assumptions that SMFG performs necessary filings and obtains the approval, required under the relevant laws.

半　期　報　告　書

（第６期中）　自　平成19年４月１日　至　平成19年９月30日

株式会社 三井住友フィナンシャルグループ

(501094)

第６期中（自平成19年４月１日　至平成19年９月30日）

半　期　報　告　書

1　本書は半期報告書を金融商品取引法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用し提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した半期報告書に添付された中間監査報告書を末尾に綴じ込んでおります。

株式会社 三井住友フィナンシャルグループ

目　　　次

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成19年12月６日
【中間会計期間】	第６期中(自 平成19年４月１日 至 平成19年９月30日)
【会社名】	株式会社三井住友フィナンシャルグループ
【英訳名】	Sumitomo Mitsui Financial Group, Inc.
【代表者の役職氏名】	取締役社長 北 山 禎 介
【本店の所在の場所】	東京都千代田区有楽町一丁目１番２号
【電話番号】	東京(03)5512-3411(大代表)
【事務連絡者氏名】	財務部副部長 正 脇 久 昌
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社大阪証券取引所 (大阪市中央区北浜一丁目８番16号) 株式会社名古屋証券取引所 (名古屋市中区栄三丁目８番20号)

第一部 【企業情報】

第1 【企業の概況】

1 【主要な経営指標等の推移】

(1) 最近3中間連結会計期間及び最近2連結会計年度に係る主要な経営指標等の推移

		平成17年度中間連結会計期間	平成18年度中間連結会計期間	平成19年度中間連結会計期間	平成17年度	平成18年度
		(自平成17年4月1日 至平成17年9月30日)	(自平成18年4月1日 至平成18年9月30日)	(自平成19年4月1日 至平成19年9月30日)	(自平成17年4月1日 至平成18年3月31日)	(自平成18年4月1日 至平成19年3月31日)
連結経常収益	百万円	1,757,879	1,825,751	2,077,552	3,705,136	3,901,259
連結経常利益	百万円	463,768	357,136	353,237	963,554	798,610
連結中間純利益	百万円	392,327	243,660	170,592	―	―
連結当期純利益	百万円	―	―	―	686,841	441,351
連結純資産額	百万円	3,262,340	4,622,792	5,268,853	4,454,399	5,331,279
連結総資産額	百万円	102,233,832	102,551,964	105,927,629	107,010,575	100,858,309
1株当たり純資産額	円	261,250.37	394,556.25	460,168.95	400,168.89	469,228.59
1株当たり中間純利益	円	57,635.50	32,782.19	21,694.19	―	―
1株当たり当期純利益	円	―	―	―	94,733.62	57,085.83
潜在株式調整後1株当たり中間純利益	円	44,223.65	27,514.41	20,840.67	―	―
潜在株式調整後1株当たり当期純利益	円	―	―	―	75,642.93	51,494.17
連結自己資本比率(第一基準)	%	11.00	10.07	10.60	12.39	11.31
営業活動によるキャッシュ・フロー	百万円	△952,729	△4,330,906	1,237,836	2,208,354	△6,760,740
投資活動によるキャッシュ・フロー	百万円	888,242	2,883,317	△668,677	△662,482	4,769,454
財務活動によるキャッシュ・フロー	百万円	171,555	△1,234,728	△63,688	679,464	△1,244,945
現金及び現金同等物の中間期末残高	百万円	3,039,507	2,478,784	2,452,448	―	―
現金及び現金同等物の期末残高	百万円	―	―	―	5,159,822	1,927,024
従業員数[外、平均臨時従業員数]	人	41,490 [12,955]	41,936 [13,238]	46,442 [13,472]	40,681 [13,015]	41,428 [13,320]

(注) 1 当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

2 平成18年度中間連結会計期間から、連結純資産額及び連結総資産額の算定に当たっては、「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第5号)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第8号)を適用しております。

3 平成18年度中間連結会計期間から、1株当たり純資産額は、「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第4号)が改正されたことに伴い、繰延ヘッジ損益を含めて算出しております。

4 連結自己資本比率は、平成18年度から、銀行法第52条の25の規定に基づく平成18年金融庁告示第20号に定められた算式に基づき算出しております。当社は第一基準を適用しております。なお、平成18年度中間連結会計期間以前は、銀行法第52条の25の規定に基づく平成10年大蔵省告示第62号に定められた算式に基づき算出しております。

(2) 提出会社の最近３中間会計期間及び最近２事業年度に係る主要な経営指標等の推移

回次		第４期中	第５期中	第６期中	第４期	第５期
決算年月		平成17年９月	平成18年９月	平成19年９月	平成18年３月	平成19年３月
営業収益	百万円	16,206	321,340	23,936	55,482	376,479
経常利益	百万円	12,424	319,112	11,655	48,264	364,477
中間純利益	百万円	38,435	318,223	9,366	—	—
当期純利益	百万円	—	—	—	73,408	363,535
資本金	百万円	1,352,651	1,420,877	1,420,877	1,420,877	1,420,877
発行済株式総数	株	普通株式 7,303,472 優先株式 950,101	普通株式 7,733,653 優先株式 315,101	普通株式 7,733,653 優先株式 120,101	普通株式 7,424,172 優先株式 950,101	普通株式 7,733,653 優先株式 120,101
純資産額	百万円	3,312,686	3,252,213	2,940,122	3,935,426	2,997,898
総資産額	百万円	3,653,155	3,929,752	4,001,470	4,166,332	3,959,444
１株当たり配当額	円	—	—	普通株式 5,000 第１回第四種優先株式 67,500 第２回第四種優先株式 67,500 第３回第四種優先株式 67,500 第４回第四種優先株式 67,500 第５回第四種優先株式 67,500 第６回第四種優先株式 67,500 第７回第四種優先株式 67,500 第８回第四種優先株式 67,500 第９回第四種優先株式 67,500 第10回第四種優先株式 67,500 第11回第四種優先株式 67,500 第12回第四種優先株式 67,500 第１回第六種優先株式 44,250	普通株式 3,000 第一種優先株式 10,500 第二種優先株式 28,500 第三種優先株式 13,700 第１回第四種優先株式 135,000 第２回第四種優先株式 135,000 第３回第四種優先株式 135,000 第４回第四種優先株式 135,000 第５回第四種優先株式 135,000 第６回第四種優先株式 135,000 第７回第四種優先株式 135,000 第８回第四種優先株式 135,000 第９回第四種優先株式 135,000 第10回第四種優先株式 135,000 第11回第四種優先株式 135,000 第12回第四種優先株式 135,000 第１回第六種優先株式 88,500	普通株式 7,000 第１回第四種優先株式 135,000 第２回第四種優先株式 135,000 第３回第四種優先株式 135,000 第４回第四種優先株式 135,000 第５回第四種優先株式 135,000 第６回第四種優先株式 135,000 第７回第四種優先株式 135,000 第８回第四種優先株式 135,000 第９回第四種優先株式 135,000 第10回第四種優先株式 135,000 第11回第四種優先株式 135,000 第12回第四種優先株式 135,000 第１回第六種優先株式 88,500

回次		第４期中	第５期中	第６期中	第４期	第５期
決算年月		平成17年９月	平成18年９月	平成19年９月	平成18年３月	平成19年３月
自己資本比率	%	90.68	82.76	73.48	94.46	75.72
従業員数	人	122	135	137	124	131

（注）１　消費税及び地方消費税の会計処理は税抜方式によっております。

２　第５期中より、純資産額及び総資産額の算定に当たっては、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第５号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第８号）を適用しております。

2 【事業の内容】

当中間連結会計期間において、当社グループ(当社及び当社の関係会社)が営む事業の内容については、重要な変更はありません。また、主要な関係会社の異動については、次のとおりであります。

(その他事業)

SMFG企業再生債権回収株式会社は清算したため、当社の連結子会社から除外いたしました。

また、国内において消費者金融業務を行う三洋信販株式会社、クレジットカード業務を行うポケットカード株式会社、個品割賦あっせん・総合割賦あっせん業務を行う株式会社セントラルファイナンスをそれぞれ当社の持分法適用関連会社といたしました。

3 【関係会社の状況】

(1) 当中間連結会計期間において、当社の関係会社に該当しないこととなった会社のうち主要なものは次のとおりであります。

SMFG企業再生債権回収株式会社

(2) 当中間連結会計期間において、新たに当社の関係会社となった会社及び新たに連結子会社となった持分法適用関連会社のうち主要なものは次のとおりであります。

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有割合(%)	当社との関係内容				
					役員の兼任等(人)	資金援助	営業上の取引	設備の賃貸借	業務提携
(連結子会社) 株式会社クオーク (注)5	東京都港区	4,750	その他事業(個品割賦あっせん・総合割賦あっせん業)	31.05 (31.05) [25.48]	—	—	—	—	—
(持分法適用関連会社) 三洋信販株式会社 (注)4	福岡市博多区	16,268	その他事業(消費者金融業)	— [95.45]	—	—	—	—	—
ポケットカード株式会社 (注)4	東京都港区	11,268	その他事業(クレジットカード業)	— [47.02]	—	—	—	—	—
株式会社セントラルファイナンス (注)4	名古屋市中区	23,254	その他事業(個品割賦あっせん・総合割賦あっせん業)	24.74 (15.33)	1 (1)	—	—	—	(注)6

(注) 1 「主要な事業の内容」欄には、事業の種類別セグメントの名称を記載しております。

2 「議決権の所有割合」欄の( )内は子会社による間接所有の割合(内書き)、[ ]内は緊密な者及び同意している者の所有割合(外書き)であります。

3 「当社との関係内容」の「役員の兼任等」欄の( )内は、当社の役員(内書き)であります。

4 上記関係会社のうち、有価証券報告書を提出している会社は、三洋信販株式会社、ポケットカード株式会社及び株式会社セントラルファイナンスであります。

5 株式会社クオークは議決権の所有割合の増加により子会社となったため、当中間連結会計期間から連結子会社としております。

6 当社、株式会社三井住友銀行、三井住友カード株式会社及び株式会社クオークは、株式会社セントラルファイナンス及び三井物産株式会社との間で、コンシューマー・ファイナンス事業分野における業務提携を行っております。

4 【従業員の状況】

(1) 連結会社における従業員数

(平成19年９月30日現在)

	銀行業	リース業	その他事業	合計
従業員数(人) [外、平均臨時従業員数]	22,967 [8,290]	1,903 [7]	21,572 [5,175]	46,442 [13,472]

(注) 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員15,940人を含んでおりません。

(2) 当社の従業員数

(平成19年９月30日現在)

従業員数(人)	137

(注) 1 当社従業員は全員、株式会社三井住友銀行等からの出向者であります。
2 当社には従業員組合はありません。労使間において特記すべき事項はありません。

第２　【事業の状況】

１　【業績等の概要】

(1) 業績

① 経済金融環境

当中間連結会計期間の経済環境を顧みますと、海外では、欧州やアジアで堅調な景気の拡大が続き、米国では住宅建設の減少等により経済成長が緩やかなものになりました。わが国では、一部に弱い動きが見られたものの、輸出の増加と堅調な設備投資を背景に緩やかな景気拡大が続きました。

金融資本市場におきましては、米国の住宅金融における不良債権問題の拡がり等を背景に、米国の政策金利が９月に引き下げられました。一方、国内では政策金利が据え置かれ、短期市場金利である無担保コールレート(オーバーナイト物)はほぼ横ばいで推移しました。長期市場金利である10年物国債の流通利回りは期中に上昇したものの、欧米長期金利の低下を受けて期末には概ね期初の水準に戻りました。こうした経済金融情勢や世界的なリスク再評価等の動きを背景に、前期末対比で日経平均株価は下落し、対米ドル為替レートは円高となりました。

金融界におきましては、幅広い金融商品について横断的な利用者保護の枠組み等を整備した金融商品取引法や、全面的に内容を見直した新たな信託法が９月末に施行されました。また、４月に住宅金融公庫が廃止され、新たに独立行政法人住宅金融支援機構が発足したほか、５月には５つの政府系金融機関を統合するための日本政策金融公庫法が成立し、10月１日には郵政事業の民営化が実施されました。

② 経営戦略

当社グループは、昨年10月に公的資金返済を完了し、経済金融情勢や競争環境といった経営環境が大きく変化したことを踏まえ、今年度、平成21年度までの３年間を対象とする中期経営計画「LEAD THE VALUE計画」をスタートさせました。

本計画では、当社グループがお客さまに提供する付加価値である「先進性」「スピード」「提案・解決力」を極大化することによって、「最高の信頼を得られ世界に通じる金融グループ」を目指していくことを基本方針とし、経営目標として、

○　成長事業領域におけるトップクオリティの実現

○　グローバルプレーヤーに相応しい財務体質の実現

○　株主還元の充実

の３点を掲げております。

また、本計画におきましては、「成長事業領域の重点的強化」と「持続的成長に向けた企業基盤の整備」の２点を基軸として、戦略施策を展開してまいります。

(1) 成長事業領域の重点的強化

今後大きく成長する事業領域にフォーカスし、その領域においてお客さまの期待を超える価値を提供することによってトップクオリティを実現、持続的成長を果たしてまいります。当社が特に注力する成長事業領域は以下の７つです。

① 個人向け金融コンサルティングビジネス
② 法人向けソリューションビジネス
③ グローバルマーケットにおける特定分野
④ 支払・決済・コンシューマーファイナンス
⑤ 投資銀行・信託業務
⑥ 自己勘定投資
⑦ アセット回転型ビジネス

(2) 持続的成長に向けた企業基盤の整備

中長期的な経営目標や戦略施策を主軸とした業績目標・評価制度の導入、成長事業領域においてトップクオリティに挑戦するプロフェッショナル集団を育成するための体制整備、戦略展開に柔軟に対応できるIT基盤・事務インフラ等の整備を進め、コンプライアンス態勢を強化し、ALM・リスク管理体制を高度化することによって、付加価値の極大化を目指してまいります。

当社グループは、本計画の遂行に全役職員一丸となって全力で取り組み、持続的成長を通じて、企業価値の更なる向上を目指してまいります。

③ 営業の成果

当中間連結会計期間における業績は以下のとおりとなりました。

業容面では、預金は、前連結会計年度末対比7,695億円増加して72兆9,257億円となり、譲渡性預金は、同609億円減少して２兆5,282億円となりました。

一方、貸出金は、海外で高格付け企業への貸出やプロジェクトファイナンス等を積極的に行ったことを主因に、前連結会計年度末対比１兆5,042億円増加の60兆1,935億円となりました。

総資産は、同５兆693億円増加し、105兆9,276億円となりました。

損益面では、経常収益は、海外での貸出金残高の増加や国内市場金利の上昇に伴う貸出金利息の増加を主因に資金運用収益が増加したことや、持分法適用会社の業績回復を主因としてその他経常収益が増加したこと等により、前中間連結会計期間対比13.8%増の2兆775億円となりました。経常費用は、前連結会計年度に債券ポートフォリオのリスク圧縮を進めたことによる国債等債券損益の大幅な改善を主因にその他業務費用が減少する一方、預金利息の増加等による資金調達費用の増加や与信関係費用の増加並びに保有株式の減損等によるその他経常費用の増加を主因に、前中間連結会計期間対比17.4%増の1兆7,243億円となりました。その結果、経常利益は3,532億円、特別損益等を勘案した中間純利益は1,705億円となりました。

純資産額は、中間純利益の計上等により株主資本が前連結会計年度末対比1,046億円増加の2兆8,462億円となる一方、その他有価証券評価差額金が同1,962億円減少の1兆658億円となったことを主因として、同624億円減少の5兆2,688億円となりました。

事業の種類別では、銀行業、リース業、その他事業の内部取引消去前の経常収益シェアが、銀行業が66(前中間連結会計期間対比＋2)%、リース業が19(同△1)%、その他事業が15(同△1)%となりました。

また、所在地別の内部取引消去前の経常収益シェアは、日本が80(前中間連結会計期間対比△2)%、米州が8(同＋1)%、欧州・中近東、アジア・オセアニアは、各々6(同＋1)%、6(同＋0)%となりました。

連結自己資本比率は、10.60%となりました。

(2) キャッシュ・フロー

当中間連結会計期間のキャッシュ・フローは、資金の運用・調達や貸出金・預金の増減等の「営業活動によるキャッシュ・フロー」が前中間連結会計期間対比5兆5,687億円増加して1兆2,378億円、有価証券の取得・売却や有形固定資産及びリース資産の取得・売却等の「投資活動によるキャッシュ・フロー」が同3兆5,519億円減少して△6,686億円、劣後調達等の「財務活動によるキャッシュ・フロー」が同1兆1,710億円増加して△636億円となりました。

その結果、当中間連結会計期間末の現金及び現金同等物の残高は、前連結会計年度末対比5,254億円増加して2兆4,524億円となりました。

(3) 事業の種類別セグメントの業績

① 事業の種類別収支

当中間連結会計期間の資金運用収支は前中間連結会計期間比399億円の増益となる5,995億円、信託報酬は同８億円の増益となる22億円、役務取引等収支は同100億円の増益となる2,934億円、特定取引収支は同667億円の増益となる1,183億円、その他業務収支は同191億円の増益となる89億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの資金運用収支は前中間連結会計期間比415億円の増益となる5,503億円、信託報酬は同８億円の増益となる22億円、役務取引等収支は同８億円の減益となる1,934億円、特定取引収支は同624億円の増益となる1,038億円、その他業務収支は同164億円の増益となる△196億円となりました。

リース業セグメントの資金運用収支は前中間連結会計期間比22億円の減益となる△45億円、信託報酬は同０億円の増益となる０億円、役務取引等収支は同11億円の増益となる14億円、その他業務収支は同12億円の増益となる448億円となりました。

その他事業セグメントの資金運用収支は前中間連結会計期間比１億円の減益となる671億円、役務取引等収支は同105億円の増益となる1,018億円、特定取引収支は同43億円の増益となる145億円、その他業務収支は同37億円の増益となる523億円となりました。

種類	期別	銀行業	リース業	その他事業	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
資金運用収支	前中間連結会計期間	508,871	△2,300	67,254	△14,207	559,617
	当中間連結会計期間	550,394	△4,585	67,133	△13,364	599,578
うち資金運用収益	前中間連結会計期間	876,234	4,659	83,203	△54,287	909,808
	当中間連結会計期間	1,061,517	5,304	88,457	△72,702	1,082,577
うち資金調達費用	前中間連結会計期間	367,362	6,959	15,948	△40,079	350,191
	当中間連結会計期間	511,123	9,889	21,324	△59,338	482,998
信託報酬	前中間連結会計期間	1,407	9	—	—	1,416
	当中間連結会計期間	2,239	23	—	—	2,262
役務取引等収支	前中間連結会計期間	194,273	378	91,358	△2,616	283,394
	当中間連結会計期間	193,440	1,481	101,884	△3,366	293,439
うち役務取引等収益	前中間連結会計期間	250,637	378	98,694	△12,387	337,322
	当中間連結会計期間	253,742	1,481	109,985	△18,536	346,671
うち役務取引等費用	前中間連結会計期間	56,363	—	7,335	△9,771	53,927
	当中間連結会計期間	60,301	—	8,100	△15,170	53,232
特定取引収支	前中間連結会計期間	41,389	—	10,223	—	51,613
	当中間連結会計期間	103,818	—	14,544	—	118,362
うち特定取引収益	前中間連結会計期間	51,932	—	20,338	△17,774	54,496
	当中間連結会計期間	105,356	—	18,933	△5,927	118,362
うち特定取引費用	前中間連結会計期間	10,543	—	10,114	△17,774	2,883
	当中間連結会計期間	1,538	—	4,389	△5,927	—
その他業務収支	前中間連結会計期間	△36,082	43,546	48,594	△66,288	△10,230
	当中間連結会計期間	△19,676	44,827	52,354	△68,593	8,912
うちその他業務収益	前中間連結会計期間	61,939	395,496	110,627	△66,942	501,121
	当中間連結会計期間	35,584	410,933	111,039	△68,870	488,686
うちその他業務費用	前中間連結会計期間	98,022	351,950	62,033	△653	511,352
	当中間連結会計期間	55,261	366,105	58,684	△277	479,774

(注) 1 事業区分は内部管理上採用している区分によっております。

2 各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用(前中間連結会計期間１百万円、当中間連結会計期間４百万円)を資金調達費用から控除して表示しております。

4 セグメント間の内部取引は「消去又は全社(△)」欄に表示しております。

② 事業の種類別資金運用／調達の状況

当中間連結会計期間の資金運用勘定の平均残高は前中間連結会計期間比１兆4,232億円減少して86兆135億円、利回りは同0.44％増加して2.52％となりました。また、資金調達勘定の平均残高は同１兆439億円減少して88兆158億円、利回りは同0.31％増加して1.10％となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの資金運用勘定の平均残高は前中間連結会計期間比3,642億円減少して85兆8,393億円、利回りは同0.44％増加して2.47％となりました。また、資金調達勘定の平均残高は同１兆430億円減少して87兆7,999億円、利回りは同0.33％増加して1.16％となりました。

リース業セグメントの資金運用勘定の平均残高は前中間連結会計期間比377億円増加して2,084億円、利回りは同0.37％減少して5.09％となりました。また、資金調達勘定の平均残高は同591億円増加して１兆6,635億円、利回りは同0.32％増加して1.19％となりました。

その他事業セグメントの資金運用勘定の平均残高は前中間連結会計期間比1,555億円減少して３兆2,315億円、利回りは同0.56％増加して5.47％となりました。また、資金調達勘定の平均残高は同2,109億円減少して１兆1,992億円、利回りは同1.30％増加して3.56％となりました。

ア 銀行業

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(％)
資金運用勘定	前中間連結会計期間	86,203,552	876,234	2.03
	当中間連結会計期間	85,839,349	1,061,517	2.47
うち貸出金	前中間連結会計期間	58,215,756	619,840	2.13
	当中間連結会計期間	59,612,119	755,704	2.54
うち有価証券	前中間連結会計期間	21,548,632	161,886	1.50
	当中間連結会計期間	18,300,425	170,474	1.86
うちコールローン及び買入手形	前中間連結会計期間	1,029,641	12,256	2.38
	当中間連結会計期間	1,068,987	15,561	2.91
うち買現先勘定	前中間連結会計期間	160,331	2,849	3.56
	当中間連結会計期間	299,171	3,560	2.38
うち債券貸借取引支払保証金	前中間連結会計期間	1,437,162	1,615	0.22
	当中間連結会計期間	1,217,962	4,142	0.68
うち預け金	前中間連結会計期間	2,360,293	37,850	3.21
	当中間連結会計期間	3,845,804	64,731	3.37
資金調達勘定	前中間連結会計期間	88,842,959	367,362	0.83
	当中間連結会計期間	87,799,906	511,123	1.16
うち預金	前中間連結会計期間	71,800,295	203,726	0.57
	当中間連結会計期間	73,376,710	283,388	0.77
うち譲渡性預金	前中間連結会計期間	3,459,555	20,615	1.19
	当中間連結会計期間	3,162,370	26,551	1.68
うちコールマネー及び売渡手形	前中間連結会計期間	4,181,956	7,302	0.35
	当中間連結会計期間	2,093,076	11,829	1.13
うち売現先勘定	前中間連結会計期間	455,131	7,963	3.50
	当中間連結会計期間	130,860	2,418	3.70
うち債券貸借取引受入担保金	前中間連結会計期間	2,349,592	33,050	2.81
	当中間連結会計期間	1,637,532	18,397	2.25
うちコマーシャル・ペーパー	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち借用金	前中間連結会計期間	2,415,567	33,729	2.79
	当中間連結会計期間	3,432,943	53,755	3.13
うち短期社債	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち社債	前中間連結会計期間	3,761,765	36,678	1.95
	当中間連結会計期間	3,683,324	39,538	2.15

(注) 1　事業区分は内部管理上採用している区分によっております。
2　各事業の主な内容
(1) 銀行業…………銀行業
(2) リース業………リース業
(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
3　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
4　無利息預け金の平均残高(前中間連結会計期間1,440,774百万円、当中間連結会計期間832,329百万円)を資金運用勘定から控除して表示しております。
5　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前中間連結会計期間2,607百万円、当中間連結会計期間2,564百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前中間連結会計期間2,607百万円、当中間連結会計期間2,564百万円)及び利息(前中間連結会計期間1百万円、当中間連結会計期間4百万円)を資金調達勘定から、それぞれ控除して表示しております。

イ　リース業

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(%)
資金運用勘定	前中間連結会計期間	170,734	4,659	5.46
	当中間連結会計期間	208,490	5,304	5.09
うち貸出金	前中間連結会計期間	89,147	2,026	4.55
	当中間連結会計期間	102,884	2,214	4.30
うち有価証券	前中間連結会計期間	47,089	2,021	8.59
	当中間連結会計期間	65,111	2,287	7.03
うちコールローン及び買入手形	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち買現先勘定	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち債券貸借取引支払保証金	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち預け金	前中間連結会計期間	28,715	509	3.55
	当中間連結会計期間	26,499	661	4.99
資金調達勘定	前中間連結会計期間	1,604,376	6,959	0.87
	当中間連結会計期間	1,663,541	9,889	1.19
うち預金	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち譲渡性預金	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うちコールマネー及び売渡手形	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち売現先勘定	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち債券貸借取引受入担保金	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うちコマーシャル・ペーパー	前中間連結会計期間	1,339	1	0.24
	当中間連結会計期間	―	―	―
うち借用金	前中間連結会計期間	1,156,836	5,014	0.87
	当中間連結会計期間	1,142,851	7,240	1.27
うち短期社債	前中間連結会計期間	304,583	455	0.30
	当中間連結会計期間	360,993	1,231	0.68
うち社債	前中間連結会計期間	141,544	595	0.84
	当中間連結会計期間	159,513	793	0.99

(注) 1　事業区分は内部管理上採用している区分によっております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

4　無利息預け金の平均残高(前中間連結会計期間2,368百万円、当中間連結会計期間1,606百万円)を資金運用勘定から控除して表示しております。

ウ　その他事業

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(%)
資金運用勘定	前中間連結会計期間	3,387,152	83,203	4.91
	当中間連結会計期間	3,231,598	88,457	5.47
うち貸出金	前中間連結会計期間	2,173,046	64,924	5.98
	当中間連結会計期間	1,940,584	65,674	6.77
うち有価証券	前中間連結会計期間	365,861	8,091	4.42
	当中間連結会計期間	350,795	8,215	4.68
うちコールローン及び買入手形	前中間連結会計期間	35,877	883	4.92
	当中間連結会計期間	56,195	1,276	4.54
うち買現先勘定	前中間連結会計期間	42,720	901	4.22
	当中間連結会計期間	31,417	703	4.48
うち債券貸借取引支払保証金	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち預け金	前中間連結会計期間	303,954	4,099	2.70
	当中間連結会計期間	433,071	6,627	3.06
資金調達勘定	前中間連結会計期間	1,410,179	15,948	2.26
	当中間連結会計期間	1,199,241	21,324	3.56
うち預金	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち譲渡性預金	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うちコールマネー及び売渡手形	前中間連結会計期間	12,253	23	0.39
	当中間連結会計期間	1,357	12	1.86
うち売現先勘定	前中間連結会計期間	34,667	727	4.20
	当中間連結会計期間	26,703	598	4.49
うち債券貸借取引受入担保金	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うちコマーシャル・ペーパー	前中間連結会計期間	76	0	0.24
	当中間連結会計期間	―	―	―
うち借用金	前中間連結会計期間	1,020,251	6,994	1.37
	当中間連結会計期間	889,990	13,443	3.02
うち短期社債	前中間連結会計期間	46,850	57	0.25
	当中間連結会計期間	49,136	163	0.67
うち社債	前中間連結会計期間	296,074	7,282	4.92
	当中間連結会計期間	232,053	6,536	5.63

(注) 1　事業区分は内部管理上採用している区分によっております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

4　無利息預け金の平均残高(前中間連結会計期間76,200百万円、当中間連結会計期間61,952百万円)を資金運用勘定から控除して表示しております。

エ　合計

種類	期別	平均残高(百万円)			利息(百万円)			利回り(%)
		小計	消去又は全社(△)	合計	小計	消去又は全社(△)	合計	
資金運用勘定	前中間連結会計期間	89,761,439	△2,324,602	87,436,836	964,096	△54,287	909,808	2.08
	当中間連結会計期間	89,279,437	△3,265,841	86,013,596	1,155,279	△72,702	1,082,577	2.52
うち貸出金	前中間連結会計期間	60,477,949	△2,279,273	58,198,676	686,791	△35,773	651,018	2.24
	当中間連結会計期間	61,655,587	△3,198,689	58,456,897	823,592	△52,185	771,407	2.64
うち有価証券	前中間連結会計期間	21,961,582	247,942	22,209,525	171,999	△14,280	157,718	1.42
	当中間連結会計期間	18,716,333	281,758	18,998,091	180,978	△13,451	167,526	1.76
うちコールローン及び買入手形	前中間連結会計期間	1,065,519	△4,729	1,060,790	13,139	△146	12,993	2.45
	当中間連結会計期間	1,125,183	△10,938	1,114,244	16,837	△216	16,621	2.98
うち買現先勘定	前中間連結会計期間	203,051	―	203,051	3,751	―	3,751	3.69
	当中間連結会計期間	330,589	△2,334	328,254	4,263	△5	4,258	2.59
うち債券貸借取引支払保証金	前中間連結会計期間	1,437,162	―	1,437,162	1,615	―	1,615	0.22
	当中間連結会計期間	1,217,962	―	1,217,962	4,142	―	4,142	0.68
うち預け金	前中間連結会計期間	2,692,963	△288,369	2,404,594	42,460	△3,992	38,467	3.20
	当中間連結会計期間	4,305,375	△331,215	3,974,159	72,020	△6,724	65,295	3.29
資金調達勘定	前中間連結会計期間	91,857,515	△2,797,741	89,059,773	390,271	△40,079	350,191	0.79
	当中間連結会計期間	90,662,689	△2,646,877	88,015,811	542,336	△59,338	482,998	1.10
うち預金	前中間連結会計期間	71,800,295	△369,432	71,430,863	203,726	△3,793	199,933	0.56
	当中間連結会計期間	73,376,710	△386,502	72,990,208	283,388	△6,621	276,767	0.76
うち譲渡性預金	前中間連結会計期間	3,459,555	△390,618	3,068,937	20,615	△199	20,415	1.33
	当中間連結会計期間	3,162,370	△37,113	3,125,257	26,551	△103	26,447	1.69
うちコールマネー及び売渡手形	前中間連結会計期間	4,194,210	△4,746	4,189,463	7,326	△85	7,240	0.35
	当中間連結会計期間	2,094,433	△10,938	2,083,495	11,842	△216	11,625	1.12
うち売現先勘定	前中間連結会計期間	489,799	―	489,799	8,691	―	8,691	3.55
	当中間連結会計期間	157,564	△2,334	155,229	3,017	△5	3,011	3.88
うち債券貸借取引受入担保金	前中間連結会計期間	2,349,592	―	2,349,592	33,050	―	33,050	2.81
	当中間連結会計期間	1,637,532	―	1,637,532	18,397	―	18,397	2.25
うちコマーシャル・ペーパー	前中間連結会計期間	1,416	―	1,416	1	―	1	0.24
	当中間連結会計期間	―	―	―	―	―	―	―
うち借用金	前中間連結会計期間	4,592,655	△2,032,775	2,559,879	45,738	△35,966	9,771	0.76
	当中間連結会計期間	5,465,784	△2,209,529	3,256,255	74,439	△52,364	22,074	1.36
うち短期社債	前中間連結会計期間	351,434	―	351,434	513	―	513	0.29
	当中間連結会計期間	410,129	△459	409,670	1,395	△6	1,388	0.68
うち社債	前中間連結会計期間	4,199,384	―	4,199,384	44,556	―	44,556	2.12
	当中間連結会計期間	4,074,891	―	4,074,891	46,867	―	46,867	2.30

(注) 1　事業区分は内部管理上採用している区分によっております。
2　セグメント間の内部取引は「消去又は全社(△)」欄に表示しております。
3　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
4　無利息預け金の平均残高(前中間連結会計期間1,459,271百万円、当中間連結会計期間850,249百万円)を資金運用勘定から控除して表示しております。
5　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前中間連結会計期間2,607百万円、当中間連結会計期間2,564百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前中間連結会計期間2,607百万円、当中間連結会計期間2,564百万円)及び利息(前中間連結会計期間1百万円、当中間連結会計期間4百万円)を資金調達勘定から、それぞれ控除して表示しております。

③　事業の種類別役務取引の状況

当中間連結会計期間の役務取引等収益は前中間連結会計期間比93億円増加して3,466億円、一方役務取引等費用は同６億円減少して532億円となったことから、役務取引等収支は同100億円の増益となる2,934億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの役務取引等収益は前中間連結会計期間比31億円増加して2,537億円、一方役務取引等費用は同39億円増加して603億円となったことから、役務取引等収支は同８億円の減益となる1,934億円となりました。

リース業セグメントの役務取引等収益は前中間連結会計期間比11億円増加して14億円となったことから、役務取引等収支は同11億円の増益となる14億円となりました。

その他事業セグメントの役務取引等収益は前中間連結会計期間比112億円増加して1,099億円、一方役務取引等費用は同７億円増加して81億円となったことから、役務取引等収支は同105億円の増益となる1,018億円となりました。

種類	期別	銀行業	リース業	その他事業	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
役務取引等収益	前中間連結会計期間	250,637	378	98,694	△12,387	337,322
	当中間連結会計期間	253,742	1,481	109,985	△18,536	346,671
うち預金・貸出業務	前中間連結会計期間	31,520	―	360	△619	31,262
	当中間連結会計期間	34,220	―	58	△617	33,662
うち為替業務	前中間連結会計期間	66,727	―	―	△763	65,964
	当中間連結会計期間	67,472	―	―	△1,001	66,470
うち証券関連業務	前中間連結会計期間	11,991	―	12,212	△15	24,188
	当中間連結会計期間	6,417	―	11,656	△25	18,048
うち代理業務	前中間連結会計期間	8,447	―	113	△38	8,521
	当中間連結会計期間	8,466	―	178	△39	8,604
うち保護預り・貸金庫業務	前中間連結会計期間	3,906	―	―	△0	3,906
	当中間連結会計期間	3,817	―	―	△0	3,817
うち保証業務	前中間連結会計期間	21,685	―	6,055	△4,751	22,989
	当中間連結会計期間	22,432	―	5,110	△4,954	22,587
うちクレジットカード関連業務	前中間連結会計期間	―	―	57,938	△564	57,374
	当中間連結会計期間	―	―	62,753	△470	62,282
役務取引等費用	前中間連結会計期間	56,363	―	7,335	△9,771	53,927
	当中間連結会計期間	60,301	―	8,100	△15,170	53,232
うち為替業務	前中間連結会計期間	13,174	―	―	△28	13,146
	当中間連結会計期間	15,091	―	―	△10	15,081

(注) 1　事業区分は内部管理上採用している区分によっております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　セグメント間の内部取引は「消去又は全社(△)」欄に表示しております。

④ 事業の種類別特定取引の状況

ア 特定取引収益・費用の内訳

当中間連結会計期間の特定取引収益は前中間連結会計期間比638億円増加して1,183億円、一方特定取引費用は同28億円減少したことから、特定取引収支は同667億円の増益となる1,183億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの特定取引収益は前中間連結会計期間比534億円増加して1,053億円、一方特定取引費用は同90億円減少して15億円となったことから、特定取引収支は同624億円の増益となる1,038億円となりました。

その他事業セグメントの特定取引収益は前中間連結会計期間比14億円減少して189億円、一方特定取引費用は同57億円減少して43億円となったことから、特定取引収支は同43億円の増益となる145億円となりました。

種類	期別	銀行業	リース業	その他事業	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引収益	前中間連結会計期間	51,932	―	20,338	△17,774	54,496
	当中間連結会計期間	105,356	―	18,933	△5,927	118,362
うち商品有価証券収益	前中間連結会計期間	―	―	6,788	―	6,788
	当中間連結会計期間	―	―	12,034	―	12,034
うち特定取引有価証券収益	前中間連結会計期間	―	―	―	―	―
	当中間連結会計期間	445	―	―	―	445
うち特定金融派生商品収益	前中間連結会計期間	50,835	―	13,549	△17,774	46,610
	当中間連結会計期間	101,393	―	6,898	△5,927	102,364
うちその他の特定取引収益	前中間連結会計期間	1,096	―	―	―	1,096
	当中間連結会計期間	3,518	―	―	―	3,518
特定取引費用	前中間連結会計期間	10,543	―	10,114	△17,774	2,883
	当中間連結会計期間	1,538	―	4,389	△5,927	―
うち商品有価証券費用	前中間連結会計期間	―	―	―	―	―
	当中間連結会計期間	―	―	―	―	―
うち特定取引有価証券費用	前中間連結会計期間	2,883	―	―	―	2,883
	当中間連結会計期間	―	―	―	―	―
うち特定金融派生商品費用	前中間連結会計期間	7,659	―	10,114	△17,774	―
	当中間連結会計期間	1,538	―	4,389	△5,927	―
うちその他の特定取引費用	前中間連結会計期間	―	―	―	―	―
	当中間連結会計期間	―	―	―	―	―

(注) 1 事業区分は内部管理上採用している区分によっております。

2 各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3 セグメント間の内部取引は「消去又は全社(△)」欄に表示しております。

イ　特定取引資産・負債の内訳(末残)

当中間連結会計期間末の特定取引資産残高は前中間連結会計期間末比868億円増加して３兆4,913億円、特定取引負債残高は同2,327億円増加して２兆1,650億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの特定取引資産残高は前中間連結会計期間末比1,261億円減少して２兆9,627億円、特定取引負債残高は同500億円増加して１兆6,893億円となりました。

その他事業セグメントの特定取引資産残高は前中間連結会計期間末比2,088億円増加して5,539億円、特定取引負債残高は同1,786億円増加して5,010億円となりました。

種類	期別	銀行業	リース業	その他事業	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引資産	前中間連結会計期間	3,088,960	―	345,100	△29,471	3,404,589
	当中間連結会計期間	2,962,766	―	553,994	△25,365	3,491,395
うち商品有価証券	前中間連結会計期間	53,082	―	25,993	―	79,075
	当中間連結会計期間	47,462	―	72,068	―	119,531
うち商品有価証券派生商品	前中間連結会計期間	621	―	2	―	624
	当中間連結会計期間	2,693	―	4	―	2,698
うち特定取引有価証券	前中間連結会計期間	―	―	―	―	―
	当中間連結会計期間	―	―	―	―	―
うち特定取引有価証券派生商品	前中間連結会計期間	3,624	―	―	―	3,624
	当中間連結会計期間	7,488	―	―	―	7,488
うち特定金融派生商品	前中間連結会計期間	1,947,122	―	319,104	△29,471	2,236,755
	当中間連結会計期間	1,867,984	―	481,921	△25,365	2,324,539
うちその他の特定取引資産	前中間連結会計期間	1,084,509	―	―	―	1,084,509
	当中間連結会計期間	1,037,137	―	―	―	1,037,137
特定取引負債	前中間連結会計期間	1,639,354	―	322,441	△29,471	1,932,323
	当中間連結会計期間	1,689,372	―	501,090	△25,365	2,165,097
うち売付商品債券	前中間連結会計期間	20,487	―	5,754	―	26,242
	当中間連結会計期間	2,909	―	12,315	―	15,225
うち商品有価証券派生商品	前中間連結会計期間	695	―	5	―	700
	当中間連結会計期間	2,708	―	42	―	2,751
うち特定取引売付債券	前中間連結会計期間	―	―	―	―	―
	当中間連結会計期間	―	―	―	―	―
うち特定取引有価証券派生商品	前中間連結会計期間	3,998	―	―	―	3,998
	当中間連結会計期間	7,548	―	―	―	7,548
うち特定金融派生商品	前中間連結会計期間	1,614,172	―	316,681	△29,471	1,901,382
	当中間連結会計期間	1,676,206	―	488,732	△25,365	2,139,572
うちその他の特定取引負債	前中間連結会計期間	―	―	―	―	―
	当中間連結会計期間	―	―	―	―	―

(注) 1　事業区分は内部管理上採用している区分によっております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　セグメント間の内部取引は「消去又は全社(△)」欄に表示しております。

⑤　事業の種類別預金残高の状況

○　預金の種類別残高(末残)

種類	期別	銀行業	リース業	その他事業	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
預金合計	前中間連結会計期間	72,165,553	―	―	72,165,553
	当中間連結会計期間	72,925,766	―	―	72,925,766
うち流動性預金	前中間連結会計期間	46,036,650	―	―	46,036,650
	当中間連結会計期間	46,566,702	―	―	46,566,702
うち定期性預金	前中間連結会計期間	22,454,603	―	―	22,454,603
	当中間連結会計期間	22,862,938	―	―	22,862,938
うちその他	前中間連結会計期間	3,674,298	―	―	3,674,298
	当中間連結会計期間	3,496,124	―	―	3,496,124
譲渡性預金	前中間連結会計期間	2,492,353	―	―	2,492,353
	当中間連結会計期間	2,528,292	―	―	2,528,292
総合計	前中間連結会計期間	74,657,906	―	―	74,657,906
	当中間連結会計期間	75,454,058	―	―	75,454,058

(注) 1　事業区分は内部管理上採用している区分によっております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金

4　定期性預金＝定期預金＋定期積金

⑥　事業の種類別貸出金残高の状況

ア　業種別貸出状況(残高・構成比)

業種別	平成18年9月30日現在					平成19年9月30日現在				
	銀行業(百万円)	リース業(百万円)	その他事業(百万円)	合計(百万円)	構成比(%)	銀行業(百万円)	リース業(百万円)	その他事業(百万円)	合計(百万円)	構成比(%)
国内(除く特別国際金融取引勘定分)	51,558,851	7	575,502	52,134,361	100.00	50,975,712	—	549,503	51,525,216	100.00
製造業	5,571,850	7	9,518	5,581,376	10.71	5,626,919	—	6,463	5,633,382	10.92
農業、林業、漁業及び鉱業	138,813	—	31	138,844	0.27	138,474	—	24	138,498	0.27
建設業	1,412,201	0	3,618	1,415,820	2.72	1,412,863	—	3,105	1,415,969	2.75
運輸、情報通信、公益事業	2,936,668	—	6,044	2,942,712	5.64	2,938,207	—	4,839	2,943,046	5.71
卸売・小売業	5,452,518	0	13,901	5,466,420	10.48	5,412,323	—	8,825	5,421,149	10.52
金融・保険業	4,350,146	—	675	4,350,822	8.34	4,470,634	—	726	4,471,361	8.68
不動産業	7,390,842	—	206,111	7,596,954	14.57	7,816,290	—	200,908	8,017,198	15.56
各種サービス業	6,342,119	—	98,123	6,440,243	12.35	5,869,034	—	74,434	5,943,468	11.54
地方公共団体	587,012	—	—	587,012	1.13	633,009	—	—	633,009	1.23
その他	17,376,677	—	237,477	17,614,154	33.79	16,657,955	—	250,175	16,908,131	32.82
海外及び特別国際金融取引勘定分	6,578,554	88,058	383,482	7,050,096	100.0	8,415,935	100,426	151,987	8,668,349	100.00
政府等	43,239	—	—	43,239	0.61	42,466	—	—	42,466	0.50
金融機関	489,705	5,754	2,227	497,687	7.06	537,499	272	705	538,477	6.21
商工業	5,493,222	81,834	358,677	5,933,734	84.17	7,020,306	97,878	145,438	7,263,622	83.79
その他	552,387	469	22,577	575,434	8.16	815,663	2,276	5,843	823,782	9.50
合計	58,137,406	88,066	958,985	59,184,457	—	59,391,648	100,426	701,490	60,193,566	—

(注) 1　事業区分は内部管理上採用している区分によっております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。

4　「海外」とは国内銀行連結子会社の海外店及び在外連結子会社であります。

イ　外国政府等向け債権残高(国別)

期別	国別	外国政府等向け債権残高(百万円)			
		銀行業	リース業	その他事業	合計
平成18年９月30日	インドネシア	34,803	―	―	34,803
	アルゼンチン	2	―	―	2
	合計	34,806	―	―	34,806
	(資産の総額に対する割合：%)	(0.03)	―	―	(0.03)
平成19年９月30日	アルゼンチン	3	―	―	3
	合計	3	―	―	3
	(資産の総額に対する割合：%)	(0.00)	―	―	(0.00)

(注) 1　対象国の政治経済情勢等を勘案して必要と認められる金額を引き当てる特定海外債権引当勘定の引当対象とされる債権残高を掲げております。

2　事業区分は内部管理上採用している区分によっております。

3　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

⑦　事業の種類別有価証券の状況

○　有価証券残高(末残)

種類	期別	銀行業	リース業	その他事業	全社	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
国債	前中間連結会計期間	8,469,232	—	4	—	8,469,237
	当中間連結会計期間	7,222,487	—	14	—	7,222,502
地方債	前中間連結会計期間	598,776	—	—	—	598,776
	当中間連結会計期間	528,068	—	—	—	528,068
社債	前中間連結会計期間	4,040,562	100	192	—	4,040,854
	当中間連結会計期間	3,822,098	—	124	—	3,822,223
株式	前中間連結会計期間	4,078,748	42,204	94,152	258,897	4,474,003
	当中間連結会計期間	4,092,525	43,221	101,927	273,789	4,511,464
その他の証券	前中間連結会計期間	4,465,131	17,393	286,238	—	4,768,763
	当中間連結会計期間	4,220,809	20,903	273,871	—	4,515,584
合計	前中間連結会計期間	21,652,451	59,698	380,588	258,897	22,351,635
	当中間連結会計期間	19,885,990	64,125	375,938	273,789	20,599,844

(注) 1　事業区分は内部管理上採用している区分によっております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　「その他の証券」には、外国債券及び外国株式を含んでおります。

(4) 国内・海外別業績

① 国内・海外別収支

当中間連結会計期間の資金運用収支は前中間連結会計期間比399億円の増益となる5,995億円、信託報酬は同８億円の増益となる22億円、役務取引等収支は同100億円の増益となる2,934億円、特定取引収支は同667億円の増益となる1,183億円、その他業務収支は同191億円の増益となる89億円となりました。

国内・海外別に見ますと、国内の資金運用収支は前中間連結会計期間比186億円の増益となる4,996億円、信託報酬は同８億円の増益となる22億円、役務取引等収支は同58億円の増益となる2,634億円、特定取引収支は同680億円の増益となる1,147億円、その他業務収支は同134億円の増益となる△４億円となりました。

海外の資金運用収支は前中間連結会計期間比218億円の増益となる1,079億円、役務取引等収支は同41億円の増益となる302億円、特定取引収支は同12億円の減益となる35億円、その他業務収支は同31億円の増益となる69億円となりました。

種類	期別	国内	海外	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
資金運用収支	前中間連結会計期間	480,933	86,128	△7,444	559,617
	当中間連結会計期間	499,606	107,949	△7,977	599,578
うち資金運用収益	前中間連結会計期間	669,798	260,926	△20,915	909,808
	当中間連結会計期間	761,166	354,866	△33,456	1,082,577
うち資金調達費用	前中間連結会計期間	188,864	174,798	△13,471	350,191
	当中間連結会計期間	261,560	246,916	△25,478	482,998
信託報酬	前中間連結会計期間	1,416	—	—	1,416
	当中間連結会計期間	2,262	—	—	2,262
役務取引等収支	前中間連結会計期間	257,583	26,021	△210	283,394
	当中間連結会計期間	263,419	30,206	△186	293,439
うち役務取引等収益	前中間連結会計期間	308,644	29,029	△352	337,322
	当中間連結会計期間	312,264	34,967	△560	346,671
うち役務取引等費用	前中間連結会計期間	51,060	3,008	△141	53,927
	当中間連結会計期間	48,845	4,760	△374	53,232
特定取引収支	前中間連結会計期間	46,773	4,839	—	51,613
	当中間連結会計期間	114,777	3,584	—	118,362
うち特定取引収益	前中間連結会計期間	57,247	15,023	△17,774	54,496
	当中間連結会計期間	116,315	7,974	△5,927	118,362
うち特定取引費用	前中間連結会計期間	10,473	10,184	△17,774	2,883
	当中間連結会計期間	1,538	4,389	△5,927	—
その他業務収支	前中間連結会計期間	△13,892	3,856	△194	△10,230
	当中間連結会計期間	△459	6,999	2,372	8,912
うちその他業務収益	前中間連結会計期間	493,369	8,041	△289	501,121
	当中間連結会計期間	475,105	11,252	2,328	488,686
うちその他業務費用	前中間連結会計期間	507,261	4,184	△94	511,352
	当中間連結会計期間	475,565	4,253	△44	479,774

(注) 1　「国内」とは、当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。
2　「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。
3　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用(前中間連結会計期間１百万円、当中間連結会計期間４百万円)を資金調達費用から控除して表示しております。
4　「国内」「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

② 国内・海外別資金運用／調達の状況

当中間連結会計期間の資金運用勘定の平均残高は前中間連結会計期間比１兆4,232億円減少して86兆135億円、利回りは同0.44％増加して2.52％となりました。また、資金調達勘定の平均残高は同１兆439億円減少して88兆158億円、利回りは同0.31％増加して1.10％となりました。

国内・海外別に見ますと、国内の資金運用勘定の平均残高は前中間連結会計期間比３兆3,260億円減少して74兆64億円、利回りは同0.33％増加して2.06％となりました。また、資金調達勘定の平均残高は同１兆9,734億円減少して79兆6,999億円、利回りは同0.20％増加して0.66％となりました。

海外の資金運用勘定の平均残高は前中間連結会計期間比２兆2,951億円増加して12兆8,319億円、利回りは同0.58％増加して5.53％となりました。また、資金調達勘定の平均残高は同１兆3,561億円増加して９兆4,232億円、利回りは同0.91％増加して5.24％となりました。

ア　国内

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(％)
資金運用勘定	前中間連結会計期間	77,332,447	669,798	1.73
	当中間連結会計期間	74,006,428	761,166	2.06
うち貸出金	前中間連結会計期間	51,544,254	481,416	1.87
	当中間連結会計期間	50,707,587	556,253	2.19
うち有価証券	前中間連結会計期間	20,875,872	136,557	1.31
	当中間連結会計期間	17,590,126	141,532	1.61
うちコールローン及び買入手形	前中間連結会計期間	883,704	8,165	1.85
	当中間連結会計期間	859,111	9,642	2.24
うち買現先勘定	前中間連結会計期間	42,697	19	0.09
	当中間連結会計期間	63,945	180	0.57
うち債券貸借取引支払保証金	前中間連結会計期間	1,437,162	1,615	0.22
	当中間連結会計期間	1,217,962	4,142	0.68
うち預け金	前中間連結会計期間	1,139,174	13,743	2.41
	当中間連結会計期間	2,006,977	20,921	2.08
資金調達勘定	前中間連結会計期間	81,673,373	188,864	0.46
	当中間連結会計期間	79,699,929	261,560	0.66
うち預金	前中間連結会計期間	65,285,046	76,231	0.23
	当中間連結会計期間	65,471,103	122,903	0.38
うち譲渡性預金	前中間連結会計期間	2,307,551	1,590	0.14
	当中間連結会計期間	2,426,076	6,843	0.56
うちコールマネー及び売渡手形	前中間連結会計期間	3,937,832	1,608	0.08
	当中間連結会計期間	1,771,545	4,563	0.52
うち売現先勘定	前中間連結会計期間	142,187	127	0.18
	当中間連結会計期間	42,904	119	0.56
うち債券貸借取引受入担保金	前中間連結会計期間	2,349,592	33,050	2.81
	当中間連結会計期間	1,637,532	18,397	2.25
うちコマーシャル・ペーパー	前中間連結会計期間	1,416	1	0.24
	当中間連結会計期間	―	―	―
うち借用金	前中間連結会計期間	3,057,003	20,845	1.36
	当中間連結会計期間	3,903,581	38,800	1.99
うち短期社債	前中間連結会計期間	351,434	513	0.29
	当中間連結会計期間	409,670	1,388	0.68
うち社債	前中間連結会計期間	3,831,209	33,792	1.76
	当中間連結会計期間	3,766,281	36,903	1.96

(注) 1　「国内」とは、当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。

2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の国内連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3　無利息預け金の平均残高(前中間連結会計期間1,400,562百万円、当中間連結会計期間775,416百万円)を資金運用勘定から控除して表示しております。

4　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前中間連結会計期間2,607百万円、当中間連結会計期間2,564百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前中間連結会計期間2,607百万円、当中間連結会計期間2,564百万円)及び利息(前中間連結会計期間１百万円、当中間連結会計期間４百万円)を資金調達勘定から、それぞれ控除して表示しております。

イ　海外

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(%)
資金運用勘定	前中間連結会計期間	10,536,815	260,926	4.95
	当中間連結会計期間	12,831,985	354,866	5.53
うち貸出金	前中間連結会計期間	7,236,264	181,394	5.01
	当中間連結会計期間	8,650,172	237,700	5.50
うち有価証券	前中間連結会計期間	1,085,709	28,609	5.27
	当中間連結会計期間	1,125,747	34,775	6.18
うちコールローン及び買入手形	前中間連結会計期間	177,086	4,827	5.45
	当中間連結会計期間	255,133	6,978	5.47
うち買現先勘定	前中間連結会計期間	160,353	3,732	4.65
	当中間連結会計期間	264,308	4,077	3.09
うち債券貸借取引支払保証金	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち預け金	前中間連結会計期間	1,363,415	26,398	3.87
	当中間連結会計期間	2,171,429	46,502	4.28
資金調達勘定	前中間連結会計期間	8,067,107	174,798	4.33
	当中間連結会計期間	9,423,214	246,916	5.24
うち預金	前中間連結会計期間	6,244,001	125,375	4.02
	当中間連結会計期間	7,723,565	156,022	4.04
うち譲渡性預金	前中間連結会計期間	761,386	18,824	4.94
	当中間連結会計期間	699,180	19,604	5.61
うちコールマネー及び売渡手形	前中間連結会計期間	251,630	5,632	4.48
	当中間連結会計期間	311,950	7,062	4.53
うち売現先勘定	前中間連結会計期間	347,611	8,563	4.93
	当中間連結会計期間	112,325	2,892	5.15
うち債券貸借取引受入担保金	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うちコマーシャル・ペーパー	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち借用金	前中間連結会計期間	84,867	722	1.70
	当中間連結会計期間	253,620	6,593	5.20
うち短期社債	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち社債	前中間連結会計期間	368,175	10,763	5.85
	当中間連結会計期間	308,609	9,964	6.46

(注) 1　「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。
2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の在外連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3　無利息預け金の平均残高(前中間連結会計期間39,070百万円、当中間連結会計期間73,726百万円)を資金運用勘定から控除して表示しております。

ウ　合計

種類	期別	平均残高(百万円)			利息(百万円)			利回り(%)
		小計	消去又は全社(△)	合計	小計	消去又は全社(△)	合計	
資金運用勘定	前中間連結会計期間	87,869,263	△432,426	87,436,836	930,724	△20,915	909,808	2.08
	当中間連結会計期間	86,838,414	△824,817	86,013,596	1,116,033	△33,456	1,082,577	2.52
うち貸出金	前中間連結会計期間	58,780,518	△581,842	58,198,676	662,811	△11,792	651,018	2.24
	当中間連結会計期間	59,357,760	△900,862	58,456,897	793,954	△22,546	771,407	2.64
うち有価証券	前中間連結会計期間	21,961,582	247,942	22,209,525	165,166	△7,448	157,718	1.42
	当中間連結会計期間	18,715,873	282,217	18,998,091	176,307	△8,781	167,526	1.76
うちコールローン及び買入手形	前中間連結会計期間	1,060,790	―	1,060,790	12,993	―	12,993	2.45
	当中間連結会計期間	1,114,244	―	1,114,244	16,621	―	16,621	2.98
うち買現先勘定	前中間連結会計期間	203,051	―	203,051	3,751	―	3,751	3.69
	当中間連結会計期間	328,254	―	328,254	4,258	―	4,258	2.59
うち債券貸借取引支払保証金	前中間連結会計期間	1,437,162	―	1,437,162	1,615	―	1,615	0.22
	当中間連結会計期間	1,217,962	―	1,217,962	4,142	―	4,142	0.68
うち預け金	前中間連結会計期間	2,502,589	△97,995	2,404,594	40,142	△1,674	38,467	3.20
	当中間連結会計期間	4,178,407	△204,247	3,974,159	67,424	△2,128	65,295	3.29
資金調達勘定	前中間連結会計期間	89,740,481	△680,707	89,059,773	363,663	△13,471	350,191	0.79
	当中間連結会計期間	89,123,144	△1,107,332	88,015,811	508,476	△25,478	482,998	1.10
うち預金	前中間連結会計期間	71,529,048	△98,185	71,430,863	201,607	△1,674	199,933	0.56
	当中間連結会計期間	73,194,668	△204,460	72,990,208	278,926	△2,159	276,767	0.76
うち譲渡性預金	前中間連結会計期間	3,068,937	―	3,068,937	20,415	―	20,415	1.33
	当中間連結会計期間	3,125,257	―	3,125,257	26,447	―	26,447	1.69
うちコールマネー及び売渡手形	前中間連結会計期間	4,189,463	―	4,189,463	7,240	―	7,240	0.35
	当中間連結会計期間	2,083,495	―	2,083,495	11,625	―	11,625	1.12
うち売現先勘定	前中間連結会計期間	489,799	―	489,799	8,691	―	8,691	3.55
	当中間連結会計期間	155,229	―	155,229	3,011	―	3,011	3.88
うち債券貸借取引受入担保金	前中間連結会計期間	2,349,592	―	2,349,592	33,050	―	33,050	2.81
	当中間連結会計期間	1,637,532	―	1,637,532	18,397	―	18,397	2.25
うちコマーシャル・ペーパー	前中間連結会計期間	1,416	―	1,416	1	―	1	0.24
	当中間連結会計期間	―	―	―	―	―	―	―
うち借用金	前中間連結会計期間	3,141,870	△581,990	2,559,879	21,568	△11,796	9,771	0.76
	当中間連結会計期間	4,157,202	△900,946	3,256,255	45,393	△23,318	22,074	1.36
うち短期社債	前中間連結会計期間	351,434	―	351,434	513	―	513	0.29
	当中間連結会計期間	409,670	―	409,670	1,388	―	1,388	0.68
うち社債	前中間連結会計期間	4,199,384	―	4,199,384	44,556	―	44,556	2.12
	当中間連結会計期間	4,074,891	―	4,074,891	46,867	―	46,867	2.30

(注) 1　「国内」、「海外」間の内部取引は「消去又は全社(△)」欄に表示しております。

2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3　無利息預け金の平均残高(前中間連結会計期間1,459,271百万円、当中間連結会計期間850,249百万円)を資金運用勘定から控除して表示しております。

4　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前中間連結会計期間2,607百万円、当中間連結会計期間2,564百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前中間連結会計期間2,607百万円、当中間連結会計期間2,564百万円)及び利息(前中間連結会計期間１百万円、当中間連結会計期間４百万円)を資金調達勘定から、それぞれ控除して表示しております。

③　国内・海外別役務取引の状況

当中間連結会計期間の役務取引等収益は前中間連結会計期間比93億円増加して3,466億円、一方役務取引等費用は同６億円減少して532億円となったことから、役務取引等収支は同100億円の増益となる2,934億円となりました。

国内・海外別に見ますと、国内の役務取引等収益は前中間連結会計期間比36億円増加して3,122億円、一方役務取引等費用は同22億円減少して488億円となったことから、役務取引等収支は同58億円の増益となる2,634億円となりました。

海外の役務取引等収益は前中間連結会計期間比59億円増加して349億円、一方役務取引等費用は同17億円増加して47億円となったことから、役務取引等収支は同41億円の増益となる302億円となりました。

種類	期別	国内	海外	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
役務取引等収益	前中間連結会計期間	308,644	29,029	△352	337,322
	当中間連結会計期間	312,264	34,967	△560	346,671
うち預金・貸出業務	前中間連結会計期間	11,878	19,383	―	31,262
	当中間連結会計期間	11,859	21,802	―	33,662
うち為替業務	前中間連結会計期間	61,462	4,502	△0	65,964
	当中間連結会計期間	61,840	4,630	△0	66,470
うち証券関連業務	前中間連結会計期間	24,188	0	―	24,188
	当中間連結会計期間	17,981	67	―	18,048
うち代理業務	前中間連結会計期間	8,521	―	―	8,521
	当中間連結会計期間	8,426	178	―	8,604
うち保護預り・貸金庫業務	前中間連結会計期間	3,904	2	△0	3,906
	当中間連結会計期間	3,815	2	―	3,817
うち保証業務	前中間連結会計期間	21,131	2,072	△214	22,989
	当中間連結会計期間	20,475	2,295	△182	22,587
うちクレジットカード関連業務	前中間連結会計期間	57,374	―	―	57,374
	当中間連結会計期間	62,282	―	―	62,282
役務取引等費用	前中間連結会計期間	51,060	3,008	△141	53,927
	当中間連結会計期間	48,845	4,760	△374	53,232
うち為替業務	前中間連結会計期間	12,291	930	△74	13,146
	当中間連結会計期間	13,115	2,031	△66	15,081

(注) 1　「国内」とは、当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。
2　「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。
3　「国内」、「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

④ 国内・海外別特定取引の状況

ア 特定取引収益・費用の内訳

当中間連結会計期間の特定取引収益は前中間連結会計期間比638億円増加して1,183億円、一方特定取引費用は同28億円減少したことから、特定取引収支は同667億円の増益となる1,183億円となりました。

国内・海外別に見ますと、国内の特定取引収益は前中間連結会計期間比590億円増加して1,163億円、一方特定取引費用は同89億円減少して15億円となったことから、特定取引収支は同680億円の増益となる1,147億円となりました。

海外の特定取引収益は前中間連結会計期間比70億円減少して79億円、一方特定取引費用は同57億円減少して43億円となったことから、特定取引収支は同12億円の減益となる35億円となりました。

種類	期別	国内	海外	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引収益	前中間連結会計期間	57,247	15,023	△17,774	54,496
	当中間連結会計期間	116,315	7,974	△5,927	118,362
うち商品有価証券収益	前中間連結会計期間	5,837	951	―	6,788
	当中間連結会計期間	11,671	362	―	12,034
うち特定取引有価証券収益	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	291	153	―	445
うち特定金融派生商品収益	前中間連結会計期間	50,312	14,072	△17,774	46,610
	当中間連結会計期間	100,834	7,457	△5,927	102,364
うちその他の特定取引収益	前中間連結会計期間	1,096	―	―	1,096
	当中間連結会計期間	3,518	―	―	3,518
特定取引費用	前中間連結会計期間	10,473	10,184	△17,774	2,883
	当中間連結会計期間	1,538	4,389	△5,927	―
うち商品有価証券費用	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―
うち特定取引有価証券費用	前中間連結会計期間	2,813	69	―	2,883
	当中間連結会計期間	―	―	―	―
うち特定金融派生商品費用	前中間連結会計期間	7,659	10,114	△17,774	―
	当中間連結会計期間	1,538	4,389	△5,927	―
うちその他の特定取引費用	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―

(注) 1 「国内」とは、当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。

2 「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。

3 「国内」、「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

イ　特定取引資産・負債の内訳(末残)

当中間連結会計期間末の特定取引資産残高は前中間連結会計期間末比868億円増加して３兆4,913億円、特定取引負債残高は同2,327億円増加して２兆1,650億円となりました。

国内・海外別に見ますと、国内の特定取引資産残高は前中間連結会計期間末比1,216億円減少して２兆9,730億円、特定取引負債残高は同501億円増加して１兆6,821億円となりました。

海外の特定取引資産残高は前中間連結会計期間末比2,043億円増加して5,437億円、特定取引負債残高は同1,785億円増加して5,082億円となりました。

種類	期別	国内	海外	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引資産	前中間連結会計期間	3,094,648	339,412	△29,471	3,404,589
	当中間連結会計期間	2,973,016	543,743	△25,365	3,491,395
うち商品有価証券	前中間連結会計期間	73,112	5,963	―	79,075
	当中間連結会計期間	73,826	45,704	―	119,531
うち商品有価証券派生商品	前中間連結会計期間	624	―	―	624
	当中間連結会計期間	2,698	―	―	2,698
うち特定取引有価証券	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―
うち特定取引有価証券派生商品	前中間連結会計期間	3,624	―	―	3,624
	当中間連結会計期間	7,488	―	―	7,488
うち特定金融派生商品	前中間連結会計期間	1,932,777	333,449	△29,471	2,236,755
	当中間連結会計期間	1,851,866	498,039	△25,365	2,324,539
うちその他の特定取引資産	前中間連結会計期間	1,084,509	―	―	1,084,509
	当中間連結会計期間	1,037,137	―	―	1,037,137
特定取引負債	前中間連結会計期間	1,632,027	329,768	△29,471	1,932,323
	当中間連結会計期間	1,682,167	508,295	△25,365	2,165,097
うち売付商品債券	前中間連結会計期間	23,155	3,087	―	26,242
	当中間連結会計期間	8,186	7,038	―	15,225
うち商品有価証券派生商品	前中間連結会計期間	700	―	―	700
	当中間連結会計期間	2,751	―	―	2,751
うち特定取引売付債券	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―
うち特定取引有価証券派生商品	前中間連結会計期間	3,998	―	―	3,998
	当中間連結会計期間	7,548	―	―	7,548
うち特定金融派生商品	前中間連結会計期間	1,604,173	326,680	△29,471	1,901,382
	当中間連結会計期間	1,663,681	501,256	△25,365	2,139,572
うちその他の特定取引負債	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―

(注)　1　「国内」とは、当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。
　　　2　「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。
　　　3　「国内」、「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

⑤　国内・海外別預金残高の状況

○　預金の種類別残高(末残)

種類	期別	国内	海外	合計
		金額(百万円)	金額(百万円)	金額(百万円)
預金合計	前中間連結会計期間	66,226,808	5,938,744	72,165,553
	当中間連結会計期間	65,696,577	7,229,188	72,925,766
うち流動性預金	前中間連結会計期間	41,003,292	5,033,358	46,036,650
	当中間連結会計期間	40,621,067	5,945,635	46,566,702
うち定期性預金	前中間連結会計期間	21,555,525	899,078	22,454,603
	当中間連結会計期間	21,586,609	1,276,328	22,862,938
うちその他	前中間連結会計期間	3,667,991	6,307	3,674,298
	当中間連結会計期間	3,488,899	7,224	3,496,124
譲渡性預金	前中間連結会計期間	1,573,691	918,661	2,492,353
	当中間連結会計期間	1,876,344	651,948	2,528,292
総合計	前中間連結会計期間	67,800,500	6,857,406	74,657,906
	当中間連結会計期間	67,572,921	7,881,137	75,454,058

(注)1　「国内」とは、当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。
2　「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。
3　流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
4　定期性預金＝定期預金＋定期積金

⑥　国内・海外別貸出金残高の状況

○　業種別貸出状況(残高・構成比)

「(3) 事業の種類別セグメントの業績」の「⑥　事業の種類別貸出金残高の状況　ア　業種別貸出状況(残高・構成比)」に記載しているため、当該欄での記載を省略しております。

⑦ 国内・海外別有価証券の状況

○ 有価証券残高(末残)

種類	期別	国内	海外	全社	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
国債	前中間連結会計期間	8,469,237	—	—	8,469,237
	当中間連結会計期間	7,222,502	—	—	7,222,502
地方債	前中間連結会計期間	598,776	—	—	598,776
	当中間連結会計期間	528,068	—	—	528,068
社債	前中間連結会計期間	4,040,854	—	—	4,040,854
	当中間連結会計期間	3,822,223	—	—	3,822,223
株式	前中間連結会計期間	4,215,106	—	258,897	4,474,003
	当中間連結会計期間	4,237,674	—	273,789	4,511,464
その他の証券	前中間連結会計期間	3,652,334	1,116,429	—	4,768,763
	当中間連結会計期間	3,269,327	1,246,256	—	4,515,584
合計	前中間連結会計期間	20,976,308	1,116,429	258,897	22,351,635
	当中間連結会計期間	19,079,797	1,246,256	273,789	20,599,844

(注) 1 「国内」とは、当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。

2 「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。

3 「その他の証券」には、外国債券及び外国株式を含んでおります。

(自己資本比率の状況)

(参考)

自己資本比率は、平成19年３月31日から「銀行法第52条の25の規定に基づき、銀行持株会社が銀行持株会社及びその子会社の保有する資産等に照らしそれらの自己資本の充実の状況が適当であるかどうかを判断するための基準」(平成18年金融庁告示第20号。以下、「告示」という。)に定められた算式に基づき、連結ベースについて算出しております。なお、平成18年９月30日は「銀行法第52条の25の規定に基づき連結自己資本比率の基準を定める件」(平成10年大蔵省告示第62号。以下「旧告示」という。)に定められた算式に基づき、連結ベースについて算出しております。

なお、当社は、第一基準を適用のうえ、信用リスク・アセットの算出においては基礎的内部格付手法を採用するとともに、マーケット・リスク規制を導入しております。

連結自己資本比率(第一基準)

項目		平成18年９月30日	平成19年９月30日
		金額(百万円)	金額(百万円)
基本的項目(Tier 1)	資本金	1,420,877	1,420,877
	うち非累積的永久優先株(注)1	―	―
	新株式申込証拠金	―	―
	資本剰余金	276,570	57,869
	利益剰余金	1,188,399	1,491,378
	自己株式(△)	50,178	123,855
	自己株式申込証拠金	―	―
	社外流出予定額(△)	―	44,806
	その他有価証券の評価差損(△)	―	―
	為替換算調整勘定	△47,909	△8,428
	新株予約権	4	27
	連結子会社の少数株主持分	1,055,000	1,414,273
	うち海外特別目的会社の発行する優先出資証券(※)	835,970	1,151,737
	営業権相当額(△)	61	36
	のれん相当額(△)	104,954	96,648
	企業結合等により計上される無形固定資産相当額(△)	―	―
	証券化取引に伴い増加した自己資本相当額(△)	―	41,372
	期待損失額が適格引当金を上回る額の50％相当額(△)	―	―
	繰延税金資産の控除前の[基本的項目]計(上記各項目の合計額)	3,737,747	4,069,277
	繰延税金資産の控除金額(△)(注)2	―	―
	計 (A)	3,737,747	4,069,277
	うちステップ・アップ金利条項付の優先出資証券(注)3	212,220	527,987
補完的項目(Tier 2)	その他有価証券の連結貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45％相当額	629,087	693,073
	土地の再評価額と再評価の直前の帳簿価額の差額の45％相当額	39,709	39,163
	一般貸倒引当金	712,817	48,889
	適格引当金が期待損失額を上回る額	―	193,061
	負債性資本調達手段等	2,595,141	2,507,177
	うち永久劣後債務(注)4	1,126,153	1,055,578
	うち期限付劣後債務及び期限付優先株(注)5	1,468,987	1,451,598
	計	3,976,755	3,481,365
	うち自己資本への算入額 (B)	3,737,747	3,481,365

項目			平成18年9月30日	平成19年9月30日
			金額(百万円)	金額(百万円)
準補完的項目(Tier 3)	短期劣後債務		―	―
	うち自己資本への算入額	(C)	―	―
控除項目	控除項目(注)6	(D)	630,601	738,262
自己資本額	(A)+(B)+(C)−(D)	(E)	6,844,893	6,812,380
リスク・アセット等	資産(オン・バランス)項目		61,250,419	49,351,076
	オフ・バランス取引等項目		6,304,295	10,487,217
	信用リスク・アセットの額	(F)	67,554,714	59,838,293
	マーケット・リスク相当額に係る額((H)/8%)	(G)	391,161	378,136
	(参考)マーケット・リスク相当額	(H)	31,292	30,250
	オペレーショナル・リスク相当額に係る額((J)/8%)	(I)	―	4,034,689
	(参考)オペレーショナル・リスク相当額	(J)	―	322,775
	旧所要自己資本の額に告示に定める率を乗じて得た額が新所要自己資本の額を上回る額に12.5を乗じて得た額	(K)	―	―
	計((F)+(G)+(I)+(K))	(L)	67,945,876	64,251,120
連結自己資本比率(第一基準)=E/L×100(%)			10.07%	10.60%
(参考)Tier 1 比率=A/L×100(%)			5.50%	6.33%

(注) 1 資本金の「うち非累積的永久優先株」については、非累積的永久優先株に係る資本項目別の残高内訳がないため記載しておりません。なお、基本的項目に含まれる非累積的永久優先株の額は平成18年9月30日現在555,303百万円、平成19年9月30日現在360,303百万円であります。

2 繰延税金資産の純額に相当する額は平成18年9月30日現在973,448百万円、平成19年9月30日現在860,287百万円であります。また、基本的項目への繰延税金資産の算入上限額は平成18年9月30日現在1,495,099百万円、平成19年9月30日現在1,220,783百万円であります。

3 告示第5条第2項(旧告示第4条第2項)に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等(海外特別目的会社の発行する優先出資証券を含む。)であります。

4 告示第6条第1項第4号(旧告示第5条第1項第4号)に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。

(1) 無担保で、かつ、他の債務に劣後する払込済のものであること。

(2) 一定の場合を除き、償還されないものであること。

(3) 業務を継続しながら損失の補てんに充当されるものであること。

(4) 利払い義務の延期が認められるものであること。

5 告示第6条第1項第5号及び第6号(旧告示第5条第1項第5号及び第6号)に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が5年を超えるものに限られております。

6 告示第8条第1項第1号から第6号(旧告示第7条第1項)に掲げるものであり、他の金融機関の資本調達手段の意図的な保有相当額、及び第2号(旧告示第7条第1項第2号)に規定するものに対する投資に相当する額が含まれております。

(※)　「連結自己資本比率(第一基準)」における「基本的項目」の中の「うち海外特別目的会社の発行する優先出資証券」には、当社、株式会社三井住友銀行(以下、「当行」という。)及び株式会社関西アーバン銀行の海外特別目的会社が発行している以下の６件の優先出資証券が含まれております。

１．当社の海外特別目的会社が発行している優先出資証券の概要

発行体	SMFG Preferred Capital USD 1 Limited	SMFG Preferred Capital GBP 1 Limited
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
償還期限	定めず	定めず
任意償還	平成29年１月以降の各配当支払日 (ただし金融庁の事前承認が必要)	平成29年１月以降の各配当支払日 (ただし金融庁の事前承認が必要)
発行総額	1,650百万米ドル	500百万英ポンド
払込日	平成18年12月18日	同左
配当率	固定 (ただし、平成29年１月の配当支払日以降は、変動配当率が適用されるとともにステップアップ金利が付される)	固定 (ただし、平成29年１月の配当支払日以降は、変動配当率が適用されるとともにステップアップ金利が付される)
配当日	毎年１月25日及び７月25日	平成29年１月までは毎年１月25日 平成29年７月以降は毎年１月25日及び７月25日
配当停止条件	強制配当停止事由 ①当社に「清算事由(注)1」又は「支払不能事由(注)2」が発生した場合には、配当が停止される(停止された配当は累積しない)。 ②「配当制限」又は「分配可能額制限」が適用される場合には、配当が減額又は停止される。 任意配当停止事由 「監督事由(注)3」に抵触する場合、又は、当社優先株式(注)4が存在しない状況で当社普通株式の配当を行っていない場合には、配当を減額又は停止できる。	同左
配当制限	当社優先株式(注)4への配当が減額又は停止された場合は、本優先出資証券への配当も同じ割合で減額又は停止される。	同左
分配可能額制限	「分配可能額(注)5」が本優先出資証券及び同順位証券の配当総額に不足している場合、本優先出資証券への配当金は「処分可能分配可能額(注)6」に等しい金額となる。	同左
強制配当	当社直近事業年度につき当社普通株式への配当が支払われた場合には、本優先出資証券への配当が全額なされる。ただし、上記「配当停止条件」の制限に服する。	同左
残余財産分配請求権	当社優先株式(注)4と同格	同左

(注) 1　清算事由
　清算手続の開始、裁判所による破産手続開始の決定、裁判所による事業の全部の廃止を内容とする更生計画案の作成の許可。
2　支払不能事由
　債務に対する支払不能（破産法上の支払不能）、債務超過、監督当局が関連法規に基づき当社が支払不能の状態に陥っているという決定の下に法的措置をとること。
3　監督事由
　当社の自己資本比率またはTier1比率が、それぞれ８％、４％を下回る場合。
4　当社優先株式
　自己資本比率規制上の基本的項目と認められる当社優先株式。今後発行される当社優先株式を含む。
5　分配可能額
　直前に終了した当社の事業年度に関する計算書類確定時点における会社法上の分配可能額から、直前に終了した事業年度末時点での当社の優先株式の保有者に対して当該計算書類確定時点以降に支払われた配当額または支払われる予定の配当額を差し引いた額をいう。
6　処分可能分配可能額
　当該事業年度中に支払われる当社優先出資証券及び同順位証券への配当総額が、当社優先出資証券に係る「分配可能額」を超えないように、当社優先出資証券及び同順位証券間で当該「分配可能額」を按分して計算された、各当社優先出資証券の各配当支払日において支払可能な金額をいう。

2．当行の海外特別目的会社が発行している優先出資証券の概要

発行体	SB Treasury Company L.L.C.（“SBTC-LLC”）	SB Equity Securities (Cayman). Limited（“SBES”）	Sakura Preferred Capital (Cayman) Limited（“SPCL”）
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
償還期限	定めず	定めず	定めず
任意償還	平成20年６月以降の各配当支払日 （ただし金融庁の事前承認が必要）	平成21年６月以降の各配当支払日 （ただし金融庁の事前承認が必要）	平成21年１月以降の各配当支払日 （ただし金融庁の事前承認が必要）
発行総額	1,800百万米ドル	340,000百万円 Series A-1　315,000百万円 Series A-2　5,000百万円 Series B　20,000百万円	283,750百万円 Initial Series　258,750百万円 Series B　25,000百万円
払込日	平成10年２月18日	Series A-1　平成11年２月26日 Series A-2　平成11年３月26日 Series B　平成11年３月１日	Initial Series　平成10年12月24日 Series B　平成11年３月30日
配当率	固定 （ただし平成20年６月の配当支払日以降は、変動配当率が適用されるとともに、150ベーシス・ポイントのステップアップ金利が付される）	Series A-1　変動（金利ステップアップなし） Series A-2　変動（金利ステップアップなし） Series B　固定（ただし平成21年６月の配当支払日以降は変動配当。金利ステップアップなし）	Initial Series　変動（金利ステップアップなし） Series B　変動（金利ステップアップなし）
配当日	毎年６月・12月の最終営業日	毎年６月・12月の最終営業日	毎年７月24日と１月24日 （休日の場合は翌営業日）
配当停止条件	以下のいずれかの事由が発生した場合は、配当の支払いは停止される（停止された配当は累積しない）。 ①当行が自己資本比率/Tier1比率の最低水準を達成できない場合（ただし配当停止は当行の任意） ②当行につき、清算、破産または清算的会社更生が開始された場合 ③当行優先株式(注)2または普通株式への配当が停止され、かつ当行が本優先出資証券への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される（停止された配当は累積しない）。 ①「損失吸収事由(注)1」が発生した場合 ②当行優先株式(注)2への配当が停止された場合 ③当行の配当可能利益が、当行優先株式(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額の合計額以下となる場合 ④当行普通株式への配当が停止され、かつ当行が本優先出資証券(注)3への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される（停止された配当は累積しない）。 ①当行優先株式(注)2について当行直近事業年度にかかる配当が一切支払われなかった場合 ②当行自己資本比率が規制上必要な比率を下回った場合（ただし、下記の強制配当事由の不存在を条件とする） ③当行が発行会社に対し配当不払いの通知をした場合（ただし、下記の強制配当事由の不存在を条件とする） ④当行が支払不能若しくは債務超過である旨の通知を当行が発行会社に行った場合
配当制限	規定なし	当行優先株式(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。	当行優先株式(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。
分配可能金額制限	規定なし	本優先出資証券(注)3への配当額は、当行の配当可能利益／予想配当可能利益から、当行優先株式(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額を差し引いた、残余額の範囲内でなければならない(注)4(注)5。	本優先出資証券(注)3への配当金は、直近事業年度の当行分配可能額（当行優先株式(注)2への配当があればその額を控除した額）の範囲内で支払われる(注)6。
強制配当	当行直近事業年度につき当行株式への配当が支払われた場合には、同事業年度末を含む暦年の12月及び翌暦年の６月における配当が全額なされる。	当行直近事業年度につき当行普通株式への配当が支払われた場合には、同事業年度末を含む暦年の12月及び翌暦年の６月における配当が全額なされる。ただし、上記「配当停止条件」①ないし③、「配当制限」及び「分配可能金額制限」の制限に服する。	当行直近事業年度の当行普通株式の中間又は期末配当が支払われた場合には同事業年度末以降連続する２配当支払日（同年度末を含む暦年の７月及び翌暦年の１月）における配当が全額なされる。ただし、上記の「配当停止条件」④及び「分配可能金額制限」の制限に服する。
残余財産分配請求権	当行優先株式(注)2と同格	当行優先株式(注)2と同格	当行優先株式(注)2と同格

(注) 1　損失吸収事由

当行につき、①自己資本比率／Tier1比率の最低水準未達、②債務不履行、③債務超過、または④「管理変更事由」(ⓐ清算事由<清算、破産または清算的会社更生>の発生、ⓑ会社更生、会社整理等の手続開始、ⓒ監督当局が、当行が支払不能または債務超過の状態にあること、または当行を公的管理に置くことを公表)が発生すること。ただし①の場合は、配当を停止するかどうかは当行の任意。

2　当行優先株式

自己資本比率規制上の基本的項目と認められる当行優先株式。今後発行される当行優先株式を含む。

3　本優先出資証券

当該発行体が今後新たに優先出資証券を発行した場合は、当該新発優先出資証券を含む。

4　SBESの分配可能金額制限における予想配当可能利益の勘案

当該現事業年度における本優先出資証券への年間配当予定額が、前事業年度末の当行の配当可能利益を基に計算した残余額の範囲内であっても、翌事業年度における本優先出資証券への年間配当予定額が、当該現事業年度末の当行の予想配当可能利益を基に計算した残余額を超える見込みである場合には、当該現事業年度における本優先出資証券への配当は、現事業年度末の予想配当可能利益を基に計算した残余額の範囲内で支払われる。

5　SBES以外の発行体から優先出資証券が発行されている場合の分配可能金額制限

SBES以外の当行連結子会社が、本優先出資証券と実質的に同条件の優先出資証券(「案分配当証券」)を発行している場合は、本優先出資証券への年間配当額は、案分配当証券がなければその限度額となる「残余額」に、本優先出資証券への年間配当予定額を分子、本優先出資証券への年間配当予定額と案分配当証券への年間配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

6　SPCL以外の発行体から優先出資証券が発行されている場合の分配可能金額制限

SPCL以外の当行連結子会社が、配当受領権において当行優先株式と同格の証券を発行している場合は、本優先出資証券への配当額は、直近事業年度の当行分配可能額(当行優先株式への配当があればその額を控除した額)に、本優先出資証券への配当予定額を分子、本優先出資証券への配当予定額と当該連結子会社が発行する証券への配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

3．株式会社関西アーバン銀行の海外特別目的会社が発行している優先出資証券の概要

発行体	KUBC Preferred Capital Cayman Limited
発行証券の種類	非累積型・固定／変動配当・優先出資証券(以下、「本優先出資証券」という。)
償還期限	定めず
任意償還	平成24年７月以降の各配当支払日 (ただし金融庁の事前承認が必要)
発行総額	125億円
払込日	平成19年１月25日
配当率	固定 (ただし平成29年７月の配当支払日以降は、変動配当率が適用されるとともに、100ベーシス・ポイントのステップ・アップ金利が付される)
配当日	毎年１月25日と７月25日(初回配当支払日は平成19年７月25日) 該当日が営業日でない場合は直後の営業日
配当停止条件	以下のいずれかの事項に該当する場合は、当該配当支払日における配当は支払われない。 (1) 当該配当支払日の直前に終了した事業年度中の日を基準日とする株式会社関西アーバン銀行最優先株式(注)1に対する配当を全く支払わない旨宣言され、それが確定した場合。 (2) 当該配当支払日の５営業日前までに、株式会社関西アーバン銀行が発行会社に対し支払不能証明書(注)2を交付した場合。 (3) 当該配当支払日が監督期間(注)3中に到来し、かつ、株式会社関西アーバン銀行が、当該配当支払日の５営業日前までに、発行会社に対して当該配当支払日に本優先出資証券に関して配当を行うことを禁止する旨の監督期間配当指示(注)4を交付している場合。 (4) 当該配当支払日が強制配当支払日でなく、当該配当支払日の５営業日以前に、株式会社関西アーバン銀行が発行会社に対して当該配当支払日に配当を行わないよう求める配当不払指示(注)5を交付している場合。 (5) 当該配当支払日が株式会社関西アーバン銀行の清算期間(注)6中に到来する場合。 また、配当が支払われる場合においても、配当制限若しくは分配可能金額制限の適用又は監督期間配当指示(注)4若しくは配当減額指示(注)7がある場合には、それぞれ制限を受ける。
配当制限	平成19年３月31日に終了する事業年度を含む、それ以降のある事業年度中のいずれかの日を基準日とする株式会社関西アーバン銀行最優先株式(注)1に関する配当に関して、株式会社関西アーバン銀行がその一部のみを支払う旨宣言し、それが確定した場合、発行会社が当該事業年度終了直後の７月及び１月の配当支払日に本優先出資証券に関する配当として支払可能な金額は、定款に従い、株式会社関西アーバン銀行最優先株式(注)1について当該事業年度中の日を基準日として株式会社関西アーバン銀行が宣言し、かつ確定した配当金額(上記一部配当金額を含む。)の合計金額の、かかる株式会社関西アーバン銀行最優先株式(注)1の配当金全額に対する比率をもって、本優先出資証券の配当金全額を按分した金額を上限とする。 株式会社関西アーバン銀行のある事業年度中の日を基準日とする株式会社関西アーバン銀行最優先株式(注)1に関する配当に関して、株式会社関西アーバン銀行がこれを行わない旨宣言し、かつそれが確定した場合、発行会社は、当該事業年度終了直後の７月及び１月の配当支払日に本優先出資証券に関する配当を行うことができない。
分配可能金額制限	本優先出資証券への配当金は、下記に定める金額の範囲内でなければならない。 (1) ７月に到来する配当支払日(「前期配当支払日」)に関しては、株式会社関西アーバン銀行の分配可能額から下記(A)、(B)及び(C)に記載の金額を控除した金額 (A) 直近に終了した株式会社関西アーバン銀行の事業年度にかかる計算書類につき会社法上必要な取締役会又は株主総会の承認を受けた日以降に株式会社関西アーバン銀行の全ての種類の優先株式に関して支払う旨宣言され、かつそのように確定した配当の金額 (B) 株式会社関西アーバン銀行の子会社(発行会社を除く。)が発行した証券で株式会社関西アーバン銀行の全ての種類の優先株式と比較して配当の順位が同等であるものの保有者に関する配当及びその他の分配金で、その支払の宣言が株式会社関西アーバン銀行の当該事業年度末以降になされた配当及びその他の分配金の金額 (C) 配当同順位株式(注)8(もしあれば)の配当で、その支払の宣言が株式会社関西アーバン銀行の当該事業年度末以降になされた配当の金額 (2) 前期配当支払日の翌年１月に到来する配当支払日(「後期配当支払日」)に関しては、上記(1)に記載の金額から下記(x)、(y)及び(z)に記載の金額を控除した額 (x) (後期配当支払日の前日の時点において)前期配当支払日以降上記(A)に定める株式に関して支払う旨宣言され、かつそのように確定した配当の金額 (y) 前期配当支払日に発行会社が本優先出資証券に関して支払う旨宣言された配当の金額 (z) (後期配当支払日の前日の時点において)前期配当支払日以降上記(B)及び(C)に定める証券の保有者に対して支払う旨宣言された配当の金額

強制配当	平成19年３月31日に終了する事業年度を含む、それ以降のある事業年度中のいずれかの日を基準日として、株式会社関西アーバン銀行が株式会社関西アーバン銀行の普通株式に関する配当を行った場合、発行会社は、当該事業年度終了直後の７月及び１月の配当支払日に本優先出資証券に対する全額の配当を行うことを要する(下記(1)、(2)、(3)及び(4)を条件とする。)。強制配当は、当該配当支払日に係る配当不払指示(注)5又は配当減額指示(注)7がなされているかどうかには関わりなく実施される。 (1) 支払不能証明書(注)2が交付されていないこと (2) 分配制限に服すること (3) 当該配当支払日が監督期間(注)3中に到来する場合には、監督期間配当指示(注)4に服すること (4) 当該配当支払日が株式会社関西アーバン銀行の清算期間(注)6中に到来するものでないこと
残余財産分配請求権	１口あたり10,000,000円

(注) 1　株式会社関西アーバン銀行最優先株式

株式会社関西アーバン銀行が自ら直接発行した優先株式で、自己資本の基本的項目に算入され、配当に関する順位が最も優先する優先株式。

2　支払不能証明書

株式会社関西アーバン銀行が支払不能状態であるか、株式会社関西アーバン銀行が発行会社から借り入れている劣後ローンの利息支払を行うことにより株式会社関西アーバン銀行が支払不能状態になる場合に、株式会社関西アーバン銀行が発行会社に対して交付する証明書。

支払不能状態とは、(x)株式会社関西アーバン銀行がその債務を支払期日に返済できないか、若しくはできなくなる状態(日本の破産法上の「支払不能」を意味する。)、あるいは株式会社関西アーバン銀行の負債(上記劣後ローン契約上の債務を除くとともに、株式会社関西アーバン銀行の基本的項目に関連する債務で、残余財産分配の優先順位において上記劣後ローン契約上の債務と同等又は劣後するものを除く。)が株式会社関西アーバン銀行の資産を超えるか、若しくは上記劣後ローンの利息の支払を行うことにより(発行会社の普通株式に関する配当が株式会社関西アーバン銀行に対して行われることによる影響を考慮しても)超える状態、又は(y)金融庁、その他日本において金融監督を担う行政機関が銀行が支払不能である旨判断し、その判断に基づき、法令に基づく措置を株式会社関西アーバン銀行に関して取ったことをいう。

3　監督期間

監督事由が発生し、かつ継続している期間。

監督事由とは、株式会社関西アーバン銀行が、証券取引法(金融商品取引法及びその承継する法令を含む。以下、同様とする。)により内閣総理大臣に提出することが要求される有価証券報告書若しくは半期報告書に係る事業年度末又は半期末において日本の銀行規制に定める基準に基づき計算される株式会社関西アーバン銀行の自己資本比率又は自己資本の基本的項目比率が日本の銀行規制の要求する最低限のパーセンテージを下回った場合をいう。

4　監督期間配当指示

配当支払日が監督期間中に到来する場合に、株式会社関西アーバン銀行が、当該配当支払日の５営業日前までに発行会社に対してする、(a)当該配当支払日に本優先出資証券に関して配当を行うことを禁止する旨の指示、又は、(b)配当の宣言及び支払を、発行会社が本優先出資証券に対して支払ったであろう金額の100%に満たない割合に制限する旨の指示。

5　配当不払指示

株式会社関西アーバン銀行が、各配当支払日の５営業日前までに、当該配当支払日に配当を行わないよう発行会社に対して求める指示(強制配当支払日及び監督期間配当指示が交付された配当支払日については交付することができない。)。

6　清算期間

清算事由が発生し、かつ継続している期間。

清算事由とは、(a)日本法に基づき株式会社関西アーバン銀行の清算手続が開始された場合(会社法(その承継する法令を含む。)に基づく株式会社関西アーバン銀行の特別清算手続を含む。)又は(b)日本の管轄裁判所が(x)日本の破産法に基づき株式会社関西アーバン銀行の破産手続開始の決定をした場合、若しくは(y)日本の会社更生法に基づき株式会社関西アーバン銀行の事業の全部の廃止を内容とする更生計画案を認可した場合をいう。

7　配当減額指示

株式会社関西アーバン銀行が、各配当支払日の５営業日前までに、当該配当支払日に満額配当を行わないよう発行会社に対して求める指示(強制配当支払日及び監督期間配当指示が交付された配当支払日については交付することができない。)。

8　配当同順位株式

配当の支払において本優先出資証券と同順位であることが明示的に定められた発行会社の優先株式(本優先出資証券を除く。)。

2 【生産、受注及び販売の状況】

「生産、受注及び販売の状況」は、銀行持株会社としての業務の特殊性のため、該当する情報がないので記載しておりません。

3 【対処すべき課題】

当社グループは、平成19年度を、「中期経営計画の実現に向けた第一段階」と位置付けており、引き続きグループ一体となって、「成長事業領域の重点的強化」並びに「持続的成長に向けた企業基盤の整備」の２点に取り組んでまいります。

(1) 成長事業領域の重点的強化

第一に、当社グループは、中期経営計画における７つの成長事業領域を強化してまいります。

(個人向け金融コンサルティングビジネス、支払・決済・コンシューマーファイナンス)

個人のお客さまにつきましては、株式会社三井住友銀行における金融コンサルティングビジネスを更に高度化し、多様な金融サービスをワンストップでご提供する「トータルコンサルティング」を実現してまいります。具体的には、投資信託、個人年金保険、並びにSMBCフレンド証券株式会社が提供する投資一任付き資産運用サービスである「SMBCファンドラップ」等の資産運用商品のラインアップを一段と拡充いたしますと共に、本年12月に全面解禁される保険商品販売に向けた体制整備に取り組む等、お客さまのニーズの多様化や規制緩和等の環境変化をタイムリーに捉えた新たな商品・サービスの提供に努めてまいります。また、有人店舗ネットワークの拡充・整備、並びにコンサルタントの増強も進めてまいります。

支払・決済・コンシューマーファイナンスにつきましては、当社グループは、「本邦No. 1のクレジットカード事業体」を実現するべく、本年４月に株式会社セントラルファイナンス及び三井物産株式会社との間で、また、本年７月に株式会社オーエムシーカードとの間で戦略的提携に基本合意しております。今後、三井住友カード株式会社や株式会社クオークを含めた提携各社が持つ多様な専門性・ノウハウ、顧客基盤、ネットワーク、ブランド力の融合を通じて、お客さまのニーズに的確に応えた良質の商品・サービスの提供を進めてまいります。また、プロミス株式会社との協働事業につきましても、お客さまのライフスタイルに応じた健全なファイナンスニーズに応えるべく、ローン契約機の増設等を通じて引き続き推進してまいります。加えて、ATM手数料の改定や、生体認証対応ATM並びに視覚障害者対応ATMの増設といった、支払・決済サービスにおけるお客さまの利便性・安全性向上に向けた取組みにつきましても、引き続き進めてまいります。

(法人向けソリューションビジネス、投資銀行・信託業務)

法人のお客さまにつきましては、株式会社三井住友銀行におけるソリューションビジネスの一層の拡充に取り組んでまいります。具体的には、本年４月に新設したプライベート・アドバイザリー本部を通じた事業承継、プライベートバンキング、職域取引といった個人と法人のニーズが交差する事業領域の強化や、成長企業育成ビジネス、公共法人・地域金融機関取引、環境ビジネス等の強化に取り組んでまいります。

また、シンジケート・ローン、ストラクチャード・ファイナンス等の多様な資金調達手法や、M&Aを通じた事業拡大・再編等の、お客さまの経営課題の解決策を提供する投資銀行業務につきましても、コーポレート・アドバイザリー本部における取組みや、大和証券エスエムビーシー株式会社との協働を通じて、一段と強化してまいります。加えて、本年10月に、当社グループと住友商事グループとの戦略的提携に基づき発足した三井住友ファイナンス＆リース株式会社(三井住友銀リース株式会社と住商リース株式会社が合併)並びに住友三井オートサービス株式会社(三井住友銀オートリース株式会社と住商オートリース株式会社が合併)による多様なリース及びオートリース業務、株式会社日本総研ソリューションズによるシステム構築・運用やITコンサルティング業務等、グループ一体となったソリューション提供についても更に推進してまいります。

（グローバルマーケットにおける特定分野）

グローバルマーケットにおきましては、法人のお客さまのグローバル化に対応した多様なサービスを提供いたしますと共に、資金調達・再編ニーズの増加が見込まれる業界や経済発展が著しいアジア地域における取組み、及び、プロジェクト・ファイナンス、船舶ファイナンス等のプロダクツの競争優位性を、一段と強化してまいります。具体的には、拠点網の更なる拡充や、地域横断的な対応が可能なグローバル推進体制の構築を進めてまいります。

（自己勘定投資、アセット回転型ビジネス）

加えて、当社グループは、メザニン、エクイティやファンド投資等の自己勘定投資の強化や、株式会社三井住友銀行が貸出等を通じて引き受けたリスクの加工力、及び投資家に対する販売力の向上を通じたアセット回転型ビジネスの強化にも取り組んでまいります。

(2) 持続的成長に向けた企業基盤の整備

第二に、当社グループは、引き続き、持続的成長を支えるべく、企業基盤の整備を進めてまいります。

具体的には、本年９月に施行された金融商品取引法に則り利用者保護を徹底する等、コンプライアンスを一段と強化してまいります。海外におきましても、株式会社三井住友銀行において本年４月に新設した海外コンプライアンス室並びに米州コンプライアンス室等における取組みを通じて、マネー・ローンダリング防止への対応を含め、法令等の遵守を徹底いたします。

加えて、投資銀行業務、グローバルマーケットにおける特定分野といった成長事業領域におけるプロフェッショナル人材の採用強化、IT基盤や営業店設備のリノベーション等の業務インフラの整備、ALM・リスク管理体制の高度化、並びに、CS(お客さま満足度)向上に向けた諸施策を実施してまいります。

また、当社は、株主の皆さまへの利益還元を強化する観点から、平成19年度の普通株式一株当たりの配当予想を、前年度対比で3,000円増配の10,000円とし、その半分の金額を中間配当としてお支払いいたします。今後も、中期経営計画の着実な進捗に合わせて、株主還元の一層の充実を積極的に検討してまいります。

当社グループは、今年度、これらの取組みを通じて中期経営計画の達成への歩を進めますと共に、お客さま、株主・市場、社会からのご評価を更に高めてまいりたいと考えております。

4 【経営上の重要な契約等】

当社、三井住友銀リース株式会社(以下、「三井住友銀リース」という。)及び三井住友銀オートリース株式会社(以下、「三井住友銀オート」という。)は、平成19年7月30日に住友商事株式会社(以下、「住友商事」という。)、住商リース株式会社(以下、「住商リース」という。)及び住商オートリース株式会社(以下、「住商オート」という。)との間で、リース事業及びオートリース事業の戦略的共同事業化について、並びに、三井住友銀リースと住商リースの合併及び住商オートと三井住友銀オートの合併につき最終合意し、それぞれについての「共同事業に関する基本契約書」を締結するとともに、「合併契約書」を締結いたしました。この合併契約に基づき、三井住友銀リースと住商リース、住商オートと三井住友銀オートは、それぞれ平成19年10月1日に合併いたしました。なお、詳細は、「第5　経理の状況　1　中間連結財務諸表等　(1) 中間連結財務諸表　(重要な後発事象)」に記載しております。

5 【研究開発活動】

当中間連結会計期間の研究開発活動につきましては、当社では行っておりませんが、その他事業(システム開発・情報処理業)を行う子会社において、業務システムに関する研究開発を行いました。なお、研究開発費の金額は、106百万円であります。

第３　【設備の状況】

１　【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はありません。

２　【設備の新設、除却等の計画】

当中間連結会計期間において、前連結会計年度末に計画した重要な設備の新設、除却等について、重要な変更はありません。

また、当中間連結会計期間中に新たに確定した重要な設備の新設、除却等の計画は次のとおりであります。

(1) 銀行業

重要なものはありません。

(2) リース業

重要なものはありません。

(3) その他事業

会社名	店舗名その他	所在地	区分	設備の内容	投資予定額		資金調達方法	着手年月	完成予定年月
					総額（百万円）	既支払額（百万円）			
(国内連結子会社)三井住友カード株式会社	東京本社	東京都港区	新設	本社移転に伴う設備投資	2,000	―	自己資金	平成19年10月	平成20年3月

(注)　上記設備計画の記載金額には、消費税及び地方消費税を含んでおりません。

第４ 【提出会社の状況】

１ 【株式等の状況】

(1) 【株式の総数等】

① 【株式の総数】

種類	発行可能株式総数(株)
普通株式	15,000,000
第四種優先株式	50,100
第五種優先株式	167,000
第六種優先株式	70,001
第七種優先株式	167,000
第八種優先株式	115,000
第九種優先株式	115,000
計	15,684,101

② 【発行済株式】

種類	中間会計期間末現在発行数(株)(平成19年9月30日)	提出日現在発行数(株)(平成19年12月6日)	上場金融商品取引所名又は登録認可金融商品取引業協会名	内容
普通株式	7,733,653.77	同左	東京証券取引所(市場第一部) 大阪証券取引所(市場第一部) 名古屋証券取引所(市場第一部)	完全議決権株式であり、権利内容に何ら限定のない当社における標準となる株式(注)1
第1回第四種優先株式	4,175	同左	―	(注)1, 2
第2回第四種優先株式	4,175	同左	―	(注)1, 2
第3回第四種優先株式	4,175	同左	―	(注)1, 2
第4回第四種優先株式	4,175	同左	―	(注)1, 2
第5回第四種優先株式	4,175	同左	―	(注)1, 2
第6回第四種優先株式	4,175	同左	―	(注)1, 2
第7回第四種優先株式	4,175	同左	―	(注)1, 2
第8回第四種優先株式	4,175	同左	―	(注)1, 2
第9回第四種優先株式	4,175	同左	―	(注)1, 2
第10回第四種優先株式	4,175	同左	―	(注)1, 2
第11回第四種優先株式	4,175	同左	―	(注)1, 2
第12回第四種優先株式	4,175	同左	―	(注)1, 2
第1回第六種優先株式	70,001	同左	―	(注)3
計	7,853,754.77	同左	―	―

(注) 1 提出日現在の発行数には、平成19年12月1日から半期報告書を提出する日までの優先株式に係る取得請求権の行使による株式数の増減及び新株予約権の行使により発行された株式数は含まれておりません。

2 第1回第四種優先株式、第2回第四種優先株式、第3回第四種優先株式、第4回第四種優先株式、第5回第四種優先株式、第6回第四種優先株式、第7回第四種優先株式、第8回第四種優先株式、第9回第四種優先株式、第10回第四種優先株式、第11回第四種優先株式、第12回第四種優先株式(以下、第1回から第12回までの各回の第四種優先株式をそれぞれ「第1-12回第四種優先株式」という)の主な内容は次のとおりであります。

(イ)優先配当金

(a) 当会社は、剰余金の配当を行うときは、第1-12回第四種優先株式を有する株主(以下「第1-12回第四種優先株主」という)または第1-12回第四種優先株式の登録株式質権者(以下「第1-12回第四種優先登録株式質権者」という)に対し、普通株主または普通登録株式質権者に先立ち、第1-12回第四種優先株式1株につき135,000円の金銭による剰余金の配当(かかる配当により支払われる金銭を、以下「優先配当金」という)を行う。ただし、当該事業年度において下記(ロ)に定める優先中間配当金を支払ったときは、当該優先中間配当金の額を控除した額を支払うものとする。

(b) ある事業年度において、第1-12回第四種優先株主または第1-12回第四種優先登録株式質権者に対して行う金銭による剰余金の配当の額が優先配当金の額に満たないときは、その不足額は、翌事業年度以降に累積しない。

(c) 第1-12回第四種優先株主または第1-12回第四種優先登録株式質権者に対しては、優先配当金の額を超えて配当は行わない。

(ロ)優先中間配当金

当会社は、中間配当を行うときは、第1-12回第四種優先株主または第1-12回第四種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第1-12回第四種優先株式1株につき67,500円を支払う。

(ハ)残余財産の分配

(a) 当会社は、残余財産を分配するときは、第1-12回第四種優先株主または第1-12回第四種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第1-12回第四種優先株式1株につき3,000,000円を支払う。

(b) 第1-12回第四種優先株主または第1-12回第四種優先登録株式質権者に対しては、上記3,000,000円のほか、残余財産の分配は行わない。

(ニ)議決権

第1-12回第四種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(ホ)株式の併合または分割、募集株式の割当てを受ける権利等

(a) 当会社は、法令に定める場合を除き、第1-12回第四種優先株式について株式の併合または分割は行わない。

(b) 当会社は、第1-12回第四種優先株主に対し、募集株式または募集新株予約権の割当てを受ける権利を与えない。

(c) 当会社は、第1-12回第四種優先株主に対し、株式または新株予約権の無償割当ては行わない。

(ヘ)取得請求

第1-12回第四種優先株主は、普通株式の交付と引換えに第1-12回第四種優先株式の取得を請求することができる。

① 取得請求期間

平成15年2月8日から平成40年2月7日まで。

② 取得の条件

㋑取得請求権行使価額

取得請求権行使価額は318,800円とする。

㋺取得請求権行使価額の修正

第1-12回第四種優先株主が当会社に対し第1-12回第四種優先株式の取得を請求した日(以下「修正日」という)において、取得請求権行使価額は、(ⅰ)修正日の前日において有効な取得請求権行使価額、または、(ⅱ)修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)相当額(10円の位まで算出し、その10円の位を四捨五入する)のいずれか小さい金額に修正される(以下「修正後取得請求権行使価額」という)。ただし、修正後取得請求権行使価額が105,100円(ただし、下記㋩により調整される)(以下「下限取得請求権行使価額」という)を下回る場合には、下限取得請求権行使価額をもって修正後取得請求権行使価額とする。なお、修正日に先立つ45取引日目から修正日までの間に下記㋩により取得請求権行使価額を調整すべき事由が生じた場合には、修正後取得請求権行使価額は㋩に準じて調整される。なお、修正後取得請求権行使価額は、修正日に取得請求がなされた当該第1-12回第四種優先株式についてのみ適用される。

㋩取得請求権行使価額の調整

ⓐ第1-12回第四種優先株式発行後、次の(ⅰ)から(ⅴ)までのいずれかに該当する場合には、取得請求権行使価額は、下記に定める各々該当する算式(以下「取得請求権行使価額調整式」といい、取得請求権行使価額調整式により調整された取得請求権行使価額を、以下、「調整後取得請求権行使価額」という)により調整される。

(Ⅰ)下記(ⅰ)ないし(ⅲ)に該当する場合、取得請求権行使価額調整式は、以下のとおりとする。

$$\text{調整後取得請求権行使価額} = \text{調整前取得請求権行使価額} \times \frac{\text{既発行普通株式数} + \dfrac{\text{新たに発行もしくは処分された普通株式数または転換型証券(下記(ⅲ)に定義される)もしくは新株予約権(下記(ⅲ)に定義される)に関する計算の場合は、取得請求権の行使もしくは取得条項の定める事由の発生または新株予約権の行使により交付され得る普通株式数} \times \text{普通株式1株あたりの払込金額(新株予約権の行使に際して出資される財産の価額を含む)}}{\text{時価}}}{\text{既発行普通株式数} + \text{新たに発行もしくは処分された普通株式数または転換型証券(下記(ⅲ)に定義される)もしくは新株予約権(下記(ⅲ)に定義される)に関する計算の場合は、取得請求権の行使もしくは取得条項の定める事由の発生または新株予約権の行使により交付され得る普通株式数}}$$

(Ⅱ)下記(ⅳ)に該当する場合、取得請求権行使価額調整式は、以下のとおりとする。

$$\text{調整後取得請求権行使価額} = \text{調整前取得請求権行使価額} \times \frac{\text{時価} - \text{普通株式1株につき割り当てられた特別現金配当(下記(ⅳ)に定義される)または債務証書もしくは資産の分配に関する基準日(権利を有する株主を確定するために定められた日を以下「基準日」という)(下記(ⅳ)に定義される)における適正市場価格(*)}}{\text{時価}}$$

(*)かかる適正市場価格に関しては、当会社の取締役会(以下「取締役会」という)が適切と判断する独立の第三者(証券会社、銀行等)に評価させるものとする。

(Ⅲ)下記(ⅴ)に該当する場合、取得請求権行使価額調整式は、以下のとおりとする。

$$\text{調整後取得請求権行使価額} = \text{調整前取得請求権行使価額} \times \frac{\text{時価} \times \text{既発行普通株式数} - \text{下記(ⅴ)に従って、取得される普通株式(または、転換型証券もしくは新株予約権)の総数につき、当会社が支払うべき対価の総額}}{\text{時価} \times (\text{既発行普通株式数} - \text{下記(ⅴ)において、取得される普通株式数(または、転換型証券もしくは新株予約権の場合は、取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により交付される普通株式数)})}$$

なお、上記取得請求権行使価額調整式中の、「時価×既発行普通株式数－(下記(ⅴ)に従って、取得される普通株式(または、転換型証券もしくは新株予約権)の総数につき、当会社が支払うべき対価の総額)」の値が1未満になる場合は、かかる値は1として計算されるものとする。

調整後取得請求権行使価額は10円の位まで算出し、その10円の位を四捨五入する。

(ⅰ)当会社が、取得請求権行使価額調整式で使用する時価を下回る払込金額をもって普通株式を発行または処分する場合(新株予約権の行使または転換型証券にかかる取得請求権の行使もしくは取得条項に定める事由の発生による普通株式の交付の場合を除く)

取得請求権行使価額は、上記(Ⅰ)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整されるものとし、基準日を設けて株主に当該普通株式の割当てを受ける権利が付与されるときは、その基準日の翌日を、それ以外のときは当該普通株式の払込の日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。

(ⅱ)株式の分割または無償割当てにより普通株式を発行または処分する場合

取得請求権行使価額は、上記(Ⅰ)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整されるものとし、株式の分割または無償割当てのための基準日(ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日)の翌日をかかる調整後取得請求権行使価額の適用開始日とする。

ただし、剰余金の額を減少して、資本金の額を増加することを条件としてその部分をもって株式の分割または無償割当てにより普通株式を発行または処分する旨取締役会で決議する場合において、当該資本金の額の増加の決議をする株主総会の日よりも前を株式の分割または無償割当てのための基準日（ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日）とする場合には、当該株主総会の終結の日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。

(iii) 取得請求権行使価額調整式で使用する時価を下回る価額をもって当会社の普通株式の交付と引換えに当会社に当該証券の取得を請求する権利もしくは当会社が当該証券を取得することができる旨の条項が付された証券(当該第1-12回第四種優先株式と同時に発行される他の第1-12回第四種優先株式を除く。以下「転換型証券」という)または当会社に普通株式の交付を請求することができる権利(当会社の発行する社債に付された新株予約権を含む)(以下「新株予約権」という)を発行する場合

取得請求権行使価額は、上記(I)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整されるものとし、基準日を設けて株主に転換型証券または新株予約権の割当てを受ける権利が付与されるときは、その基準日の翌日を、それ以外のときは当該転換型証券の払込の日または新株予約権の割当日(ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日)の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。当該転換型証券または新株予約権を発行する場合、調整後取得請求権行使価額の適用開始日の前日に、発行される転換型証券の全額が普通株式の交付と引換えに取得されたものとみなし、または発行されるすべての新株予約権が行使されたものとみなし、調整後取得請求権行使価額を算出するものとする。ただし、当該発行される転換型証券の取得請求権行使価額もしくは取得価額または新株予約権の行使価額がかかる転換型証券の払込の日または新株予約権の割当日(ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日)において確定しない場合で、かつ、かかる転換型証券または新株予約権についての1株あたりの当初の取得請求権行使価額、取得価額または行使価額の最低価額が定められていない場合には、かかる転換型証券の取得請求権行使価額もしくは取得価額または新株予約権の行使価額が確定した日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。また、当該発行される転換型証券の取得請求権行使価額もしくは取得価額または新株予約権の行使価額がかかる転換型証券の払込の日または新株予約権の割当日(ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日)において確定しない場合で、かつ、かかる転換型証券または新株予約権についての1株あたりの当初の取得請求権行使価額、取得価額または行使価額の最低価額が定められている場合は、株主に転換型証券または新株予約権の割当てを受ける権利が付与されるときはその割当日の翌日を、それ以外のときは当該転換型証券の払込の日または新株予約権の割当日(ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日)の翌日を、かかる調整後取得請求権行使価額の適用開始日とするが、転換型証券または新株予約権は、1株あたりの当初の取得請求権行使価額、取得価額または行使価額の最低価額(ただし、希薄化防止のための調整は考慮しないものとする)により、かかる取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により交付されうる最大数の普通株式が交付されたものとみなされる。その後、かかる転換型証券の取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により交付されうる最大の普通株式数、または取得請求権行使価額、取得価額もしくは行使価額の最低価額について変更(かかる転換型証券または新株予約権の希薄化防止条項に基づく変更を含むが、これに限定されない)が生じた場合には、調整後取得請求権行使価額は、第1-12回第四種優先株式の取得請求権行使の直前において、当該変更を反映させるべく再計算されるものとする(ただし、調整後取得請求権行使価額が、これらの転換型証券または新株予約権の発行またはみなし発行により本(iii)に基づき行われた調整ないし再計算の結果、従前に減少したことがない限りは調整後取得請求権行使価額の増加を行うことができず、従前に減少したことがある場合は、かかる減少のうちいかなる減少の額をも超えて調整後取得請求権行使価額の増加を行うことができないものとする)が、かかる転換型証券の取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により、実際に普通株式が交付されたかまたは対価が支払われた場合には、かかる再計算は行わないものとする。また、その後、かかる転換型証券に係る取得請求権、取得条項に定める事由または新株予約権のいずれかが消滅した場合には、調整後取得請求権行使価額は、第1-12回第四種優先株式の取得請求権行使の直前において、かかる転換型証券の取得請求権の行使、取得条項に定める事由の発生または新株予約権の行使により実際に交付された普通株式数のみを反映させるべく再計算されるものとする。

第１-12回第四種優先株式の発行時において残存するすべての転換型証券および新株予約権は、第１-12回第四種優先株式の発行日の翌日において発行されたものとみなされる。

(ⅳ)当会社が、普通株式を有するすべての株主に対して、特別現金配当または債務証書もしくは資産の分配(特別現金配当以外の金銭による剰余金の配当を除く)を行う場合

かかる配当または分配の際に適用される取得請求権行使価額は、上記(Ⅱ)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整される。当会社がかかる特別現金配当または分配を行うたびごとに、取得請求権行使価額の調整は行われるものとし、当該特別現金配当については、対象となる事業年度(以下に定義する)の末日の翌日を、また、分配を受ける権利については、分配を受ける権利を有する株主を確定するために定められた基準日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。

「特別現金配当」とは、当会社が対象となる事業年度中の日を基準日とする金銭による剰余金の配当の合計額に基づく配当利回り(以下に定義する)が、５％に直前の３事業年度の各事業年度中の日を基準日とする金銭による剰余金の配当の各合計額に基づく配当利回りの平均値を加えた値を超過する場合の金額とする。

「事業年度」とは、４月１日から翌年３月31日までの期間をいう。ただし、当会社が３月31日以外の日に終了するように事業年度を変更した場合、事業年度は、かかる変更に応じて変更されたものとみなされる。

「配当利回り」とは、下記の算式により求められる率とする。

$$\frac{\text{対象となる事業年度中の日を基準日とする金銭による剰余金の配当について、当会社が決定した普通株式1株あたりの金銭による剰余金の配当の合計額}}{\text{対象となる事業年度の東京証券取引所における普通株式の毎日(終値のない日を除く)の終値の平均値}} \times 100\%$$

(ⅴ)当会社が、普通株式の取得を、かかる取得日(以下「取得日」という)における普通株式１株あたりの時価を上回る１株あたりの価額をもって行う場合(当会社が会社法の規定に従い市場取引等により普通株式を取得する場合および端株買取請求権の行使に関連して普通株式を取得する場合を除く)、または、転換型証券もしくは普通株式の交付を受けることができる権利が付されたその他の証券の償還もしくはその他の事由による取得を、取得日における普通株式の１株あたりの時価を上回る普通株式１株あたりの対価をもって行う場合

かかる取得の際において適用される取得請求権行使価額は、上記(Ⅲ)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整される。当会社が普通株式またはかかる証券を償還またはその他の事由により取得するたびごとに、取得請求権行使価額の調整は行われるものとし、取得日の翌日をかかる調整後取得請求権行使価額の適用開始日とする。

ⓑ株式交換、株式移転、会社分割、合併、資本金の額の減少、普通株式の併合その他上記ⓐに該当しない希薄化事由により取得請求権行使価額の調整を必要とする場合には、上記ⓐに準じて取締役会が適当と判断する価額に調整される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。

ⓒ取得請求権行使価額調整式で使用する「時価」は、調整後取得請求権行使価額の適用開始日(ただし、上記ⓐ(ⅱ)ただし書きの場合には株式の分割または無償割当てのための基準日(ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日))に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。なお、調整後取得請求権行使価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記ⓐにより取得請求権行使価額を調整すべき事由が生じた場合には、調整後取得請求権行使価額は上記ⓐに準じて調整される。

ⓓ取得請求権行使価額調整式で使用する「調整前取得請求権行使価額」は、調整後取得請求権行使価額の適用開始日の前日において有効な取得請求権行使価額とする。

ⓔ取得請求権行使価額調整式で使用する「既発行普通株式数」は、権利を有する株主を確定するための基準日がある場合はその日、権利を有する株主を確定するための基準日がない場合は調整後取得請求権行使価額の適用開始日の１か月前の日における当会社の発行済普通株式数(ただし、普通株式に係る自己株式数を除く)とする。

ⓕ取得請求権行使価額調整式で使用する「普通株式1株あたりの払込金額」は、それぞれ、上記ⓐ(ⅰ)の場合には当該払込金額(金銭以外の財産による払込の場合には、取締役会が適切と判断する独立の第三者(証券会社、銀行等)により評価されたかかる払込の適正市場価格)、上記ⓐ(ⅱ)の場合には0円、上記ⓐ(ⅲ)の場合には普通株式1株あたりの当該取得請求権行使価額または普通株式1株あたりの新株予約権の払込金額および行使に際しての払込金額の合計額とする。

ⓖ本㊁(上記ⓒを除く)において「普通株式」とは、普通株式、および(ⅰ)剰余金の配当または残余財産分配における優先権がなく、かつ(ⅱ)償還可能ではない株式が含まれるものとする。

㊂上記㊁により取得請求権行使価額の調整を行う場合には、下限取得請求権行使価額についても、取得請求権行使価額調整式を、「取得請求権行使価額」を「下限取得請求権行使価額」に置き換えた上で適用して同様の調整を行い、上記㊁ⓑにより取得請求権行使価額の調整を行う場合には、下限取得請求権行使価額についても取締役会が適当と判断する価額に変更される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。下限取得請求権行使価額の調整は、上記㊁ⓑに基づく取得請求権行使価額の調整と同時に有効になるものとする。

㊇第1-12回第四種優先株式の取得と引換えに交付すべき普通株式数

第1-12回第四種優先株式の取得と引換えに交付すべき当会社の普通株式数は次のとおりとする。

$$\text{第1-12回第四種優先株式の取得と引換えに交付すべき普通株式数} = \frac{\text{第1-12回第四種優先株主が取得請求権行使のために提出した第1-12回第四種優先株式の払込金額総額}}{\text{取得請求権行使価額}}$$

第1-12回第四種優先株式の取得と引換えに交付すべき普通株式数の算出に当って1株に満たない端数は、会社法第167条第3項の規定によりこれを取り扱う。

なお、本㊇に従う限り、いかなる数の第1-12回第四種優先株式を有していたとしても、その第1-12回第四種優先株主1人が行う1回の取得請求により、普通株式1株に満たない部分は1つより多くは生じない。

㊄第1-12回第四種優先株式の取得と引換えに交付する株式の内容

当会社普通株式

㊦取得請求受付場所

東京都千代田区丸の内一丁目4番4号

住友信託銀行株式会社　証券代行部

㊈取得請求の効力発生

取得請求の効力は、取得請求書および第1-12回第四種優先株式の株券が上記㊦の取得請求受付場所に到着した日に発生する。

③　一斉取得

㋑当会社は、取得請求期間中に取得の請求がなされなかった第1-12回第四種優先株式については、同期間の末日の翌日(以下「一斉取得日」という)をもって、第1-12回第四種優先株式1株の払込金額を一斉取得日に先立つ45取引日目に始まる30取引日の東京証券取引所における当会社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)で除して得られる数の普通株式の交付と引換えに取得する。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、各第1-12回第四種優先株式1株の払込金額を500,000円で除して得られる数の普通株式の交付と引換えに取得する。

㋺前項の普通株式の数の算出に当って1株に満たない端数が生じたときは、会社法第234条の規定によりこれを取り扱う。

(ト)発行の方法

ザ・ゴールドマン・サックス・グループ・インクに第1-12回第四種優先株式を直接全額割り当てる方法により発行する。

(チ)第1-12回第四種優先株式の保有に関する事項についての当会社とザ・ゴールドマン・サックス・グループ・インクとの間の取決めの内容

ザ・ゴールドマン・サックス・グループ・インクは、当会社との間で平成15年1月15日締結の優先株式引受契約書(以下「第1-12回第四種優先株式引受契約書」という)において、当会社により割り当てられ保有する第1-12回第四種優先株式につき、一定の場合を除き、譲渡その他の処分を行わないこと等を約している。(なお、ザ・ゴールドマン・サックス・グループ・インクが、第1-12回第四種優先株式引受契約書に従い、第1-12回第四種優先株式を譲渡した場合には、第1-12回第四種優先株式引受契約書に定める権利義務は、当該第1-12回第四種優先株式を譲り受けた者に承継される)

3　第１回第六種優先株式の主な内容は次のとおりであります。

(イ)優先配当金

(a) 当会社は、剰余金の配当を行うときは、第１回第六種優先株式を有する株主(以下「第１回第六種優先株主」という)または第１回第六種優先株式の登録株式質権者(以下「第１回第六種優先登録株式質権者」という)に対し、普通株主または普通登録株式質権者に先立ち、第１回第六種優先株式１株につき88,500円の金銭による剰余金の配当(かかる配当により支払われる金銭を、以下「優先配当金」という)を行う。ただし、当該事業年度において下記(ロ)に定める優先中間配当金を支払ったときは、当該優先中間配当金の額を控除した額を支払うものとする。

(b) ある事業年度において、第１回第六種優先株主または第１回第六種優先登録株式質権者に対して行う金銭による剰余金の配当の額が優先配当金の額に満たないときは、その不足額は、翌事業年度以降に累積しない。

(c) 第１回第六種優先株主または第１回第六種優先登録株式質権者に対しては、優先配当金の額を超えて配当は行わない。

(ロ)優先中間配当金

当会社は、中間配当を行うときは、第１回第六種優先株主または第１回第六種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第１回第六種優先株式１株につき44,250円を支払う。

(ハ)残余財産の分配

(a) 当会社は、残余財産を分配するときは、第１回第六種優先株主または第１回第六種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第１回第六種優先株式１株につき3,000,000円を支払う。

(b) 第１回第六種優先株主または第１回第六種優先登録株式質権者に対しては、上記3,000,000円のほか、残余財産の分配は行わない。

(ニ)取得条項

当会社は、第１回第六種優先株式発行後、平成23年３月31日以降はいつでも、第１回第六種優先株式１株につき3,000,000円の金銭の交付と引換えに、第１回第六種優先株式の一部または全部を取得することができる。一部を取得するときは、抽選または按分比例の方法によりこれを行う。

(ホ)議決権

第１回第六種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(ヘ)株式の併合または分割、募集株式の割当てを受ける権利等

(a) 当会社は、法令に定める場合を除き、第１回第六種優先株式について株式の併合または分割は行わない。

(b) 当会社は、第１回第六種優先株主に対し、募集株式または募集新株予約権の割当てを受ける権利を与えない。

(c) 当会社は、第１回第六種優先株主に対し、株式または新株予約権の無償割当ては行わない。

(ト)発行の方法

第三者割当ての方法により、適格機関投資家(証券取引法に定義される)に割り当てる。

(チ)第１回第六種優先株式の保有に関する事項についての当会社と割当先との取決めの内容

割当先が第１回第六種優先株式を第三者に譲渡する場合には、当会社による事前の同意を必要とする。ただし、第１回第六種優先株式の払込期日(平成17年３月29日)後８年目の応当日以降はこの限りではない。

(2) 【新株予約権等の状況】

当社は平成13年改正旧商法に基づき新株予約権を発行しております。

	中間会計期間末現在 (平成19年９月30日)	提出日の前月末現在 (平成19年11月30日)
新株予約権の数	1,081個	同左
新株予約権のうち自己新株予約権の数	―	―
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	1,081株	同左
新株予約権の行使時の払込金額	１株当たり 669,775円	同左
新株予約権の行使期間	平成16年６月28日から 平成24年６月27日まで	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格 669,775円 資本組入額 334,888円	同左
新株予約権の行使の条件	①新株予約権者は、権利行使時において当社または株式会社三井住友銀行の役職員の地位にあることを要す。ただし、任期満了による退任、定年退職その他当社取締役会が正当な理由があると認めた場合は、当社または株式会社三井住友銀行の役職員の地位を失った後も５年間に限り新株予約権を行使できる。 ②新株予約権者が死亡した場合には、その相続人が新株予約権を行使できる。	同左
新株予約権の譲渡に関する事項	新株予約権の譲渡については、取締役会の承認を要する。	同左
代用払込みに関する事項	―	―
組織再編成行為に伴う新株予約権の交付に関する事項	―	―

(注) 1 新株予約権１個当たりの目的たる株式の数は１株であります。

2 払込金額は、新株予約権発行後に当社が時価を下回る払込金額で新株式を発行する場合(新株予約権の行使による場合を除く)は、次の算式により調整される。ただし、調整により生じる１円未満の端数は切り上げる。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{\text{既発行株式数} + \dfrac{\text{新発行株式数} \times 1\text{株当たり払込金額}}{1\text{株当たり時価}}}{\text{既発行株式数} + \text{新発行株式数}}$$

また、払込金額は、株式の分割または併合の際にも適宜調整される。

(3) 【ライツプランの内容】

該当ありません。

(4) 【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(千円)	資本金残高(千円)	資本準備金増減額(千円)	資本準備金残高(千円)
平成19年4月1日～平成19年9月30日	―	7,853,754.77	―	1,420,877,175	―	642,355,545

(5) 【大株主の状況】

① 普通株式

(平成19年9月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
日本トラスティ・サービス信託銀行株式会社(信託口)	東京都中央区晴海一丁目8番11号	436,897.00	5.64
日本マスタートラスト信託銀行株式会社(信託口)	東京都港区浜松町二丁目11番3号	415,998.00	5.37
ザ チェース マンハッタン バンク エヌエイ ロンドン (常任代理人 株式会社みずほコーポレート銀行 兜町証券決済業務室)	WOOLGATE HOUSE, COLEMAN STREET LONDON EC2P 2HD, ENGLAND (東京都中央区日本橋兜町6番7号)	205,856.00	2.66
日本生命保険相互会社	大阪市中央区今橋三丁目5番12号	154,667.42	1.99
ステート ストリート バンク アンド トラスト カンパニー 505103 (常任代理人 株式会社みずほコーポレート銀行 兜町証券決済業務室)	P.O.BOX 351 BOSTON MASSACHUSETTS 02101 U.S.A. (東京都中央区日本橋兜町6番7号)	154,424.00	1.99
ステート ストリート バンク アンド トラスト カンパニー (常任代理人 株式会社みずほコーポレート銀行 兜町証券決済業務室)	P.O.BOX 351 BOSTON MASSACHUSETTS 02101 U.S.A. (東京都中央区日本橋兜町6番7号)	128,449.00	1.66
日本トラスティ・サービス信託銀行株式会社(信託口4)	東京都中央区晴海一丁目8番11号	111,995.00	1.44
株式会社三井住友銀行	東京都千代田区有楽町一丁目1番2号	100,481.00	1.29
ヒーローアンドカンパニー (常任代理人 株式会社三井住友銀行 証券ファイナンス営業部)	90 WASHINGTON STREET NEW YORK, NY 10015 U.S.A. (東京都千代田区丸の内一丁目3番2号)	95,207.00	1.23
メロン バンク エヌエー アズ エージェント フォー イッツ クライアント メロン オムニバス ユーエス ペンション (常任代理人 香港上海銀行東京支店 カストディ業務部)	ONE BOSTON PLACE BOSTON, MA 02108 (東京都中央区日本橋三丁目11番1号)	93,357.00	1.20
計	―――	1,897,331.42	24.53

② 第１回第四種優先株式

(平成19年９月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
ザ・ゴールドマン・サックス・グループ・インク (常任代理人　ゴールドマン・サックス証券株式会社)	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. (東京都港区六本木六丁目10番１号)	4,175	100.00
計	―	4,175	100.00

③ 第２回第四種優先株式

(平成19年９月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
ザ・ゴールドマン・サックス・グループ・インク (常任代理人　ゴールドマン・サックス証券株式会社)	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. (東京都港区六本木六丁目10番１号)	4,175	100.00
計	―	4,175	100.00

④ 第３回第四種優先株式

(平成19年９月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
ザ・ゴールドマン・サックス・グループ・インク (常任代理人　ゴールドマン・サックス証券株式会社)	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. (東京都港区六本木六丁目10番１号)	4,175	100.00
計	―	4,175	100.00

⑤ 第４回第四種優先株式

(平成19年９月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
ザ・ゴールドマン・サックス・グループ・インク (常任代理人　ゴールドマン・サックス証券株式会社)	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. (東京都港区六本木六丁目10番１号)	4,175	100.00
計	―	4,175	100.00

⑥ 第５回第四種優先株式

(平成19年９月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
ジーエスエスエム ホールディング ツー コープ (常任代理人　ゴールドマン・サックス証券株式会社)	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. (東京都港区六本木六丁目10番１号)	4,175	100.00
計	―	4,175	100.00

⑦　第６回第四種優先株式

(平成19年９月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
ジーエスエスエム ホールディング ツー コープ (常任代理人　ゴールドマン・サックス証券株式会社)	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. (東京都港区六本木六丁目10番１号)	4,175	100.00
計	―	4,175	100.00

⑧　第７回第四種優先株式

(平成19年９月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
ジーエスエスエム ホールディング ツー コープ (常任代理人　ゴールドマン・サックス証券株式会社)	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. (東京都港区六本木六丁目10番１号)	4,175	100.00
計	―	4,175	100.00

⑨　第８回第四種優先株式

(平成19年９月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
ジーエスエスエム ホールディング ツー コープ (常任代理人　ゴールドマン・サックス証券株式会社)	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. (東京都港区六本木六丁目10番１号)	4,175	100.00
計	―	4,175	100.00

⑩　第９回第四種優先株式

(平成19年９月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
ジーエスエスエム ホールディング ツー コープ (常任代理人　ゴールドマン・サックス証券株式会社)	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. (東京都港区六本木六丁目10番１号)	4,175	100.00
計	―	4,175	100.00

⑪　第10回第四種優先株式

(平成19年９月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
ジーエスエスエム ホールディング ツー コープ (常任代理人　ゴールドマン・サックス証券株式会社)	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. (東京都港区六本木六丁目10番１号)	4,175	100.00
計	―	4,175	100.00

⑫　第11回第四種優先株式

(平成19年９月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
ジーエスエスエム ホールディング ツー コープ (常任代理人　ゴールドマン・サックス証券株式会社)	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. (東京都港区六本木六丁目10番１号)	4,175	100.00
計	―	4,175	100.00

⑬　第12回第四種優先株式

(平成19年９月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
ジーエスエスエム ホールディング ツー コープ (常任代理人　ゴールドマン・サックス証券株式会社)	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. (東京都港区六本木六丁目10番１号)	4,175	100.00
計	―	4,175	100.00

⑭　第１回第六種優先株式

(平成19年９月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
住友生命保険相互会社	東京都中央区築地七丁目18番24号	23,334	33.33
日本生命保険相互会社	大阪市中央区今橋三丁目５番12号	20,000	28.57
三井生命保険株式会社	東京都千代田区大手町一丁目２番３号	16,667	23.81
三井住友海上火災保険株式会社	東京都中央区新川二丁目27番２号	10,000	14.29
計	―	70,001	100.00

(注) 1　株式会社三井住友銀行が所有している普通株式につきましては、会社法施行規則第67条の規定により議決権の行使が制限されております。

2　キャピタル・リサーチ・アンド・マネージメント・カンパニーから平成19年５月９日付で株券等の大量保有の状況に関する変更報告書の提出があり、平成19年４月30日現在で以下の普通株式を保有している旨の報告を受けましたが、当社として当中間会計期間末日における実質所有株式数の確認ができないので、上記大株主の状況には含めておりません。

なお、変更報告書の内容は次のとおりであります。

大量保有者名	キャピタル・リサーチ・アンド・マネージメント・カンパニー (他共同保有者４名)
保有株券等の数	379,830株(共同保有者分を含む。)
株券等保有割合	4.91％

3　アライアンス・バーンスタイン・エル・ピーから平成19年９月21日付で株券等の大量保有の状況に関する大量保有報告書の提出があり、平成19年９月14日現在で以下の普通株式を保有している旨の報告を受けましたが、当社として当中間会計期間末日における実質所有株式数の確認ができないので、上記大株主の状況には含めておりません。

なお、大量保有報告書の内容は次のとおりであります。

大量保有者名	アライアンス・バーンスタイン・エル・ピー (他共同保有者２名)
保有株券等の数	413,431株(共同保有者分を含む。)
株券等保有割合	5.35％

(6) 【議決権の状況】

① 【発行済株式】

(平成19年９月30日現在)

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	優先株式　120,101	―	(1)株式の総数等②発行済株式参照
議決権制限株式(自己株式等)	―	―	―
議決権制限株式(その他)	―	―	―
完全議決権株式(自己株式等)	(自己保有株式) 普通株式　68,308 (相互保有株式) 普通株式　102,544	―	権利内容に何ら限定のない当社における標準となる株式
完全議決権株式(その他)	普通株式 7,538,658	7,538,658	権利内容に何ら限定のない当社における標準となる株式 (注)1
端株	普通株式 24,143.77	―	権利内容に何ら限定のない当社における標準となる株式 (注)２，３
発行済株式総数	7,853,754.77	―	―
総株主の議決権	―	7,538,658	―

(注) 1　「完全議決権株式(その他)」の欄には、証券保管振替機構名義の株式が、397株(議決権397個)含まれております。

2　「端株」の欄には、当社所有の自己株式0.91株が含まれております。

3　「端株」の欄には、株主名簿上は株式会社三井住友銀行名義となっておりますが、実質的に保有していない株式が0.60株含まれております。

② 【自己株式等】

(平成19年９月30日現在)

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
株式会社三井住友フィナンシャルグループ	東京都千代田区有楽町一丁目１番２号	68,308	―	68,308	0.88
株式会社三井住友銀行	東京都千代田区有楽町一丁目１番２号	100,481	―	100,481	1.29
大和証券エスエムビーシー株式会社	東京都千代田区丸の内一丁目８番１号	2,063	―	2,063	0.02
計	―	170,852	―	170,852	2.20

(注)　「発行済株式総数に対する所有株式数の割合(%)」の発行済株式総数は、発行済普通株式の総数であります。

2 【株価の推移】

【当該中間会計期間における月別最高・最低株価】

(1) 普通株式

月別	平成19年４月	５月	６月	７月	８月	９月
最高(円)	1,170,000	1,200,000	1,210,000	1,180,000	1,050,000	917,000
最低(円)	1,030,000	1,020,000	1,130,000	1,070,000	841,000	765,000

(注) 最高・最低株価は東京証券取引所市場第一部におけるものであります。

(2) 優先株式

各種優先株式は、いずれも金融商品取引所に上場されておりません。

3 【役員の状況】

(1) 新任役員

該当ありません。

(2) 退任役員

該当ありません。

(3) 役職の異動

該当ありません。

第５　【経理の状況】

1　当社の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。)に基づいて作成しておりますが、資産及び負債の分類並びに収益及び費用の分類は、「銀行法施行規則」(昭和57年大蔵省令第10号)に準拠しております。

なお、前中間連結会計期間(自平成18年４月１日　至平成18年９月30日)は改正前の中間連結財務諸表規則及び銀行法施行規則に基づき作成し、当中間連結会計期間(自平成19年４月１日　至平成19年９月30日)は改正後の中間連結財務諸表規則及び銀行法施行規則に基づき作成しております。

2　当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。)に基づいて作成しております。

なお、前中間会計期間(自平成18年４月１日　至平成18年９月30日)は改正前の中間財務諸表等規則に基づき作成し、当中間会計期間(自平成19年４月１日　至平成19年９月30日)は改正後の中間財務諸表等規則に基づき作成しております。

3　中間連結財務諸表及び中間財務諸表その他の事項の金額については、百万円未満を切り捨てて表示しております。

4　前中間連結会計期間の中間連結財務諸表及び前中間会計期間の中間財務諸表は証券取引法第193条の２の規定に基づき、また、当中間連結会計期間の中間連結財務諸表及び当中間会計期間の中間財務諸表は金融商品取引法第193条の２第１項の規定に基づき、あずさ監査法人の監査証明を受けております。

1 【中間連結財務諸表等】

(1) 【中間連結財務諸表】

① 【中間連結貸借対照表】

		前中間連結会計期間 (平成18年９月30日現在)		当中間連結会計期間 (平成19年９月30日現在)		前連結会計年度 要約連結貸借対照表 (平成19年３月31日現在)	
区分	注記番号	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
(資産の部)							
現金預け金	※8	4,010,986	3.91	5,944,160	5.61	4,036,856	4.00
コールローン及び買入手形		1,462,077	1.43	1,383,235	1.31	1,107,078	1.10
買現先勘定		110,257	0.11	371,109	0.35	76,551	0.08
債券貸借取引支払保証金		1,178,045	1.15	1,064,257	1.01	2,276,894	2.26
買入金銭債権	※8	940,702	0.92	1,102,863	1.04	963,916	0.96
特定取引資産	※8	3,404,589	3.32	3,491,395	3.30	3,277,885	3.25
金銭の信託		2,820	0.00	2,627	0.00	2,924	0.00
有価証券	※1,2,8,15	22,351,635	21.79	20,599,844	19.45	20,537,500	20.36
貸出金	※3,4,5,6,7,8,9	59,184,457	57.71	60,193,566	56.83	58,689,322	58.19
外国為替	※7	929,490	0.91	926,162	0.87	881,436	0.87
その他資産	※8	3,257,139	3.18	3,900,851	3.68	3,349,949	3.32
有形固定資産	※10,11,12	706,702	0.69	819,772	0.77	817,567	0.81
無形固定資産		228,885	0.22	232,682	0.22	234,896	0.23
リース資産	※11	991,699	0.97	1,014,350	0.96	1,001,346	0.99
繰延税金資産		1,023,325	1.00	915,876	0.86	887,224	0.88
支払承諾見返		3,748,150	3.65	4,895,451	4.62	3,606,050	3.58
貸倒引当金		△978,999	△0.96	△930,577	△0.88	△889,093	△0.88
資産の部合計		102,551,964	100.00	105,927,629	100.00	100,858,309	100.00

区分	注記番号	前中間連結会計期間（平成18年９月30日現在）		当中間連結会計期間（平成19年９月30日現在）		前連結会計年度要約連結貸借対照表（平成19年３月31日現在）	
		金額（百万円）	構成比（%）	金額（百万円）	構成比（%）	金額（百万円）	構成比（%）
（負債の部）							
預金	※8	72,165,553	70.37	72,925,766	68.85	72,156,224	71.54
譲渡性預金		2,492,353	2.43	2,528,292	2.39	2,589,217	2.57
コールマネー及び売渡手形	※8	2,562,041	2.50	2,191,690	2.07	2,286,698	2.27
売現先勘定	※8	805,915	0.79	143,980	0.14	140,654	0.14
債券貸借取引受入担保金	※8	3,141,635	3.06	2,747,480	2.59	1,516,342	1.50
特定取引負債	※8	1,932,323	1.88	2,165,097	2.04	1,942,973	1.93
借用金	※7,8,13	3,061,744	2.99	4,395,401	4.15	3,214,137	3.19
外国為替		329,273	0.32	341,203	0.32	323,890	0.32
短期社債		405,100	0.40	438,300	0.41	439,600	0.43
社債	※14	4,155,770	4.05	4,030,059	3.81	4,093,525	4.06
信託勘定借		50,733	0.05	45,893	0.04	65,062	0.06
その他負債	※8	2,920,902	2.85	3,622,023	3.42	2,981,714	2.95
賞与引当金		22,868	0.02	25,754	0.02	27,513	0.03
退職給付引当金		33,864	0.03	37,594	0.04	34,424	0.03
役員退職慰労引当金		—	—	6,995	0.01	7,371	0.01
預金払戻引当金		—	—	11,716	0.01	—	—
特別法上の引当金		1,136	0.00	1,137	0.00	1,137	0.00
繰延税金負債		49,876	0.05	55,589	0.05	50,953	0.05
再評価に係る繰延税金負債	※10	49,929	0.05	49,347	0.05	49,536	0.05
支払承諾	※8	3,748,150	3.65	4,895,451	4.62	3,606,050	3.58
負債の部合計		97,929,171	95.49	100,658,776	95.03	95,527,029	94.71
（純資産の部）							
資本金		1,420,877	1.38	1,420,877	1.34	1,420,877	1.41
資本剰余金		276,570	0.27	57,869	0.06	57,773	0.06
利益剰余金		1,188,399	1.16	1,491,378	1.41	1,386,436	1.37
自己株式		△50,178	△0.05	△123,855	△0.12	△123,454	△0.12
株主資本合計		2,835,668	2.76	2,846,269	2.69	2,741,632	2.72
その他有価証券評価差額金		823,213	0.80	1,065,875	1.01	1,262,135	1.25
繰延ヘッジ損益		△88,079	△0.08	△93,158	△0.09	△87,729	△0.09
土地再評価差額金	※10	37,948	0.04	37,339	0.03	37,605	0.04
為替換算調整勘定		△47,909	△0.05	△8,428	△0.01	△30,656	△0.03
評価・換算差額等合計		725,173	0.71	1,001,628	0.94	1,181,353	1.17
新株予約権		4	0.00	27	0.00	14	0.00
少数株主持分		1,061,946	1.04	1,420,928	1.34	1,408,279	1.40
純資産の部合計		4,622,792	4.51	5,268,853	4.97	5,331,279	5.29
負債及び純資産の部合計		102,551,964	100.00	105,927,629	100.00	100,858,309	100.00

② 【中間連結損益計算書】

		前中間連結会計期間 (自 平成18年4月1日 至 平成18年9月30日)		当中間連結会計期間 (自 平成19年4月1日 至 平成19年9月30日)		前連結会計年度 要約連結損益計算書 (自 平成18年4月1日 至 平成19年3月31日)	
区分	注記番号	金額(百万円)	百分比(%)	金額(百万円)	百分比(%)	金額(百万円)	百分比(%)
経常収益		1,825,751	100.00	2,077,552	100.00	3,901,259	100.00
資金運用収益		909,808		1,082,577		1,979,069	
(うち貸出金利息)		(651,018)		(771,407)		(1,375,851)	
(うち有価証券利息配当金)		(157,718)		(167,526)		(369,770)	
信託報酬		1,416		2,262		3,508	
役務取引等収益		337,322		346,671		705,998	
特定取引収益		54,496		118,362		127,561	
その他業務収益		501,121		488,686		1,003,632	
その他経常収益	※1	21,586		38,991		81,489	
経常費用		1,468,614	80.44	1,724,314	83.00	3,102,649	79.53
資金調達費用		350,193		483,002		810,476	
(うち預金利息)		(199,933)		(276,767)		(457,078)	
役務取引等費用		53,927		53,232		96,812	
特定取引費用		2,883		—		1,936	
その他業務費用		511,352		479,774		1,004,370	
営業経費		432,705		477,357		888,561	
その他経常費用	※2	117,553		230,947		300,491	
経常利益		357,136	19.56	353,237	17.00	798,610	20.47
特別利益	※3	48,284	2.65	1,549	0.07	46,527	1.19
特別損失	※4,5	4,118	0.23	4,453	0.21	38,347	0.98
税金等調整前中間(当期)純利益		401,302	21.98	350,334	16.86	806,790	20.68
法人税、住民税及び事業税		42,273	2.31	53,951	2.59	87,818	2.25
法人税等調整額		86,218	4.72	89,270	4.30	218,770	5.61
少数株主利益		29,149	1.60	36,519	1.76	58,850	1.51
中間(当期)純利益		243,660	13.35	170,592	8.21	441,351	11.31

③ 【中間連結株主資本等変動計算書】

前中間連結会計期間（自　平成18年４月１日　至　平成18年９月30日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年３月31日残高（百万円）	1,420,877	1,229,225	992,064	△4,393	3,637,773
中間連結会計期間中の変動額					
株式交換による増加		221,365			221,365
剰余金の配当			△47,951		△47,951
中間純利益			243,660		243,660
自己株式の取得				△1,219,877	△1,219,877
自己株式の処分		15		56	71
自己株式の消却		△1,174,036		1,174,036	—
連結子会社の増加に伴う増加			391		391
連結子会社の減少に伴う増加			11		11
連結子会社の増加に伴う減少			△6		△6
連結子会社の減少に伴う減少			△2		△2
土地再評価差額金取崩			231		231
株主資本以外の項目の中間連結会計期間中の変動額（純額）					
中間連結会計期間中の変動額合計（百万円）	—	△952,655	196,335	△45,785	△802,105
平成18年９月30日残高（百万円）	1,420,877	276,570	1,188,399	△50,178	2,835,668

	評価・換算差額等					新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年３月31日残高（百万円）	819,927	—	38,173	△41,475	816,625	—	1,113,025	5,567,424
中間連結会計期間中の変動額								
株式交換による増加								221,365
剰余金の配当								△47,951
中間純利益								243,660
自己株式の取得								△1,219,877
自己株式の処分								71
自己株式の消却								—
連結子会社の増加に伴う増加								391
連結子会社の減少に伴う増加								11
連結子会社の増加に伴う減少								△6
連結子会社の減少に伴う減少								△2
土地再評価差額金取崩								231
株主資本以外の項目の中間連結会計期間中の変動額（純額）	3,285	△88,079	△224	△6,434	△91,452	4	△51,078	△142,526
中間連結会計期間中の変動額合計（百万円）	3,285	△88,079	△224	△6,434	△91,452	4	△51,078	△944,631
平成18年９月30日残高（百万円）	823,213	△88,079	37,948	△47,909	725,173	4	1,061,946	4,622,792

当中間連結会計期間（自　平成19年４月１日　至　平成19年９月30日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成19年３月31日残高（百万円）	1,420,877	57,773	1,386,436	△123,454	2,741,632
中間連結会計期間中の変動額					
剰余金の配当			△65,911		△65,911
中間純利益			170,592		170,592
自己株式の取得				△641	△641
自己株式の処分		96		240	337
連結子会社の増加に伴う増加			1		1
連結子会社の減少に伴う増加			4		4
連結子会社の増加に伴う減少			△6		△6
連結子会社の減少に伴う減少			△3		△3
土地再評価差額金取崩			263		263
株主資本以外の項目の中間連結会計期間中の変動額（純額）					
中間連結会計期間中の変動額合計（百万円）	―	96	104,941	△400	104,636
平成19年９月30日残高（百万円）	1,420,877	57,869	1,491,378	△123,855	2,846,269

	評価・換算差額等					新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成19年３月31日残高（百万円）	1,262,135	△87,729	37,605	△30,656	1,181,353	14	1,408,279	5,331,279
中間連結会計期間中の変動額								
剰余金の配当								△65,911
中間純利益								170,592
自己株式の取得								△641
自己株式の処分								337
連結子会社の増加に伴う増加								1
連結子会社の減少に伴う増加								4
連結子会社の増加に伴う減少								△6
連結子会社の減少に伴う減少								△3
土地再評価差額金取崩								263
株主資本以外の項目の中間連結会計期間中の変動額（純額）	△196,259	△5,428	△265	22,228	△179,725	12	12,649	△167,063
中間連結会計期間中の変動額合計（百万円）	△196,259	△5,428	△265	22,228	△179,725	12	12,649	△62,426
平成19年９月30日残高（百万円）	1,065,875	△93,158	37,339	△8,428	1,001,628	27	1,420,928	5,268,853

前連結会計年度(自　平成18年４月１日　至　平成19年３月31日)

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年３月31日残高(百万円)	1,420,877	1,229,225	992,064	△4,393	3,637,773
連結会計年度中の変動額					
株式交換による増加		221,365			221,365
剰余金の配当			△47,951		△47,951
当期純利益			441,351		441,351
自己株式の取得				△1,519,599	△1,519,599
自己株式の処分		3,459		4,260	7,720
自己株式の消却		△1,396,277		1,396,277	—
連結子会社の増加に伴う増加			396		396
連結子会社の減少に伴う増加			22		22
連結子会社の増加に伴う減少			△16		△16
連結子会社の減少に伴う減少			△5		△5
土地再評価差額金取崩			575		575
株主資本以外の項目の連結会計年度中の変動額(純額)					
連結会計年度中の変動額合計(百万円)	—	△1,171,452	394,372	△119,061	△896,141
平成19年３月31日残高(百万円)	1,420,877	57,773	1,386,436	△123,454	2,741,632

	評価・換算差額等					新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年３月31日残高(百万円)	819,927	—	38,173	△41,475	816,625	—	1,113,025	5,567,424
連結会計年度中の変動額								
株式交換による増加								221,365
剰余金の配当								△47,951
当期純利益								441,351
自己株式の取得								△1,519,599
自己株式の処分								7,720
自己株式の消却								—
連結子会社の増加に伴う増加								396
連結子会社の減少に伴う増加								22
連結子会社の増加に伴う減少								△16
連結子会社の減少に伴う減少								△5
土地再評価差額金取崩								575
株主資本以外の項目の連結会計年度中の変動額(純額)	442,207	△87,729	△568	10,818	364,728	14	295,254	659,996
連結会計年度中の変動額合計(百万円)	442,207	△87,729	△568	10,818	364,728	14	295,254	△236,144
平成19年３月31日残高(百万円)	1,262,135	△87,729	37,605	△30,656	1,181,353	14	1,408,279	5,331,279

④ 【中間連結キャッシュ・フロー計算書】

		前中間連結会計期間 (自 平成18年４月１日 至 平成18年９月30日)	当中間連結会計期間 (自 平成19年４月１日 至 平成19年９月30日)	前連結会計年度 連結キャッシュ・フロー計算書 (自 平成18年４月１日 至 平成19年３月31日)
区分	注記番号	金額(百万円)	金額(百万円)	金額(百万円)
Ⅰ 営業活動による キャッシュ・フロー				
税金等調整前中間(当期)純利益		401,302	350,334	806,790
固定資産減価償却費		38,389	39,470	78,869
リース資産減価償却費		167,651	170,242	335,399
減損損失		2,006	3,205	30,548
のれん償却額		2,070	4,182	4,858
持分法による投資損益(△)		32,344	△19,030	104,170
子会社株式売却損益及び子会社の増資に伴う持分変動損益(△)		△5,121	106	△5,072
貸倒引当金の増加額		△56,241	13,038	△146,971
賞与引当金の増加額		△2,512	△2,603	2,128
退職給付引当金の増加額		△3,200	412	△2,639
役員退職慰労引当金の増加額		―	△444	7,371
預金払戻引当金の増加額		―	11,716	―
資金運用収益		△909,808	△1,082,577	△1,979,069
資金調達費用		350,193	483,002	810,476
有価証券関係損益(△)		56,013	49,784	71,686
金銭の信託の運用損益(△)		△0	△245	△0
為替差損益(△)		△41,522	36,271	△103,541
固定資産処分損益(△)		1,327	84	3,067
リース資産処分損益(△)		△473	△1,987	△1,364
特定取引資産の純増(△)減		628,566	△198,303	767,067
特定取引負債の純増減(△)		△965,531	206,229	△969,090
貸出金の純増(△)減		△1,909,796	△1,564,926	△1,376,693
預金の純増減(△)		1,332,022	818,665	1,307,266
譲渡性預金の純増減(△)		△222,330	△62,963	△136,304
借用金(劣後特約付借入金を除く)の純増減(△)		934,051	859,543	1,141,752
有利息預け金の純増(△)減		410,829	△1,379,961	△157,092
コールローン等の純増(△)減		△981,573	△694,085	△612,297

		前中間連結会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間連結会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前連結会計年度 連結キャッシュ・フロー計算書 (自　平成18年4月1日 至　平成19年3月31日)
区分	注記番号	金額(百万円)	金額(百万円)	金額(百万円)
債券貸借取引支払保証金の純増(△)減		778,605	1,212,637	△320,243
コールマネー等の純増減(△)		△5,047,597	△95,414	△5,994,528
コマーシャル・ペーパーの純増減(△)		△10,000	―	△10,000
債券貸借取引受入担保金の純増減(△)		394,509	1,231,137	△1,230,782
外国為替(資産)の純増(△)減		18,596	△43,849	66,917
外国為替(負債)の純増減(△)		△118,530	16,960	△124,047
短期社債(負債)の純増減(△)		21,200	△1,300	55,700
普通社債の発行・償還による純増減(△)		△95,170	△135,716	△198,091
信託勘定借の純増減(△)		△267,864	△19,169	△253,534
資金運用による収入		905,873	1,070,519	1,966,949
資金調達による支出		△324,296	△454,539	△774,678
その他		240,032	410,817	197,841
小計		△4,245,985	1,231,246	△6,637,179
法人税等の支払額		△84,921	6,590	△123,561
営業活動によるキャッシュ・フロー		△4,330,906	1,237,836	△6,760,740
II　投資活動によるキャッシュ・フロー				
有価証券の取得による支出		△18,563,216	△17,909,744	△35,085,809
有価証券の売却による収入		11,389,367	10,576,473	21,544,154
有価証券の償還による収入		10,257,301	6,891,933	18,886,454
金銭の信託の増加による支出		―	△547	―
金銭の信託の減少による収入		―	796	―
有形固定資産の取得による支出		△24,041	△24,122	△193,614
有形固定資産の売却による収入		3,545	2,059	8,474
無形固定資産の取得による支出		△23,957	△23,015	△57,506
無形固定資産の売却による収入		4	20	6
リース資産の取得による支出		△180,717	△200,317	△383,526
リース資産の売却による収入		21,565	21,044	48,392
子会社株式の一部売却による収入		3,468	198	3,745
連結範囲の変更を伴う子会社株式の取得による支出		―	△3,453	△1,317
投資活動によるキャッシュ・フロー		2,883,317	△668,677	4,769,454

区分	注記番号	前中間連結会計期間 (自 平成18年４月１日 至 平成18年９月30日) 金額(百万円)	当中間連結会計期間 (自 平成19年４月１日 至 平成19年９月30日) 金額(百万円)	前連結会計年度 連結キャッシュ・フロー計算書 (自 平成18年４月１日 至 平成19年３月31日) 金額(百万円)
Ⅲ 財務活動によるキャッシュ・フロー				
劣後特約付借入による収入		10,000	25,000	20,000
劣後特約付借入金の返済による支出		△15,000	△63,000	△83,000
劣後特約付社債・新株予約権付社債の発行による収入		120,000	90,000	196,951
劣後特約付社債・新株予約権付社債の償還による支出		△126,829	△19,700	△181,283
配当金支払額		△47,904	△65,837	△47,926
少数株主からの払込みによる収入		30,740	3,425	360,362
少数株主への配当金支払額		△30,883	△33,704	△46,724
自己株式の取得による支出		△1,174,922	△641	△1,474,644
自己株式の処分による収入		71	770	11,320
財務活動によるキャッシュ・フロー		△1,234,728	△63,688	△1,244,945
Ⅳ 現金及び現金同等物に係る換算差額		1,279	1,082	3,434
Ⅴ 現金及び現金同等物の増加額(△は現金及び現金同等物の減少額)		△2,681,038	506,553	△3,232,797
Ⅵ 現金及び現金同等物の期首残高		5,159,822	1,927,024	5,159,822
Ⅶ 新規連結に伴う現金及び現金同等物の増加額		0	18,869	0
Ⅷ 現金及び現金同等物の中間期末(期末)残高	※１	2,478,784	2,452,448	1,927,024

中間連結財務諸表作成のための基本となる重要な事項

	前中間連結会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間連結会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)
1　連結の範囲に関する事項	(1) 連結子会社　176社 主要な会社名 株式会社三井住友銀行 株式会社みなと銀行 株式会社関西アーバン銀行 Sumitomo Mitsui Banking Corporation Europe Limited Manufacturers Bank 三井住友銀リース株式会社 三井住友カード株式会社 SMBCファイナンスサービス株式会社 SMBCフレンド証券株式会社 株式会社日本総合研究所 SMBC Capital Markets, Inc. なお、株式会社日本総研ソリューションズ他21社は新規設立等により、当中間連結会計期間から連結子会社としております。 住銀保証株式会社他1社は合併等により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。また、エスエムエルシー・マホガニー有限会社他5社は匿名組合方式による賃貸事業を行う営業者となったため、当中間連結会計期間より連結子会社から除外し、持分法非適用の非連結子会社としております。	(1) 連結子会社　185社 主要な会社名 株式会社三井住友銀行 株式会社みなと銀行 株式会社関西アーバン銀行 Sumitomo Mitsui Banking Corporation Europe Limited Manufacturers Bank 三井住友銀リース株式会社 三井住友カード株式会社 株式会社クオーク SMBCファイナンスサービス株式会社 SMBCフレンド証券株式会社 株式会社日本総合研究所 SMBC Capital Markets, Inc. なお、株式会社クオーク他12社は議決権の所有割合の増加等により子会社となったため、当中間連結会計期間から連結子会社としております。 SMFG企業再生債権回収株式会社は清算により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。また、エスエムエルシー・アントリア株式会社他7社は匿名組合方式による賃貸事業を行う営業者となったため、当中間連結会計期間より連結子会社から除外し、持分法非適用の非連結子会社としております。	(1) 連結子会社　181社 主要な連結子会社名は、「第1　企業の概況　4　関係会社の状況」に記載しているため省略いたしました。 なお、株式会社日本総研ソリューションズ他41社は新規設立等により、当連結会計年度から連結子会社としております。 住銀保証株式会社他3社は合併等により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。 また、エスエムエルシー・マホガニー有限会社他18社は匿名組合方式による賃貸事業を行う営業者となったため、当連結会計年度より連結子会社から除外し、持分法非適用の非連結子会社としております。
	(2) 非連結子会社 主要な会社名 SBCS Co., Ltd. 子会社エス・ビー・エル・マーキュリー有限会社他118社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第5条第1項ただし書第2号により、連結の範囲から除外しております。 また、その他の非連結子会社の総資産、経常収益、中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(2) 非連結子会社 主要な会社名 SBCS Co., Ltd. 子会社エスエムエルシー・マホガニー有限会社他126社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第5条第1項ただし書第2号により、連結の範囲から除外しております。 また、その他の非連結子会社の総資産、経常収益、中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。 財務諸表等規則第8条第7項の規定により出資者等の子会社に該当しないものと推定された特別目的会社14社の概要等は、「(開示対象特別目的会社関係)」の注記に掲げております。 なお、「一定の特別目的会社に係る開示に関する適用指針」(企業会計基準適用指針第15号　平成19年3月29日)が平成19年4月1日以後開始する連結会計年度から適用されることになったことに伴い、当中間連結会計期間から同適用指針を適用しております。	(2) 非連結子会社 主要な会社名 SBCS Co., Ltd. 子会社エス・ビー・エル・ジュピター有限会社他123社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第5条第1項ただし書第2号により、連結の範囲から除外しております。 また、その他の非連結子会社の総資産、経常収益、当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

	前中間連結会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間連結会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)
2　持分法の適用に関する事項	(1) 持分法適用の非連結子会社 3社 主要な会社名 SBCS Co.,Ltd. (2) 持分法適用の関連会社 58社 主要な会社名 プロミス株式会社 大和証券エスエムビーシー株式会社 エヌ・アイ・エフSMBCベンチャーズ株式会社 大和住銀投信投資顧問株式会社 三井住友アセットマネジメント株式会社 株式会社クオーク NIFSMBC-V2006S1投資事業有限責任組合他2社は新規設立等により、当中間連結会計期間より持分法適用の関連会社としております。 また、SMFC Holdings (Cayman)Limited他4社は清算等により関連会社でなくなったため、当中間連結会計期間より持分法適用の関連会社から除外しております。 (3) 持分法非適用の非連結子会社 子会社エス・ビー・エル・マーキュリー有限会社他118社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第7条第1項ただし書第2号により、持分法非適用にしております。 (4) 持分法非適用の関連会社 主要な会社名 Daiwa SB Investments (USA) Ltd. 持分法非適用の非連結子会社、関連会社の中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(1) 持分法適用の非連結子会社 3社 主要な会社名 SBCS Co.,Ltd. (2) 持分法適用の関連会社 63社 主要な会社名 プロミス株式会社 株式会社セントラルファイナンス 大和証券エスエムビーシー株式会社 エヌ・アイ・エフSMBCベンチャーズ株式会社 大和住銀投信投資顧問株式会社 三井住友アセットマネジメント株式会社 株式会社セントラルファイナンス他9社は株式取得等により、当中間連結会計期間より持分法適用の関連会社としております。 また、株式会社クオーク他2社は連結子会社となったため、NIFキャピタルマネジメント株式会社他2社は合併等により、当中間連結会計期間より持分法適用の関連会社から除外しております。 (3) 持分法非適用の非連結子会社 子会社エスエムエルシー・マホガニー有限会社他126社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第7条第1項ただし書第2号により、持分法非適用にしております。 (4) 持分法非適用の関連会社 主要な会社名 Daiwa SB Investments (USA) Ltd. 持分法非適用の非連結子会社、関連会社の中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(1) 持分法適用の非連結子会社 3社 主要な会社名 SBCS Co.,Ltd. (2) 持分法適用の関連会社 59社 主要な持分法適用の関連会社名は、「第1　企業の概況　4　関係会社の状況」に記載しているため省略いたしました。 NIFSMBC－V2006S1投資事業有限責任組合他3社は新規設立等により、当連結会計年度より持分法適用の関連会社としております。 また、SMFC Holdings (Cayman) Limited他4社は清算等により関連会社でなくなったため、当連結会計年度より持分法適用の関連会社から除外しております。 (3) 持分法非適用の非連結子会社 子会社エス・ビー・エル・ジュピター有限会社他123社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第10条第1項ただし書第2号により、持分法非適用にしております。 (4) 持分法非適用の関連会社 主要な会社名 Daiwa SB Investments (USA) Ltd. 持分法非適用の非連結子会社、関連会社の当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

	前中間連結会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間連結会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)
3　連結子会社の(中間)決算日等に関する事項	(1) 連結子会社の中間決算日は次のとおりであります。 12月末日　2社 3月末日　5社 4月末日　2社 5月末日　2社 6月末日　73社 7月末日　1社 8月末日　5社 9月末日　86社 当中間連結会計期間より、海外連結子会社1社において、中間決算日を従来の6月末日から9月末日に変更しているため、中間連結財務諸表上、同社の損益は平成18年1月1日から平成18年9月30日までの9ヶ月となっております。なお、当該変更による中間連結財務諸表への影響は軽微であります。 (2) 3月末日、5月末日を中間決算日とする連結子会社は、9月末日現在、12月末日を中間決算日とする連結子会社は、6月末日現在、4月末日を中間決算日とする連結子会社については、7月末日及び9月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。 なお、平成18年8月に設立された6月末日を中間決算日とする連結子会社については、9月末日現在で実施した仮決算に基づく財務諸表により連結しております。 中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。	(1) 連結子会社の中間決算日は次のとおりであります。 12月末日　4社 1月末日　1社 3月末日　8社 4月末日　2社 5月末日　2社 6月末日　71社 7月末日　5社 8月末日　4社 9月末日　88社 (2) 12月末日を中間決算日とする連結子会社は6月末日及び8月末日現在、1月末日を中間決算日とする連結子会社は7月末日現在、3月末日、5月末日及び7月末日を中間決算日とする連結子会社は9月末日現在、4月末日を中間決算日とする連結子会社については7月末日及び9月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。 中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。	(1) 連結子会社の決算日は次のとおりであります。 6月末日　2社 7月末日　1社 9月末日　7社 10月末日　2社 11月末日　2社 12月末日　70社 1月末日　1社 2月末日　3社 3月末日　93社 当連結会計年度より、在外連結子会社1社において、決算日を従来の12月末日から3月末日に変更しているため、連結財務諸表上、同社の損益は平成18年1月1日から平成19年3月31日までの15ヶ月となっております。なお、当該変更による連結財務諸表への影響は軽微であります。 (2) 6月末日、9月末日及び11月末日を決算日とする連結子会社は3月末日現在、7月末日を決算日とする連結子会社は1月末日現在、10月末日を決算日とする連結子会社については1月末日及び3月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社についてはそれぞれの決算日の財務諸表により連結しております。 連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。
4　会計処理基準に関する事項	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 同左	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。 また、特定取引収益及び特

	前中間連結会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間連結会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)
	また、特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。		定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。
	(2) 有価証券の評価基準及び評価方法 ① 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前1カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部純資産直入法により処理しております。 ② 金銭の信託において信託財産を構成している有価証券の評価は、上記(1)及び(2)①と同じ方法により行っております。	(2) 有価証券の評価基準及び評価方法 ① 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前1カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 なお、その他有価証券の評価差額については、全部純資産直入法により処理しております。 ② 同左	(2) 有価証券の評価基準及び評価方法 ① 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前1カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部純資産直入法により処理しております。 ② 同左
	(3) デリバティブ取引の評価基準及び評価方法 デリバティブ取引(特定取引目的の取引を除く。)の評価は、時価法により行っております。 なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。	(3) デリバティブ取引の評価基準及び評価方法 同左	(3) デリバティブ取引の評価基準及び評価方法 同左

	前中間連結会計期間 (自 平成18年4月1日 至 平成18年9月30日)	当中間連結会計期間 (自 平成19年4月1日 至 平成19年9月30日)	前連結会計年度 (自 平成18年4月1日 至 平成19年3月31日)
	(4) 減価償却の方法 ① 有形固定資産及びリース資産 当社及び連結子会社である三井住友銀行の有形固定資産の減価償却は、定額法(ただし、動産については定率法)を採用し、年間減価償却費見積額を期間により按分し計上しております。なお、主な耐用年数は次のとおりであります。 建物 7年～50年 動産 2年～20年 その他の連結子会社の有形固定資産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。	(4) 減価償却の方法 ① 有形固定資産及びリース資産 当社及び連結子会社である三井住友銀行の有形固定資産の減価償却は、定額法(ただし、動産については定率法)を採用し、年間減価償却費見積額を期間により按分し計上しております。 また、主な耐用年数は次のとおりであります。 建物 7年～50年 動産 2年～20年 その他の連結子会社の有形固定資産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。 なお、平成19年度税制改正に伴い、平成19年4月1日以後に取得した有形固定資産については、改正後の法人税法に基づく償却方法により減価償却費を計上しております。これによる中間連結貸借対照表等に与える影響は軽微であります。 また、当中間連結会計期間より、平成19年3月31日以前に取得した有形固定資産については、償却可能限度額に達した連結会計年度の翌連結会計年度以後、残存簿価を5年間で均等償却しております。これによる中間連結貸借対照表等に与える影響は軽微であります。	(4) 減価償却の方法 ① 有形固定資産及びリース資産 当社及び連結子会社である三井住友銀行の有形固定資産の減価償却は、定額法(ただし、動産については定率法)を採用しております。なお、主な耐用年数は次のとおりであります。 建物 7年～50年 動産 2年～20年 その他の連結子会社の有形固定資産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。
	② 無形固定資産 無形固定資産の減価償却は、定額法により償却しております。 なお、自社利用のソフトウェアについては、当社及び国内連結子会社で定める利用可能期間(主として5年)に基づいて償却しております。	② 無形固定資産 無形固定資産の減価償却は、定額法により償却しております。 なお、自社利用のソフトウェアについては、当社及び国内連結子会社における利用可能期間(主として5年)に基づいて償却しております。	② 無形固定資産 同左

	前中間連結会計期間 (自　平成18年４月１日 至　平成18年９月30日)	当中間連結会計期間 (自　平成19年４月１日 至　平成19年９月30日)	前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)
	(5) 貸倒引当金の計上基準 主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 なお、連結子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が３カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。	(5) 貸倒引当金の計上基準 主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 なお、連結子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が３カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。	(5) 貸倒引当金の計上基準 主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 なお、連結子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が３カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

	前中間連結会計期間 (自　平成18年４月１日 至　平成18年９月30日)	当中間連結会計期間 (自　平成19年４月１日 至　平成19年９月30日)	前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)
	上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は750,546百万円であります。	上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は517,426百万円であります。	上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は490,123百万円であります。
	(6) 賞与引当金の計上基準 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間連結会計期間に帰属する額を計上しております。	(6) 賞与引当金の計上基準 同左	(6) 賞与引当金の計上基準 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。

	前中間連結会計期間 (自　平成18年４月１日 至　平成18年９月30日)	当中間連結会計期間 (自　平成19年４月１日 至　平成19年９月30日)	前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)
	(7) 退職給付引当金の計上基準 　退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： その発生時の従業員の平均残存勤務期間内の一定の年数(主として９年)による定額法により損益処理 数理計算上の差異： 各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として９年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理	(7) 退職給付引当金の計上基準 同左	(7) 退職給付引当金の計上基準 　退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： その発生時の従業員の平均残存勤務期間内の一定の年数(主として９年)による定額法により損益処理 数理計算上の差異： 各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として９年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理
	―――――	(8) 役員退職慰労引当金の計上基準 　役員退職慰労引当金は、役員(執行役員を含む)に対する退職慰労金の支払いに備えるため、内規に基づく当中間連結会計期間末の要支給額を計上しております。 　役員退職慰労金は、従来は支出時に費用処理しておりましたが、前連結会計年度の下期において役員退職慰労引当金を計上する方法に変更しました。そのため、前中間連結会計期間は変更後の方法によった場合に比べ、経常利益及び税金等調整前中間純利益はそれぞれ6,241百万円多く計上されております。 　上記に係るセグメント情報に与える影響は(セグメント情報)に記載しております。	(8) 役員退職慰労引当金の計上基準 　役員退職慰労引当金は、役員(執行役員を含む)に対する退職慰労金の支払いに備えるため、内規に基づく期末要支給額を計上しております。役員退職慰労金は、従来は支出時に費用処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金に関する監査上の取扱い」(日本公認会計士協会監査第一委員会報告第42号昭和57年９月21日)が一部改正され、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」(日本公認会計士協会監査・保証実務委員会報告第42号)が平成19年４月13日付けで公表されたことを踏まえ、役員に対する退職慰労金の支給見積額を当該役員の在任期間にわたり費用配分することで期間損益の適正化を図るために、当連結会計年度より役員退職慰労引当金を計上しております。この結果、従来の方法によった場合に比べ、経常利益及び税金等調整前当期純利益はそれぞれ7,371百万円減少しております。なお、上記改正は平成19年４月13日に公表されたため、当中間連結会計期間は従来の方法によっております。従って、当中間連結会計期間は変更後の方法によった場合に比べ、経常利益及び税金等調整前中間純利益はそれぞれ6,241百万円多く計上されております。 　上記に係るセグメント情報に与える影響は(セグメント情報)に記載しております。

	前中間連結会計期間 (自　平成18年４月１日 至　平成18年９月30日)	当中間連結会計期間 (自　平成19年４月１日 至　平成19年９月30日)	前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)
	――――――	(9) 預金払戻引当金の計上基準 預金払戻引当金は、一定の条件を満たし負債計上を中止した預金について、預金者からの払戻請求に備えるため、過去の払戻実績に基づく将来の払戻損失見込額を計上しております。負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」(日本公認会計士協会　監査・保証実務委員会報告第42号)が平成19年４月13日付けで公表されたことを踏まえ、当中間連結会計期間より過去の払戻実績に基づく将来の払戻損失見込額を引当てる方法に変更しております。 この結果、従来の方法によった場合に比べ、経常利益及び税金等調整前中間純利益は11,716百万円それぞれ減少しております。 上記に係るセグメント情報に与える影響は(セグメント情報)に記載しております。	――――――
	(8) 特別法上の引当金の計上基準 特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金1,118百万円であり、次のとおり計上しております。 ①　金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第81条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。 ②　証券取引責任準備金 国内連結子会社は、証券事故による損失に備えるため、証券取引法第51条に定めるところにより算出した額を計上しております。	(10) 特別法上の引当金の計上基準 特別法上の引当金は、金融商品取引責任準備金1,137百万円であり、有価証券の売買その他の取引又はデリバティブ取引等に関して生じた事故による損失の補てんに充てるため、金融商品取引法第46条の５及び第48条の３の規定に基づき計上しております。 なお、従来、金融先物取引法第81条及び証券取引法第51条の規定に基づき、金融先物取引責任準備金及び証券取引責任準備金を計上しておりましたが、平成19年９月30日に金融商品取引法が施行されたことに伴い、当中間連結会計期間から金融商品取引責任準備金として計上しております。	(9) 特別法上の引当金の計上基準 特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金1,118百万円であり、次のとおり計上しております。 ①　金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第81条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。 ②　証券取引責任準備金 国内連結子会社は、証券事故による損失に備えるため、証券取引法第51条に定めるところにより算出した額を計上しております。

	前中間連結会計期間 (自　平成18年４月１日 至　平成18年９月30日)	当中間連結会計期間 (自　平成19年４月１日 至　平成19年９月30日)	前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)
	(9) 外貨建資産・負債の換算基準 連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。 また、その他の連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。	(11) 外貨建資産・負債の換算基準 当社及び連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。 また、その他の連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。	(10) 外貨建資産・負債の換算基準 当社及び連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。 また、その他の連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。
	(10) リース取引の処理方法 当社及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	(12) リース取引の処理方法 同左	(11) リース取引の処理方法 同左
	(11) リース取引等に関する収益及び費用の計上基準 ①　リース取引のリース料収入の計上方法 主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。 ②　割賦販売取引の売上高及び売上原価の計上方法 主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。	(13) リース取引等に関する収益及び費用の計上基準 ①　リース取引のリース料収入の計上方法 同左 ②　割賦販売取引の売上高及び売上原価の計上方法 同左	(12) リース取引等に関する収益及び費用の計上基準 ①　リース取引のリース料収入の計上方法 同左 ②　割賦販売取引の売上高及び売上原価の計上方法 同左

	前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
	(12) 重要なヘッジ会計の方法 ・金利リスク・ヘッジ 　連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。 　相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 　個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は60,758百万円（税効果額控除前）、繰延ヘッジ利益の総額は44,682百万円（同前）であります。 ・為替変動リスク・ヘッジ 　連結子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行わ	(14) 重要なヘッジ会計の方法 ・金利リスク・ヘッジ 　連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジを適用しております。 　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。 　相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 　個別ヘッジについても、当該個別ヘッジに係る有効性の評価をしております。 　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は28,190百万円（税効果額控除前）、繰延ヘッジ利益の総額は20,294百万円（同前）であります。 ・為替変動リスク・ヘッジ 同左	(13) 重要なヘッジ会計の方法 ・金利リスク・ヘッジ 　連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。 　相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 　個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当連結会計年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は41,522百万円（税効果額控除前）、繰延ヘッジ利益の総額は29,583百万円（同前）であります。 ・為替変動リスク・ヘッジ 同左

	前中間連結会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間連結会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)
	れる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。)に基づく繰延ヘッジを適用しております。 　これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。 　また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。		
	・連結会社間取引等 　デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間(又は内部部門間)の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益	・連結会社間取引等 同左	・連結会社間取引等 同左

	前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
	及び費用は消去せずに損益認識又は繰延処理を行っております。 なお、三井住友銀行以外の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。また、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第19号）に定められた処理を行っております。		
	(13) 消費税等の会計処理 当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。	(15) 消費税等の会計処理 同左	(14) 消費税等の会計処理 同左
	(14) 税効果会計に関する事項 中間連結会計期間に係る納付税額及び法人税等調整額は、当社及び国内連結子会社の決算期において予定している剰余金の処分による海外投資等損失準備金の積立て及び取崩しを前提として、当中間連結会計期間に係る金額を計算しております。	(16) 税効果会計に関する事項 同左	――――
5　のれん及び負ののれんの償却に関する事項	SMBCフレンド証券株式会社に係るのれんは20年間の均等償却、三井住友銀リース株式会社に係るのれんは５年間の均等償却、その他ののれんは発生年度に全額償却しております。	SMBCフレンド証券株式会社に係るのれんは20年間の均等償却、三井住友銀リース株式会社に係るのれんは５年間の均等償却、その他については発生年度に全額償却しております。	同左
6　（中間）連結キャッシュ・フロー計算書における資金の範囲	中間連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。	同左	連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

中間連結財務諸表作成のための基本となる重要な事項の変更

前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
貸借対照表の純資産の部の表示に関する会計基準 「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第５号　平成17年12月９日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第８号　平成17年12月９日）が当中間連結会計期間から適用されることになったことから、以下のとおり表示を変更しております。 (1)「資本の部」は「純資産の部」とし、株主資本、評価・換算差額等、新株予約権及び少数株主持分に区分のうえ表示しております。 なお、当中間連結会計期間末における従来の「資本の部」の合計に相当する金額は3,648,921百万円であります。 (2) 負債の部の次に表示していた「少数株主持分」は、純資産の部に表示しております。 (3) 純額で繰延ヘッジ損失又は繰延ヘッジ利益として「その他資産」又は「その他負債」に含めて計上していたヘッジ手段に係る損益又は評価差額は、税効果額を控除のうえ評価・換算差額等の「繰延ヘッジ損益」として相殺表示しております。	――――	貸借対照表の純資産の部の表示に関する会計基準 「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第５号　平成17年12月９日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第８号　平成17年12月９日）が当連結会計年度から適用されることになったことから、以下のとおり表示を変更しております。 (1)「資本の部」は「純資産の部」とし、株主資本、評価・換算差額等、新株予約権及び少数株主持分に区分のうえ表示しております。 なお、当連結会計年度末における従来の「資本の部」の合計に相当する金額は4,010,715百万円であります。 (2) 負債の部の次に表示していた「少数株主持分」は、純資産の部に表示しております。 (3) 純額で繰延ヘッジ損失又は繰延ヘッジ利益として「その他資産」又は「その他負債」に含めて計上していたヘッジ手段に係る損益又は評価差額は、税効果額を控除のうえ評価・換算差額等の「繰延ヘッジ損益」として相殺表示しております。
投資事業組合に関する実務対応報告 「投資事業組合に対する支配力基準及び影響力基準の適用に関する実務上の取扱い」（企業会計基準実務対応報告第20号　平成18年９月８日）が公表日以後終了する中間連結会計期間に係る中間連結財務諸表から適用されることになったことに伴い、当中間連結会計期間から同実務対応報告を適用しております。これによる中間連結貸借対照表等に与える影響は軽微であります。	――――	投資事業組合に関する実務対応報告 「投資事業組合に対する支配力基準及び影響力基準の適用に関する実務上の取扱い」（企業会計基準実務対応報告第20号　平成18年９月８日）が公表日以後終了する連結会計年度に係る連結財務諸表から適用されることになったことに伴い、当連結会計年度から同実務対応報告を適用しております。これによる連結貸借対照表等に与える影響は軽微であります。

前中間連結会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間連結会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)
ストック・オプション等に関する会計基準 「ストック・オプション等に関する会計基準」(企業会計基準第8号　平成17年12月27日)及び「ストック・オプション等に関する会計基準の適用指針」(企業会計基準適用指針第11号　平成18年5月31日)を当中間連結会計期間から適用しております。この変更による中間連結貸借対照表等に与える影響は軽微であります。	――――――	ストック・オプション等に関する会計基準 「ストック・オプション等に関する会計基準」(企業会計基準第8号　平成17年12月27日)及び「ストック・オプション等に関する会計基準の適用指針」(企業会計基準適用指針第11号　最終改正平成18年5月31日)を当連結会計年度から適用しております。これによる連結貸借対照表等に与える影響は軽微であります。
企業結合に係る会計基準等 「企業結合に係る会計基準」(「企業結合に係る会計基準の設定に関する意見書」(企業会計審議会　平成15年10月31日))、「事業分離等に関する会計基準」(企業会計基準第7号　平成17年12月27日)及び「企業結合会計基準及び事業分離等会計基準に関する適用指針」(企業会計基準適用指針第10号　平成17年12月27日)が平成18年4月1日以後開始する連結会計年度から適用されることになったことに伴い、当中間連結会計期間から各会計基準及び同適用指針を適用しております。	――――――	企業結合に係る会計基準等 「企業結合に係る会計基準」(「企業結合に係る会計基準の設定に関する意見書」(企業会計審議会　平成15年10月31日))、「事業分離等に関する会計基準」(企業会計基準第7号　平成17年12月27日)及び「企業結合会計基準及び事業分離等会計基準に関する適用指針」(企業会計基準適用指針第10号　最終改正平成18年12月22日)が平成18年4月1日以後開始する連結会計年度から適用されることになったことに伴い、当連結会計年度から各会計基準及び同適用指針を適用しております。
金融商品に関する会計基準 「金融商品に係る会計基準」(企業会計審議会　平成11年1月22日)が平成18年8月11日付で一部改正され(「金融商品に関する会計基準」企業会計基準第10号)、改正会計基準の公表日以後終了する連結会計年度及び中間連結会計期間から適用されることになったことに伴い、当中間連結会計期間から改正会計基準を適用し、社債は償却原価法(定額法)に基づいて算定された価額をもって中間連結貸借対照表価額としております。これにより、従来の方法に比べ「その他資産」中の社債発行差金は2,400百万円「社債」は2,400百万円、それぞれ減少しております。 なお、平成18年3月31日に終了する連結会計年度の連結貸借対照表に計上した社債発行差金は、「繰延資産の会計処理に関する当面の取扱い」(企業会計基準実務対応報告第19号　平成18年8月11日)の経過措置に基づき従前の会計処理を適用し、社債の償還期間にわたり均等償却を行うとともに未償却残高を社債から直接控除しております。	――――――	金融商品に関する会計基準 「金融商品に係る会計基準」(企業会計審議会　平成11年1月22日)が平成18年8月11日付けで一部改正され(「金融商品に関する会計基準」企業会計基準第10号)、改正会計基準の公表日以後終了する連結会計年度から適用されることになったことに伴い、当連結会計年度から改正会計基準を適用し、社債は償却原価法(定額法)に基づいて算定された価額をもって連結貸借対照表価額としております。これにより、従来の方法に比べ「その他資産」中の社債発行差金は2,308百万円、「社債」は2,308百万円、それぞれ減少しております。 上記に係るセグメント情報に与える影響は(セグメント情報)に記載しております。 なお、平成18年3月31日に終了する連結会計年度の連結貸借対照表に計上した社債発行差金は、「繰延資産の会計処理に関する当面の取扱い」(企業会計基準実務対応報告第19号　平成18年8月11日)の経過措置に基づき従前の会計処理を適用し、社債の償還期間にわたり均等償却を行うとともに未償却残高を社債から直接控除しております。

前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
――――――	連結財務諸表における税効果会計に関する実務指針 企業集団内の会社に投資（子会社株式等）を売却した場合の税効果会計について、「連結財務諸表における税効果会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第６号　平成19年３月29日）の第30－2項を当中間連結会計期間から適用しております。この結果、従来の方法によった場合に比べ、中間純利益は18,925百万円減少しております。	――――――
――――――	金融商品に関する会計基準 「金融商品に関する会計基準」（企業会計基準第10号）及び「金融商品会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第14号）等における有価証券の範囲に関する規定が平成19年６月15日付け及び同７月４日付けで一部改正され、金融商品取引法の施行日以後に終了する連結会計年度及び中間連結会計期間から適用されることになったことに伴い、当中間連結会計期間から改正会計基準及び実務指針を適用しております。	――――――

表示方法の変更

前中間連結会計期間 (自　平成18年４月１日 至　平成18年９月30日)	当中間連結会計期間 (自　平成19年４月１日 至　平成19年９月30日)
「銀行法施行規則」(昭和57年大蔵省令第10号)別紙様式が「無尽業法施行細則等の一部を改正する内閣府令」(内閣府令第60号　平成18年４月28日)により改正され、平成18年４月１日以後開始する連結会計年度から適用されることになったことに伴い、当中間連結会計期間から以下のとおり表示を変更しております。 (中間連結貸借対照表関係) (1) 「動産不動産」は、「有形固定資産」「無形固定資産」又は「その他資産」に区分して表示しております。 (2) 「その他資産」に含めて表示していたソフトウェアは、「無形固定資産」に含めて表示しております。 (3) 資産の部に独立掲記していた「連結調整勘定」は、「無形固定資産」に含めて表示しております。 (中間連結損益計算書関係) 連結調整勘定償却は、従来、「経常費用」中「その他経常費用」で処理しておりましたが、当中間連結会計期間からは無形固定資産償却として「経常費用」中「営業経費」に含めております。 (中間連結キャッシュ・フロー計算書関係) (1) 「連結調整勘定償却額」は「のれん償却額」に含めて表示しております。 (2) 「動産不動産等減価償却費」は、中間連結貸借対照表の「動産不動産」が「有形固定資産」、「無形固定資産」等に区分されたことに伴い、「固定資産減価償却費」として表示しております。「動産不動産処分損益(△)」は、「固定資産処分損益(△)」等として表示しております。 また、「動産不動産の取得による支出」は「有形固定資産の取得による支出」等として、「動産不動産の売却による収入」は「有形固定資産の売却による収入」等として表示しております。 (3) 営業活動によるキャッシュ・フローの「その他」に含めて表示しておりましたソフトウェアの取得による支出並びに売却による収入は、中間連結貸借対照表の「その他資産」に含めて表示しておりましたソフトウェアが「無形固定資産」に含めて表示されたことに伴い、「無形固定資産の取得による支出」並びに「無形固定資産の売却による収入」に含めて表示しております。	――――――
(中間連結キャッシュ・フロー計算書関係) 前中間連結会計期間における財務活動によるキャッシュ・フローの「自己株式の売却による収入」(当中間連結会計期間42百万円)は、当中間連結会計期間より「自己株式の処分による収入」に含めて表示しております。	――――――

追加情報

前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
――――	――――	リース事業及びオートリース事業の戦略的共同事業化についての基本合意 　当社、三井住友銀リース株式会社及び三井住友銀オートリース株式会社は、平成18年10月13日に、住友商事株式会社、住商リース株式会社及び住商オートリース株式会社との間で、リース事業及びオートリース事業の戦略的共同事業化について基本合意いたしました。この基本合意に基づき、平成19年10月１日を目処に、三井住友銀リース株式会社と住商リース株式会社は合併する予定であり、合併新会社は当社の連結子会社(当社の議決権の所有割合55%)となる見込みであります。なお、本合併は「企業結合に係る会計基準」上の取得に該当し、本合併に伴って、当社は連結財務諸表上、のれんを認識する予定でありますが、その金額は現時点では未定であります。また、三井住友銀オートリース株式会社と住商オートリース株式会社につきましても、平成19年10月１日を目処に合併する予定であります。

注記事項

（中間連結貸借対照表関係）

前中間連結会計期間 (平成18年９月30日現在)	当中間連結会計期間 (平成19年９月30日現在)	前連結会計年度 (平成19年３月31日現在)
※１　有価証券には、非連結子会社及び関連会社の株式489,178百万円及び出資金948百万円を含んでおります。 ※２　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計34,361百万円含まれております。 無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は857,892百万円、当中間連結会計期間末に当該処分をせずに所有しているものは185,462百万円であります。 ※３　貸出金のうち、破綻先債権額は64,857百万円、延滞債権額は638,385百万円であります。 なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。	※１　有価証券には、非連結子会社及び関連会社の株式438,588百万円及び出資金5,012百万円を含んでおります。 ※２　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計78,271百万円含まれております。 無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は913,839百万円、当中間連結会計期間末に当該処分をせずに所有しているものは451,439百万円であります。 ※３　貸出金のうち、破綻先債権額は59,904百万円、延滞債権額は533,325百万円であります。 なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。	※１　有価証券には、非連結子会社及び関連会社の株式425,873百万円及び出資金4,216百万円を含んでおります。 ※２　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計2,188百万円含まれております。 無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は2,088,859百万円、当連結会計年度末に当該処分をせずに所有しているものは154,192百万円であります。 ※３　貸出金のうち、破綻先債権額は60,715百万円、延滞債権額は507,289百万円であります。 なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

前中間連結会計期間 (平成18年９月30日現在)	当中間連結会計期間 (平成19年９月30日現在)	前連結会計年度 (平成19年３月31日現在)
※４　貸出金のうち、３カ月以上延滞債権額は36,865百万円であります。 なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。 ※５　貸出金のうち、貸出条件緩和債権額は407,927百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。 ※６　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,148,036百万円であります。 なお、上記３から６に掲げた債権額は、貸倒引当金控除前の金額であります。 ※７　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は885,675百万円であります。このうち手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は884百万円であります。	※４　貸出金のうち、３カ月以上延滞債権額は31,769百万円であります。 なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。 ※５　貸出金のうち、貸出条件緩和債権額は441,944百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。 ※６　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,066,944百万円であります。 なお、上記３から６に掲げた債権額は、貸倒引当金控除前の金額であります。 ※７　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は867,838百万円であります。	※４　貸出金のうち、３カ月以上延滞債権額は22,018百万円であります。 なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。 ※５　貸出金のうち、貸出条件緩和債権額は477,362百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。 ※６　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,067,386百万円であります。 なお、上記３から６に掲げた債権額は、貸倒引当金控除前の金額であります。 ※７　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は915,318百万円であります。

前中間連結会計期間 (平成18年９月30日現在)	当中間連結会計期間 (平成19年９月30日現在)	前連結会計年度 (平成19年３月31日現在)
※８　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　103,547百万円 特定取引資産　53,278百万円 有価証券　5,842,395百万円 貸出金　557,311百万円 その他資産(延払資産等)　1,936百万円 担保資産に対応する債務 預金　16,352百万円 コールマネー及び売渡手形　1,340,000百万円 売現先勘定　791,883百万円 債券貸借取引受入担保金　3,003,162百万円 特定取引負債　139,666百万円 借用金　930,197百万円 その他負債　26,247百万円 支払承諾　167,064百万円 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金9,108百万円、買入金銭債権38,898百万円、特定取引資産848,721百万円、有価証券4,092,185百万円及び貸出金1,621,611百万円を差し入れております。 また、その他資産のうち保証金は87,964百万円、先物取引差入証拠金は4,737百万円であります。	※８　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　106,326百万円 特定取引資産　617,814百万円 有価証券　4,993,694百万円 貸出金　223,360百万円 その他資産(延払資産等)　2,922百万円 担保資産に対応する債務 預金　20,529百万円 コールマネー及び売渡手形　1,065,000百万円 売現先勘定　142,939百万円 債券貸借取引受入担保金　2,431,734百万円 特定取引負債　165,806百万円 借用金　1,865,904百万円 その他負債　22,643百万円 支払承諾　163,430百万円 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金7,188百万円、特定取引資産272,293百万円、有価証券2,779,447百万円及び貸出金591,044百万円を差し入れております。 また、その他資産のうち保証金は84,093百万円、先物取引差入証拠金は6,765百万円であります。	※８　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　104,328百万円 特定取引資産　202,292百万円 有価証券　3,043,253百万円 貸出金　934,423百万円 その他資産(延払資産等)　1,946百万円 担保資産に対応する債務 預金　20,588百万円 コールマネー及び売渡手形　1,335,000百万円 売現先勘定　128,695百万円 債券貸借取引受入担保金　1,250,450百万円 特定取引負債　84,532百万円 借用金　1,112,257百万円 その他負債　23,207百万円 支払承諾　167,153百万円 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金6,761百万円、特定取引資産500,158百万円、有価証券3,946,194百万円及び貸出金535,770百万円を差し入れております。 また、その他資産のうち保証金は94,129百万円、先物取引差入証拠金は3,140百万円であります。
※９　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、39,240,098百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが33,373,534百万円あります。	※９　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、40,096,806百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが33,680,296百万円あります。	※９　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、40,947,052百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが34,769,824百万円あります。

前中間連結会計期間 (平成18年９月30日現在)	当中間連結会計期間 (平成19年９月30日現在)	前連結会計年度 (平成19年３月31日現在)
なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10　連結子会社である三井住友銀行は、土地の再評価に関する法律(平成10年３月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。 また、その他の一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。	なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10　連結子会社である三井住友銀行は、土地の再評価に関する法律(平成10年３月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。 また、その他の一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。	なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10　連結子会社である三井住友銀行は、土地の再評価に関する法律(平成10年３月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。 また、その他の一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。

前中間連結会計期間 (平成18年９月30日現在)	当中間連結会計期間 (平成19年９月30日現在)	前連結会計年度 (平成19年３月31日現在)
再評価を行った年月日 連結子会社である三井住友銀行 平成10年３月31日及び平成14年３月31日 その他の一部の連結子会社 平成11年３月31日、平成14年３月31日 同法律第３条第３項に定める再評価の方法 連結子会社である三井住友銀行 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 その他の一部の連結子会社 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。	再評価を行った年月日 連結子会社である三井住友銀行 平成10年３月31日及び平成14年３月31日 その他の一部の連結子会社 平成11年３月31日、平成14年３月31日 同法律第３条第３項に定める再評価の方法 連結子会社である三井住友銀行 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 その他の一部の連結子会社 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。	再評価を行った年月日 連結子会社である三井住友銀行 平成10年３月31日及び平成14年３月31日 その他の一部の連結子会社 平成11年３月31日、平成14年３月31日 同法律第３条第３項に定める再評価の方法 連結子会社である三井住友銀行 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 その他の一部の連結子会社 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。
※11　有形固定資産の減価償却累計額は561,404百万円、リース資産の減価償却累計額は1,583,375百万円であります。	※11　有形固定資産の減価償却累計額は568,380百万円、リース資産の減価償却累計額は1,605,376百万円であります。	※11　有形固定資産の減価償却累計額は555,288百万円、リース資産の減価償却累計額は1,592,098百万円であります。
※12　有形固定資産の圧縮記帳額 64,987百万円 (当中間連結会計期間圧縮記帳額 ―百万円)	※12　有形固定資産の圧縮記帳額 67,070百万円 (当中間連結会計期間圧縮記帳額 ―百万円)	※12　有形固定資産の圧縮記帳額 67,070百万円 (当連結会計年度圧縮記帳額 2,088百万円)
※13　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金617,500百万円が含まれております。	※13　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金521,500百万円が含まれております。	※13　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金559,500百万円が含まれております。
※14　社債には、劣後特約付社債2,138,556百万円が含まれております。	※14　社債には、劣後特約付社債2,255,632百万円が含まれております。	※14　社債には、劣後特約付社債2,183,810百万円が含まれております。
	※15　「有価証券」中の社債のうち、有価証券の私募(金融商品取引法第２条第３項)による社債に対する保証債務の額は2,258,816百万円であります。	※15　「有価証券」中の社債のうち、有価証券の私募(証券取引法第２条第３項)による社債に対する保証債務の額は2,421,446百万円であります。

（中間連結損益計算書関係）

前中間連結会計期間（自　平成18年４月１日　至　平成18年９月30日）

※１　その他経常収益には、株式等売却益17,987百万円を含んでおります。

※２　その他経常費用には、貸出金償却57,626百万円、株式等償却7,051百万円、延滞債権等を売却したことによる損失5,545百万円及び持分法による投資損失32,344百万円を含んでおります。

※３　特別利益には、退職給付信託返還益36,330百万円、貸倒引当金戻入益6,470百万円及び子会社の増資に伴う持分変動利益4,226百万円を含んでおります。

※４　特別損失には、固定資産処分損2,037百万円及び減損損失2,006百万円を含んでおります。

※５　当中間連結会計期間において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地域	主な用途	種類	減損損失額（百万円）
首都圏	遊休資産 27物件	土地、建物等	873
近畿圏	営業用店舗 13ヵ店	土地、建物等	349
	遊休資産 18物件		410
その他	遊休資産 12物件	土地、建物等	373

当中間連結会計期間（自　平成19年４月１日　至　平成19年９月30日）

※１　その他経常収益には、株式等売却益14,293百万円及び持分法による投資利益19,030百万円を含んでおります。

※２　その他経常費用には、貸倒引当金繰入額73,113百万円、貸出金償却65,014百万円及び株式等償却60,350百万円を含んでおります。

※３　特別利益には、固定資産処分益1,163百万円及び償却債権取立益386百万円を含んでおります。

※４　特別損失は、固定資産処分損1,247百万円及び減損損失3,205百万円であります。

※５　当中間連結会計期間において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地域	主な用途	種類	減損損失額（百万円）
首都圏	営業用店舗 ４ヵ店	土地、建物等	41
	遊休資産 11物件		280
近畿圏	営業用店舗 １ヵ店	土地、建物等	51
	遊休資産 ８物件		2,553
その他	営業用店舗 ９ヵ店	土地、建物等	17
	遊休資産 ８物件		262

前連結会計年度（自　平成18年４月１日　至　平成19年３月31日）

※１　その他経常収益には、株式等売却益62,793百万円を含んでおります。

※２　その他経常費用には、貸倒引当金繰入額23,663百万円、貸出金償却81,415百万円、株式等償却16,562百万円、延滞債権等を売却したことによる損失39,302百万円及び持分法による投資損失104,170百万円を含んでおります。

※３　特別利益には、固定資産処分益4,730百万円、償却債権取立益1,236百万円、退職給付信託返還益36,330百万円及び子会社の増資に伴う持分変動利益4,226百万円を含んでおります。

※４　特別損失は、固定資産処分損7,798百万円及び減損損失30,548百万円であります。

※５　当連結会計年度において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地域	主な用途	種類	減損損失額（百万円）
首都圏	営業用店舗 ２ヵ店	土地、建物等	25,799
	遊休資産 32物件		1,782
近畿圏	営業用店舗 19ヵ店	土地、建物等	839
	遊休資産 22物件		443
その他	遊休資産 18物件	土地、建物等	1,683

前中間連結会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間連結会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)
連結子会社である三井住友銀行は、継続的な収支の管理・把握を実施している各営業拠点(物理的に同一の資産を共有する拠点)をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、その他の連結会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。 当中間連結会計期間は、三井住友銀行では遊休資産について、また、その他の連結子会社については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能額まで減額し、当該減少額を減損損失として特別損失に計上しております。 回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。	連結子会社である三井住友銀行は、継続的な収支の管理・把握を実施している各営業拠点(物理的に同一の資産を共有する拠点)をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、その他の連結会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。 当中間連結会計期間は、三井住友銀行では遊休資産について、また、その他の連結子会社については、営業用店舗等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。 回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。	連結子会社である三井住友銀行は、継続的な収支の管理・把握を実施している各営業拠点(物理的に同一の資産を共有する拠点)をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、その他の連結会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。 当連結会計年度は、三井住友銀行では遊休資産について、また、その他の連結子会社については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。 回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

（中間連結株主資本等変動計算書関係）

Ⅰ　前中間連結会計期間（自　平成18年４月１日　至　平成18年９月30日）

1　発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前連結会計年度末株式数（株）	当中間連結会計期間増加株式数（株）	当中間連結会計期間減少株式数（株）	当中間連結会計期間末株式数（株）	摘要
発行済株式					
普通株式	7,424,172.77	309,481	—	7,733,653.77	(注) 1
第一種優先株式	35,000	—	35,000	—	(注) 2
第二種優先株式	100,000	—	100,000	—	(注) 3
第三種優先株式	695,000	—	500,000	195,000	(注) 4
第１回第四種優先株式	4,175	—	—	4,175	
第２回第四種優先株式	4,175	—	—	4,175	
第３回第四種優先株式	4,175	—	—	4,175	
第４回第四種優先株式	4,175	—	—	4,175	
第５回第四種優先株式	4,175	—	—	4,175	
第６回第四種優先株式	4,175	—	—	4,175	
第７回第四種優先株式	4,175	—	—	4,175	
第８回第四種優先株式	4,175	—	—	4,175	
第９回第四種優先株式	4,175	—	—	4,175	
第10回第四種優先株式	4,175	—	—	4,175	
第11回第四種優先株式	4,175	—	—	4,175	
第12回第四種優先株式	4,175	—	—	4,175	
第１回第六種優先株式	70,001	—	—	70,001	
合計	8,374,273.77	309,481	635,000	8,048,754.77	
自己株式					
普通株式	6,307.15	109,907.81	77.62	116,137.34	(注) 5
第一種優先株式	—	35,000	35,000	—	(注) 2
第二種優先株式	—	100,000	100,000	—	(注) 3
第三種優先株式	—	500,000	500,000	—	(注) 4
合計	6,307.15	744,907.81	635,077.62	116,137.34	

(注) 1　普通株式の発行済株式総数の増加309,481株は、第三種優先株式に係る取得請求権の行使による増加60,466株、SMBCフレンド証券株式会社の完全子会社化に係る株式交換による普通株式の増加249,015株であります。
2　第一種優先株式の自己株式の増加35,000株は、平成18年５月17日に、定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得によるものであります。また、第一種優先株式の発行済株式総数の減少35,000株及び自己株式の減少35,000株は、平成18年５月17日に、自己株式の消却を実施したことによるものであります。
3　第二種優先株式の自己株式の増加100,000株は、平成18年５月17日及び同年９月６日に、定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得によるものであります。また、第二種優先株式の発行済株式総数の減少100,000株及び自己株式の減少100,000株は、平成18年５月17日及び同年９月６日に、自己株式の消却を実施したことによるものであります。
4　第三種優先株式の自己株式の増加500,000株は、平成18年９月29日に、定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得450,000株及び第三種優先株式に係る取得請求権の行使に伴い実施した自己株式の取得50,000株によるものであります。また、第三種優先株式の発行済株式総数の減少500,000株及び自己株式の減少500,000株は、平成18年９月29日に、自己株式の消却を実施したことによるものであります。
5　普通株式の自己株式の増加109,907.81株は、端株の買取りによる増加702.81株、SMBCフレンド証券株式会社の完全子会社化に係る株式交換により連結子会社及び持分法適用関連会社が保有している三井住友フィナンシャルグループ株式109,205株であります。また、普通株式の自己株式の減少77.62株は、端株の売渡し及びストック・オプションの権利行使によるものであります。

2　新株予約権に関する事項

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数(株)				当中間連結会計期間末残高(百万円)	摘要
			前連結会計年度末	当中間連結会計期間		当中間連結会計期間末		
				増加	減少			
当社	ストック・オプションとしての新株予約権	―	―	―	―	―	―	
連結子会社	―	―					4	
合計							4	

3　配当に関する事項

決議	株式の種類	配当金の総額（百万円）	1株当たりの金額(円)	基準日	効力発生日
平成18年6月29日定時株主総会	普通株式	22,253	3,000	平成18年3月31日	平成18年6月29日
	第一種優先株式	367	10,500	平成18年3月31日	平成18年6月29日
	第二種優先株式	2,850	28,500	平成18年3月31日	平成18年6月29日
	第三種優先株式	9,521	13,700	平成18年3月31日	平成18年6月29日
	第1回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第2回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第3回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第4回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第5回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第6回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第7回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第8回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第9回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第10回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第11回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第12回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第1回第六種優先株式	6,195	88,500	平成18年3月31日	平成18年6月29日

Ⅱ　当中間連結会計期間(自　平成19年４月１日　至　平成19年９月30日)

１　発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前連結会計年度末株式数(株)	当中間連結会計期間増加株式数(株)	当中間連結会計期間減少株式数(株)	当中間連結会計期間末株式数(株)	摘要
発行済株式					
普通株式	7,733,653.77	―	―	7,733,653.77	
第１回第四種優先株式	4,175	―	―	4,175	
第２回第四種優先株式	4,175	―	―	4,175	
第３回第四種優先株式	4,175	―	―	4,175	
第４回第四種優先株式	4,175	―	―	4,175	
第５回第四種優先株式	4,175	―	―	4,175	
第６回第四種優先株式	4,175	―	―	4,175	
第７回第四種優先株式	4,175	―	―	4,175	
第８回第四種優先株式	4,175	―	―	4,175	
第９回第四種優先株式	4,175	―	―	4,175	
第10回第四種優先株式	4,175	―	―	4,175	
第11回第四種優先株式	4,175	―	―	4,175	
第12回第四種優先株式	4,175	―	―	4,175	
第１回第六種優先株式	70,001	―	―	70,001	
合計	7,853,754.77	―	―	7,853,754.77	
自己株式					
普通株式	168,630.95	583.58	424.62	168,789.91	(注)
合計	168,630.95	583.58	424.62	168,789.91	

(注)　普通株式の自己株式の増加583.58株は、端株の買取りによる増加であります。また、普通株式の自己株式の減少424.62株は、端株の売渡し及びストック・オプションの権利行使による減少130.62株並びに連結子会社が保有していた三井住友フィナンシャルグループ株式の売却による減少294株によるものであります。

２　新株予約権に関する事項

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数(株)				当中間連結会計期間末残高(百万円)	摘要
			前連結会計年度末	当中間連結会計期間		当中間連結会計期間末		
				増加	減少			
当社	ストック・オプションとしての新株予約権	―	―	―	―	―	―	
連結子会社	―	―					27	
合計							27	

3　配当に関する事項

(1) 当中間連結会計期間中の配当金支払額

決議	株式の種類	配当金の総額（百万円）	1株当たりの金額(円)	基準日	効力発生日
平成19年6月28日定時株主総会	普通株式	53,660	7,000	平成19年3月31日	平成19年6月28日
	第1回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第2回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第3回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第4回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第5回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第6回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第7回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第8回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第9回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第10回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第11回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第12回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第1回第六種優先株式	6,195	88,500	平成19年3月31日	平成19年6月28日

(2) 基準日が当中間連結会計期間に属する配当のうち、配当の効力発生日が当中間連結会計期間の末日後となるもの

決議	株式の種類	配当金の総額（百万円）	配当の原資	1株当たりの金額(円)	基準日	効力発生日
平成19年11月19日取締役会	普通株式	38,326	利益剰余金	5,000	平成19年9月30日	平成19年12月7日
	第1回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第2回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第3回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第4回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第5回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第6回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第7回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第8回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第9回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第10回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第11回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第12回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第1回第六種優先株式	3,097	利益剰余金	44,250	平成19年9月30日	平成19年12月7日

Ⅲ　前連結会計年度(自　平成18年４月１日　至　平成19年３月31日)

1　発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前連結会計年度末株式数(株)	当連結会計年度増加株式数(株)	当連結会計年度減少株式数(株)	当連結会計年度末株式数(株)	摘要
発行済株式					
普通株式	7,424,172.77	309,481	―	7,733,653.77	(注)1
第一種優先株式	35,000	―	35,000	―	(注)2
第二種優先株式	100,000	―	100,000	―	(注)3
第三種優先株式	695,000	―	695,000	―	(注)4
第１回第四種優先株式	4,175	―	―	4,175	
第２回第四種優先株式	4,175	―	―	4,175	
第３回第四種優先株式	4,175	―	―	4,175	
第４回第四種優先株式	4,175	―	―	4,175	
第５回第四種優先株式	4,175	―	―	4,175	
第６回第四種優先株式	4,175	―	―	4,175	
第７回第四種優先株式	4,175	―	―	4,175	
第８回第四種優先株式	4,175	―	―	4,175	
第９回第四種優先株式	4,175	―	―	4,175	
第10回第四種優先株式	4,175	―	―	4,175	
第11回第四種優先株式	4,175	―	―	4,175	
第12回第四種優先株式	4,175	―	―	4,175	
第１回第六種優先株式	70,001	―	―	70,001	
合計	8,374,273.77	309,481	830,000	7,853,754.77	
自己株式					
普通株式	6,307.15	170,936.41	8,612.61	168,630.95	(注)5
第一種優先株式	―	35,000	35,000	―	(注)2
第二種優先株式	―	100,000	100,000	―	(注)3
第三種優先株式	―	695,000	695,000	―	(注)4
合計	6,307.15	1,000,936.41	838,612.61	168,630.95	

(注) 1　普通株式の発行済株式総数の増加309,481株は、平成18年９月１日のSMBCフレンド証券株式会社の完全子会社化に係る株式交換による増加249,015株及び同年９月29日の第三種優先株式に係る取得請求権の行使による増加60,466株であります。

2　第一種優先株式の自己株式の増加35,000株は、平成18年５月17日に、平成17年６月29日の定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得によるものであります。

また、第一種優先株式の発行済株式総数の減少35,000株及び自己株式の減少35,000株は、平成18年５月17日に、自己株式の消却を実施したことによるものであります。

3　第二種優先株式の自己株式の増加100,000株は、平成18年５月17日及び同年９月６日に、平成17年６月29日及び平成18年６月29日の定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得によるものであります。

また、第二種優先株式の発行済株式総数の減少100,000株及び自己株式の減少100,000株は、平成18年５月17日及び同年９月６日に、自己株式の消却を実施したことによるものであります。

4　第三種優先株式の自己株式の増加695,000株は、平成18年９月29日及び同年10月11日に、同年６月29日の定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得645,000株及び同年９月29日に第三種優先株式に係る取得請求権の行使に伴い実施した自己株式の取得50,000株によるものであります。

また、第三種優先株式の発行済株式総数の減少695,000株及び自己株式の減少695,000株は、平成18年９月29日及び同年10月11日に、自己株式の消却を実施したことによるものであります。

5　普通株式の自己株式の増加170,936.41株は、平成18年10月17日に、同年６月29日の定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得60,466株及び端株の買取りによる増加1,265.41株並びにSMBCフレンド証券株式会社の完全子会社化に係る株式交換により連結子会社及び持分法適用関連会社が保有した三井住友フィナンシャルグループ株式109,205株であります。

また、普通株式の自己株式の減少8,612.61株は、端株の売渡し及びストック・オプションの権利行使による減少182.61株並びに連結子会社及び持分法適用関連会社が保有していた三井住友フィナンシャルグループ株式の売却による減少8,430株によるものであります。

2　新株予約権に関する事項

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数(株)				当連結会計年度末残高(百万円)	摘要
			前連結会計年度末	当連結会計年度		当連結会計年度末		
				増加	減少			
当社	ストック・オプションとしての新株予約権	―	―	―	―	―	―	
連結子会社	―	―					14	
合計							14	

3　配当に関する事項

(1) 当連結会計年度中の配当金支払額

決議	株式の種類	配当金の総額(百万円)	1株当たりの金額(円)	基準日	効力発生日
平成18年６月29日定時株主総会	普通株式	22,253	3,000	平成18年３月31日	平成18年６月29日
	第一種優先株式	367	10,500	平成18年３月31日	平成18年６月29日
	第二種優先株式	2,850	28,500	平成18年３月31日	平成18年６月29日
	第三種優先株式	9,521	13,700	平成18年３月31日	平成18年６月29日
	第１回第四種優先株式	563	135,000	平成18年３月31日	平成18年６月29日
	第２回第四種優先株式	563	135,000	平成18年３月31日	平成18年６月29日
	第３回第四種優先株式	563	135,000	平成18年３月31日	平成18年６月29日
	第４回第四種優先株式	563	135,000	平成18年３月31日	平成18年６月29日
	第５回第四種優先株式	563	135,000	平成18年３月31日	平成18年６月29日
	第６回第四種優先株式	563	135,000	平成18年３月31日	平成18年６月29日
	第７回第四種優先株式	563	135,000	平成18年３月31日	平成18年６月29日
	第８回第四種優先株式	563	135,000	平成18年３月31日	平成18年６月29日
	第９回第四種優先株式	563	135,000	平成18年３月31日	平成18年６月29日
	第10回第四種優先株式	563	135,000	平成18年３月31日	平成18年６月29日
	第11回第四種優先株式	563	135,000	平成18年３月31日	平成18年６月29日
	第12回第四種優先株式	563	135,000	平成18年３月31日	平成18年６月29日
	第１回第六種優先株式	6,195	88,500	平成18年３月31日	平成18年６月29日

(2) 基準日が当連結会計年度に属する配当のうち、配当の効力発生日が翌連結会計年度となるもの

決議	株式の種類	配当金の総額(百万円)	配当の原資	1株当たりの金額(円)	基準日	効力発生日
平成19年6月28日定時株主総会	普通株式	53,660	利益剰余金	7,000	平成19年3月31日	平成19年6月28日
	第1回第四種優先株式	563	利益剰余金	135,000	平成19年3月31日	平成19年6月28日
	第2回第四種優先株式	563	利益剰余金	135,000	平成19年3月31日	平成19年6月28日
	第3回第四種優先株式	563	利益剰余金	135,000	平成19年3月31日	平成19年6月28日
	第4回第四種優先株式	563	利益剰余金	135,000	平成19年3月31日	平成19年6月28日
	第5回第四種優先株式	563	利益剰余金	135,000	平成19年3月31日	平成19年6月28日
	第6回第四種優先株式	563	利益剰余金	135,000	平成19年3月31日	平成19年6月28日
	第7回第四種優先株式	563	利益剰余金	135,000	平成19年3月31日	平成19年6月28日
	第8回第四種優先株式	563	利益剰余金	135,000	平成19年3月31日	平成19年6月28日
	第9回第四種優先株式	563	利益剰余金	135,000	平成19年3月31日	平成19年6月28日
	第10回第四種優先株式	563	利益剰余金	135,000	平成19年3月31日	平成19年6月28日
	第11回第四種優先株式	563	利益剰余金	135,000	平成19年3月31日	平成19年6月28日
	第12回第四種優先株式	563	利益剰余金	135,000	平成19年3月31日	平成19年6月28日
	第1回第六種優先株式	6,195	利益剰余金	88,500	平成19年3月31日	平成19年6月28日

(中間連結キャッシュ・フロー計算書関係)

前中間連結会計期間 (自　平成18年４月１日 至　平成18年９月30日)	当中間連結会計期間 (自　平成19年４月１日 至　平成19年９月30日)	前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)
※１　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 (金額単位　百万円) 平成18年９月30日現在 現金預け金勘定　4,010,986 有利息預け金　△1,532,202 現金及び現金同等物　2,478,784 ２　重要な非資金取引の内容 SMBCフレンド証券株式会社を完全子会社とする株式交換を行い、当社普通株式を交付したことから、資本剰余金が221,365百万円増加しております。	※１　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 (金額単位　百万円) 平成19年９月30日現在 現金預け金勘定　5,944,160 有利息預け金　△3,491,711 現金及び現金同等物　2,452,448 ２　重要な非資金取引の内容 議決権の所有割合の増加により新たに連結子会社となった株式会社クオーク他２社の資産及び負債の主な内訳は以下のとおりであります。 (金額単位　百万円) 資産　1,504,288 (うちその他資産　548,428 支払承諾見返　891,593) 負債　1,471,831 (うち借用金　436,628 支払承諾　891,593)	※１　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 (金額単位　百万円) 平成19年３月31日現在 現金預け金勘定　4,036,856 有利息預け金　△2,109,831 現金及び現金同等物　1,927,024 ２　重要な非資金取引の内容 SMBCフレンド証券株式会社を完全子会社とする株式交換を行い、当社普通株式を交付したことから、資本剰余金が221,365百万円増加しております。

（リース取引関係）

前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額 取得価額相当額 動産　10,528百万円 その他　278百万円 合計　10,806百万円 減価償却累計額相当額 動産　3,775百万円 その他　172百万円 合計　3,948百万円 中間連結会計期間末残高相当額 動産　6,752百万円 その他　105百万円 合計　6,858百万円 ・未経過リース料中間連結会計期間末残高相当額 １年内　2,679百万円 １年超　4,292百万円 合計　6,971百万円 ・支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　1,256百万円 減価償却費相当額　1,166百万円 支払利息相当額　106百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。	１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額 取得価額相当額 動産　12,941百万円 その他　664百万円 合計　13,605百万円 減価償却累計額相当額 動産　5,647百万円 その他　440百万円 合計　6,088百万円 中間連結会計期間末残高相当額 動産　7,293百万円 その他　224百万円 合計　7,517百万円 ・未経過リース料中間連結会計期間末残高相当額 １年内　3,431百万円 １年超　4,215百万円 合計　7,646百万円 ・支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　1,755百万円 減価償却費相当額　1,677百万円 支払利息相当額　82百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。	１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額 取得価額相当額 動産　11,843百万円 その他　721百万円 合計　12,564百万円 減価償却累計額相当額 動産　5,188百万円 その他　423百万円 合計　5,612百万円 年度末残高相当額 動産　6,654百万円 その他　298百万円 合計　6,952百万円 ・未経過リース料年度末残高相当額 １年内　3,006百万円 １年超　4,205百万円 合計　7,212百万円 ・支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　3,046百万円 減価償却費相当額　2,690百万円 支払利息相当額　179百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

前中間連結会計期間 (自　平成18年４月１日 至　平成18年９月30日)	当中間連結会計期間 (自　平成19年４月１日 至　平成19年９月30日)	前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)
(2) 貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び中間連結会計期間末残高	(2) 貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び中間連結会計期間末残高	(2) 貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び年度末残高
取得価額 動産　1,825,326百万円 その他　679,721百万円 合計　2,505,048百万円	取得価額 動産　1,792,478百万円 その他　698,312百万円 合計　2,490,791百万円	取得価額 動産　1,812,599百万円 その他　692,551百万円 合計　2,505,150百万円
減価償却累計額 動産　1,186,645百万円 その他　378,023百万円 合計　1,564,668百万円	減価償却累計額 動産　1,187,591百万円 その他　391,384百万円 合計　1,578,975百万円	減価償却累計額 動産　1,186,663百万円 その他　384,134百万円 合計　1,570,797百万円
中間連結会計期間末残高 動産　638,681百万円 その他　301,698百万円 合計　940,379百万円	中間連結会計期間末残高 動産　604,886百万円 その他　306,928百万円 合計　911,815百万円	年度末残高 動産　625,936百万円 その他　308,416百万円 合計　934,353百万円
・未経過リース料中間連結会計期間末残高相当額 １年内　305,531百万円 １年超　649,941百万円 合計　955,472百万円	・未経過リース料中間連結会計期間末残高相当額 １年内　299,404百万円 １年超　616,676百万円 合計　916,081百万円	・未経過リース料年度末残高相当額 １年内　307,152百万円 １年超　629,981百万円 合計　937,133百万円
このうち転貸リースに係る貸手側の未経過リース料中間連結会計期間末残高相当額は4,577百万円(うち１年以内1,785百万円)であります。なお借手側の未経過リース料中間連結会計期間末残高相当額は概ね同額であり、上記の(1)借手側の未経過リース料中間連結会計期間末残高相当額に含まれております。	このうち転貸リースに係る貸手側の未経過リース料中間連結会計期間末残高相当額は5,351百万円(うち１年以内2,673百万円)であります。なお借手側の未経過リース料中間連結会計期間末残高相当額は概ね同額であり、上記の(1)借手側の未経過リース料中間連結会計期間末残高相当額に含まれております。	このうち転貸リースに係る貸手側の未経過リース料年度末残高相当額は5,057百万円(うち１年以内2,214百万円)であります。なお借手側の未経過リース料年度末残高相当額は概ね同額であり、上記の(1)借手側の未経過リース料年度末残高相当額に含まれております。
・受取リース料、減価償却費及び受取利息相当額 受取リース料　202,388百万円 減価償却費　162,851百万円 受取利息相当額　27,193百万円	・受取リース料、減価償却費及び受取利息相当額 受取リース料　199,622百万円 減価償却費　163,515百万円 受取利息相当額　25,759百万円	・受取リース料、減価償却費及び受取利息相当額 受取リース料　403,316百万円 減価償却費　324,614百万円 受取利息相当額　52,856百万円
・利息相当額の算定方法 リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。	・利息相当額の算定方法 リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。	・利息相当額の算定方法 リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。
２　オペレーティング・リース取引 (1) 借手側 ・未経過リース料 １年内　19,046百万円 １年超　83,714百万円 合計　102,760百万円	２　オペレーティング・リース取引 (1) 借手側 ・未経過リース料 １年内　13,688百万円 １年超　50,951百万円 合計　64,639百万円	２　オペレーティング・リース取引 (1) 借手側 ・未経過リース料 １年内　14,164百万円 １年超　55,124百万円 合計　69,288百万円
(2) 貸手側 ・未経過リース料 １年内　14,873百万円 １年超　38,086百万円 合計　52,960百万円	(2) 貸手側 ・未経過リース料 １年内　24,179百万円 １年超　87,766百万円 合計　111,946百万円	(2) 貸手側 ・未経過リース料 １年内　18,861百万円 １年超　53,625百万円 合計　72,487百万円
なお、上記１、２に記載した貸手側の未経過リース料のうち51,157百万円を借用金等の担保に提供しております。	なお、上記１、２に記載した貸手側の未経過リース料のうち40,396百万円を借用金等の担保に提供しております。	なお、上記１、２に記載した貸手側の未経過リース料のうち47,816百万円を借用金等の担保に提供しております。

(有価証券関係)

※1　中間連結貸借対照表の「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めて記載しております。

※2　「子会社株式及び関連会社株式で時価のあるもの」については、中間財務諸表における注記事項として記載しております。

Ⅰ　前中間連結会計期間

1　満期保有目的の債券で時価のあるもの(平成18年9月30日現在)

	中間連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)
国債	749,983	740,068	△9,915
地方債	96,997	94,594	△2,403
社債	379,928	375,829	△4,099
その他	9,917	10,139	222
合計	1,236,826	1,220,630	△16,195

(注)　時価は、当中間連結会計期間末日における市場価格等に基づいております。

2　その他有価証券で時価のあるもの(平成18年9月30日現在)

	取得原価(百万円)	中間連結貸借対照表計上額(百万円)	評価差額(百万円)
株式	1,970,424	3,569,347	1,598,922
債券	9,328,374	9,152,122	△176,252
国債	7,874,690	7,719,254	△155,436
地方債	512,392	501,778	△10,613
社債	941,292	931,089	△10,202
その他	4,175,904	4,141,168	△34,736
合計	15,474,703	16,862,637	1,387,933

(注) 1　中間連結貸借対照表計上額は、株式については主として当中間連結会計期間末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。

2　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理(以下、「減損処理」という。)しております。当中間連結会計期間におけるこの減損処理額は1,247百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先　　時価が取得原価に比べて下落
要注意先　　時価が取得原価に比べて30%以上下落
正常先　　時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

3　時価評価されていない有価証券の主な内容及び中間連結貸借対照表計上額(平成18年９月30日現在)

	金額(百万円)
満期保有目的の債券	
非上場外国証券	26
その他	8,267
その他有価証券	
非上場株式(店頭売買株式を除く)	421,099
非上場債券	2,729,834
非上場外国証券	475,506
その他	409,421

Ⅱ　当中間連結会計期間

1　満期保有目的の債券で時価のあるもの(平成19年９月30日現在)

	中間連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)
国債	629,520	624,234	△5,285
地方債	97,206	95,885	△1,321
社債	386,456	383,881	△2,575
その他	5,630	5,633	2
合計	1,118,814	1,109,634	△9,179

(注)　時価は、当中間連結会計期間末日における市場価格等に基づいております。

2　その他有価証券で時価のあるもの(平成19年９月30日現在)

	取得原価(百万円)	中間連結貸借対照表計上額(百万円)	評価差額(百万円)
株式	1,954,559	3,683,628	1,729,068
債券	7,907,468	7,744,228	△163,239
国債	6,742,468	6,592,972	△149,495
地方債	437,521	430,861	△6,659
社債	727,478	720,394	△7,083
その他	3,731,231	3,690,266	△40,964
合計	13,593,259	15,118,124	1,524,864

(注) 1　中間連結貸借対照表計上額は、株式については主として当中間連結会計期間末前１カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。

2　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理(以下、「減損処理」という。)しております。当中間連結会計期間におけるこの減損処理額は69,485百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

3　時価評価されていない有価証券の主な内容及び中間連結貸借対照表計上額(平成19年９月30日現在)

	金額(百万円)
満期保有目的の債券	
非上場外国証券	17
その他	1,236
その他有価証券	
非上場株式(店頭売買株式を除く)	396,824
非上場債券	2,715,372
非上場外国証券	694,951
その他	628,856

Ⅲ　前連結会計年度

1　売買目的有価証券(平成19年3月31日現在)

	連結貸借対照表計上額(百万円)	当連結会計年度の損益に含まれた評価差額(百万円)
売買目的有価証券	1,149,952	438

2　満期保有目的の債券で時価のあるもの(平成19年3月31日現在)

	連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)	うち益(百万円)	うち損(百万円)
国債	629,762	621,717	△8,045	20	8,065
地方債	97,102	95,307	△1,794	―	1,794
社債	380,142	376,735	△3,406	―	3,406
その他	5,445	5,626	180	180	―
合計	1,112,452	1,099,387	△13,065	200	13,266

(注) 1　時価は、当連結会計年度末日における市場価格等に基づいております。

2　「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3　その他有価証券で時価のあるもの(平成19年3月31日現在)

	取得原価(百万円)	連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
株式	1,953,767	3,926,414	1,972,647	1,987,337	14,689
債券	8,481,507	8,324,140	△157,367	1,805	159,173
国債	7,150,792	7,010,306	△140,485	1,182	141,668
地方債	482,555	474,001	△8,554	119	8,674
社債	848,158	839,831	△8,327	503	8,830
その他	2,754,061	2,763,949	9,888	42,977	33,089
合計	13,189,336	15,014,504	1,825,168	2,032,120	206,952

(注) 1　連結貸借対照表計上額は、株式については主として当連結会計年度末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。

2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

3　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理(以下、「減損処理」という。)しております。当連結会計年度におけるこの減損処理額は7,296百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先　　時価が取得原価に比べて下落
要注意先　　時価が取得原価に比べて30%以上下落
正常先　　時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4　当連結会計年度中に売却した満期保有目的の債券

該当ありません。

5　当連結会計年度中に売却したその他有価証券(自　平成18年4月1日　至　平成19年3月31日)

	売却額(百万円)	売却益の合計額(百万円)	売却損の合計額(百万円)
その他有価証券	21,543,637	87,911	141,143

6　時価評価されていない有価証券の主な内容及び連結貸借対照表計上額(平成19年3月31日現在)

	金額(百万円)
満期保有目的の債券	
非上場外国証券	17
その他	5,422
その他有価証券	
非上場株式(店頭売買株式を除く)	402,141
非上場債券	2,846,521
非上場外国証券	595,286
その他	476,942

7　保有目的を変更した有価証券

該当ありません。

8　その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額(平成19年3月31日現在)

	1年以内(百万円)	1年超5年以内(百万円)	5年超10年以内(百万円)	10年超(百万円)
債券	3,564,060	4,284,559	2,346,081	2,082,953
国債	2,824,945	1,872,346	956,640	1,986,136
地方債	101,824	161,564	307,293	421
社債	637,290	2,250,648	1,082,146	96,396
その他	665,251	495,728	701,134	956,785
合計	4,229,311	4,780,288	3,047,215	3,039,739

（金銭の信託関係）

Ⅰ　前中間連結会計期間

1　満期保有目的の金銭の信託

該当ありません。

2　その他の金銭の信託（運用目的及び満期保有目的以外の金銭の信託）（平成18年９月30日現在）

	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	評価差額（百万円）
その他の金銭の信託	2,602	2,820	217

（注）　中間連結貸借対照表計上額は、当中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。

Ⅱ　当中間連結会計期間

1　満期保有目的の金銭の信託

該当ありません。

2　その他の金銭の信託（運用目的及び満期保有目的以外の金銭の信託）（平成19年９月30日現在）

	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	評価差額（百万円）
その他の金銭の信託	2,549	2,627	78

（注）　中間連結貸借対照表計上額は、当中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。

Ⅲ　前連結会計年度

1　運用目的の金銭の信託

該当ありません。

2　満期保有目的の金銭の信託

該当ありません。

3　その他の金銭の信託（運用目的及び満期保有目的以外の金銭の信託）（平成19年３月31日現在）

	取得原価（百万円）	連結貸借対照表計上額（百万円）	評価差額（百万円）	うち益（百万円）	うち損（百万円）
その他の金銭の信託	2,602	2,924	322	322	―

（注）1　連結貸借対照表計上額は、当連結会計年度末日における市場価格等に基づく時価により計上したものであります。

2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

(その他有価証券評価差額金)

Ⅰ　前中間連結会計期間

○その他有価証券評価差額金(平成18年９月30日現在)

中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額(百万円)
評価差額	1,388,146
その他有価証券	1,387,928
その他の金銭の信託	217
(△)繰延税金負債	563,620
その他有価証券評価差額金(持分相当額調整前)	824,525
(△)少数株主持分相当額	7,123
(+)持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	5,811
その他有価証券評価差額金	823,213

(注)　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

Ⅱ　当中間連結会計期間

○その他有価証券評価差額金(平成19年９月30日現在)

中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額(百万円)
評価差額	1,525,150
その他有価証券	1,525,072
その他の金銭の信託	78
(△)繰延税金負債	461,506
その他有価証券評価差額金(持分相当額調整前)	1,063,644
(△)少数株主持分相当額	6,982
(+)持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	9,213
その他有価証券評価差額金	1,065,875

(注)　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

Ⅲ　前連結会計年度

○その他有価証券評価差額金(平成19年３月31日現在)

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額(百万円)
評価差額	1,825,564
その他有価証券	1,825,242
その他の金銭の信託	322
(△)繰延税金負債	567,845
その他有価証券評価差額金(持分相当額調整前)	1,257,719
(△)少数株主持分相当額	8,589
(＋)持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	13,004
その他有価証券評価差額金	1,262,135

(注)　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

（デリバティブ取引関係）

Ⅰ　前中間連結会計期間

(1) 金利関連取引（平成18年９月30日現在）

区分	種類	契約額等（百万円）	時価（百万円）	評価損益（百万円）
取引所	金利先物	104,551,884	△951	△951
店頭	金利先渡契約	10,103,047	△516	△516
	金利スワップ	430,354,032	95,199	95,199
	金利スワップション	5,418,113	23,650	23,650
	キャップ	24,281,152	△23,902	△23,902
	フロアー	4,672,579	1,316	1,316
	その他	4,316,614	22,838	22,838
	合計	―	117,634	117,634

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。

なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は△183百万円（損失）であります。

(2) 通貨関連取引（平成18年９月30日現在）

区分	種類	契約額等（百万円）	時価（百万円）	評価損益（百万円）
店頭	通貨スワップ	20,049,596	90,413	45,307
	通貨スワップション	2,100,318	8,382	8,382
	為替予約	48,858,917	△54,204	△54,204
	通貨オプション	7,624,342	△61,336	△61,336
	合計	―	△16,745	△61,851

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。

なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの、又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。

また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は74百万円（利益）であります。

(3) 株式関連取引(平成18年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物	90,675	△20	△20
店頭	有価証券店頭オプション	183,359	0	0
	合計	―	△20	△20

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引(平成18年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物	1,861,839	△542	△542
店頭	債券先渡契約	68,993	1,693	1,693
	債券店頭オプション	104,000	△12	△12
	合計	―	1,137	1,137

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引(平成18年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	商品先物	14,496	△268	△268
店頭	商品スワップ	560,099	90,463	90,463
	商品オプション	43,822	5,768	5,768
	合計	―	95,963	95,963

(注) 1 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引(平成18年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション	1,321,566	1,118	1,118
	その他	175	△0	△0
	合計	―	1,117	1,117

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

Ⅱ　当中間連結会計期間

(1) 金利関連取引(平成19年９月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	金利先物	119,270,426	2,088	2,088
	金利オプション	111,548	0	0
店頭	金利先渡契約	4,584,433	△17	△17
	金利スワップ	434,857,771	84,028	84,028
	金利スワップション	8,237,708	19,422	19,422
	キャップ	45,458,961	△13,767	△13,767
	フロアー	6,222,614	△1,335	△1,335
	その他	7,231,835	22,013	22,013
	合計	―	112,433	112,433

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(2) 通貨関連取引(平成19年９月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	22,172,586	43,571	106,074
	通貨スワップション	1,571,635	9,699	9,699
	為替予約	58,249,263	△131,622	△131,622
	通貨オプション	11,459,954	△48,197	△48,197
	合計	―	△126,549	△64,046

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの、又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。

(3) 株式関連取引(平成19年９月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物	164,235	△2,024	△2,024
店頭	有価証券店頭オプション	517,185	0	0
	合計	―	△2,024	△2,024

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引(平成19年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物	3,717,113	7	7
	債券先物オプション	10,000	27	27
店頭	債券先渡契約	69,716	1,731	1,731
	合計	―	1,766	1,766

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引(平成19年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	商品先物	430	43	43
店頭	商品スワップ	556,848	83,587	83,587
	商品オプション	49,973	5,147	5,147
	合計	―	88,777	88,777

(注) 1 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 商品は燃料及び金属等に係るものであります。

(6) クレジットデリバティブ取引(平成19年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション	3,294,459	1,257	1,257
	その他	85	0	0
	合計	―	1,257	1,257

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

Ⅲ　前連結会計年度(自　平成18年４月１日　至　平成19年３月31日)

1　取引の状況に関する事項

(1) 取引の内容

当社グループで取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

(2) 取引の利用目的、取組方針

当社グループでは、お客さまのヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。

金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外拠点に設置されたトレーディング担当部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。

株式会社三井住友銀行における預貸金等の銀行業務に付随して発生する市場リスクの調整については、同経営会議等で審議された方針に基づき、ALM担当部署がALMオペレーションとしてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しており、ヘッジ会計の方法としては繰延ヘッジ又は時価ヘッジを適用しております。

小口多数の金銭債権債務に対する金利リスクに係る包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に定められた要件を満たす繰延ヘッジを適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。また、その他有価証券のうちALM目的で保有する債券の相場変動を相殺する個別ヘッジについては時価ヘッジを適用しており、当該個別ヘッジに係る有効性の評価をしております。

異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替リスクに係る包括ヘッジについては、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号)に定められた要件に従い、ヘッジ手段である通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認の上、繰延ヘッジを適用しております。

連結子会社のトレーディング担当部署及びALM担当部署以外におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

(3) 取引に係るリスクの内容

デリバティブ取引に係る主要なリスクとしては、市場の相場変動により保有するポートフォリオの価値が変動し損失が発生する「市場リスク」、取引相手の財務状態の悪化により契約が履行されなくなり損失を被る「信用リスク」、市場の流動性の低下により適正な価格で希望する量の取引が困難となる「市場流動性リスク」等があります。

特にデリバティブ取引には、リスク内容が複雑な取引、僅かな当初資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められております。

(4) 取引に係るリスクの管理体制

当社では、グループ全体のリスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正なレベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指しております。実効性のあるリスク管理の実現のため、「グループ全体のリスク管理の基本方針」については経営会議にて決定、取締役会の承認を得る体制としています。また、グループ各社は同基本方針に基づき、適切なリスク管理体制の整備を図っています。主要連結子会社においては各リスク管理担当部署を業務担当部署から独立させる等、業務への十分な牽制が働くよう配慮しているほか、独立した監査担当部署が、業務の運営及びリスク管理の状況について監査を実施する体制としています。なお、デリバティブ取引を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、リスク量並びに損益について厳正なチェック機能が働く体制としております。

市場リスクには金利リスク、為替リスク等の種類がありますが、当社では高度な統計的手法を用いたVaR(バリュー・アット・リスク)により、予想される最大損失額を把握して統合的に管理しております。当社ではVaRの計測にヒストリカル・シミュレーション法を使用しております。

主要連結子会社の市場部門で保有する市場リスクの総量枠については、自己資本等の経営体力をもとに保守的に設定しています。また、政策投資株式に係る株価変動リスク等、主要連結子会社の市場部門以外が保有する市場リスクについてもVaRを計測し、適切なモニタリングが行われる体制としております。

信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しています。相手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を締結する等、信用リスクを抑制する運営も行っております。

また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守状況、市場動向等をモニタリングする体制としております。

2　取引の時価等に関する事項

（1） 金利関連取引（平成19年３月31日現在）

区分	種類	契約額等（百万円）	契約額等のうち１年超のもの（百万円）	時価（百万円）	評価損益（百万円）
取引所	金利先物				
	売建	60,107,669	3,490,131	4,557	4,557
	買建	58,921,496	3,573,504	△3,229	△3,229
	金利オプション				
	売建	118,090	—	△20	△20
	買建	—	—	—	—
店頭	金利先渡契約				
	売建	400,000	—	278	278
	買建	11,162,242	125,008	△35	△35
	金利スワップ	445,985,618	333,381,100	57,891	57,891
	受取固定・支払変動	213,209,584	162,321,475	△292,629	△292,629
	受取変動・支払固定	212,837,074	156,710,751	342,402	342,402
	受取変動・支払変動	19,815,084	14,229,818	13,821	13,821
	金利スワップション				
	売建	3,163,737	1,550,186	△40,755	△40,755
	買建	3,380,799	2,002,072	61,695	61,695
	キャップ				
	売建	21,500,368	14,937,062	△27,574	△27,574
	買建	12,022,208	8,260,827	16,947	16,947
	フロアー				
	売建	842,962	709,538	△2,931	△2,931
	買建	3,569,523	2,042,491	1,342	1,342
	その他				
	売建	1,950,131	1,368,826	△11,465	△11,465
	買建	4,049,334	2,440,410	27,040	27,040
	合計	—	—	83,740	83,740

（注） 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2　時価の算定

取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(2) 通貨関連取引(平成19年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	20,642,376	12,660,922	42,405	55,918
	通貨スワップション				
	売建	866,633	863,798	3,489	3,487
	買建	896,229	890,206	4,146	4,149
	為替予約	61,066,579	5,056,679	△104,438	△104,438
	通貨オプション				
	売建	4,501,193	2,381,131	△159,703	△159,703
	買建	4,344,112	2,195,492	98,237	98,237
	合計	―	―	△115,862	△102,349

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの、又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
2　時価の算定
割引現在価値やオプション価格計算モデルにより算定しております。

(3) 株式関連取引(平成19年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物				
	売建	13,146	―	△150	△150
	買建	19,646	―	403	403
店頭	有価証券店頭オプション				
	売建	17,000	17,000	587	587
	買建	252,092	105,043	△587	△587
	合計	―	―	252	252

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2　時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、オプション価格計算モデルにより算定しております。

(4) 債券関連取引(平成19年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物				
	売建	667,769	―	1,895	1,895
	買建	655,089	―	△1,680	△1,680
店頭	債券先渡契約				
	売建	―	―	―	―
	買建	69,970	65,498	1,575	1,575
	合計	―	―	1,791	1,791

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2　時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(5) 商品関連取引(平成19年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	商品先物				
	売建	237	―	△3	△3
	買建	359	―	6	6
	商品先物オプション				
	売建	949	―	△43	△43
	買建	949	―	43	43
店頭	商品スワップ				
	固定価格受取・変動価格支払	359,881	311,948	△69,212	△69,212
	変動価格受取・固定価格支払	259,581	209,132	157,000	157,000
	固定価格受取・固定価格支払	17,821	―	29	29
	商品オプション				
	売建	7,624	7,058	△945	△945
	買建	38,356	30,957	6,304	6,304
	合計	―	―	93,180	93,180

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2　時価の算定
取引所取引につきましては、ニューヨーク・マーカンタイル取引所等における最終の価格によっております。店頭取引につきましては、取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3　商品は燃料及び金属等に係るものであります。

(6) クレジットデリバティブ取引(平成19年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション				
	売建	1,322,651	1,295,611	2,628	2,628
	買建	1,514,279	1,509,279	△1,816	△1,816
	その他				
	売建	40	―	△3	△3
	買建	40	―	3	3
	合計	―	―	812	812

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 時価の算定
割引現在価値やオプション価格計算モデルにより算定しております。
3 「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

（ストック・オプション等関係）

Ⅰ　前中間連結会計期間（自　平成18年４月１日　至　平成18年９月30日）

1　ストック・オプションにかかる当中間連結会計期間における費用計上額及び科目名

営業経費　　４百万円

Ⅱ　当中間連結会計期間（自　平成19年４月１日　至　平成19年９月30日）

1　ストック・オプションにかかる当中間連結会計期間における費用計上額及び科目名

営業経費　　12百万円

Ⅲ　前連結会計年度（自　平成18年４月１日　至　平成19年３月31日）

1　ストック・オプションにかかる当連結会計年度における費用計上額及び科目名

営業経費　　14百万円

2　ストック・オプションの内容、規模及びその変動状況

(1) 当社

①　ストック・オプションの内容

決議年月日	平成14年６月27日
付与対象者の区分及び人数（人）	当社及び三井住友銀行の役職員 677
ストック・オプションの数（株）（注）	普通株式 1,620
付与日	平成14年８月30日
権利確定条件	付されていない
対象勤務期間	定めがない
権利行使期間	平成16年６月28日から平成24年６月27日まで

（注）　株式数に換算して記載しております。

②　ストック・オプションの規模及びその変動状況

ストック・オプションの数　（注）

決議年月日	平成14年６月27日
権利確定前（株）	
前連結会計年度末	―
付与	―
失効	―
権利確定	―
未確定残	―
権利確定後（株）	
前連結会計年度末	1,215
権利確定	―
権利行使	99
失効	―
未行使残	1,116

（注）　株式数に換算して記載しております。

単価情報

決議年月日	平成14年６月27日
権利行使価格(円)	669,775
行使時平均株価(円)	1,188,686
付与日における公正な評価単価(円)	―

(2) 連結子会社である関西アーバン銀行

① ストック・オプションの内容

決議年月日	平成13年６月28日	平成14年６月27日	平成15年６月27日	平成16年６月29日
付与対象者の区分及び人数(人)	役職員　45	役職員　44	役職員　65	役職員　174
ストック・オプションの数(株)(注)	普通株式　238,000	普通株式　234,000	普通株式　306,000	普通株式　399,000
付与日	平成13年７月31日	平成14年７月31日	平成15年７月31日	平成16年７月30日
権利確定条件	付されていない	付されていない	付されていない	付されていない
対象勤務期間	定めがない	定めがない	定めがない	定めがない
権利行使期間	平成15年６月29日から 平成23年６月28日まで	平成16年６月28日から 平成24年６月27日まで	平成17年６月28日から 平成25年６月27日まで	平成18年６月30日から 平成26年６月29日まで

決議年月日	平成17年６月29日	平成18年６月29日	平成18年６月29日
付与対象者の区分及び人数(人)	役職員　183	取締役　9	取締役を兼務しない 執行役員　14 使用人　　46
ストック・オプションの数(株)(注)	普通株式　464,000	普通株式　162,000	普通株式　115,000
付与日	平成17年７月29日	平成18年７月31日	平成18年７月31日
権利確定条件	付されていない	付されていない	付されていない
対象勤務期間	定めがない	定めがない	定めがない
権利行使期間	平成19年６月30日から 平成27年６月29日まで	平成20年６月30日から 平成28年６月29日まで	平成20年６月30日から 平成28年６月29日まで

(注)　株式数に換算して記載しております。

② ストック・オプションの規模及びその変動状況
ストック・オプションの数 (注)

決議年月日	平成13年6月28日	平成14年6月27日	平成15年6月27日	平成16年6月29日
権利確定前(株)				
前連結会計年度末	—	—	—	399,000
付与	—	—	—	—
失効	—	—	—	—
権利確定	—	—	—	399,000
未確定残	—	—	—	—
権利確定後(株)				
前連結会計年度末	220,000	204,000	282,000	—
権利確定	—	—	—	399,000
権利行使	46,000	30,000	26,000	36,000
失効	—	—	—	—
未行使残	174,000	174,000	256,000	363,000

決議年月日	平成17年6月29日	平成18年6月29日	平成18年6月29日
権利確定前(株)			
前連結会計年度末	464,000	—	—
付与	—	162,000	115,000
失効	—	—	—
権利確定	—	—	—
未確定残	464,000	162,000	115,000
権利確定後(株)			
前連結会計年度末	—	—	—
権利確定	—	—	—
権利行使	—	—	—
失効	—	—	—
未行使残	—	—	—

(注) 株式数に換算して記載しております。

単価情報

決議年月日	平成13年6月28日	平成14年6月27日	平成15年6月27日	平成16年6月29日
権利行使価格(円)	155	131	179	202
行使時平均株価(円)	488	489	486	487
付与日における 公正な評価単価(円)	—	—	—	—

決議年月日	平成17年6月29日	平成18年6月29日	平成18年6月29日
権利行使価格(円)	313	490	490
行使時平均株価(円)	—	—	—
付与日における 公正な評価単価(円)	—	138	138

③　ストック・オプションの公正な評価単価の見積方法

当連結会計年度において付与されたストック・オプションについての公正な評価単価の見積方法は以下のとおりであります。

(イ)使用した評価技法　ブラック・ショールズ式

(ロ)主な基礎数値及び見積方法

決議年月日		平成18年６月29日
株価変動性	(注)１	38.84％
予想残存期間	(注)２	５年
予想配当	(注)３	４円／株
無リスク利子率	(注)４	1.40％

(注)１　５年間(平成13年６月から平成18年６月まで)の株価実績に基づき算定しております。

２　十分なデータの蓄積がなく、合理的な見積りが困難であるため、権利行使期間の中間点において行使されるものと推定して見積っております。

３　平成18年３月期の配当実績によります。

４　予想残存期間に対応する期間に対応する国債の利回りであります。

④　ストック・オプションの権利確定数の見積方法

基本的には、将来の失効数の合理的な見積りは困難であるため、実績の失効数のみ反映させる方法を採用しております。

(セグメント情報)

【事業の種類別セグメント情報】

Ⅰ 前中間連結会計期間(自 平成18年4月1日 至 平成18年9月30日)

	銀行業 (百万円)	リース業 (百万円)	その他事業 (百万円)	計 (百万円)	消去又は全社 (百万円)	連結 (百万円)
経常収益						
(1) 外部顧客に対する経常収益	1,227,836	390,901	207,013	1,825,751	—	1,825,751
(2) セグメント間の内部経常収益	22,937	9,729	101,444	134,111	(134,111)	—
計	1,250,773	400,631	308,458	1,959,863	(134,111)	1,825,751
経常費用	933,478	379,804	273,075	1,586,359	(117,744)	1,468,614
経常利益	317,295	20,826	35,382	373,504	(16,367)	357,136

(注) 1 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2 各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

Ⅱ　当中間連結会計期間(自　平成19年４月１日　至　平成19年９月30日)

	銀行業 (百万円)	リース業 (百万円)	その他事業 (百万円)	計 (百万円)	消去又は全社 (百万円)	連結 (百万円)
経常収益						
(1) 外部顧客に対する経常収益	1,452,779	409,593	215,180	2,077,552	—	2,077,552
(2) セグメント間の内部経常収益	26,932	10,133	125,849	162,915	(162,915)	—
計	1,479,711	419,727	341,029	2,240,468	(162,915)	2,077,552
経常費用	1,215,669	401,701	252,145	1,869,516	(145,202)	1,724,314
経常利益	264,042	18,025	88,883	370,951	(17,713)	353,237

(注) 1　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　中間連結財務諸表作成のための基本となる重要な事項　4　会計処理基準に関する事項(8)に記載のとおり、役員退職慰労金は、従来は支出時に費用処理しておりましたが、前連結会計年度の下期において役員退職慰労引当金を計上する方法に変更しました。そのため、前中間連結会計期間は変更後の方法によった場合に比べ、「経常利益」は「銀行業」について4,556百万円、「リース業」について188百万円、「その他事業」について1,496百万円それぞれ多く計上されております。

4　中間連結財務諸表作成のための基本となる重要な事項　4　会計処理基準に関する事項(9)に記載のとおり、負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」(日本公認会計士協会　監査・保証実務委員会報告第42号)が平成19年４月13日付けで公表されたことを踏まえ、当中間連結会計期間より過去の払戻実績に基づく将来の払戻損失見込額を引当てる方法に変更しております。この結果、従来の方法によった場合に比べ、「経常利益」は「銀行業」について11,716百万円減少しております。

Ⅲ 前連結会計年度(自　平成18年4月1日　至　平成19年3月31日)

	銀行業 (百万円)	リース業 (百万円)	その他事業 (百万円)	計 (百万円)	消去又は全社 (百万円)	連結 (百万円)
経常収益						
(1) 外部顧客に対する経常収益	2,689,086	783,119	429,052	3,901,259	—	3,901,259
(2) セグメント間の内部経常収益	53,714	20,831	220,369	294,914	(294,914)	—
計	2,742,800	803,951	649,421	4,196,173	(294,914)	3,901,259
経常費用	1,993,893	759,103	609,781	3,362,779	(260,130)	3,102,649
経常利益	748,907	44,847	39,640	833,394	(34,784)	798,610

(注) 1　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　連結財務諸表作成のための基本となる重要な事項(8)に記載のとおり、役員退職慰労金は、従来は支出時に費用処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金に関する監査上の取扱い」(日本公認会計士協会　監査第一委員会報告第42号　昭和57年9月21日)が一部改正され、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」(日本公認会計士協会　監査・保証実務委員会報告第42号)が平成19年4月13日付けで公表されたことを踏まえ、役員に対する退職慰労金の支給見積額を当該役員の在任期間にわたり費用配分することで期間損益の適正化を図るために、当連結会計年度より役員退職慰労引当金を計上しております。この結果、従来の方法によった場合に比べ、「経常利益」は「銀行業」について5,397百万円、「リース業」について221百万円、「その他事業」について1,752百万円それぞれ減少しております。

なお、上記改正は平成19年4月13日に公表されたため、当中間連結会計期間は従来の方法によっております。従って、当中間連結会計期間は変更後の方法によった場合に比べ、「経常利益」は「銀行業」について4,556百万円、「リース業」について188百万円、「その他事業」について1,496百万円それぞれ多く計上されております。

【所在地別セグメント情報】

Ⅰ 前中間連結会計期間(自 平成18年4月1日 至 平成18年9月30日)

	日本(百万円)	米州(百万円)	欧州(百万円)	アジア・オセアニア(百万円)	計(百万円)	消去又は全社(百万円)	連結(百万円)
経常収益							
(1) 外部顧客に対する経常収益	1,532,565	119,112	81,932	92,141	1,825,751	—	1,825,751
(2) セグメント間の内部経常収益	45,146	21,838	2,909	27,607	97,501	(97,501)	—
計	1,577,711	140,951	84,841	119,748	1,923,253	(97,501)	1,825,751
経常費用	1,290,105	101,982	68,373	95,788	1,556,249	(87,634)	1,468,614
経常利益	287,606	38,968	16,468	23,960	367,003	(9,867)	357,136

(注) 1 当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2 「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

Ⅱ 当中間連結会計期間(自 平成19年4月1日 至 平成19年9月30日)

	日本(百万円)	米州(百万円)	欧州・中近東(百万円)	アジア・オセアニア(百万円)	計(百万円)	消去又は全社(百万円)	連結(百万円)
経常収益							
(1) 外部顧客に対する経常収益	1,695,995	137,724	130,801	113,030	2,077,552	—	2,077,552
(2) セグメント間の内部経常収益	53,655	28,300	7,890	24,455	114,300	(114,300)	—
計	1,749,650	166,025	138,691	137,485	2,191,853	(114,300)	2,077,552
経常費用	1,475,840	128,653	122,810	102,507	1,829,812	(105,498)	1,724,314
経常利益	273,810	37,371	15,880	34,977	362,040	(8,802)	353,237

(注) 1 当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2 「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州・中近東」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

3 中間連結財務諸表作成のための基本となる重要な事項 4 会計処理基準に関する事項(8)に記載のとおり、役員退職慰労金は、従来は支出時に費用処理しておりましたが、前連結会計年度の下期において役員退職慰労引当金を計上する方法に変更しました。そのため、前中間連結会計期間は変更後の方法によった場合に比べ、「経常利益」は「日本」について6,241百万円多く計上されております。

4 中間連結財務諸表作成のための基本となる重要な事項 4 会計処理基準に関する事項(9)に記載のとおり、負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」(日本公認会計士協会 監査・保証実務委員会報告第42号)が平成19年4月13日付けで公表されたことを踏まえ、当中間連結会計期間より過去の払戻実績に基づく将来の払戻損失見込額を引当てる方法に変更しております。この結果、従来の方法によった場合に比べ、「経常利益」は「日本」について11,716百万円減少しております。

Ⅲ　前連結会計年度(自　平成18年４月１日　至　平成19年３月31日)

	日本 (百万円)	米州 (百万円)	欧州・ 中近東 (百万円)	アジア・ オセアニア (百万円)	計 (百万円)	消去 又は全社 (百万円)	連結 (百万円)
経常収益							
(1) 外部顧客に対する経常収益	3,238,374	247,208	203,585	212,090	3,901,259	―	3,901,259
(2) セグメント間の内部経常収益	98,720	46,833	9,974	59,802	215,330	(215,330)	―
計	3,337,094	294,042	213,559	271,892	4,116,589	(215,330)	3,901,259
経常費用	2,686,461	222,992	177,377	202,955	3,289,786	(187,137)	3,102,649
経常利益	650,633	71,049	36,182	68,937	826,802	(28,192)	798,610

(注) 1　当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州・中近東」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

3　連結財務諸表作成のための基本となる重要な事項(8)に記載のとおり、役員退職慰労金は、従来は支出時に費用処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金に関する監査上の取扱い」(日本公認会計士協会　監査第一委員会報告第42号　昭和57年９月21日)が一部改正され、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」(日本公認会計士協会　監査・保証実務委員会報告第42号)が平成19年４月13日付けで公表されたことを踏まえ、役員に対する退職慰労金の支給見積額を当該役員の在任期間にわたり費用配分することで期間損益の適正化を図るために、当連結会計年度より役員退職慰労引当金を計上しております。この結果、従来の方法によった場合に比べ、「経常利益」は「日本」について7,371百万円減少しております。

なお、上記改正は平成19年４月13日に公表されたため、当中間連結会計期間は従来の方法によっております。従って、当中間連結会計期間は変更後の方法によった場合に比べ、「経常利益」は「日本」について6,241百万円多く計上されております。

【海外経常収益】

Ⅰ　前中間連結会計期間(自　平成18年４月１日　至　平成18年９月30日)

	金額(百万円)
Ⅰ　海外経常収益	293,186
Ⅱ　連結経常収益	1,825,751
Ⅲ　海外経常収益の連結経常収益に占める割合(%)	16.1

(注) 1　一般企業の海外売上高に代えて、海外経常収益を記載しております。
2　海外経常収益は、国内銀行連結子会社の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

Ⅱ　当中間連結会計期間(自　平成19年４月１日　至　平成19年９月30日)

	金額(百万円)
Ⅰ　海外経常収益	381,556
Ⅱ　連結経常収益	2,077,552
Ⅲ　海外経常収益の連結経常収益に占める割合(%)	18.4

(注) 1　一般企業の海外売上高に代えて、海外経常収益を記載しております。
2　海外経常収益は、国内銀行連結子会社の海外店取引、並びに在外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

Ⅲ　前連結会計年度(自　平成18年４月１日　至　平成19年３月31日)

	金額(百万円)
Ⅰ　海外経常収益	662,884
Ⅱ　連結経常収益	3,901,259
Ⅲ　海外経常収益の連結経常収益に占める割合(%)	17.0

(注) 1　一般企業の海外売上高に代えて、海外経常収益を記載しております。
2　海外経常収益は、国内銀行連結子会社の海外店取引、並びに在外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

(開示対象特別目的会社関係)

Ⅰ　当中間連結会計期間

1　開示対象特別目的会社の概要及び開示対象特別目的会社を利用した取引の概要

当社の連結子会社である三井住友銀行は、顧客から売掛債権の金銭債権買取業務等を行う特別目的会社(ケイマン法人及び有限責任中間法人等の形態によっております。)14社に係る借入及びコマーシャル・ペーパーでの資金調達に関し、貸出金、信用枠及び流動性枠を供与しております。

特別目的会社14社の直近の決算日における資産総額(単純合算)は2,865,600百万円、負債総額(単純合算)は2,865,738百万円であります。なお、いずれの特別目的会社についても、三井住友銀行は議決権のある株式等は有しておらず、役員や従業員の派遣もありません。

2　当中間連結会計期間における特別目的会社との取引金額等

(金額単位　百万円)

	主な取引の当中間連結会計期間末残高 (平成19年9月30日現在)	主な損益 (自　平成19年4月1日　至　平成19年9月30日)	
		(項目)	(金額)
貸出金	2,158,322	貸出金利息	3,950
信用枠	859,423	役務取引等収益	1,541
流動性枠	429,459	―	―

(企業結合等関係)

Ⅰ　前中間連結会計期間(自　平成18年４月１日　至　平成18年９月30日)

(共通支配下の取引等関係)

１　結合当事企業の名称及びその事業の内容、企業結合の法的形式、結合後企業の名称並びに取引の目的を含む取引の概要

(1) 結合当事企業の名称及びその事業の内容

SMBCフレンド証券株式会社(事業の内容：証券業)

(2) 企業結合の法的形式

株式交換

(3) 結合後企業の名称

株式会社三井住友フィナンシャルグループ

(4) 取引の目的を含む取引の概要

わが国の金融市場の正常化に伴い、個人の家計金融資産動向は「貯蓄」から「投資」へのトレンドを一段と明確化させており、今後も個人における資産運用ニーズはますます多様化していくことが見込まれております。また個人投資家の金融知識の一段の向上とアセットアロケーションを通じたポートフォリオマネジメントへの関心の高まりにより、新たな資産運用ビジネスが広まっていくものと考えております。これらを背景に、当社は、銀行と証券との間のシナジー極大化を追求する、従来型のビジネスモデルとは一線を画した真の「銀・証融合ビジネスモデル」の構築を推進するため、SMBCフレンド証券株式会社を完全子会社化することによりグループ連携を一段と強化しグループ全体の企業価値の向上に努めることといたしました。

２　実施した会計処理の概要

「企業結合に係る会計基準　三　企業結合に係る会計基準　４　共通支配下の取引等の会計処理 (2) 少数株主との取引」に規定する個別財務諸表上及び連結財務諸表上の会計処理を適用いたしました。

３　子会社株式の追加取得に関する事項

(1) 取得原価及びその内訳

当社普通株式	221,365百万円
取得に直接要した支出額	160百万円
取得原価	221,525百万円

(2) 株式種類別の交換比率及びその算定方法並びに交付株式数及びその評価額

①　株式の種類及び交換比率

普通株式　　　当社　１株：SMBCフレンド証券株式会社　0.0008株

②　交換比率の算定方法

当社はゴールドマン・サックス証券会社を、SMBCフレンド証券株式会社はメリルリンチ日本証券株式会社を株式交換比率算定に関するそれぞれの財務アドバイザーに任命し、その分析結果、その他の様々な要因を総合的に勘案した上で協議を行い決定いたしました。

③　交付株式数及びその評価額

249,015株　　221,525百万円

(3) 発生したのれんの金額、発生原因、償却方法及び償却期間

①　のれんの金額

99,995百万円

②　発生原因

追加取得したSMBCフレンド証券株式会社の普通株式の取得原価と減少する少数株主持分の金額の差額をのれんとして処理しております。

③　償却方法及び償却期間

20年間で均等償却

Ⅱ　当中間連結会計期間(自　平成19年４月１日　至　平成19年９月30日)
該当ありません。

Ⅲ　前連結会計年度(自　平成18年４月１日　至　平成19年３月31日)
(共通支配下の取引等関係)
1　結合当事企業の名称及びその事業の内容、企業結合の法的形式、結合後企業の名称並びに取引の目的を含む取引の概要
(1) 結合当事企業の名称及びその事業の内容
SMBCフレンド証券株式会社(事業の内容：証券業)
(2) 企業結合の法的形式
株式交換
(3) 結合後企業の名称
株式会社三井住友フィナンシャルグループ
(4) 取引の目的を含む取引の概要
わが国の金融市場の正常化に伴い、個人の家計金融資産動向は「貯蓄」から「投資」へのトレンドを一段と明確化させており、今後も個人における資産運用ニーズはますます多様化していくことが見込まれております。また個人投資家の金融知識の一段の向上とアセットアロケーションを通じたポートフォリオマネジメントへの関心の高まりにより、新たな資産運用ビジネスが広まっていくものと考えております。これらを背景に、当社は、銀行と証券との間のシナジー極大化を追求する、従来型のビジネスモデルとは一線を画した真の「銀・証融合ビジネスモデル」の構築を推進するため、SMBCフレンド証券株式会社を完全子会社化することによりグループ連携を一段と強化しグループ全体の企業価値の向上に努めることといたしました。
2　実施した会計処理の概要
「企業結合に係る会計基準　三　企業結合に係る会計基準　4　共通支配下の取引等の会計処理(2) 少数株主との取引」に規定する個別財務諸表上及び連結財務諸表上の会計処理を適用いたしました。
3　子会社株式の追加取得に関する事項
(1) 取得原価及びその内訳

当社普通株式	221,365百万円
取得に直接要した支出額	160百万円
取得原価	221,525百万円

(2) 株式種類別の交換比率及びその算定方法並びに交付株式数及びその評価額
①　株式の種類及び交換比率
普通株式　当社　1株：SMBCフレンド証券株式会社　0.0008株
②　交換比率の算定方法
当社はゴールドマン・サックス証券会社を、SMBCフレンド証券株式会社はメリルリンチ日本証券株式会社を株式交換比率算定に関するそれぞれの財務アドバイザーに任命し、その分析結果、その他の様々な要因を総合的に勘案した上で協議を行い決定いたしました。
③　交付株式数及びその評価額
249,015株　　221,525百万円
(3) 発生したのれんの金額、発生原因、償却方法及び償却期間
①　のれんの金額
99,995百万円
②　発生原因
追加取得したSMBCフレンド証券株式会社の普通株式の取得原価と減少する少数株主持分の金額の差額をのれんとして処理しております。
③　償却方法及び償却期間
20年間で均等償却

（１株当たり情報）

		前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
１株当たり純資産額	円	394,556.25	460,168.95	469,228.59
１株当たり中間(当期)純利益	円	32,782.19	21,694.19	57,085.83
潜在株式調整後１株当たり中間(当期)純利益	円	27,514.41	20,840.67	51,494.17

(注) 1　「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号　平成14年９月25日）が平成18年１月31日付けで改正され、会社法施行日以後終了する中間連結会計期間及び連結会計年度から適用されることになったことに伴い、前中間連結会計期間及び前連結会計年度から同適用指針を適用し、１株当たり純資産額は「繰延ヘッジ損益」を含めて算出しております。これにより、従来の方法に比べ前中間連結会計期間及び前連結会計年度の１株当たり純資産額はそれぞれ11,562円77銭、11,596円71銭減少しております。

2　１株当たり中間(当期)純利益及び潜在株式調整後１株当たり中間(当期)純利益の算定上の基礎は、次のとおりであります。

		前中間連結会計期間 (自平成18年４月１日 至平成18年９月30日)	当中間連結会計期間 (自平成19年４月１日 至平成19年９月30日)	前連結会計年度 (自平成18年４月１日 至平成19年３月31日)
１株当たり中間(当期)純利益				
中間(当期)純利益	百万円	243,660	170,592	441,351
普通株主に帰属しない金額	百万円	―	6,479	12,958
(うち優先配当額)	百万円	―	6,479	12,958
普通株式に係る中間(当期)純利益	百万円	243,660	164,113	428,392
普通株式の(中間)期中平均株式数	千株	7,432	7,564	7,504
潜在株式調整後１株当たり中間(当期)純利益				
中間(当期)純利益調整額	百万円	△8	3,376	6,748
(うち優先配当額)	百万円	―	3,381	6,763
(うち連結子会社及び持分法適用関連会社発行の新株予約権)	百万円	△8	△4	△14
普通株式増加数	千株	1,422	471	945
(うち優先株式)	千株	1,422	471	945
(うち新株予約権)	千株	0	0	0
希薄化効果を有しないため、潜在株式調整後１株当たり中間(当期)純利益の算定に含めなかった潜在株式の概要		―	―	―

3　1株当たり純資産額の算定上の基礎は、次のとおりであります。

		前中間連結会計期間 (平成18年9月30日現在)	当中間連結会計期間 (平成19年9月30日現在)	前連結会計年度 (平成19年3月31日現在)
純資産の部の合計額	百万円	4,622,792	5,268,853	5,331,279
純資産の部の合計額から控除する金額	百万円	1,617,254	1,787,738	1,781,555
(うち優先株式)	百万円	555,303	360,303	360,303
(うち優先配当額)	百万円	―	6,479	12,958
(うち新株予約権)	百万円	4	27	14
(うち少数株主持分)	百万円	1,061,946	1,420,928	1,408,279
普通株式に係る中間期末(期末)の純資産額	百万円	3,005,538	3,481,115	3,549,724
1株当たり純資産額の算定に用いられた中間期末(期末)の普通株式の数	千株	7,617	7,564	7,565

（重要な後発事象）

前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
1　当社は、平成18年10月５日開催の取締役会において、株式会社整理回収機構が保有しております第三種優先株式に関し、次のとおり自己の株式の取得及び消却を決議し、平成18年10月11日に実施いたしました。なお、本優先株式の取得は、会社法第155条第３号及び第156条第１項の規定に基づく自己の株式の取得枠の範囲内で行うものであります。 第三種優先株式 (1) 取得・消却株式の総数 195,000株 (2) 取得価額の総額 222,241,500,000円 2　当社は、平成18年10月13日開催の取締役会において、自己の株式の取得枠設定等を決議し、当該決議に基づき平成18年10月17日に自己の株式の取得を実施しております。 (1) 自己の株式の取得枠設定等に関する取締役会の決議内容 ①　平成18年６月29日付定時株主総会決議等に基づく自己の株式の取得 (イ) 取得する株式の種類 当社普通株式 (ロ) 取得する株式の数 60,466株(上限) (ハ) 株式を取得するのと引換えに交付する金銭の総額 79,639,200,000円(上限) (ニ) 取得期間 平成18年10月16日から 平成18年12月29日まで ②　当社定款第８条の規定に基づく自己の株式の取得枠 (イ) 取得する株式の種類 当社普通株式 (ロ) 取得する株式の数 6,700株(上限) (ハ) 株式を取得するのと引換えに交付する金銭の総額 10,000,000,000円(上限) (ニ) 取得期間 平成18年10月16日から 平成18年12月29日まで	当社、三井住友銀リース株式会社(以下、「三井住友銀リース」という。)及び三井住友銀オートリース株式会社(以下、「三井住友銀オート」という。)は、平成19年７月30日に住友商事株式会社(以下、「住友商事」という。)、住商リース株式会社(以下、「住商リース」という。)及び住商オートリース株式会社(以下、「住商オート」という。)との間で、リース事業及びオートリース事業の戦略的共同事業化について、並びに、三井住友銀リースと住商リースの合併及び住商オートと三井住友銀オートの合併につき最終合意し、それぞれについての「共同事業に関する基本契約書」を締結するとともに、「合併契約書」を締結いたしました。この合併契約に基づき、三井住友銀リースと住商リース、住商オートと三井住友銀オートは、それぞれ平成19年10月１日に合併いたしました。 (パーチェス法適用関係) リース事業会社の合併 1　被取得企業の名称及び事業の内容、企業結合を行った主な理由、企業結合日、企業結合の法的形式、結合後企業の名称及び取得した議決権比率 (1) 被取得企業の名称及び事業の内容 住商リース (事業の内容：リース事業) (2) 企業結合を行った主な理由 合併により、三井住友フィナンシャルグループ及び住友商事グループ双方の優良な顧客基盤をベースに、リース取扱商品の多様化等により、本邦ナンバーワンのリース取扱高を実現するとともに、銀行系リースの「財務」を切り口としたノウハウと、商社系リースの「モノ」「商流」を切り口としたノウハウを結集・融合し、従来型のリースに留まらない取扱機種の多様化、差別化、高付加価値化を推進することにより、高度化するマーケットニーズに的確に応えられるハイクオリティなリース会社を目指すことといたしました。	―――――

前中間連結会計期間 (自　平成18年４月１日 至　平成18年９月30日)	当中間連結会計期間 (自　平成19年４月１日 至　平成19年９月30日)	前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)
(2) 自己の株式の取得 ①　取得した株式の種類 当社普通株式 ②　取得した株式の数 60,466株 ③　取得価額(総額) 1,270,000円 (総額76,791,820,000円) ④　取得方法 東京証券取引所のToSTNeT-2 (終値取引)による買付け なお、株式会社整理回収機構が当社普通株式60,466株(同機構が保有していた当社発行の第三種優先株式50,000株(取得請求総額50,000百万円)の平成18年９月29日付取得請求権行使により、当社が同機構宛に交付した当社普通株式の全部)を、平成18年10月17日に76,791,820,000円にて売却したことが、預金保険機構から公表されております。 3　当社、三井住友銀リース株式会社及び三井住友銀オートリース株式会社は、平成18年10月13日に住友商事株式会社、住商リース株式会社及び住商オートリース株式会社との間でリース事業及びオートリース事業の戦略的共同事業化について基本合意いたしました。この基本合意に基づき、平成19年10月１日を目処に、三井住友銀リース株式会社と住商リース株式会社は合併する予定であり、合併新会社は当社の連結子会社(当社の議決権の所有割合55%)となる見込みであります。なお、本合併は「企業結合に係る会計基準」上の取得に該当し、本合併に伴って当社は連結財務諸表上、のれんを認識する予定でありますが、その金額は現時点では未定であります。また、三井住友銀オートリース株式会社と住商オートリース株式会社につきましても、平成19年10月１日を目処に合併する予定であります。	(3) 企業結合日 平成19年10月１日 (4) 企業結合の法的形式 住商リースを存続会社とする吸収合併方式とし、三井住友銀リースは解散いたしました。 (合併会社の商号：三井住友ファイナンス＆リース株式会社) (5) 結合後企業の名称 株式会社三井住友フィナンシャルグループ (6) 取得した議決権比率 55% (子会社の企業結合関係) オートリース事業会社の合併 1　子会社を含む結合当事企業の名称及び事業の内容、企業結合を行った主な理由、企業結合日及び企業結合の法的形式 (1) 子会社を含む結合当事企業の名称及び事業の内容 結合企業 住商オート (事業の内容：オートリース事業) 被結合企業 三井住友銀オート (事業の内容：オートリース事業) (2) 企業結合を行った主な理由 合併により、住商オートのバリューチェーンに基づく高付加価値サービスと、三井住友銀オートの営業ネットワークとを融合させ、競争の激化するオートリース業界で勝ち残りを図り、住友商事グループ及び三井住友フィナンシャルグループ双方の優良な顧客基盤をベースに、マーケットシェアで業界トップを狙う体制を構築するとともに、商社系オートリースの「モノ」「商流」を切り口としたノウハウと、銀行系オートリースの「財務」を切り口としたノウハウを結集・融合し、多様なサービスを追求することにより、更なる顧客満足度の向上を目指すことといたしました。	―――――

<table>
<tr><th>前中間連結会計期間
(自　平成18年４月１日
至　平成18年９月30日)</th><th>当中間連結会計期間
(自　平成19年４月１日
至　平成19年９月30日)</th><th>前連結会計年度
(自　平成18年４月１日
至　平成19年３月31日)</th></tr>
<tr><td>４　当社は、平成18年12月４日開催の取締役会において、今後の成長戦略を支えるための自己資本増強策として、海外特別目的子会社による優先出資証券を発行することとし、かかる優先出資証券の発行を目的とする100%出資子会社を英国領ケイマン諸島に設立することを決議いたしました。決議された発行予定の優先出資証券の概要は次のとおりであります。
<table>
<tr><td rowspan="2">発行体</td><td>SMFG Preferred Capital USD 1 Limited</td><td>SMFG Preferred Capital GBP 1 Limited</td></tr>
<tr><td colspan="2">英国領ケイマン諸島に新たに設立する、当社が議決権を100%保有する海外特別目的子会社</td></tr>
<tr><td rowspan="2">証券の種類</td><td>米ドル建配当非累積的永久優先出資証券</td><td>英ポンド建配当非累積的永久優先出資証券</td></tr>
<tr><td colspan="2">当社普通株式への交換権は付与されません</td></tr>
<tr><td>発行総額</td><td>未定</td><td>未定</td></tr>
<tr><td>資金使途</td><td colspan="2">本優先出資証券の発行代り金は、最終的に、当社の子銀行である株式会社三井住友銀行への永久劣後特約付貸付金として全額使用する予定</td></tr>
<tr><td>優先順位</td><td colspan="2">本優先出資証券は、残余財産分配請求権において、当社が発行する優先株式と実質的に同順位</td></tr>
<tr><td>発行形態</td><td colspan="2">米国市場における適格機関投資家向け私募及びユーロ市場における募集</td></tr>
<tr><td>上場</td><td colspan="2">シンガポール証券取引所(予定)</td></tr>
</table>
(注)　関係法令に基づく必要な届出、許認可の効力発生を前提としております。</td>
<td>(3) 企業結合日
平成19年10月１日
(4) 企業結合の法的形式
住商オートを存続会社とする吸収合併方式とし、三井住友銀オートは解散いたしました。
(合併会社の商号：住友三井オートサービス株式会社)
２　会計処理の概要
「事業分離等に関する会計基準(企業会計基準第７号)第20項」に規定する個別財務諸表上及び連結財務諸表上の会計処理を適用いたします。
３　事業の種類別セグメントにおいて、当該子会社が含まれていた事業区分の名称
リース業
４　当中間連結会計期間の中間連結損益計算書に計上されている当該子会社に係る損益の概算額
経常収益　69,752百万円
経常利益　2,237百万円
中間純利益　1,254百万円
５　継続的関与の主な概要
三井住友銀オート及びその子会社を当社の連結子会社から除外し、住友三井オートサービス株式会社及びその子会社を新たに当社の持分法適用の関連会社としております。</td>
<td>――――</td></tr>
</table>

(2) 【その他】

該当ありません。

2 【中間財務諸表等】

(1) 【中間財務諸表】

① 【中間貸借対照表】

区分	注記番号	前中間会計期間 (平成18年9月30日現在) 金額(百万円)		構成比(%)	当中間会計期間 (平成19年9月30日現在) 金額(百万円)		構成比(%)	前事業年度 要約貸借対照表 (平成19年3月31日現在) 金額(百万円)		構成比(%)
(資産の部)										
流動資産										
現金及び預金		18,458			46,052			37,073		
その他		63,436			2,732			72,291		
流動資産合計			81,894	2.1		48,785	1.2		109,364	2.8
固定資産										
有形固定資産	※1	9			6			7		
無形固定資産		26			14			20		
投資その他の資産		3,847,671			3,952,663			3,850,052		
関係会社株式		3,847,651			3,950,934			3,847,716		
その他		20			1,728			2,336		
固定資産合計			3,847,707	97.9		3,952,685	98.8		3,850,079	97.2
繰延資産			150	0.0		—	—		—	—
資産合計			3,929,752	100.0		4,001,470	100.0		3,959,444	100.0

区分	注記番号	前中間会計期間 (平成18年9月30日現在) 金額(百万円)		構成比(%)	当中間会計期間 (平成19年9月30日現在) 金額(百万円)		構成比(%)	前事業年度 要約貸借対照表 (平成19年3月31日現在) 金額(百万円)		構成比(%)
(負債の部)										
流動負債										
短期借入金		620,000			1,059,030			959,030		
賞与引当金		76			82			83		
その他		57,463			2,055			2,258		
流動負債合計			677,539	17.2		1,061,168	26.5		961,372	24.3
固定負債										
役員退職慰労引当金		—			178			174		
固定負債合計			—	—		178	0.0		174	0.0
負債合計			677,539	17.2		1,061,347	26.5		961,546	24.3
(純資産の部)										
株主資本										
資本金			1,420,877	36.2		1,420,877	35.5		1,420,877	35.9
資本剰余金										
資本準備金		642,355			642,355			642,355		
その他資本剰余金		510,385			288,073			288,113		
資本剰余金合計			1,152,740	29.3		930,429	23.3		930,469	23.5
利益剰余金										
その他利益剰余金										
別途積立金		30,420			30,420			30,420		
繰越利益剰余金		653,398			641,456			698,709		
利益剰余金合計			683,818	17.4		671,876	16.8		729,129	18.4
自己株式			△5,223	△0.1		△83,060	△2.1		△82,578	△2.1
株主資本合計			3,252,213	82.8		2,940,122	73.5		2,997,898	75.7
純資産合計			3,252,213	82.8		2,940,122	73.5		2,997,898	75.7
負債・純資産合計			3,929,752	100.0		4,001,470	100.0		3,959,444	100.0

② 【中間損益計算書】

		前中間会計期間 (自 平成18年4月1日 至 平成18年9月30日)			当中間会計期間 (自 平成19年4月1日 至 平成19年9月30日)			前事業年度 要約損益計算書 (自 平成18年4月1日 至 平成19年3月31日)		
区分	注記番号	金額(百万円)		百分比(%)	金額(百万円)		百分比(%)	金額(百万円)		百分比(%)
営業収益										
関係会社受取配当金		317,486			15,022			366,680		
関係会社受入手数料		3,854	321,340	100.0	8,913	23,936	100.0	9,798	376,479	100.0
営業費用										
販売費及び一般管理費	※1	1,567	1,567	0.5	3,333	3,333	13.9	3,641	3,641	1.0
営業利益			319,772	99.5		20,602	86.1		372,838	99.0
営業外収益	※2		219	0.1		282	1.2		234	0.1
営業外費用	※3		880	0.3		9,228	38.6		8,594	2.3
経常利益			319,112	99.3		11,655	48.7		364,477	96.8
税引前中間(当期)純利益			319,112	99.3		11,655	48.7		364,477	96.8
法人税、住民税及び事業税		345			1,583			2,918		
法人税等調整額		542	888	0.3	706	2,289	9.6	△1,975	942	0.2
中間(当期)純利益			318,223	99.0		9,366	39.1		363,535	96.6

③ 【中間株主資本等変動計算書】

前中間会計期間(自　平成18年４月１日　至　平成18年９月30日)

	株主資本			
	資本金	資本剰余金		
		資本準備金	その他資本剰余金	資本剰余金合計
平成18年３月31日残高(百万円)	1,420,877	1,420,989	684,406	2,105,396
中間会計期間中の変動額				
資本準備金の取崩		△1,000,000	1,000,000	—
株式交換による増加		221,365		221,365
剰余金の配当				
中間純利益				
自己株式の取得				
自己株式の処分			15	15
自己株式の消却			△1,174,036	△1,174,036
中間会計期間中の変動額合計(百万円)	—	△778,634	△174,021	△952,655
平成18年９月30日残高(百万円)	1,420,877	642,355	510,385	1,152,740

	株主資本					純資産合計
	利益剰余金			自己株式	株主資本合計	
	その他利益剰余金		利益剰余金合計			
	別途積立金	繰越利益剰余金				
平成18年３月31日残高(百万円)	30,420	383,126	413,546	△4,393	3,935,426	3,935,426
中間会計期間中の変動額						
資本準備金の取崩					—	—
株式交換による増加					221,365	221,365
剰余金の配当		△47,951	△47,951		△47,951	△47,951
中間純利益		318,223	318,223		318,223	318,223
自己株式の取得				△1,174,922	△1,174,922	△1,174,922
自己株式の処分				56	71	71
自己株式の消却				1,174,036	—	—
中間会計期間中の変動額合計(百万円)	—	270,272	270,272	△830	△683,213	△683,213
平成18年９月30日残高(百万円)	30,420	653,398	683,818	△5,223	3,252,213	3,252,213

当中間会計期間(自　平成19年４月１日　至　平成19年９月30日)

	株主資本			
	資本金	資本剰余金		
		資本準備金	その他資本剰余金	資本剰余金合計
平成19年３月31日残高(百万円)	1,420,877	642,355	288,113	930,469
中間会計期間中の変動額				
剰余金の配当				
中間純利益				
自己株式の取得				
自己株式の処分			△39	△39
中間会計期間中の変動額合計(百万円)	―	―	△39	△39
平成19年９月30日残高(百万円)	1,420,877	642,355	288,073	930,429

	株主資本					純資産合計
	利益剰余金			自己株式	株主資本合計	
	その他利益剰余金		利益剰余金合計			
	別途積立金	繰越利益剰余金				
平成19年３月31日残高(百万円)	30,420	698,709	729,129	△82,578	2,997,898	2,997,898
中間会計期間中の変動額						
剰余金の配当		△66,619	△66,619		△66,619	△66,619
中間純利益		9,366	9,366		9,366	9,366
自己株式の取得				△641	△641	△641
自己株式の処分				158	119	119
中間会計期間中の変動額合計(百万円)	―	△57,253	△57,253	△482	△57,775	△57,775
平成19年９月30日残高(百万円)	30,420	641,456	671,876	△83,060	2,940,122	2,940,122

前事業年度(自　平成18年4月1日　至　平成19年3月31日)

	株主資本			
	資本金	資本剰余金		
		資本準備金	その他資本剰余金	資本剰余金合計
平成18年3月31日残高(百万円)	1,420,877	1,420,989	684,406	2,105,396
事業年度中の変動額				
資本準備金の取崩		△1,000,000	1,000,000	—
株式交換による増加		221,365		221,365
剰余金の配当				
当期純利益				
自己株式の取得				
自己株式の処分			△15	△15
自己株式の消却			△1,396,277	△1,396,277
事業年度中の変動額合計(百万円)	—	△778,634	△396,292	△1,174,927
平成19年3月31日残高(百万円)	1,420,877	642,355	288,113	930,469

	株主資本					純資産合計
	利益剰余金			自己株式	株主資本合計	
	その他利益剰余金		利益剰余金合計			
	別途積立金	繰越利益剰余金				
平成18年3月31日残高(百万円)	30,420	383,126	413,546	△4,393	3,935,426	3,935,426
事業年度中の変動額						
資本準備金の取崩					—	—
株式交換による増加					221,365	221,365
剰余金の配当		△47,951	△47,951		△47,951	△47,951
当期純利益		363,535	363,535		363,535	363,535
自己株式の取得				△1,474,644	△1,474,644	△1,474,644
自己株式の処分				182	167	167
自己株式の消却				1,396,277	—	—
事業年度中の変動額合計(百万円)	—	315,583	315,583	△78,184	△937,527	△937,527
平成19年3月31日残高(百万円)	30,420	698,709	729,129	△82,578	2,997,898	2,997,898

中間財務諸表作成のための基本となる重要な事項

	前中間会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前事業年度 (自　平成18年4月1日 至　平成19年3月31日)
1　有価証券の評価基準及び評価方法	(1) 子会社株式及び関連会社株式 移動平均法による原価法により行っております。 (2) その他有価証券 時価のないものについては、移動平均法による原価法により行っております。	(1) 子会社株式及び関連会社株式 同左 (2) その他有価証券 同左	(1) 子会社株式及び関連会社株式 同左 (2) その他有価証券 同左
2　固定資産の減価償却の方法	(1) 有形固定資産 定率法(ただし、建物については定額法)を採用しております。 (2) 無形固定資産 自社利用のソフトウェアについては、社内における利用可能期間(5年)に基づく定額法により償却しております。	(1) 有形固定資産 定率法(ただし、建物については定額法)を採用しております。 平成19年度税制改正に伴い、平成19年4月1日以後に取得した有形固定資産については、改正後の法人税法に基づく償却方法により減価償却費を計上しております。これによる中間貸借対照表等に与える影響は軽微であります。 (2) 無形固定資産 同左	(1) 有形固定資産 定率法(ただし、建物については定額法)を採用しております。 (2) 無形固定資産 同左
3　引当金の計上基準	賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間会計期間に帰属する額を計上しております。	(1) 賞与引当金 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間会計期間に帰属する額を計上しております。	(1) 賞与引当金 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当事業年度に帰属する額を計上しております。

	前中間会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前事業年度 (自　平成18年4月1日 至　平成19年3月31日)
		(2) 役員退職慰労引当金 役員退職慰労引当金は、役員(執行役員を含む)に対する退職慰労金の支払いに備えるため、内規に基づく当中間会計期間末の要支給額を計上しております。 役員退職慰労金は、従来は支出時に費用処理しておりましたが、前事業年度の下期において役員退職慰労引当金を計上する方法に変更しました。そのため、前中間会計期間は変更後の方法によった場合に比べ、営業利益、経常利益及び税引前中間純利益はそれぞれ119百万円多く計上されております。	(2) 役員退職慰労引当金 役員退職慰労引当金は、役員(執行役員を含む)に対する退職慰労金の支払いに備えるため、内規に基づく期末要支給額を計上しております。 役員退職慰労金は、従来は支出時に費用処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金に関する監査上の取扱い」(日本公認会計士協会　監査第一委員会報告第42号　昭和57年9月21日)が一部改正され、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」(日本公認会計士協会監査・保証実務委員会報告第42号)が平成19年4月13日付けで公表されたことを踏まえ、役員に対する退職慰労金の支給見積額を当該役員の在任期間にわたり費用配分することで期間損益の適正化を図るために、当事業年度より役員退職慰労引当金を計上しております。この結果、従来の方法によった場合に比べ、営業利益、経常利益及び税引前当期純利益はそれぞれ174百万円減少しております。 なお、上記改正は平成19年4月13日に公表されたため、当中間会計期間は従来の方法によっております。従って、当中間会計期間は変更後の方法によった場合に比べ、営業利益、経常利益及び税引前中間純利益はそれぞれ119百万円多く計上されております。

	前中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）
４　外貨建ての資産及び負債の本邦通貨への換算基準	――――――	外貨建資産及び負債については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間決算日の為替相場による円換算額を付しております。	外貨建資産及び負債については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として決算日の為替相場による円換算額を付しております。
５　リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	同左	同左
６　消費税等の会計処理	消費税及び地方消費税の会計処理は、税抜方式によっております。	同左	同左

中間財務諸表作成のための基本となる重要な事項の変更

前中間会計期間 (自　平成18年４月１日 至　平成18年９月30日)	当中間会計期間 (自　平成19年４月１日 至　平成19年９月30日)	前事業年度 (自　平成18年４月１日 至　平成19年３月31日)
貸借対照表の純資産の部の表示に関する会計基準 「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第５号　平成17年12月９日)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第８号　平成17年12月９日)が当中間会計期間から適用されることになったことから、以下のとおり表示を変更しております。 (1) 「資本の部」は「純資産の部」としております。 なお、当中間会計期間末における従来の「資本の部」の合計に相当する金額は3,252,213百万円であります。 (2) 「利益剰余金」に内訳表示していた「任意積立金」及び「中間未処分利益」は、「その他利益剰余金」の「別途積立金」及び「繰越利益剰余金」として表示しております。	――――――	貸借対照表の純資産の部の表示に関する会計基準 「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第５号　平成17年12月９日)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第８号　平成17年12月９日)が当事業年度から適用されることになったことから、以下のとおり表示を変更しております。 (1) 「資本の部」は「純資産の部」としております。なお、当事業年度末における従来の「資本の部」の合計に相当する金額は2,997,898百万円であります。 (2) 「利益剰余金」に内訳表示していた「任意積立金」及び「当期未処分利益」は、「その他利益剰余金」の「別途積立金」及び「繰越利益剰余金」として表示しております。
ストック・オプション等に関する会計基準 「ストック・オプション等に関する会計基準」(企業会計基準第８号　平成17年12月27日)及び「ストック・オプション等に関する会計基準の適用指針」(企業会計基準適用指針第11号　平成18年５月31日)を当中間会計期間から適用しております。この変更による当中間会計期間の損益に与える影響はありません。	――――――	ストック・オプション等に関する会計基準 「ストック・オプション等に関する会計基準」(企業会計基準第８号　平成17年12月27日)及び「ストック・オプション等に関する会計基準の適用指針」(企業会計基準適用指針第11号　最終改正平成18年５月31日)を当事業年度から適用しております。この変更による当事業年度の損益に与える影響はありません。
企業結合に係る会計基準等 「企業結合に係る会計基準」(「企業結合に係る会計基準の設定に関する意見書」(企業会計審議会平成15年10月31日))、「事業分離等に関する会計基準」(企業会計基準第７号　平成17年12月27日)及び「企業結合会計基準及び事業分離等会計基準に関する適用指針」(企業会計基準適用指針第10号　平成17年12月27日)を当中間会計期間から適用しております。	――――――	企業結合に係る会計基準等 「企業結合に係る会計基準」(「企業結合に係る会計基準の設定に関する意見書」(企業会計審議会平成15年10月31日))、「事業分離等に関する会計基準」(企業会計基準第７号　平成17年12月27日)及び「企業結合会計基準及び事業分離等会計基準に関する適用指針」(企業会計基準適用指針第10号　最終改正平成18年12月22日)を当事業年度から適用しております。

前中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）
――――――	金融商品に関する会計基準 「金融商品に関する会計基準」（企業会計基準第10号）及び「金融商品会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第14号）等における有価証券の範囲に関する規定が平成19年６月15日付け及び同７月４日付けで一部改正され、金融商品取引法の施行日以後に終了する事業年度及び中間会計期間から適用されることになったことに伴い、当中間会計期間から改正会計基準及び実務指針を適用しております。	――――――

注記事項

（中間貸借対照表関係）

前中間会計期間 （平成18年９月30日現在）	当中間会計期間 （平成19年９月30日現在）	前事業年度 （平成19年３月31日現在）
※１　有形固定資産の減価償却累計額　2百万円 ２　偶発債務 株式会社三井住友銀行デュッセルドルフ支店の対顧預金払い戻しに関し、ドイツ銀行協会預金保険基金に対して95,475百万円の保証を行っております。	※１　有形固定資産の減価償却累計額　6百万円 ２　偶発債務 株式会社三井住友銀行デュッセルドルフ支店の対顧預金払い戻しに関し、ドイツ銀行協会預金保険基金に対して95,305百万円の保証を行っております。	※１　有形固定資産の減価償却累計額　4百万円 ２　偶発債務 株式会社三井住友銀行デュッセルドルフ支店の対顧預金払い戻しに関し、ドイツ銀行協会預金保険基金に対して52,969百万円の保証を行っております。

（中間損益計算書関係）

前中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）
※１　減価償却実施額 有形固定資産　0百万円 無形固定資産　6百万円 ※２　営業外収益のうち主要なもの 受取利息　208百万円 ※３　営業外費用のうち主要なもの 支払利息　550百万円 支払手数料　179百万円 創立費償却　150百万円	※１　減価償却実施額 有形固定資産　1百万円 無形固定資産　7百万円 ※２　営業外収益のうち主要なもの 受取利息　122百万円 ※３　営業外費用のうち主要なもの 支払利息　4,904百万円 関係会社株式評価損　4,226百万円	※１　減価償却実施額 有形固定資産　2百万円 無形固定資産　13百万円 ※２　営業外収益のうち主要なもの 受取利息　213百万円 ※３　営業外費用のうち主要なもの 支払利息　4,311百万円 支払手数料　3,978百万円 創立費償却　301百万円

（中間株主資本等変動計算書関係）

Ⅰ　前中間会計期間（自　平成18年４月１日　至　平成18年９月30日）

自己株式の種類及び株式数に関する事項

	前事業年度末株式数(株)	当中間会計期間増加株式数(株)	当中間会計期間減少株式数(株)	当中間会計期間末株式数(株)	摘　要
自己株式					
普通株式	6,307.15	702.81	77.62	6,932.34	(注)１，２
第一種優先株式	―	35,000	35,000	―	(注)３
第二種優先株式	―	100,000	100,000	―	(注)４
第三種優先株式	―	500,000	500,000	―	(注)５
合　計	6,307.15	635,702.81	635,077.62	6,932.34	

(注) １　普通株式の自己株式の増加702.81株は、端株の買取りによるものであります。

２　普通株式の自己株式の減少77.62株は、端株の売渡し及びストックオプションの権利行使によるものであります。

３　第一種優先株式の自己株式の増加35,000株は、平成18年５月17日に、定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得によるものであります。また第一種優先株式の自己株式の減少35,000株は、平成18年５月17日に、自己株式の消却を実施したことによるものであります。

４　第二種優先株式の自己株式の増加100,000株は、平成18年５月17日及び同年９月６日に、定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得によるものであります。また第二種優先株式の自己株式の減少100,000株は、平成18年５月17日及び同年９月６日に、自己株式の消却を実施したことによるものであります。

５　第三種優先株式の自己株式の増加500,000株は、平成18年９月29日に、定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得450,000株及び第三種優先株式に係る取得請求権の行使に伴い実施した自己株式の取得50,000株によるものであります。また第三種優先株式の自己株式の減少500,000株は、平成18年９月29日に、自己株式の消却を実施したことによるものであります。

Ⅱ　当中間会計期間（自　平成19年４月１日　至　平成19年９月30日）

自己株式の種類及び株式数に関する事項

	前事業年度末株式数(株)	当中間会計期間増加株式数(株)	当中間会計期間減少株式数(株)	当中間会計期間末株式数(株)	摘　要
自己株式					
普通株式	67,855.95	583.58	130.62	68,308.91	(注)１，２
合　計	67,855.95	583.58	130.62	68,308.91	

(注) １　普通株式の自己株式の増加583.58株は、端株の買取りによるものであります。

２　普通株式の自己株式の減少130.62株は、端株の売渡し及びストック・オプションの権利行使によるものであります。

Ⅲ　前事業年度（自　平成18年４月１日　至　平成19年３月31日）

自己株式の種類及び株式数に関する事項

	前事業年度末株式数(株)	当事業年度増加株式数(株)	当事業年度減少株式数(株)	当事業年度末株式数(株)	摘要
自己株式					
普通株式	6,307.15	61,731.41	182.61	67,855.95	(注)１，２
第一種優先株式	―	35,000	35,000	―	(注)３
第二種優先株式	―	100,000	100,000	―	(注)４
第三種優先株式	―	695,000	695,000	―	(注)５
合計	6,307.15	891,731.41	830,182.61	67,855.95	

(注)１　普通株式の自己株式の増加61,731.41株は、平成18年10月17日に、同年６月29日の定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得60,466株、端株の買取による増加1,265.41株であります。

２　普通株式の自己株式の減少182.61株は、端株の売渡し及びストック・オプションの権利行使によるものであります。

３　第一種優先株式の自己株式の増加35,000株は、平成18年５月17日に、平成17年６月29日の定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得によるものであります。また第一種優先株式の自己株式の減少35,000株は、平成18年５月17日に自己株式の消却を実施したことによるものであります。

４　第二種優先株式の自己株式の増加100,000株は、平成18年５月17日及び同年９月６日に、平成17年６月29日及び平成18年６月29日の定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得によるものであります。また第二種優先株式の自己株式の減少100,000株は、平成18年５月17日及び同年９月６日に自己株式の消却を実施したことによるものであります。

５　第三種優先株式の自己株式の増加695,000株は、平成18年９月29日及び同年10月11日に、同年６月29日の定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得645,000株及び同年９月29日に第三種優先株式に係る取得請求権の行使に伴い実施した自己株式の取得50,000株によるものであります。また第三種優先株式の自己株式の減少695,000株は、平成18年９月29日及び同年10月11日に自己株式の消却を実施したことによるものであります。

(リース取引関係)

Ⅰ　前中間会計期間(自　平成18年４月１日　至　平成18年９月30日)

記載対象の取引はありません。

Ⅱ　当中間会計期間(自　平成19年４月１日　至　平成19年９月30日)

記載対象の取引はありません。

Ⅲ　前事業年度(自　平成18年４月１日　至　平成19年３月31日)

記載対象の取引はありません。

(有価証券関係)

Ⅰ　前中間会計期間(平成18年９月30日現在)

子会社株式及び関連会社株式で時価のあるものはありません。

Ⅱ　当中間会計期間(平成19年９月30日現在)

子会社株式及び関連会社株式で時価のあるもの

	中間貸借対照表計上額	時価	差額
関連会社株式	3,557百万円	3,557百万円	―百万円

Ⅲ　前事業年度(平成19年３月31日現在)

子会社株式及び関連会社株式で時価のあるものはありません。

(企業結合等関係)

Ⅰ　前中間会計期間(自　平成18年４月１日　至　平成18年９月30日)

(共通支配下の取引等関係)

「第５　経理の状況　１　中間連結財務諸表等　(1)　中間連結財務諸表　注記事項(企業結合等関係)」に記載しております。

Ⅱ　当中間会計期間(自　平成19年４月１日　至　平成19年９月30日)

該当ありません。

Ⅲ　前事業年度(自　平成18年４月１日　至　平成19年３月31日)

(共通支配下の取引等関係)

「第５　経理の状況　１　中間連結財務諸表等　(1)　中間連結財務諸表　注記事項(企業結合等関係)」に記載しております。

（重要な後発事象）

前中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）
１　当社は、平成18年10月５日開催の取締役会において、株式会社整理回収機構が保有しております第三種優先株式に関し、次のとおり自己の株式の取得及び消却を決議し、平成18年10月11日に実施いたしました。なお、本優先株式の取得は、会社法第155条第３号及び第156条第１項の規定に基づく自己の株式の取得枠の範囲内で行うものであります。 第三種優先株式 (1) 取得・消却株式の総数 195,000株 (2) 取得価額の総額 222,241,500,000円 ２　当社は、平成18年10月13日開催の取締役会において、自己の株式の取得枠設定等を決議し、当該決議に基づき平成18年10月17日に自己の株式の取得を実施しております。 (1) 自己の株式の取得枠設定等に関する取締役会の決議内容 ①平成18年６月29日付定時株主総会決議等に基づく自己の株式の取得 (イ) 取得する株式の種類 当社普通株式 (ロ) 取得する株式の数 60,466株(上限) (ハ) 株式を取得するのと引換えに交付する金銭の総額 79,639,200,000円(上限) (ニ) 取得期間 平成18年10月16日から 平成18年12月29日まで	――――――	――――――

前中間会計期間 (自　平成18年４月１日 至　平成18年９月30日)	当中間会計期間 (自　平成19年４月１日 至　平成19年９月30日)	前事業年度 (自　平成18年４月１日 至　平成19年３月31日)
②当社定款第８条の規定に基づく自己の株式の取得枠 (イ)取得する株式の種類 当社普通株式 (ロ)取得する株式の数 6,700株(上限) (ハ)株式を取得するのと引換えに交付する金銭の総額 10,000,000,000円(上限) (ニ)取得期間 平成18年10月16日から 平成18年12月29日まで (2)自己の株式の取得 ①取得した株式の種類 当社普通株式 ②取得した株式の数 60,466株 ③取得価額(総額) 1,270,000円 (総額76,791,820,000円) ④取得方法 東京証券取引所のToSTNeT-2(終値取引)による買付け なお、株式会社整理回収機構が当社普通株式60,466株(同機構が保有していた当社発行の第三種優先株式50,000株(取得請求総額50,000百万円)の平成18年９月29日付取得請求権行使により、当社が同機構宛に交付した当社普通株式の全部)を、平成18年10月17日に76,791,820,000円にて売却したことが、預金保険機構から公表されております。	――	――

(2) 【その他】

中間配当(会社法第454条第５項の規定による剰余金の配当)

平成19年11月19日開催の取締役会において、第６期の中間配当につき次のとおり決議いたしました。

中間配当金の総額	44,806百万円
１株当たりの中間配当金	
普通株式	5,000円
優先株式	
第四種優先株式	67,500円
第六種優先株式	44,250円
効力発生日及び支払開始日	平成19年12月７日

第６　【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出しております。

(1) 有価証券報告書及びその添付書類　　事業年度（第５期）　　自　平成18年４月１日　至　平成19年３月31日　　平成19年６月29日関東財務局長に提出。

(2) 臨時報告書の訂正報告書　　平成19年７月30日関東財務局長に提出。
平成18年10月13日提出の臨時報告書に係る訂正報告書であります。

(3) 自己株券買付状況報告書　　平成19年４月13日
平成19年５月15日
及び平成19年６月15日
関東財務局長に提出。

第二部 【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の中間監査報告書

平成18年12月５日

株式会社三井住友フィナンシャルグループ

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐　藤　正　典	㊞
指定社員 業務執行社員	公認会計士	沼　野　廣　志	㊞
指定社員 業務執行社員	公認会計士	山　田　裕　行	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友フィナンシャルグループの平成18年４月１日から平成19年３月31日までの連結会計年度の中間連結会計期間（平成18年４月１日から平成18年９月30日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結株主資本等変動計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、株式会社三井住友フィナンシャルグループ及び連結子会社の平成18年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成18年４月１日から平成18年９月30日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

追記情報

重要な後発事象に記載されているとおり、

①　会社は平成18年10月５日開催の取締役会における決議に基づき、平成18年10月11日に自己の株式の取得及び消却を実施した。

②　会社は平成18年10月13日開催の取締役会における決議に基づき、平成18年10月17日に自己の株式の取得を実施した。

③　会社は平成18年12月４日開催の取締役会において、海外特別目的子会社の設立及び当該海外特別目的子会社による優先出資証券の発行を決議した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

独立監査人の中間監査報告書

平成19年12月５日

株式会社三井住友フィナンシャルグループ

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐　藤　正　典	㊞
指定社員 業務執行社員	公認会計士	沼　野　廣　志	㊞
指定社員 業務執行社員	公認会計士	山　田　裕　行	㊞

当監査法人は、金融商品取引法第193条の２第１項の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友フィナンシャルグループの平成19年４月１日から平成20年３月31日までの連結会計年度の中間連結会計期間（平成19年４月１日から平成19年９月30日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結株主資本等変動計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、株式会社三井住友フィナンシャルグループ及び連結子会社の平成19年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成19年４月１日から平成19年９月30日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

追記情報

重要な後発事象に記載されているとおり、三井住友銀リース株式会社と住商リース株式会社、住商オートリース株式会社と三井住友銀オートリース株式会社は、それぞれ平成19年10月１日に合併した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

独立監査人の中間監査報告書

平成18年12月5日

株式会社三井住友フィナンシャルグループ
取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐　藤　正　典	㊞
指定社員 業務執行社員	公認会計士	沼　野　廣　志	㊞
指定社員 業務執行社員	公認会計士	山　田　裕　行	㊞

当監査法人は、証券取引法第193条の2の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友フィナンシャルグループの平成18年4月1日から平成19年3月31日までの第5期事業年度の中間会計期間（平成18年4月1日から平成18年9月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表、中間損益計算書及び中間株主資本等変動計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、株式会社三井住友フィナンシャルグループの平成18年9月30日現在の財政状態及び同日をもって終了する中間会計期間（平成18年4月1日から平成18年9月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

追記情報

重要な後発事象に記載されているとおり、

① 会社は平成18年10月5日開催の取締役会における決議に基づき、平成18年10月11日に自己の株式の取得及び消却を実施した。

② 会社は平成18年10月13日開催の取締役会における決議に基づき、平成18年10月17日に自己の株式の取得を実施した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※ 上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

独立監査人の中間監査報告書

平成19年12月５日

株式会社三井住友フィナンシャルグループ
取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐　藤　正　典	㊞
指定社員 業務執行社員	公認会計士	沼　野　廣　志	㊞
指定社員 業務執行社員	公認会計士	山　田　裕　行	㊞

当監査法人は、金融商品取引法第193条の２第１項の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友フィナンシャルグループの平成19年４月１日から平成20年３月31日までの第６期事業年度の中間会計期間（平成19年４月１日から平成19年９月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表、中間損益計算書及び中間株主資本等変動計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、株式会社三井住友フィナンシャルグループの平成19年９月30日現在の財政状態及び同日をもって終了する中間会計期間（平成19年４月１日から平成19年９月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

半　期　報　告　書

（第５期中）　自　平成19年４月１日
至　平成19年９月30日

株式会社　三井住友銀行

第５期中（自平成19年４月１日　至平成19年９月30日）

半　期　報　告　書

１　本書は半期報告書を金融商品取引法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用し提出したデータに目次及び頁を付して出力・印刷したものであります。

２　本書には、上記の方法により提出した半期報告書に添付された中間監査報告書を末尾に綴じ込んでおります。

株式会社 三井住友銀行

目　　　　　次

頁

第５期中 半期報告書

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成19年12月６日
【中間会計期間】	第５期中(自　平成19年４月１日　至　平成19年９月30日)
【会社名】	株式会社三井住友銀行
【英訳名】	Sumitomo Mitsui Banking Corporation
【代表者の役職氏名】	頭取　　奥　　正　之
【本店の所在の場所】	東京都千代田区有楽町一丁目１番２号
【電話番号】	(03)3501-1111(大代表)
【事務連絡者氏名】	財務企画部副部長　正　脇　久　昌
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	金融商品取引法の規定による備置場所はありません。

第１ 【企業の概況】

１ 【主要な経営指標等の推移】

(1) 最近３中間連結会計期間及び最近２連結会計年度に係る主要な経営指標等の推移

		平成17年度中間連結会計期間	平成18年度中間連結会計期間	平成19年度中間連結会計期間	平成17年度	平成18年度
		(自平成17年4月1日 至平成17年9月30日)	(自平成18年4月1日 至平成18年9月30日)	(自平成19年4月1日 至平成19年9月30日)	(自平成17年4月1日 至平成18年3月31日)	(自平成18年4月1日 至平成19年3月31日)
連結経常収益	百万円	1,305,043	1,352,539	1,554,755	2,750,274	2,925,665
うち連結信託報酬	百万円	4,284	1,407	2,239	8,626	3,482
連結経常利益	百万円	422,928	318,765	316,035	862,062	716,697
連結中間純利益	百万円	310,772	220,078	171,308	―	―
連結当期純利益	百万円	―	―	―	563,584	401,795
連結純資産額	百万円	3,080,642	4,497,004	5,410,538	3,598,294	5,412,458
連結総資産額	百万円	99,841,434	100,049,543	103,722,670	104,418,597	98,570,638
１株当たり純資産額	円	32,069.28	54,445.50	67,409.07	41,444.83	67,823.69
１株当たり中間純利益	円	5,628.61	3,963.89	2,984.80	―	―
１株当たり当期純利益	円	―	―	―	9,864.54	7,072.09
潜在株式調整後１株当たり中間純利益	円	5,479.30	3,897.22	2,984.74	―	―
潜在株式調整後１株当たり当期純利益	円	―	―	―	9,827.19	7,012.46
連結自己資本比率(国際統一基準)	%	11.19	10.86	12.05	10.77	12.95
営業活動によるキャッシュ・フロー	百万円	△1,064,967	△5,467,129	925,336	2,552,078	△8,335,522
投資活動によるキャッシュ・フロー	百万円	1,003,095	3,092,619	△417,850	△381,284	5,177,694
財務活動によるキャッシュ・フロー	百万円	168,613	△311,083	2,434	54,358	△81,995
現金及び現金同等物の中間期末残高	百万円	3,034,762	2,459,896	2,437,692	―	―
現金及び現金同等物の期末残高	百万円	―	―	―	5,155,217	1,907,823
従業員数［外、平均臨時従業員数］	人	33,717 [12,862]	32,082 [13,149]	36,103 [13,345]	32,918 [12,923]	31,718 [13,222]
信託財産額	百万円	880,586	1,288,805	1,027,818	1,305,915	1,174,396

(注) １ 当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

２ 平成18年度中間連結会計期間から、連結純資産額及び連結総資産額の算定に当たっては「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第５号)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第８号)を適用しております。

３ 平成18年度中間連結会計期間から、１株当たり純資産額は、「１株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第４号)が改正されたことに伴い、繰延ヘッジ損益を含めて算出しております。

４ 連結自己資本比率は、平成18年度から、銀行法第14条の２の規定に基づく平成18年金融庁告示第19号に定められた算式に基づき算出しております。当行は国際統一基準を適用しております。なお、平成18年度中間連結会計期間以前は、銀行法第14条の２の規定に基づく平成５年大蔵省告示第55号に定められた算式に基づき算出しております。

５ 信託財産額は、「金融機関の信託業務の兼営等に関する法律」に基づく信託業務に係る信託財産額を記載しております。なお、該当する信託業務を営む会社は提出会社１社であります。

(2) 当行の最近３中間会計期間及び最近２事業年度に係る主要な経営指標等の推移

回次		第３期中	第４期中	第５期中	第３期	第４期
決算年月		平成17年９月	平成18年９月	平成19年９月	平成18年３月	平成19年３月
経常収益	百万円	1,091,687	1,115,678	1,307,652	2,287,935	2,451,351
うち信託報酬	百万円	4,284	1,407	2,239	8,626	3,482
経常利益	百万円	359,778	269,078	157,849	720,933	573,313
中間純利益	百万円	298,766	183,646	63,798	—	—
当期純利益	百万円	—	—	—	519,520	315,740
資本金	百万円	664,986	664,986	664,986	664,986	664,986
発行済株式総数	千株	普通株式 55,212 優先株式 900	普通株式 56,202 優先株式 900	普通株式 56,355 優先株式 70	普通株式 55,212 優先株式 900	普通株式 56,355 優先株式 70
純資産額	百万円	3,171,235	3,492,390	3,856,300	3,634,776	3,992,884
総資産額	百万円	93,293,761	93,149,162	94,307,182	97,443,428	91,537,228
預金残高	百万円	63,380,886	66,147,242	66,379,291	65,070,784	66,235,002
貸出金残高	百万円	50,949,158	53,902,477	55,025,706	51,857,559	53,756,440
有価証券残高	百万円	23,039,486	22,047,445	19,860,123	25,202,541	20,060,873
１株当たり配当額	円	—	—	普通株式 1,269 第１回第六種 優先株式 44,250	普通株式 5,714 第一種優先株式 10,500 第二種優先株式 28,500 第三種優先株式 13,700 第１回第六種 優先株式 88,500	普通株式 763 第１回第六種 優先株式 88,500
単体自己資本比率 (国際統一基準)	%	12.00	11.48	12.65	11.35	13.45
従業員数	人	16,806	16,686	17,945	16,050	16,407
信託財産額	百万円	880,586	1,288,805	1,027,818	1,305,915	1,174,396
信託勘定貸出金残高	百万円	9,880	8,080	4,150	7,870	5,350
信託勘定有価証券残高	百万円	150,999	241,904	285,533	238,205	267,110

(注) 1　消費税及び地方消費税の会計処理は、税抜方式によっております。

2　第４期中より、純資産及び総資産額の算定に当たっては、「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第５号)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第８号)を適用しております。

3　単体自己資本比率は、第４期から、銀行法第14条の２の規定に基づく平成18年金融庁告示第19号に定められた算式に基づき算出しております。当行は国際統一基準を適用しております。

なお、第４期中以前は、銀行法第14条の２の規定に基づく平成５年大蔵省告示55号に定められた算式に基づき算出しております。

4　信託財産額は、「金融機関の信託業務の兼営等に関する法律」に基づく信託業務に係る信託財産額を記載しております。

2 【事業の内容】

当中間連結会計期間において、当行グループ(当行及び当行の関係会社)が営む事業の内容については、重要な変更はありません。また、主要な関係会社の異動については、次のとおりであります。

(その他事業)

国内において消費者金融業務を行う三洋信販株式会社、クレジットカード業務を行うポケットカード株式会社、個品割賦あっせん・総合割賦あっせん業務を行う株式会社セントラルファイナンスをそれぞれ当行の持分法適用関連会社といたしました。

3 【関係会社の状況】

当中間連結会計期間において、新たに当行の関係会社となった会社及び新たに連結子会社となった持分法適用関連会社のうち主要なものは次のとおりであります。

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有割合(%)	当行との関係内容				
					役員の兼任等(人)	資金援助	営業上の取引	設備の賃貸借	業務提携
(連結子会社) 株式会社クオーク (注)5	東京都港区	4,750	その他事業(個品割賦あっせん・総合割賦あっせん業)	18.33 (7.33) [38.2]	12	—	金銭貸借関係 預金取引関係	—	—
(持分法適用関連会社) 三洋信販株式会社 (注)4	福岡市博多区	16,268	その他事業(消費者金融業)	— [95.44]	2 (1)	—	金銭貸借関係 預金取引関係	—	—
ポケットカード株式会社 (注)4	東京都港区	11,268	その他事業(クレジットカード業)	— [47.02]	4 (2)	—	金銭貸借関係 預金取引関係	—	—
株式会社セントラルファイナンス (注)4	名古屋市中区	23,254	その他事業(個品割賦あっせん・総合割賦あっせん業)	15.33 [9.41]	—	—	金銭貸借関係 預金取引関係	—	(注)6

(注) 1 「主要な事業の内容」欄には、事業の種類別セグメントの名称を記載しております。

2 「議決権の所有割合」欄の( )内は子会社による間接所有の割合(内書き)、[ ]内は緊密な者及び同意している者の所有割合(外書き)であります。

3 「当行との関係内容」の「役員の兼任等」欄の( )内は、当行の役員(内書き)であります。

4 上記関係会社のうち、有価証券報告書を提出している会社は、三洋信販株式会社、ポケットカード株式会社及び株式会社セントラルファイナンスであります。

5 株式会社クオークは議決権の所有割合の増加により子会社となったため、当中間連結会計期間から連結子会社としております。

6 当行、株式会社三井住友フィナンシャルグループ、三井住友カード株式会社及び株式会社クオークは、株式会社セントラルファイナンス及び三井物産株式会社との間で、コンシューマー・ファイナンス事業分野における業務提携を行っております。

4 【従業員の状況】

(1) 連結会社における従業員数

(平成19年９月30日現在)

	銀行業	その他事業	合計
従業員数(人) [外、平均臨時従業員数]	22,967 [8,290]	13,136 [5,055]	36,103 [13,345]

(注) 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員15,413人を含んでおりません。

(2) 当行の従業員数

(平成19年９月30日現在)

従業員数(人)	17,945

(注) 1 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員345人を含んでおりません。
なお、取締役を兼務しない執行役員62人は従業員数に含めておりません。
2 当行の従業員組合は、三井住友銀行従業員組合と称し、組合員数は16,024人であります。労使間においては特記すべき事項はありません。

第２ 【事業の状況】

１ 【業績等の概要】

(1) 業績

① 経済金融環境

当中間連結会計期間の経済環境を顧みますと、海外では、欧州やアジアで堅調な景気の拡大が続き、米国では住宅建設の減少等により経済成長が緩やかなものになりました。わが国では、一部に弱い動きが見られたものの、輸出の増加と堅調な設備投資を背景に緩やかな景気拡大が続きました。

金融資本市場におきましては、米国の住宅金融における不良債権問題の拡がり等を背景に、米国の政策金利が９月に引き下げられました。一方、国内では政策金利が据え置かれ、短期市場金利である無担保コールレート(オーバーナイト物)はほぼ横ばいで推移しました。長期市場金利である10年物国債の流通利回りは期中に上昇したものの、欧米長期金利の低下を受けて期末には概ね期初の水準に戻りました。こうした経済金融情勢や世界的なリスク再評価等の動きを背景に、前期末対比で日経平均株価は下落し、対米ドル為替レートは円高となりました。

金融界におきましては、幅広い金融商品について横断的な利用者保護の枠組み等を整備した金融商品取引法や、全面的に内容を見直した新たな信託法が９月末に施行されました。また、４月に住宅金融公庫が廃止され、新たに独立行政法人住宅金融支援機構が発足したほか、５月には５つの政府系金融機関を統合するための日本政策金融公庫法が成立し、10月１日には郵政事業の民営化が実施されました。

② 経営戦略

当行グループは、経済金融情勢や競争環境といった経営環境が大きく変化したことを踏まえ、今年度、平成21年度までの３年間を対象とする中期経営計画「LEAD THE VALUE計画」をスタートさせました。

本計画では、当行グループがお客さまに提供する付加価値である「先進性」「スピード」「提案・解決力」を極大化することによって、「最高の信頼を得られ世界に通じる金融グループ」を目指していくことを基本方針とし、経営目標として、

○ 成長事業領域におけるトップクオリティの実現

○ グローバルプレーヤーに相応しい財務体質の実現

○ 株主還元の充実

の３点を掲げております。

また、本計画におきましては、「成長事業領域の重点的強化」と「持続的成長に向けた企業基盤の整備」の２点を基軸として、戦略施策を展開してまいります。

(1) 成長事業領域の重点的強化

今後大きく成長する事業領域にフォーカスし、その領域においてお客さまの期待を超える価値を提供することによってトップクオリティを実現、持続的成長を果たしてまいります。当社が特に注力する成長事業領域は以下の７つです。

① 個人向け金融コンサルティングビジネス

② 法人向けソリューションビジネス

③ グローバルマーケットにおける特定分野

④ 支払・決済・コンシューマーファイナンス

⑤ 投資銀行・信託業務

⑥ 自己勘定投資

⑦ アセット回転型ビジネス

(2) 持続的成長に向けた企業基盤の整備

中長期的な経営目標や戦略施策を主軸とした業績目標・評価制度の導入、成長事業領域においてトップクオリティに挑戦するプロフェッショナル集団を育成するための体制整備、戦略展開に柔軟に対応できるIT基盤・事務インフラ等の整備を進め、コンプライアンス態勢を強化し、ALM・リスク管理体制を高度化することによって、付加価値の極大化を目指してまいります。

当行グループは、本計画の遂行に全役職員一丸となって全力で取り組み、持続的成長を通じて、企業価値の更なる向上を目指してまいります。

③ 営業の成果

当中間連結会計期間における業績は以下のとおりとなりました。

業容面では、預金は、前連結会計年度末対比7,726億円増加して72兆9,729億円となり、譲渡性預金は、同454億円減少して２兆5,807億円となりました。

一方、貸出金は、海外で高格付け企業への貸出やプロジェクトファイナンス等を積極的に行ったことを主因に、前連結会計年度末対比１兆5,936億円増加の61兆2,114億円となりました。

総資産は、同５兆1,520億円増加し、103兆7,226億円となりました。

損益面では、経常収益は、海外での貸出金残高の増加や国内市場金利の上昇に伴う貸出金利息の増加を主因に資金運用収益が増加したことや、持分法適用会社の業績回復を主因としてその他経常収益が増加したこと等により、前中間連結会計期間対比15.0％増の１兆5,547億円となりました。経常費用は、前連結会計年度に債券ポートフォリオのリスク圧縮を進めたことによる国債等債券損益の大幅な改善を主因にその他業務費用が減少する一方、預金利息の増加等による資金調達費用の増加や与信関係費用の増加並びに保有株式の減損等によるその他経常費用の増加を主因に、前中間連結会計期間対比19.8％増の1兆2,387億円となりました。その結果、経常利益は3,160億円、特別損益等を勘案した中間純利益は1,713億円となりました。

純資産額は、中間純利益の計上等により株主資本が前連結会計年度末対比1,715億円増加の３兆216億円となる一方、その他有価証券評価差額金が同2,076億円減少の１兆617億円となったことを主因として、同19億円減少の５兆4,105億円となりました。

事業の種類別では、銀行業、その他事業の内部取引消去前の経常収益シェアが、銀行業が89（前中間連結会計期間対比＋３）％、その他事業が11（同△３）％、となりました。

また、所在地別の内部取引消去前の経常収益シェアは、日本が74（前中間連結会計期間対比△２）％、米州が10（同＋０）％、欧州・中近東、アジア・オセアニアは、各々８（同＋２）％、８（同△０）％となりました。

連結自己資本比率は、12.05％となりました。

(2) キャッシュ・フロー

当中間連結会計期間のキャッシュ・フローは、資金の運用・調達や貸出金・預金の増減等の「営業活動によるキャッシュ・フロー」が前中間連結会計期間対比６兆3,924億円増加して9,253億円、有価証券の取得・売却や有形固定資産及びリース資産の取得・売却等の「投資活動によるキャッシュ・フロー」が同３兆5,104億円減少して△4,178億円、劣後調達等の「財務活動によるキャッシュ・フロー」が同3,135億円増加して24億円となりました。

その結果、当中間連結会計期間末の現金及び現金同等物の残高は、前連結会計年度末対比5,298億円増加して２兆4,376億円となりました。

(3) 国内・海外別業績

① 国内・海外別収支

当中間連結会計期間の資金運用収支は前中間連結会計期間比483億円の増益となる5,985億円、信託報酬は同８億円の増益となる22億円、役務取引等収支は同199億円の減益となる2,039億円、特定取引収支は同560億円の増益となる1,076億円、その他業務収支は同196億円の増益となる△127億円となりました。

国内・海外別に見ますと、国内の資金運用収支は前中間連結会計期間比260億円の増益となる4,976億円、信託報酬は同８億円の増益となる22億円、役務取引等収支は同242億円の減益となる1,739億円、特定取引収支は同572億円の増益となる1,040億円、その他業務収支は同163億円の増益となる△201億円となりました。

海外の資金運用収支は前中間連結会計期間比235億円の増益となる1,097億円、役務取引等収支は同42億円の増益となる302億円、特定取引収支は同12億円の減益となる35億円、その他業務収支は同34億円の増益となる73億円となりました。

種類	期別	国内	海外	相殺消去額(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
資金運用収支	前中間連結会計期間	471,575	86,128	△7,444	550,259
	当中間連結会計期間	497,614	109,725	△8,779	598,560
うち資金運用収益	前中間連結会計期間	653,903	260,926	△20,280	894,549
	当中間連結会計期間	749,447	356,076	△32,676	1,072,847
うち資金調達費用	前中間連結会計期間	182,327	174,798	△12,835	344,290
	当中間連結会計期間	251,833	246,351	△23,897	474,287
信託報酬	前中間連結会計期間	1,407	—	—	1,407
	当中間連結会計期間	2,239	—	—	2,239
役務取引等収支	前中間連結会計期間	198,190	25,924	△183	223,932
	当中間連結会計期間	173,913	30,206	△154	203,965
うち役務取引等収益	前中間連結会計期間	255,740	29,029	△324	284,445
	当中間連結会計期間	233,692	34,967	△528	268,131
うち役務取引等費用	前中間連結会計期間	57,549	3,105	△141	60,513
	当中間連結会計期間	59,778	4,760	△374	64,165
特定取引収支	前中間連結会計期間	46,773	4,839	—	51,613
	当中間連結会計期間	104,066	3,584	—	107,651
うち特定取引収益	前中間連結会計期間	57,247	15,023	△17,774	54,496
	当中間連結会計期間	105,604	7,974	△5,927	107,651
うち特定取引費用	前中間連結会計期間	10,473	10,184	△17,774	2,883
	当中間連結会計期間	1,538	4,389	△5,927	—
その他業務収支	前中間連結会計期間	△36,434	3,953	62	△32,418
	当中間連結会計期間	△20,118	7,376	18	△12,723
うちその他業務収益	前中間連結会計期間	90,069	8,138	△23	98,184
	当中間連結会計期間	64,779	8,867	18	73,665
うちその他業務費用	前中間連結会計期間	126,504	4,184	△85	130,603
	当中間連結会計期間	84,897	1,490	—	86,388

(注) 1 「国内」とは、当行(海外店を除く)及び国内連結子会社であります。

2 「海外」とは、当行の海外店及び在外連結子会社であります。

3 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用(前中間連結会計期間１百万円、当中間連結会計期間４百万円)を資金調達費用から控除して表示しております。

4 「国内」「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

② 国内・海外別資金運用／調達の状況

当中間連結会計期間の資金運用勘定の平均残高は前中間連結会計期間比5,959億円減少して86兆6,781億円、利回りは同0.43％増加して2.48％となりました。また、資金調達勘定の平均残高は同1兆3,899億円減少して86兆3,220億円、利回りは同0.31％増加して1.10％となりました。

国内・海外別に見ますと、国内の資金運用勘定の平均残高は前中間連結会計期間比2兆4,690億円減少して74兆9,202億円、利回りは同0.31％増加して2.00％となりました。また、資金調達勘定の平均残高は2兆2,522億円減少して78兆447億円、利回りは同0.20％増加して0.65％となりました。

海外の資金運用勘定の平均残高は前中間連結会計期間比2兆2,947億円増加して12兆8,316億円、利回りは同0.60％増加して5.55％となりました。また、資金調達勘定の平均残高は同1兆2,840億円増加して9兆3,511億円、利回りは同0.94％増加して5.27％となりました。

ア 国内

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(%)
資金運用勘定	前中間連結会計期間	77,389,276	653,903	1.69
	当中間連結会計期間	74,920,219	749,447	2.00
うち貸出金	前中間連結会計期間	51,681,922	465,418	1.80
	当中間連結会計期間	51,793,851	546,240	2.11
うち有価証券	前中間連結会計期間	20,796,307	137,093	1.32
	当中間連結会計期間	17,484,421	142,827	1.63
うちコールローン及び買入手形	前中間連結会計期間	883,704	8,165	1.85
	当中間連結会計期間	854,841	9,629	2.25
うち買現先勘定	前中間連結会計期間	42,697	19	0.09
	当中間連結会計期間	63,945	180	0.57
うち債券貸借取引支払保証金	前中間連結会計期間	1,437,162	1,615	0.22
	当中間連結会計期間	1,217,962	4,142	0.68
うち預け金	前中間連結会計期間	1,137,894	13,690	2.41
	当中間連結会計期間	1,951,449	20,798	2.13
資金調達勘定	前中間連結会計期間	80,297,039	182,327	0.45
	当中間連結会計期間	78,044,740	251,833	0.65
うち預金	前中間連結会計期間	65,346,827	76,232	0.23
	当中間連結会計期間	65,536,136	122,942	0.38
うち譲渡性預金	前中間連結会計期間	2,698,169	1,790	0.13
	当中間連結会計期間	2,456,309	6,928	0.56
うちコールマネー及び売渡手形	前中間連結会計期間	3,937,832	1,608	0.08
	当中間連結会計期間	1,775,304	4,576	0.52
うち売現先勘定	前中間連結会計期間	142,187	127	0.18
	当中間連結会計期間	41,029	112	0.55
うち債券貸借取引受入担保金	前中間連結会計期間	2,349,592	33,050	2.81
	当中間連結会計期間	1,637,532	18,397	2.25
うち借用金	前中間連結会計期間	1,735,236	16,011	1.85
	当中間連結会計期間	2,728,188	33,045	2.42
うち短期社債	前中間連結会計期間	3,781	5	0.31
	当中間連結会計期間	2,420	8	0.67
うち社債	前中間連結会計期間	3,673,388	33,129	1.80
	当中間連結会計期間	3,596,768	36,062	2.01

(注) 1 「国内」とは、当行(海外店を除く)及び国内連結子会社であります。

2 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の国内連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3 無利息預け金の平均残高(前中間連結会計期間1,413,875百万円、当中間連結会計期間767,076百万円)を資金運用勘定から控除して表示しております。

4 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前中間連結会計期間2,607百万円、当中間連結会計期間2,564百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前中間連結会計期間2,607百万円、当中間連結会計期間2,564百万円)及び利息(前中間連結会計期間1百万円、当中間連結会計期間4百万円)を資金調達勘定から、それぞれ控除して表示しております。

イ　海外

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(%)
資金運用勘定	前中間連結会計期間	10,536,815	260,926	4.95
	当中間連結会計期間	12,831,606	356,076	5.55
うち貸出金	前中間連結会計期間	7,236,264	181,394	5.01
	当中間連結会計期間	8,648,760	237,682	5.50
うち有価証券	前中間連結会計期間	1,085,709	28,609	5.27
	当中間連結会計期間	1,125,744	34,775	6.18
うちコールローン及び買入手形	前中間連結会計期間	177,086	4,827	5.45
	当中間連結会計期間	255,133	6,978	5.47
うち買現先勘定	前中間連結会計期間	160,353	3,732	4.65
	当中間連結会計期間	264,308	4,077	3.09
うち債券貸借取引支払保証金	前中間連結会計期間	—	—	—
	当中間連結会計期間	—	—	—
うち預け金	前中間連結会計期間	1,363,415	26,398	3.87
	当中間連結会計期間	2,168,044	46,482	4.29
資金調達勘定	前中間連結会計期間	8,067,107	174,798	4.33
	当中間連結会計期間	9,351,128	246,351	5.27
うち預金	前中間連結会計期間	6,244,001	125,375	4.02
	当中間連結会計期間	7,723,565	156,022	4.04
うち譲渡性預金	前中間連結会計期間	761,386	18,824	4.94
	当中間連結会計期間	699,180	19,604	5.61
うちコールマネー及び売渡手形	前中間連結会計期間	251,630	5,632	4.48
	当中間連結会計期間	311,950	7,062	4.53
うち売現先勘定	前中間連結会計期間	347,611	8,563	4.93
	当中間連結会計期間	112,325	2,892	5.15
うち債券貸借取引受入担保金	前中間連結会計期間	—	—	—
	当中間連結会計期間	—	—	—
うち借用金	前中間連結会計期間	84,867	722	1.70
	当中間連結会計期間	181,534	4,795	5.28
うち短期社債	前中間連結会計期間	—	—	—
	当中間連結会計期間	—	—	—
うち社債	前中間連結会計期間	368,175	10,763	5.85
	当中間連結会計期間	308,609	9,964	6.46

(注)　1　「海外」とは、当行の海外店及び在外連結子会社であります。

2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の在外連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3　無利息預け金の平均残高(前中間連結会計期間39,070百万円、当中間連結会計期間73,509百万円)を資金運用勘定から控除して表示しております。

ウ　合計

種類	期別	平均残高(百万円)			利息(百万円)			利回り(%)
		小計	相殺消去額(△)	合計	小計	相殺消去額(△)	合計	
資金運用勘定	前中間連結会計期間	87,926,091	△651,978	87,274,112	914,829	△20,280	894,549	2.05
	当中間連結会計期間	87,751,826	△1,073,676	86,678,149	1,105,524	△32,676	1,072,847	2.48
うち貸出金	前中間連結会計期間	58,918,187	△554,880	58,363,306	646,813	△11,190	635,622	2.18
	当中間連結会計期間	60,442,611	△869,058	59,573,552	783,923	△21,765	762,157	2.56
うち有価証券	前中間連結会計期間	21,882,017	―	21,882,017	165,702	△7,448	158,254	1.45
	当中間連結会計期間	18,610,166	―	18,610,166	177,602	△8,781	168,821	1.81
うちコールローン及び買入手形	前中間連結会計期間	1,060,790	―	1,060,790	12,993	―	12,993	2.45
	当中間連結会計期間	1,109,974	―	1,109,974	16,607	―	16,607	2.99
うち買現先勘定	前中間連結会計期間	203,051	―	203,051	3,751	―	3,751	3.69
	当中間連結会計期間	328,254	―	328,254	4,258	―	4,258	2.59
うち債券貸借取引支払保証金	前中間連結会計期間	1,437,162	―	1,437,162	1,615	―	1,615	0.22
	当中間連結会計期間	1,217,962	―	1,217,962	4,142	―	4,142	0.68
うち預け金	前中間連結会計期間	2,501,309	△96,566	2,404,743	40,089	△1,641	38,448	3.20
	当中間連結会計期間	4,119,493	△202,691	3,916,801	67,280	△2,129	65,150	3.33
資金調達勘定	前中間連結会計期間	88,364,146	△652,150	87,711,996	357,126	△12,835	344,290	0.79
	当中間連結会計期間	87,395,869	△1,073,869	86,322,000	498,184	△23,897	474,287	1.10
うち預金	前中間連結会計期間	71,590,829	△96,590	71,494,239	201,608	△1,641	199,967	0.56
	当中間連結会計期間	73,259,702	△202,800	73,056,901	278,965	△2,129	276,835	0.76
うち譲渡性預金	前中間連結会計期間	3,459,555	―	3,459,555	20,615	―	20,615	1.19
	当中間連結会計期間	3,155,490	―	3,155,490	26,532	―	26,532	1.68
うちコールマネー及び売渡手形	前中間連結会計期間	4,189,463	―	4,189,463	7,240	―	7,240	0.35
	当中間連結会計期間	2,087,255	―	2,087,255	11,638	―	11,638	1.12
うち売現先勘定	前中間連結会計期間	489,799	―	489,799	8,691	―	8,691	3.55
	当中間連結会計期間	153,354	―	153,354	3,005	―	3,005	3.92
うち債券貸借取引受入担保金	前中間連結会計期間	2,349,592	―	2,349,592	33,050	―	33,050	2.81
	当中間連結会計期間	1,637,532	―	1,637,532	18,397	―	18,397	2.25
うち借用金	前中間連結会計期間	1,820,103	△555,029	1,265,074	16,734	△11,194	5,540	0.88
	当中間連結会計期間	2,909,723	△869,142	2,040,580	37,841	△21,767	16,073	1.58
うち短期社債	前中間連結会計期間	3,781	―	3,781	5	―	5	0.31
	当中間連結会計期間	2,420	―	2,420	8	―	8	0.67
うち社債	前中間連結会計期間	4,041,564	―	4,041,564	43,893	―	43,893	2.17
	当中間連結会計期間	3,905,378	―	3,905,378	46,027	―	46,027	2.36

(注) 1　「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3　無利息預け金の平均残高(前中間連結会計期間1,452,922百万円、当中間連結会計期間840,477百万円)を資金運用勘定から控除して表示しております。

4　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前中間連結会計期間2,607百万円、当中間連結会計期間2,564百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前中間連結会計期間2,607百万円、当中間連結会計期間2,564百万円)及び利息(前中間連結会計期間1百万円、当中間連結会計期間4百万円)を資金調達勘定から、それぞれ控除して表示しております。

③　国内・海外別役務取引の状況

当中間連結会計期間の役務取引等収益は前中間連結会計期間比163億円減少して2,681億円、一方役務取引等費用は同36億円増加して641億円となったことから、役務取引等収支は同199億円の減益となる2,039億円となりました。

国内・海外別に見ますと、国内の役務取引等収益は前中間連結会計期間比220億円減少して2,336億円、一方役務取引等費用は同22億円増加して597億円となったことから、役務取引等収支は同242億円の減益となる1,739億円となりました。

海外の役務取引等収益は前中間連結会計期間比59億円増加して349億円、一方役務取引等費用は同16億円増加して47億円となったことから、役務取引等収支は同42億円の増益となる302億円となりました。

種類	期別	国内	海外	相殺消去額(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
役務取引等収益	前中間連結会計期間	255,740	29,029	△324	284,445
	当中間連結会計期間	233,692	34,967	△528	268,131
うち預金・貸出業務	前中間連結会計期間	12,181	19,383	—	31,565
	当中間連結会計期間	12,196	21,802	—	33,999
うち為替業務	前中間連結会計期間	61,991	4,502	△0	66,493
	当中間連結会計期間	62,814	4,630	△0	67,444
うち証券関連業務	前中間連結会計期間	24,188	0	—	24,188
	当中間連結会計期間	6,350	67	—	6,417
うち代理業務	前中間連結会計期間	8,527	—	—	8,527
	当中間連結会計期間	8,434	178	—	8,612
うち保護預り・貸金庫業務	前中間連結会計期間	3,904	2	—	3,906
	当中間連結会計期間	3,815	2	—	3,817
うち保証業務	前中間連結会計期間	21,013	2,072	△206	22,880
	当中間連結会計期間	20,338	2,295	△174	22,460
うちクレジットカード関連業務	前中間連結会計期間	3,421	—	—	3,421
	当中間連結会計期間	3,405	—	—	3,405
役務取引等費用	前中間連結会計期間	57,549	3,105	△141	60,513
	当中間連結会計期間	59,778	4,760	△374	64,165
うち為替業務	前中間連結会計期間	12,291	1,004	△74	13,221
	当中間連結会計期間	13,115	2,031	△66	15,081

(注)1　「国内」とは、当行(海外店を除く)及び国内連結子会社であります。
2　「海外」とは、当行の海外店及び在外連結子会社であります。
3　「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

④　国内・海外別特定取引の状況

ア　特定取引収益・費用の内訳

当中間連結会計期間の特定取引収益は前中間連結会計期間比531億円増加して1,076億円、一方特定取引費用は同28億円減少したことから、特定取引収支は同560億円の増益となる1,076億円となりました。

国内・海外別に見ますと、国内の特定取引収益は前中間連結会計期間比483億円増加して1,056億円、一方特定取引費用は同89億円減少して15億円となったことから、特定取引収支は同572億円の増益となる1,040億円となりました。

海外の特定取引収益は前中間連結会計期間比70億円減少して79億円、一方特定取引費用は同57億円減少して43億円となったことから、特定取引収支は同12億円の減益となる35億円となりました。

種類	期別	国内	海外	相殺消去額(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引収益	前中間連結会計期間	57,247	15,023	△17,774	54,496
	当中間連結会計期間	105,604	7,974	△5,927	107,651
うち商品有価証券収益	前中間連結会計期間	5,837	951	―	6,788
	当中間連結会計期間	960	362	―	1,322
うち特定取引有価証券収益	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	291	153	―	445
うち特定金融派生商品収益	前中間連結会計期間	50,312	14,072	△17,774	46,610
	当中間連結会計期間	100,834	7,457	△5,927	102,364
うちその他の特定取引収益	前中間連結会計期間	1,096	―	―	1,096
	当中間連結会計期間	3,518	―	―	3,518
特定取引費用	前中間連結会計期間	10,473	10,184	△17,774	2,883
	当中間連結会計期間	1,538	4,389	△5,927	―
うち商品有価証券費用	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―
うち特定取引有価証券費用	前中間連結会計期間	2,813	69	―	2,883
	当中間連結会計期間	―	―	―	―
うち特定金融派生商品費用	前中間連結会計期間	7,659	10,114	△17,774	―
	当中間連結会計期間	1,538	4,389	△ 5,927	―
うちその他の特定取引費用	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―

(注) 1　「国内」とは、当行（海外店を除く）及び国内連結子会社であります。

2　「海外」とは、当行の海外店及び在外連結子会社であります。

3　「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

イ　特定取引資産・負債の内訳(末残)

当中間連結会計期間末の特定取引資産残高は前中間連結会計期間末比800億円増加して３兆4,655億円、特定取引負債残高は同2,296億円増加して２兆1,602億円となりました。

国内・海外別に見ますと、国内の特定取引資産残高は前中間連結会計期間末比1,284億円減少して２兆9,471億円、特定取引負債残高は同470億円増加して１兆6,773億円となりました。

海外の特定取引資産残高は前中間連結会計期間末比2,043億円増加して5,437億円、特定取引負債残高は同1,785億円増加して5,082億円となりました。

種類	期別	国内	海外	相殺消去額(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引資産	前中間連結会計期間	3,075,547	339,412	△29,471	3,385,488
	当中間連結会計期間	2,947,143	543,743	△25,365	3,465,521
うち商品有価証券	前中間連結会計期間	53,082	5,963	―	59,045
	当中間連結会計期間	47,462	45,704	―	93,167
うち商品有価証券派生商品	前中間連結会計期間	621	―	―	621
	当中間連結会計期間	2,693	―	―	2,693
うち特定取引有価証券	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―
うち特定取引有価証券派生商品	前中間連結会計期間	3,624	―	―	3,624
	当中間連結会計期間	7,488	―	―	7,488
うち特定金融派生商品	前中間連結会計期間	1,933,708	333,449	△29,471	2,237,686
	当中間連結会計期間	1,852,361	498,039	△25,365	2,325,034
うちその他の特定取引資産	前中間連結会計期間	1,084,509	―	―	1,084,509
	当中間連結会計期間	1,037,137	―	―	1,037,137
特定取引負債	前中間連結会計期間	1,630,286	329,768	△29,471	1,930,582
	当中間連結会計期間	1,677,342	508,295	△25,365	2,160,272
うち売付商品債券	前中間連結会計期間	20,487	3,087	―	23,575
	当中間連結会計期間	2,909	7,038	―	9,948
うち商品有価証券派生商品	前中間連結会計期間	695	―	―	695
	当中間連結会計期間	2,708	―	―	2,708
うち特定取引売付債券	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―
うち特定取引有価証券派生商品	前中間連結会計期間	3,998	―	―	3,998
	当中間連結会計期間	7,548	―	―	7,548
うち特定金融派生商品	前中間連結会計期間	1,605,104	326,680	△29,471	1,902,313
	当中間連結会計期間	1,664,176	501,256	△25,365	2,140,066
うちその他の特定取引負債	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―

(注) 1　「国内」とは、当行(海外店を除く)及び国内連結子会社であります。
　　 2　「海外」とは、当行の海外店及び在外連結子会社であります。
　　 3　「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

⑤　国内・海外別預金残高の状況

○　預金の種類別残高(末残)

種類	期別	国内	海外	合計
		金額(百万円)	金額(百万円)	金額(百万円)
預金合計	前中間連結会計期間	66,275,661	5,940,485	72,216,146
	当中間連結会計期間	65,742,534	7,230,459	72,972,993
うち流動性預金	前中間連結会計期間	41,049,066	5,034,777	46,083,843
	当中間連結会計期間	40,663,382	5,946,845	46,610,228
うち定期性預金	前中間連結会計期間	21,555,985	899,400	22,455,385
	当中間連結会計期間	21,586,819	1,276,388	22,863,208
うちその他	前中間連結会計期間	3,670,609	6,307	3,676,917
	当中間連結会計期間	3,492,331	7,224	3,499,556
譲渡性預金	前中間連結会計期間	1,590,691	918,661	2,509,353
	当中間連結会計期間	1,928,844	651,948	2,580,792
総合計	前中間連結会計期間	67,866,352	6,859,147	74,725,499
	当中間連結会計期間	67,671,378	7,882,407	75,553,785

(注) 1　「国内」とは、当行(海外店を除く)及び国内連結子会社であります。

2　「海外」とは、当行の海外店及び在外連結子会社であります。

3　流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金

4　定期性預金＝定期預金＋定期積金

⑥ 国内・海外別貸出金残高の状況

ア 業種別貸出状況(残高・構成比)

業種別	平成18年9月30日現在		平成19年9月30日現在	
	貸出金残高	構成比	貸出金残高	構成比
	金額(百万円)	(%)	金額(百万円)	(%)
国内 (除く特別国際金融取引勘定分)	52,685,102	100.00	52,511,089	100.00
製造業	5,577,110	10.59	5,629,927	10.72
農業、林業、漁業及び鉱業	138,844	0.26	138,498	0.26
建設業	1,415,682	2.69	1,415,533	2.70
運輸、情報通信、公益事業	2,938,776	5.58	2,939,866	5.60
卸売・小売業	5,457,076	10.36	5,415,726	10.31
金融・保険業	4,991,645	9.47	5,551,613	10.57
不動産業	7,591,901	14.41	8,003,261	15.24
各種サービス業	6,569,922	12.47	6,072,703	11.56
地方公共団体	587,012	1.11	633,009	1.22
その他	17,417,128	33.06	16,710,946	31.82
海外及び特別国際金融取引勘定分	7,075,709	100.00	8,700,388	100.00
政府等	43,239	0.61	42,466	0.49
金融機関	497,687	7.04	538,477	6.19
商工業	5,960,025	84.23	7,296,212	83.86
その他	574,756	8.12	823,232	9.46
合計	59,760,811	―	61,211,477	―

(注) 1 「国内」とは当行(海外店を除く)及び国内連結子会社であります。
2 「海外」とは当行の海外店及び在外連結子会社であります。

イ　外国政府等向け債権残高(国別)

期別	国別	外国政府等向け債権残高
		金額(百万円)
平成18年９月30日	インドネシア	34,803
	アルゼンチン	2
	合計	34,806
	(資産の総額に対する割合：%)	(0.03)
平成19年９月30日	アルゼンチン	3
	合計	3
	(資産の総額に対する割合：%)	(0.00)

(注)　対象国の政治経済情勢等を勘案して必要と認められる金額を引き当てる特定海外債権引当勘定の引当対象とされる債権残高を掲げております。

⑦　国内・海外別有価証券の状況

○　有価証券残高(末残)

種類	期別	国内	海外	合計
		金額(百万円)	金額(百万円)	金額(百万円)
国債	前中間連結会計期間	8,469,232	―	8,469,232
	当中間連結会計期間	7,222,497	―	7,222,497
地方債	前中間連結会計期間	598,776	―	598,776
	当中間連結会計期間	528,068	―	528,068
社債	前中間連結会計期間	4,040,754	―	4,040,754
	当中間連結会計期間	3,822,223	―	3,822,223
株式	前中間連結会計期間	4,306,852	―	4,306,852
	当中間連結会計期間	4,223,554	―	4,223,554
その他の証券	前中間連結会計期間	3,634,712	1,116,429	4,751,141
	当中間連結会計期間	3,254,229	1,246,256	4,500,486
合計	前中間連結会計期間	21,050,328	1,116,429	22,166,757
	当中間連結会計期間	19,050,573	1,246,256	20,296,830

(注)　1　「国内」とは、当行(海外店を除く)及び国内連結子会社であります。
　　　2　「海外」とは、当行の海外店及び在外連結子会社であります。
　　　3　「その他の証券」には、外国債券及び外国株式を含んでおります。

(4) 「金融機関の信託業務の兼営等に関する法律」に基づく信託業務の状況

「金融機関の信託業務の兼営等に関する法律」に基づき信託業務を営む会社は、提出会社１社であります。

① 信託財産の運用／受入の状況(信託財産残高表)

資産				
科目	前中間連結会計期間 (平成18年９月30日現在)		当中間連結会計期間 (平成19年９月30日現在)	
	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
貸出金	8,080	0.63	4,150	0.40
有価証券	241,904	18.77	285,533	27.78
受託有価証券	33,297	2.58	3,274	0.32
金銭債権	708,378	54.96	660,147	64.23
有形固定資産	―	―	84	0.01
その他債権	1,009	0.08	1,332	0.13
銀行勘定貸	50,733	3.94	45,893	4.46
現金預け金	245,401	19.04	27,401	2.67
合計	1,288,805	100.00	1,027,818	100.00

負債				
科目	前中間連結会計期間 (平成18年９月30日現在)		当中間連結会計期間 (平成19年９月30日現在)	
	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
金銭信託	529,687	41.10	351,198	34.17
金銭信託以外の金銭の信託	―	―	45	0.00
有価証券の信託	33,297	2.58	3,274	0.32
金銭債権の信託	595,876	46.24	560,068	54.49
包括信託	129,944	10.08	113,230	11.02
合計	1,288,805	100.00	1,027,818	100.00

(注) 1 共同信託他社管理財産はありません。
2 元本補てん契約のある信託については取り扱っておりません。

② 貸出金残高の状況(業種別貸出状況)

業種別	前中間連結会計期間 (平成18年９月30日現在)		当中間連結会計期間 (平成19年９月30日現在)	
	貸出金残高(百万円)	構成比(%)	貸出金残高(百万円)	構成比(%)
製造業	1,000	12.38	1,000	24.10
農業、林業、漁業及び鉱業	―	―	―	―
建設業	―	―	―	―
運輸、情報通信、公益事業	4,880	60.39	1,450	34.94
卸売・小売業	1,000	12.38	―	―
金融・保険業	1,200	14.85	1,200	28.91
不動産業	―	―	―	―
各種サービス業	―	―	500	12.05
地方公共団体	―	―	―	―
その他	―	―	―	―
合計	8,080	100.00	4,150	100.00

(単体情報)

(参考)

当行の単体情報のうち、参考として以下の情報を掲げております。

1　損益の概要(単体)

	前中間会計期間 (百万円)(A)	当中間会計期間 (百万円)(B)	増減(百万円) (B)－(A)
業務粗利益	609,120	718,492	109,372
(除く国債等債券損益)	(670,813)	(724,741)	(53,928)
うち信託報酬	1,407	2,239	832
経費(除く臨時処理分)	297,511	327,587	30,076
人件費	96,868	107,258	10,390
物件費	183,893	200,867	16,974
税金	16,749	19,462	2,713
業務純益(一般貸倒引当金繰入前)	311,609	390,904	79,295
(除く国債等債券損益)	(373,301)	(397,153)	(23,852)
一般貸倒引当金繰入額 ①	―	7,784	7,784
業務純益	311,609	383,119	71,510
うち国債等債券損益	△61,692	△6,249	55,443
臨時損益	△42,531	△225,270	△182,739
不良債権処理額 ②	46,701	106,441	59,740
株式等損益	8,720	△103,816	△112,536
株式等売却益	14,742	8,224	△6,518
株式等売却損	97	546	449
株式等償却	5,924	111,494	105,570
その他臨時損益	△4,550	△15,012	△10,462
経常利益	269,078	157,849	△111,229
特別損益	29,272	△2,639	△31,911
うち固定資産処分損益	△864	450	1,314
うち減損損失	1,457	3,095	1,638
うち貸倒引当金戻入益 ③	13,330	―	△13,330
うち償却債権取立益 ④	137	6	△131
うち退職給付信託返還益	36,330	―	△36,330
うち子会社整理損	18,203	―	△18,203
税引前中間純利益	298,351	155,209	△143,142
法人税、住民税及び事業税	7,753	7,210	△543
法人税等調整額	106,951	84,200	△22,751
中間純利益	183,646	63,798	△119,848

与信関係費用 ①＋②－③－④	33,233	114,220	80,987
一般貸倒引当金繰入額	△19,549	7,784	27,333
貸出金償却	39,937	59,177	19,240
個別貸倒引当金繰入額	6,265	44,500	38,235
貸出債権売却損等	6,764	4,703	△2,061
特定海外債権引当勘定繰入額	△46	△1,941	△1,895
償却債権取立益	137	6	△131

(注) 1　業務粗利益＝(資金運用収支＋金銭の信託運用見合費用)＋信託報酬＋役務取引等収支＋特定取引収支＋その他業務収支

2　「金銭の信託運用見合費用」とは、金銭の信託取得に係る資金調達費用であり、金銭の信託運用損益が臨時損益に計上されているため、業務費用から控除しているものであります。

3　業務純益＝業務粗利益－経費(除く臨時処理分)－一般貸倒引当金繰入額

4　臨時損益とは、中間損益計算書中「その他経常収益・費用」から一般貸倒引当金繰入額を除き、金銭の信託運用見合費用及び退職給付費用のうち臨時費用処理分等を加えたものであります。

5　国債等債券損益＝国債等債券売却益＋国債等債券償還益－国債等債券売却損－国債等債券償還損－国債等債券償却

2　利鞘(国内業務部門)(単体)

	前中間会計期間(%)(A)	当中間会計期間(%)(B)	増減(%)(B)－(A)
(1) 資金運用利回り ①	1.47	1.78	0.31
貸出金利回り ③	1.65	2.00	0.35
有価証券利回り	1.00	1.37	0.37
(2) 資金調達原価 ②	0.88	1.21	0.33
資金調達利回り	0.11	0.36	0.25
預金等利回り ④	0.06	0.22	0.16
外部負債利回り	0.31	0.71	0.40
経費率	0.77	0.85	0.08
(3) 総資金利鞘 ①－②	0.59	0.57	△0.02
預貸金利鞘 ③－④	1.59	1.78	0.19

(注) 1　「国内業務部門」とは本邦店の円建諸取引であります。
2　「外部負債」＝コールマネー＋売現先勘定＋債券貸借取引受入担保金＋売渡手形＋コマーシャル・ペーパー＋借用金

3　預金・貸出金の状況(単体)

(1) 銀行勘定

① 預金・貸出金の残高

	前中間会計期間 (百万円)(A)	当中間会計期間 (百万円)(B)	増減(百万円) (B)－(A)
預金(末残)	66,147,242	66,379,291	232,049
預金(平残)	65,353,334	66,468,256	1,114,922
貸出金(末残)	53,902,477	55,025,706	1,123,229
貸出金(平残)	52,590,383	53,538,562	948,179

(注)　預金には譲渡性預金を含めておりません。

② 個人・法人別預金残高(国内)

	前中間会計期間 (百万円)(A)	当中間会計期間 (百万円)(B)	増減(百万円) (B)－(A)
個人	33,815,971	33,582,089	△233,882
法人	28,883,451	28,537,903	△345,548
合計	62,699,422	62,119,992	△579,430

(注)　本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

③ 消費者ローン残高

	前中間会計期間 (百万円)(A)	当中間会計期間 (百万円)(B)	増減(百万円) (B)－(A)
消費者ローン残高	14,531,670	14,442,717	△88,953
住宅ローン残高	13,583,819	13,507,255	△76,564
その他ローン残高	947,851	935,461	△12,390

④ 中小企業等貸出金

			前中間会計期間 (A)	当中間会計期間 (B)	増減 (B)－(A)
中小企業等貸出金残高	①	百万円	36,114,517	36,338,166	223,649
総貸出金残高	②	百万円	48,498,229	48,045,111	△453,118
中小企業等貸出金比率	①／②	%	74.46	75.63	1.17
中小企業等貸出先件数	③	件	1,946,551	1,902,063	△44,488
総貸出先件数	④	件	1,950,924	1,906,374	△44,550
中小企業等貸出先件数比率	③／④	%	99.77	99.77	0.00

(注) 1　貸出金残高には、海外店分及び特別国際金融取引勘定分は含まれておりません。

2　中小企業等とは、資本金３億円(ただし、卸売業は１億円、小売業、サービス業は５千万円)以下の会社又は常用する従業員が300人(ただし、卸売業は100人、小売業は50人、サービス業は100人)以下の会社及び個人であります。

(2) 信託勘定

① 元本補てん契約のある信託の元本・貸出金の残高

該当ありません。

② 元本補てん契約のある信託の個人・法人別元本残高

該当ありません。

③ 消費者ローン残高

該当ありません。

④ 中小企業等貸出金

			前中間会計期間 (A)	当中間会計期間 (B)	増減 (B)−(A)
中小企業等貸出金残高	①	百万円	4,880	1,450	△3,430
総貸出金残高	②	百万円	8,080	4,150	△3,930
中小企業等貸出金比率	①／②	%	60.39	34.93	△25.46
中小企業等貸出先件数	③	件	5	3	△2
総貸出先件数	④	件	8	6	△2
中小企業等貸出先件数比率	③／④	%	62.50	50.00	△12.50

(注) 中小企業等とは、資本金３億円(ただし、卸売業は１億円、小売業、サービス業は５千万円)以下の会社又は常用する従業員が300人(ただし、卸売業は100人、小売業は50人、サービス業は100人)以下の会社及び個人であります。

(自己資本比率の状況)

(参考)

自己資本比率は、平成19年３月31日から「銀行法第14条の２の規定に基づき、銀行がその保有する資産等に照らし自己資本の充実の状況が適当であるかどうかを判断するための基準」(平成18年金融庁告示第19号。以下、「告示」という。)に定められた算式に基づき、連結ベースと単体ベースの双方について算出しております。なお、平成18年９月30日は「銀行法第14条の２の規定に基づき自己資本比率の基準を定める件」(平成５年大蔵省告示第55号。以下「旧告示」という。)に定められた算式に基づき、連結ベースと単体ベースの双方について算出しております。

なお、当行は、国際統一基準を適用のうえ、信用リスク・アセットの算出においては基礎的内部格付手法を採用するとともに、マーケット・リスク規制を導入しております。

連結自己資本比率(国際統一基準)

項目		平成18年９月30日	平成19年９月30日
		金額(百万円)	金額(百万円)
基本的項目(Tier 1)	資本金	664,986	664,986
	うち非累積的永久優先株(注)１	―	―
	新株式申込証拠金	―	―
	資本剰余金	1,603,512	1,603,512
	利益剰余金	448,757	753,192
	自己株式(△)	―	―
	自己株式申込証拠金	―	―
	社外流出予定額(△)	―	74,613
	その他有価証券の評価差損(△)	―	―
	為替換算調整勘定	△52,757	△15,571
	新株予約権	4	27
	連結子会社の少数株主持分	1,025,875	1,394,544
	うち海外特別目的会社の発行する優先出資証券(※)	835,970	1,151,737
	営業権相当額(△)	5	3
	のれん相当額(△)	―	―
	企業結合等により計上される無形固定資産相当額(△)	―	―
	証券化取引に伴い増加した自己資本相当額(△)	―	41,372
	期待損失額が適格引当金を上回る額の50%相当額(△)	―	―
	繰延税金資産の控除前の[基本的項目]計(上記各項目の合計額)	3,690,374	4,284,702
	繰延税金資産の控除金額(△)(注)２	―	―
	計 (A)	3,690,374	4,284,702
	うちステップ・アップ金利条項付の優先出資証券(注)３	212,220	527,987
補完的項目(Tier 2)	その他有価証券の連結貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45%相当額	648,516	689,175
	土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額	39,709	39,163
	一般貸倒引当金	694,015	40,867
	適格引当金が期待損失額を上回る額	―	212,471
	負債性資本調達手段等	2,595,141	2,507,177
	うち永久劣後債務(注)４	1,126,153	1,055,578
	うち期限付劣後債務及び期限付優先株(注)５	1,468,987	1,451,598
	計	3,977,382	3,488,855
	うち自己資本への算入額 (B)	3,690,374	3,488,855

項目			平成18年9月30日	平成19年9月30日
			金額(百万円)	金額(百万円)
準補完的項目(Tier 3)	短期劣後債務		—	—
	うち自己資本への算入額	(C)	—	—
控除項目	控除項目(注)6	(D)	264,544	383,831
自己資本額	(A)+(B)+(C)−(D)	(E)	7,116,203	7,389,727
リスク・アセット等	資産(オン・バランス)項目		58,769,353	46,718,754
	オフ・バランス取引等項目		6,363,767	10,508,263
	信用リスク・アセットの額	(F)	65,133,120	57,227,017
	マーケット・リスク相当額に係る額((H)/8%)	(G)	364,429	362,303
	(参考)マーケット・リスク相当額	(H)	29,154	28,984
	オペレーショナル・リスク相当額に係る額((J)/8%)	(I)	—	3,691,228
	(参考)オペレーショナル・リスク相当額	(J)	—	295,298
	旧所要自己資本の額に告示に定める率を乗じて得た額が新所要自己資本の額を上回る額に12.5を乗じて得た額	(K)	—	—
	計((F)+(G)+(I)+(K))	(L)	65,497,549	61,280,548
連結自己資本比率(国際統一基準)=E/L×100(%)			10.86%	12.05%
(参考)Tier 1 比率=A/L×100(%)			5.63%	6.99%

(注) 1　資本金の「うち非累積的永久優先株」については、非累積的永久優先株に係る資本項目別の残高内訳がないため記載しておりません。なお、基本的項目に含まれる非累積的永久優先株の額は平成18年9月30日現在405,003百万円、平成19年9月30日現在210,003百万円であります。

2　繰延税金資産の純額に相当する額は平成18年9月30日現在898,540百万円、平成19年9月30日現在794,575百万円であります。また、基本的項目への繰延税金資産の算入上限額は平成18年9月30日現在1,476,149百万円、平成19年9月30日現在1,285,410百万円であります。

3　告示第5条第2項(旧告示第4条第2項)に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等(海外特別目的会社の発行する優先出資証券を含む。)であります。

4　告示第6条第1項第4号(旧告示第5条第1項第4号)に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。

(1) 無担保で、かつ、他の債務に劣後する払込済のものであること。

(2) 一定の場合を除き、償還されないものであること。

(3) 業務を継続しながら損失の補てんに充当されるものであること。

(4) 利払い義務の延期が認められるものであること。

5　告示第6条第1項第5号及び第6号(旧告示第5条第1項第5号及び第6号)に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が5年を超えるものに限られております。

6　告示第8条第1項第1号から第6号(旧告示第7条第1項)に掲げるものであり、他の金融機関の資本調達手段の意図的な保有相当額、及び第2号(旧告示第7条第1項第2号)に規定するものに対する投資に相当する額が含まれております。

単体自己資本比率(国際統一基準)

項目		平成18年9月30日	平成19年9月30日
		金額(百万円)	金額(百万円)
基本的項目(Tier 1)	資本金	664,986	664,986
	うち非累積的永久優先株(注)1	—	—
	新株式申込証拠金	—	—
	資本準備金	665,033	665,033
	その他資本剰余金	702,514	702,514
	利益準備金	—	—
	その他利益剰余金	676,709	824,151
	その他(※)	838,728	921,300
	自己株式(△)	—	—
	自己株式申込証拠金	—	—
	社外流出予定額(△)	—	74,613
	その他有価証券の評価差損(△)	—	—
	新株予約権	—	—
	営業権相当額(△)	—	—
	のれん相当額(△)	—	—
	企業結合等により計上される無形固定資産相当額(△)	—	—
	証券化取引に伴い増加した自己資本相当額(△)	—	41,372
	期待損失額が適格引当金を上回る額の50%相当額(△)	—	—
	繰延税金資産の控除前の[基本的項目]計(上記各項目の合計額)	3,547,973	3,662,001
	繰延税金資産の控除金額(△)(注)2	—	—
	計 (A)	3,547,973	3,662,001
	うちステップ・アップ金利条項付の優先出資証券(注)3	212,220	515,487
補完的項目(Tier 2)	その他有価証券の貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45%相当額	637,941	683,006
	土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額	33,225	32,717
	一般貸倒引当金	553,458	—
	適格引当金が期待損失額を上回る額	—	120,404
	負債性資本調達手段等(注)4	2,523,141	2,651,913
	うち永久劣後債務(注)5	1,114,153	1,043,578
	うち期限付劣後債務及び期限付優先株(注)6	1,408,987	1,384,598
	計	3,747,767	3,488,042
	うち自己資本への算入額 (B)	3,547,973	3,488,042

項目			平成18年9月30日 金額(百万円)	平成19年9月30日 金額(百万円)
準補完的項目 (Tier 3)	短期劣後債務		―	―
	うち自己資本への算入額	(C)	―	―
控除項目	控除項目(注)7	(D)	104,290	335,470
自己資本額	(A)+(B)+(C)−(D)	(E)	6,991,656	6,814,573
リスク・ アセット等	資産(オン・バランス)項目		54,511,090	41,649,750
	オフ・バランス取引等項目		6,047,594	8,894,519
	信用リスク・アセットの額	(F)	60,558,685	50,544,270
	マーケット・リスク相当額に係る額 ((H)/8%)	(G)	305,602	257,311
	(参考)マーケット・リスク相当額	(H)	24,448	20,584
	オペレーショナル・リスク相当額に係る額 ((J)/8%)	(I)	―	3,042,353
	(参考)オペレーショナル・リスク相当額	(J)	―	243,388
	旧所要自己資本の額に告示に定める率を乗じて得た額が新所要自己資本の額を上回る額に12.5を乗じて得た額	(K)	―	―
	計((F)+(G)+(I)+(K))	(L)	60,864,287	53,843,935
単体自己資本比率(国際統一基準)=E/L×100(%)			11.48%	12.65%
(参考)Tier 1 比率=A/L×100(%)			5.82%	6.80%

(注) 1 資本金の「うち非累積的永久優先株」については、非累積的永久優先株に係る資本項目別の残高内訳がないため記載しておりません。なお、基本的項目に含まれる非累積的永久優先株の額は平成18年9月30日現在405,003百万円、平成19年9月30日現在210,003百万円であります。

2 繰延税金資産の純額に相当する額は平成18年9月30日現在889,187百万円、平成19年9月30日現在775,698百万円であります。また、基本的項目への繰延税金資産の算入上限額は平成18年9月30日現在1,419,189百万円、平成19年9月30日現在1,098,600百万円であります。

3 告示第17条第2項(旧告示第14条第2項)に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等(海外特別目的会社の発行する優先出資証券を含む。)であります。

4 平成19年9月30日現在の「負債性資本調達手段等」には、告示第17条第3項に基づく海外特別目的会社の発行する優先出資証券の基本的項目への算入限度を超過するもののうち、補完的項目の算入対象となる額223,736百万円を含めて記載しております。

5 告示第18条第1項第4号(旧告示第15条第1項第4号)に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。

(1) 無担保で、かつ、他の債務に劣後する払込済のものであること。
(2) 一定の場合を除き、償還されないものであること。
(3) 業務を継続しながら損失の補てんに充当されるものであること。
(4) 利払い義務の延期が認められるものであること。

6 告示第18条第1項第5号及び第6号(旧告示第15条第1項第5号及び第6号)に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が5年を超えるものに限られております。

7 告示第20条第1項第1号から第5号(旧告示第17条第1項)に掲げるものであり、他の金融機関の資本調達手段の意図的な保有相当額が含まれております。

(※)　「連結自己資本比率(国際統一基準)」における「基本的項目」の中の「うち海外特別目的会社の発行する優先出資証券」には、当行及び株式会社関西アーバン銀行の海外特別目的会社が発行している以下の６件の優先出資証券が含まれております。「単体自己資本比率(国際統一基準)」における「基本的項目」の中の「その他」には、当行の海外特別目的会社が発行している５件の優先出資証券が含まれております。

１．当行の海外特別目的会社が発行している優先出資証券の概要

発行体	SB Treasury Company L.L.C.(“SBTC-LLC”)	SB Equity Securities (Cayman), Limited(“SBES”)	Sakura Preferred Capital (Cayman) Limited(“SPCL”)
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
償還期限	定めず	定めず	定めず
任意償還	平成20年６月以降の各配当支払日 (ただし金融庁の事前承認が必要)	平成21年６月以降の各配当支払日 (ただし金融庁の事前承認が必要)	平成21年１月以降の各配当支払日 (ただし金融庁の事前承認が必要)
発行総額	1,800百万米ドル	340,000百万円 Series A-1　315,000百万円 Series A-2　5,000百万円 Series B　20,000百万円	283,750百万円 Initial Series　258,750百万円 Series B　25,000百万円
払込日	平成10年２月18日	Series A-1　平成11年２月26日 Series A-2　平成11年３月26日 Series B　平成11年３月１日	Initial Series　平成10年12月24日 Series B　平成11年３月30日
配当率	固定 (ただし平成20年６月の配当支払日以降は、変動配当率が適用されるとともに、150ベーシス・ポイントのステップアップ金利が付される)	Series A-1　変動(金利ステップアップなし) Series A-2　変動(金利ステップアップなし) Series B　固定(ただし平成21年６月の配当支払日以降は変動配当。金利ステップアップなし)	Initial Series　変動(金利ステップアップなし) Series B　変動(金利ステップアップなし)
配当日	毎年６月・12月の最終営業日	毎年６月・12月の最終営業日	毎年７月24日と１月24日 (休日の場合は翌営業日)
配当停止条件	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①当行が自己資本比率/Tier1比率の最低水準を達成できない場合(ただし配当停止は当行の任意) ②当行につき、清算、破産または清算的会社更生が開始された場合 ③当行優先株式(注)2または普通株式への配当が停止され、かつ当行が本優先出資証券への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①「損失吸収事由(注)1」が発生した場合 ②当行優先株式(注)2への配当が停止された場合 ③当行の配当可能利益が、当行優先株式(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額の合計額以下となる場合 ④当行普通株式への配当が停止され、かつ当行が本優先出資証券(注)3への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①当行優先株式(注)2について当行直近事業年度にかかる配当が一切支払われなかった場合 ②当行自己資本比率が規制上必要な比率を下回った場合(ただし、下記の強制配当事由の不存在を条件とする) ③当行が発行会社に対し配当不払いの通知をした場合(ただし、下記の強制配当事由の不存在を条件とする) ④当行が支払不能若しくは債務超過である旨の通知を当行が発行会社に行った場合
配当制限	規定なし	当行優先株式(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。	当行優先株式(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。
分配可能金額制限	規定なし	本優先出資証券(注)3への配当額は、当行の配当可能利益／予想配当可能利益から、当行優先株式(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額を差し引いた、残余額の範囲内でなければならない(注)4(注)5。	本優先出資証券(注)3への配当金は、直近事業年度の当行分配可能額(当行優先株式(注)2への配当があればその額を控除した額)の範囲内で支払われる(注)6。

強制配当	当行直近事業年度につき当行株式への配当が支払われた場合には、同事業年度末を含む暦年の12月及び翌暦年の6月における配当が全額なされる。	当行直近事業年度につき当行普通株式への配当が支払われた場合には、同事業年度末を含む暦年の12月及び翌暦年の6月における配当が全額なされる。ただし、上記「配当停止条件」①ないし③、「配当制限」及び「分配可能金額制限」の制限に服する。	当行直近事業年度の当行普通株式の中間又は期末配当が支払われた場合には同事業年度末以降連続する2配当支払日（同年度末を含む暦年の7月及び翌暦年の1月）における配当が全額なされる。ただし、上記の「配当停止条件」④及び「分配可能金額制限」の制限に服する。
残余財産分配請求権	当行優先株式(注)2と同格	当行優先株式(注)2と同格	当行優先株式(注)2と同格

(注) 1　損失吸収事由

当行につき、①自己資本比率／Tier1比率の最低水準未達、②債務不履行、③債務超過、または④「管理変更事由」（ⓐ清算事由＜清算、破産または清算的会社更生＞の発生、ⓑ会社更生、会社整理等の手続開始、ⓒ監督当局が、当行が支払不能または債務超過の状態にあること、または当行を公的管理に置くことを公表）が発生すること。ただし①の場合は、配当を停止するかどうかは当行の任意。

2　当行優先株式

自己資本比率規制上の基本的項目と認められる当行優先株式。今後発行される当行優先株式を含む。

3　本優先出資証券

当該発行体が今後新たに優先出資証券を発行した場合は、当該新発優先出資証券を含む。

4　SBESの分配可能金額制限における予想配当可能利益の勘案

当該現事業年度における本優先出資証券への年間配当予定額が、前事業年度末の当行の配当可能利益を基に計算した残余額の範囲内であっても、翌事業年度における本優先出資証券への年間配当予定額が、当該現事業年度末の当行の予想配当可能利益を基に計算した残余額を超える見込みである場合には、当該現事業年度における本優先出資証券への配当は、現事業年度末の予想配当可能利益を基に計算した残余額の範囲内で支払われる。

5　SBES以外の発行体から優先出資証券が発行されている場合の分配可能金額制限

SBES以外の当行連結子会社が、本優先出資証券と実質的に同条件の優先出資証券（「案分配当証券」）を発行している場合は、本優先出資証券への年間配当額は、案分配当証券がなければその限度額となる「残余額」に、本優先出資証券への年間配当予定額を分子、本優先出資証券への年間配当予定額と案分配当証券への年間配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

6　SPCL以外の発行体から優先出資証券が発行されている場合の分配可能金額制限

SPCL以外の当行連結子会社が、配当受領権において当行優先株式と同格の証券を発行している場合は、本優先出資証券への配当額は、直近事業年度の当行分配可能額（当行優先株式への配当があればその額を控除した額）に、本優先出資証券への配当予定額を分子、本優先出資証券への配当予定額と当該連結子会社が発行する証券への配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

発行体	SMBC Preferred Capital USD 1 Limited	SMBC Preferred Capital GBP 1 Limited
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
償還期限	定めず	定めず
任意償還	平成29年１月以降の各配当支払日 (ただし金融庁の事前承認が必要)	平成29年１月以降の各配当支払日 (ただし金融庁の事前承認が必要)
発行総額	1,650百万米ドル	500百万英ポンド
払込日	平成18年12月18日	同左
配当率	固定 (ただし平成29年１月の配当支払日以降は、変動配当率が適用されるとともにステップアップ金利が付される)	固定 (ただし平成29年１月の配当支払日以降は、変動配当率が適用されるとともにステップアップ金利が付される)
配当日	毎年１月25日及び７月25日	平成29年１月までは毎年１月25日 平成29年７月以降は毎年１月25日及び７月25日
配当停止条件	強制配当停止事由 ①当行に「清算事由(注)1」又は「支払不能事由(注)2」が発生した場合には、配当が停止される（停止された配当は累積しない）。 ②「配当制限」又は「分配可能額制限」が適用される場合には、配当が減額又は停止される。 任意配当停止事由 「監督事由(注)3」に抵触する場合、又は、当行優先株式(注)4が存在しない状況で当行普通株式の配当を行っていない場合には、配当を減額又は停止できる。	同左
配当制限	当行優先株式(注)4への配当が減額又は停止された場合は、本優先出資証券への配当も同じ割合で減額又は停止される。	同左
分配可能額制限	「分配可能額(注)5」が本優先出資証券及び同順位証券の配当総額に不足している場合、本優先出資証券への配当金は「処分可能分配可能額(注)6」に等しい金額となる。	同左
強制配当	当行直近事業年度につき当行普通株式への配当が支払われた場合には、本優先出資証券への配当が全額なされる。ただし、上記「配当停止条件」の制限に服する。	同左
残余財産分配請求権	当行優先株式(注)4と同格	同左

(注) 1　清算事由

清算手続の開始、裁判所による破産手続開始の決定、裁判所による事業の全部の廃止を内容とする更生計画案の作成の許可。

2　支払不能事由

債務に対する支払不能(破産法上の支払不能)、債務超過、監督当局が関連法規に基づき当行が支払不能の状態に陥っているという決定の下に法的措置をとること。

3　監督事由

当行の自己資本比率またはTier1比率が、それぞれ８％、４％を下回る場合。

4　当行優先株式

自己資本比率規制上の基本的項目と認められる当行優先株式。今後発行される当行優先株式を含む。

5　分配可能額

直前に終了した当行の事業年度に関する計算書類確定時点における会社法上の分配可能額から、直前に終了した事業年度の末時点での当行の優先株式の保有者に対して当該計算書類確定時点以降に支払われた配当額または支払われる予定の配当額、及び、当該事業年度において到来するすべての配当支払日に支払われるべきSBTC-LLCの配当総額を差し引いた額をいう。

6　処分可能分配可能額

当該事業年度中に支払われる当行優先出資証券及び同順位証券への配当総額が、当行優先出資証券に係る「分配可能額」を超えないように、当行優先出資証券及び同順位証券間で当該「分配可能額」を按分して計算された、各当行優先出資証券の各配当支払日において支払可能な金額をいう。

２．株式会社関西アーバン銀行の海外特別目的会社が発行している優先出資証券の概要

発行体	KUBC Preferred Capital Cayman Limited
発行証券の種類	非累積型・固定／変動配当・優先出資証券(以下、「本優先出資証券」という。)
償還期限	定めず
任意償還	平成24年７月以降の各配当支払日 (ただし金融庁の事前承認が必要)
発行総額	125億円
払込日	平成19年１月25日
配当率	固定 (ただし平成29年７月の配当支払日以降は、変動配当率が適用されるとともに、100ベーシス・ポイントのステップ・アップ金利が付される)
配当日	毎年１月25日と７月25日（初回配当支払日は平成19年７月25日） 該当日が営業日でない場合は直後の営業日
配当停止条件	以下のいずれかの事項に該当する場合は、当該配当支払日における配当は支払われない。 (1) 当該配当支払日の直前に終了した事業年度中の日を基準日とする株式会社関西アーバン銀行最優先株式(注)1に対する配当を全く支払わない旨宣言され、それが確定した場合。 (2) 当該配当支払日の５営業日前までに、株式会社関西アーバン銀行が発行会社に対し支払不能証明書(注)2を交付した場合。 (3) 当該配当支払日が監督期間(注)3中に到来し、かつ、株式会社関西アーバン銀行が、当該配当支払日の５営業日前までに、発行会社に対して当該配当支払日に本優先出資証券に関して配当を行うことを禁止する旨の監督期間配当指示(注)4を交付している場合。 (4) 当該配当支払日が強制配当支払日でなく、当該配当支払日の５営業日以前に、株式会社関西アーバン銀行が発行会社に対して当該配当支払日に配当を行わないよう求める配当不払指示(注)5を交付している場合。 (5) 当該配当支払日が、株式会社関西アーバン銀行の清算期間(注)6中に到来する場合。 また、配当が支払われる場合においても、配当制限若しくは分配可能金額制限の適用又は監督期間配当指示(注)4若しくは配当減額指示(注)7がある場合には、それぞれ制限を受ける。
配当制限	平成19年３月31日に終了する事業年度を含む、それ以降のある事業年度中のいずれかの日を基準日とする株式会社関西アーバン銀行最優先株式に(注)1関する配当に関して、株式会社関西アーバン銀行がその一部のみを支払う旨宣言し、それが確定した場合、発行会社が当該事業年度終了直後の７月及び１月の配当支払日に本優先出資証券に関する配当として支払可能な金額は、定款に従い、株式会社関西アーバン銀行最優先株式(注)1について当該事業年度中の日を基準日として株式会社関西アーバン銀行が宣言し、かつ確定した配当金額(上記一部配当金額を含む。)の合計金額の、かかる株式会社関西アーバン銀行最優先株式(注)1の配当金全額に対する比率をもって、本優先出資証券の配当金全額を按分した金額を上限とする。 株式会社関西アーバン銀行のある事業年度中の日を基準日とする株式会社関西アーバン銀行最優先株式(注)1に関する配当に関して、株式会社関西アーバン銀行がこれを行わない旨宣言し、かつそれが確定した場合、発行会社は、当該事業年度終了直後の７月及び１月の配当支払日に本優先出資証券に関する配当を行うことができない。
分配可能金額制限	本優先出資証券への配当金は、下記に定める金額の範囲内でなければならない。 (1) ７月に到来する配当支払日(「前期配当支払日」)に関しては、株式会社関西アーバン銀行の分配可能額から下記(A)、(B)及び(C)に記載の金額を控除した金額 (A) 直近に終了した株式会社関西アーバン銀行の事業年度にかかる計算書類につき会社法上必要な取締役会又は株主総会の承認を受けた日以降に株式会社関西アーバン銀行の全ての種類の優先株式に関して支払う旨宣言され、かつそのように確定した配当の金額 (B) 株式会社関西アーバン銀行の子会社(発行会社を除く。)が発行した証券で株式会社関西アーバン銀行の全ての種類の優先株式と比較して配当の順位が同等であるものの保有者に関する配当及びその他の分配金で、その支払の宣言が株式会社関西アーバン銀行の当該事業年度末以降になされた配当及びその他の分配金の金額 (C) 配当同順位株式(注)8(もしあれば)の配当で、その支払の宣言が株式会社関西アーバン銀行の当該事業年度末以降になされた配当の金額 (2) 前期配当支払日の翌年１月に到来する配当支払日(「後期配当支払日」)に関しては、上記(1)に記載の金額から下記(x)、(y)及び(z)に記載の金額を控除した額 (x) (後期配当支払日の前日の時点において)前期配当支払日以降上記(A)に定める株式に関して支払う旨宣言され、かつそのように確定した配当の金額 (y) 前期配当支払日に発行会社が本優先出資証券に関して支払う旨宣言された配当の金額 (z) (後期配当支払日の前日の時点において)前期配当支払日以降上記(B)及び(C)に定める証券の保有者に対して支払う旨宣言された配当の金額
強制配当	平成19年３月31日に終了する事業年度を含む、それ以降のある事業年度中のいずれかの日を基準日として、株式会社関西アーバン銀行が株式会社関西アーバン銀行の普通株式に関する配当を行った場合、発行会社は、当該事業年度終了直後の７月及び１月の配当支払日に本優先出資証券に対する全額の配当を行うことを要する(下記(1)、(2)、(3)及び(4)を条件とする。)。強制配当は、当該配当支払日に係る配当不払指示(注)5又は配当減額指示(注)7がなされているかどうかには関わりなく実施される。 (1) 支払不能証明書(注)2が交付されていないこと (2) 分配制限に服すること (3) 当該配当支払日が監督期間(注)3中に到来する場合には、監督期間配当指示(注)4に服すること (4) 当該配当支払日が株式会社関西アーバン銀行の清算期間(注)6中に到来するものでないこと
残余財産分配請求権	１口あたり10,000,000円

（注）1　株式会社関西アーバン銀行最優先株式

株式会社関西アーバン銀行が自ら直接発行した優先株式で、自己資本の基本的項目に算入され、配当に関する順位が最も優先する優先株式。

2　支払不能証明書

株式会社関西アーバン銀行が支払不能状態であるか、株式会社関西アーバン銀行が発行会社から借り入れている劣後ローンの利息支払を行うことにより株式会社関西アーバン銀行が支払不能状態になる場合に、株式会社関西アーバン銀行が発行会社に対して交付する証明書。

支払不能状態とは、(x)株式会社関西アーバン銀行がその債務を支払期日に返済できないか、若しくはできなくなる状態(日本の破産法上の「支払不能」を意味する。)、あるいは株式会社関西アーバン銀行の負債(上記劣後ローン契約上の債務を除くとともに、株式会社関西アーバン銀行の基本的項目に関連する債務で、残余財産分配の優先順位において上記劣後ローン契約上の債務と同等又は劣後するものを除く。)が株式会社関西アーバン銀行の資産を超えるか、若しくは上記劣後ローンの利息の支払を行うことにより(発行会社の普通株式に関する配当が株式会社関西アーバン銀行に対して行われることによる影響を考慮しても)超える状態、又は(y)金融庁、その他日本において金融監督を担う行政機関が銀行が支払不能である旨判断し、その判断に基づき、法令に基づく措置を株式会社関西アーバン銀行に関して取ったことをいう。

3　監督期間

監督事由が発生し、かつ継続している期間。

監督事由とは、株式会社関西アーバン銀行が、証券取引法(金融商品取引法及びその承継する法令を含む。以下、同様とする。)により内閣総理大臣に提出することが要求される有価証券報告書若しくは半期報告書に係る事業年度末又は半期末において日本の銀行規制に定める基準に基づき計算される株式会社関西アーバン銀行の自己資本比率又は自己資本の基本的項目比率が日本の銀行規制の要求する最低限のパーセンテージを下回った場合をいう。

4　監督期間配当指示

配当支払日が監督期間中に到来する場合に、株式会社関西アーバン銀行が、当該配当支払日の５営業日前までに発行会社に対してする、(a)当該配当支払日に本優先出資証券に関して配当を行うことを禁止する旨の指示、又は、(b)配当の宣言及び支払を、発行会社が本優先出資証券に対して支払ったであろう金額の100%に満たない場合に制限する旨の指示。

5　配当不払指示

株式会社関西アーバン銀行が、各配当支払日の５営業日前までに、当該配当支払日に配当を行わないよう発行会社に対して求める指示(強制配当支払日及び監督期間配当指示が交付された配当支払日については交付することができない。)。

6　清算期間

清算事由が発生し、かつ継続している期間。

清算事由とは、(a)日本法に基づき株式会社関西アーバン銀行の清算手続が開始された場合(会社法(その承継する法令を含む。)に基づく株式会社関西アーバン銀行の特別清算手続を含む。)又は(b)日本の管轄裁判所が(x)日本の破産法に基づき株式会社関西アーバン銀行の破産手続開始の決定をした場合、若しくは(y)日本の会社更生法に基づき株式会社関西アーバン銀行の事業の全部の廃止を内容とする更正計画案を認可した場合をいう。

7　配当減額指示

株式会社関西アーバン銀行が、各配当支払日の５営業日前までに、当該配当支払日に満額配当を行わないよう発行会社に対して求める指示(強制配当支払日及び監督期間配当指示が交付された配当支払日については交付することができない。)。

8　配当同順位株式

配当の支払において本優先出資証券と同順位であることが明示的に定められた発行会社の優先株式(本優先出資証券を除く。)。

(資産の査定)

(参考)

資産の査定は、「金融機能の再生のための緊急措置に関する法律」(平成10年法律第132号)第６条に基づき、当行の中間貸借対照表の社債(当該社債を有する金融機関がその元本の償還及び利息の支払の全部又は一部について保証しているものであって、当該社債の発行が金融商品取引法(昭和23年法律第25号)第２条第３項に規定する有価証券の私募によるものに限る。)、貸出金、外国為替、その他資産中の未収利息及び仮払金並びに支払承諾見返の各勘定に計上されるもの並びに欄外に注記することとされている有価証券の貸付けを行っている場合のその有価証券(使用貸借又は賃貸借契約によるものに限る。)について債務者の財政状態及び経営成績等を基礎として次のとおり区分するものであります。

1　破産更生債権及びこれらに準ずる債権

破産更生債権及びこれらに準ずる債権とは、破産手続開始、更生手続開始、再生手続開始の申立て等の事由により経営破綻に陥っている債務者に対する債権及びこれらに準ずる債権をいう。

2　危険債権

危険債権とは、債務者が経営破綻の状態には至っていないが、財政状態及び経営成績が悪化し、契約に従った債権の元本の回収及び利息の受取りができない可能性の高い債権をいう。

3　要管理債権

要管理債権とは、３カ月以上延滞債権及び貸出条件緩和債権をいう。

4　正常債権

正常債権とは、債務者の財政状態及び経営成績に特に問題がないものとして、上記１から３までに掲げる債権以外のものに区分される債権をいう。

資産の査定の額

債権の区分	平成18年９月30日現在	平成19年９月30日現在
	金額(億円)	金額(億円)
破産更生債権及びこれらに準ずる債権	1,360	1,093
危険債権	4,251	3,404
要管理債権	3,056	3,239
正常債権	584,421	619,646

2 【生産、受注及び販売の状況】

「生産、受注及び販売の状況」は、銀行業における業務の特殊性のため、該当する情報がないので記載しておりません。

3 【対処すべき課題】

当行グループは、平成19年度を、「中期経営計画の実現に向けた第一段階」と位置付けており、引き続きグループ一体となって、「成長事業領域の重点的強化」並びに「持続的成長に向けた企業基盤の整備」の２点に取り組んでまいります。

(1) 成長事業領域の重点的強化

第一に、当行グループは、中期経営計画における７つの成長事業領域を強化してまいります。

(個人向け金融コンサルティングビジネス、支払・決済・コンシューマーファイナンス)

個人のお客さまにつきましては、金融コンサルティングビジネスを更に高度化し、多様な金融サービスをワンストップでご提供する「トータルコンサルティング」を実現してまいります。具体的には、投資信託、個人年金保険、並びにSMBCフレンド証券株式会社が提供する投資一任付き資産運用サービスである「SMBCファンドラップ」等の資産運用商品のラインアップを一段と拡充いたしますと共に、本年12月に全面解禁される保険商品販売に向けた体制整備に取り組む等、お客さまのニーズの多様化や規制緩和等の環境変化をタイムリーに捉えた新たな商品・サービスの提供に努めてまいります。また、有人店舗ネットワークの拡充・整備、並びにコンサルタントの増強も進めてまいります。

支払・決済・コンシューマーファイナンスにつきましては、当行グループは、「本邦No.１のクレジットカード事業体」を実現するべく、本年４月に株式会社セントラルファイナンス及び三井物産株式会社との間で、また、本年７月に株式会社オーエムシーカードとの間で戦略的提携に基本合意しております。今後、三井住友カード株式会社や株式会社クオークを含めた提携各社が持つ多様な専門性・ノウハウ、顧客基盤、ネットワーク、ブランド力の融合を通じて、お客さまのニーズに的確に応えた良質の商品・サービスの提供を進めてまいります。また、プロミス株式会社との協働事業につきましても、お客さまのライフスタイルに応じた健全なファイナンスニーズに応えるべく、ローン契約機の増設等を通じて引き続き推進してまいります。加えて、ATM手数料の改定や、生体認証対応ATM並びに視覚障害者対応ATMの増設といった、支払・決済サービスにおけるお客さまの利便性・安全性向上に向けた取組みにつきましても、引き続き進めてまいります。

(法人向けソリューションビジネス、投資銀行・信託業務)

法人のお客さまにつきましては、ソリューションビジネスの一層の拡充に取り組んでまいります。具体的には、本年４月に新設したプライベート・アドバイザリー本部を通じた事業承継、プライベートバンキング、職域取引といった個人と法人のニーズが交差する事業領域の強化や、成長企業育成ビジネス、公共法人・地域金融機関取引、環境ビジネス等の強化に取り組んでまいります。

また、シンジケート・ローン、ストラクチャード・ファイナンス等の多様な資金調達手法や、M&Aを通じた事業拡大・再編等の、お客さまの経営課題の解決策を提供する投資銀行業務につきましても、コーポレート・アドバイザリー本部における取組みや、大和証券エスエムビーシー株式会社との協働を通じて、一段と強化してまいります。加えて、本年10月に、当行グループと住友商事グループとの戦略的提携に基づき発足した三井住友ファイナンス＆リース株式会社(三井住友銀リース株式会社と住商リース株式会社が合併)並びに住友三井オートサービス株式会社(三井住友銀オートリース株式会社と住商オートリース株式会社が合併)による多様なリース及びオートリース業務、株式会社日本総研ソリューションズによるシステム構築・運用やITコンサルティング業務等、グループ一体となったソリューション提供についても更に推進してまいります。

（グローバルマーケットにおける特定分野）

グローバルマーケットにおきましては、法人のお客さまのグローバル化に対応した多様なサービスを提供いたしますと共に、資金調達・再編ニーズの増加が見込まれる業界や経済発展が著しいアジア地域における取組み、及び、プロジェクト・ファイナンス、船舶ファイナンス等のプロダクツの競争優位性を、一段と強化してまいります。具体的には、拠点網の更なる拡充や、地域横断的な対応が可能なグローバル推進体制の構築を進めてまいります。

（自己勘定投資、アセット回転型ビジネス）

加えて、当行グループは、メザニン、エクイティやファンド投資等の自己勘定投資の強化や、三井住友銀行が貸出等を通じて引き受けたリスクの加工力、及び投資家に対する販売力の向上を通じたアセット回転型ビジネスの強化にも取り組んでまいります。

(2) 持続的成長に向けた企業基盤の整備

第二に、当行グループは、引き続き、持続的成長を支えるべく、企業基盤の整備を進めてまいります。

具体的には、本年９月に施行された金融商品取引法に則り利用者保護を徹底する等、コンプライアンスを一段と強化してまいります。海外におきましても、本年４月に新設した海外コンプライアンス室並びに米州コンプライアンス室等における取組みを通じて、マネー・ローンダリング防止への対応を含め、法令等の遵守を徹底いたします。

加えて、投資銀行業務、グローバルマーケットにおける特定分野といった成長事業領域におけるプロフェッショナル人材の採用強化、IT基盤や営業店設備のリノベーション等の業務インフラの整備、ALM・リスク管理体制の高度化、並びに、CS(お客さま満足度)向上に向けた諸施策を実施してまいります。

当行グループは、今年度、これらの取組みを通じて中期経営計画の達成への歩を進めますと共に、お客さま、株主・市場、社会からのご評価を更に高めてまいりたいと考えております。

4 【経営上の重要な契約等】

該当ありません。

5 【研究開発活動】

当中間連結会計期間の研究開発活動につきましては、その他事業(システム開発・情報処理業)を行う子会社において、業務システムに関する研究開発を行いました。なお、研究開発費の金額は、４百万円であります。

第３　【設備の状況】

１　【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はありません。

２　【設備の新設、除却等の計画】

当中間連結会計期間において、前連結会計年度末に計画した重要な設備の新設、除却等について、重要な変更はありません。また、当中間連結会計期間中に新たに確定した計画について、記載すべき重要なものはありません。

第4 【提出会社の状況】

1 【株式等の状況】

(1) 【株式の総数等】

① 【株式の総数】

種類	発行可能株式総数(株)
普通株式	100,000,000
第五種優先株式	167,000
第六種優先株式	70,001
第七種優先株式	167,000
第八種優先株式	115,000
第九種優先株式	115,000
計	100,634,001

② 【発行済株式】

種類	中間会計期間末現在発行数(株)(平成19年9月30日)	提出日現在発行数(株)(平成19年12月6日)	上場金融商品取引所名又は登録認可金融商品取引業協会名	内容
普通株式	56,355,849	同左	―	完全議決権株式であり、権利内容に何ら限定のない当行における標準となる株式
第1回第六種優先株式	70,001	同左	―	(注)
計	56,425,850	同左	―	―

(注) 第1回第六種優先株式の主な内容は次のとおりであります。

(イ)優先配当金

(a) 当銀行は、剰余金の配当を行うときは、第1回第六種優先株式を有する株主(以下「第1回第六種優先株主」という)または第1回第六種優先株式の登録株式質権者(以下「第1回第六種優先登録株式質権者」という)に対し、普通株主または普通登録株式質権者に先立ち、第1回第六種優先株式1株につき88,500円の金銭による剰余金の配当(かかる配当により支払われる金銭を、以下「優先配当金」という)を行う。ただし、当該事業年度において下記(ロ)に定める優先中間配当金を支払ったときは、当該優先中間配当金の額を控除した額を支払うものとする。

(b) ある事業年度において、第1回第六種優先株主または第1回第六種優先登録株式質権者に対して行う金銭による剰余金の配当の額が優先配当金の額に満たないときは、その不足額は、翌事業年度以降に累積しない。

(c) 第1回第六種優先株主または第1回第六種優先登録株式質権者に対しては、優先配当金の額を超えて配当は行わない。

(ロ)優先中間配当金

当銀行は、中間配当を行うときは、第1回第六種優先株主または第1回第六種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第1回第六種優先株式1株につき88,500円を上限として中間配当金を支払う。

(ハ)残余財産の分配

(a) 当銀行は、残余財産を分配するときは、第1回第六種優先株主または第1回第六種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第1回第六種優先株式1株につき3,000,000円を支払う。

(b) 第1回第六種優先株主または第1回第六種優先登録株式質権者に対しては、前項のほか、残余財産の分配は行わない。

(ニ)取得条項

当銀行は、第1回第六種優先株式発行後、平成23年3月31日以降はいつでも、第1回第六種優先株式1株につき3,000,000円の金銭の交付と引換えに、第1回第六種優先株式の一部又は全部を取得することができる。一部を取得するときは、抽選または按分比例の方法によりこれを行う。

(ホ)議決権

第1回第六種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(へ)株式の併合または分割、募集株式の割当てを受ける権利等

(a) 当銀行は、法令に定める場合を除き、第1回第六種優先株式について株式の併合または分割は行わない。

(b) 当銀行は、第1回第六種優先株主に対し、募集株式または募集新株予約権の割当てを受ける権利を与えない。

(c) 当銀行は、第1回第六種優先株主に対し、株式または新株予約権の無償割当ては行わない。

(2) 【新株予約権等の状況】

該当ありません。

(3) 【ライツプランの内容】

該当ありません。

(4) 【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(千円)	資本金残高(千円)	資本準備金増減額(千円)	資本準備金残高(千円)
平成19年4月1日～ 平成19年9月30日	―	56,425,850	―	664,986,500	―	665,033,781

(5) 【大株主の状況】

① 普通株式

(平成19年9月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
株式会社三井住友 フィナンシャルグループ	東京都千代田区有楽町一丁目1番2号	56,355,849	100.00
計	―	56,355,849	100.00

② 第1回第六種優先株式

(平成19年9月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
株式会社三井住友 フィナンシャルグループ	東京都千代田区有楽町一丁目1番2号	70,001	100.00
計	―	70,001	100.00

(6) 【議決権の状況】

① 【発行済株式】

(平成19年9月30日現在)

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	優先株式　70,001	―	(1)株式の総数等②発行済株式参照
議決権制限株式(自己株式等)	―	―	―
議決権制限株式(その他)	―	―	―
完全議決権株式(自己株式等)	―	―	―
完全議決権株式(その他)	普通株式 56,355,849	56,355,849	権利内容に何ら限定のない当行における標準となる株式
発行済株式総数	56,425,850	―	―
総株主の議決権	―	56,355,849	―

② 【自己株式等】

該当ありません。

2 【株価の推移】

【当該中間会計期間における月別最高・最低株価】

(1) 普通株式

当株式は金融商品取引所に上場されておりません。

(2) 第1回第六種優先株式

当株式は金融商品取引所に上場されておりません。

3 【役員の状況】

(1) 新任役員

該当ありません。

(2) 退任役員

該当ありません。

(3) 役職の異動

該当ありません。

(注) 執行役員の状況

該当ありません。

第５【経理の状況】

1　当行の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。)に基づいて作成しておりますが、資産及び負債の分類並びに収益及び費用の分類は、「銀行法施行規則」(昭和57年大蔵省令第10号)に準拠しております。

なお、前中間連結会計期間(自平成18年４月１日　至平成18年９月30日)は改正前の中間連結財務諸表規則及び銀行法施行規則に基づき作成し、当中間連結会計期間(自平成19年４月１日　至平成19年９月30日)は改正後の中間連結財務諸表規則及び銀行法施行規則に基づき作成しております。

2　当行の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。)に基づいて作成しておりますが、資産及び負債の分類並びに収益及び費用の分類は、「銀行法施行規則」(昭和57年大蔵省令第10号)に準拠しております。

なお、前中間会計期間(自平成18年４月１日　至平成18年９月30日)は改正前の中間財務諸表等規則及び銀行法施行規則に基づき作成し、当中間会計期間(自平成19年４月１日　至平成19年９月30日)は改正後の中間財務諸表等規則及び銀行法施行規則に基づき作成しております。

3　中間連結財務諸表及び中間財務諸表その他の事項の金額については、百万円未満を切り捨てて表示しております。

4　前中間連結会計期間の中間連結財務諸表及び前中間会計期間の中間財務諸表は証券取引法第193条の２の規定に基づき、また、当中間連結会計期間の中間連結財務諸表及び当中間会計期間の中間財務諸表は金融商品取引法第193条の２第１項の規定に基づき、あずさ監査法人の監査証明を受けております。

1 【中間連結財務諸表等】

(1) 【中間連結財務諸表】

① 【中間連結貸借対照表】

		前中間連結会計期間 (平成18年9月30日現在)		当中間連結会計期間 (平成19年9月30日現在)		前連結会計年度 要約連結貸借対照表 (平成19年3月31日現在)	
区分	注記番号	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
(資産の部)							
現金預け金	※8	3,928,282	3.93	5,876,290	5.67	3,954,022	4.01
コールローン及び買入手形		1,477,077	1.48	1,368,235	1.32	1,102,078	1.12
買現先勘定		110,257	0.11	371,109	0.36	76,551	0.08
債券貸借取引支払保証金		1,178,045	1.18	1,064,257	1.03	2,276,894	2.31
買入金銭債権	※8	941,102	0.94	1,094,486	1.05	960,591	0.97
特定取引資産	※8	3,385,488	3.38	3,465,521	3.34	3,262,341	3.31
金銭の信託		2,820	0.00	2,627	0.00	2,924	0.00
有価証券	※1,2,8,15	22,166,757	22.15	20,296,830	19.57	20,304,639	20.60
貸出金	※3,4,5,6,7,8,9	59,760,811	59.73	61,211,477	59.01	59,617,850	60.48
外国為替	※7	929,490	0.93	926,162	0.89	881,436	0.89
その他資産	※8	1,608,992	1.61	2,243,793	2.16	1,630,049	1.65
有形固定資産	※10,11,12	626,724	0.63	753,109	0.73	755,891	0.77
無形固定資産		85,659	0.08	109,257	0.11	101,219	0.10
リース資産	※11	26,043	0.03	28,920	0.03	26,922	0.03
繰延税金資産		946,630	0.95	849,249	0.82	804,627	0.82
支払承諾見返		3,824,571	3.82	4,960,038	4.78	3,673,396	3.73
貸倒引当金		△949,212	△0.95	△898,698	△0.87	△860,799	△0.87
資産の部合計		100,049,543	100.00	103,722,670	100.00	98,570,638	100.00

区分	注記番号	前中間連結会計期間 (平成18年9月30日現在) 金額(百万円)	構成比(%)	当中間連結会計期間 (平成19年9月30日現在) 金額(百万円)	構成比(%)	前連結会計年度 要約連結貸借対照表 (平成19年3月31日現在) 金額(百万円)	構成比(%)
(負債の部)							
預金	※8	72,216,146	72.18	72,972,993	70.35	72,200,343	73.25
譲渡性預金		2,509,353	2.51	2,580,792	2.49	2,626,217	2.66
コールマネー及び売渡手形	※8	2,562,041	2.56	2,202,690	2.12	2,286,698	2.32
売現先勘定	※8	805,915	0.81	143,081	0.14	140,654	0.14
債券貸借取引受入担保金	※8	3,141,635	3.14	2,747,480	2.65	1,516,342	1.54
特定取引負債	※8	1,930,582	1.93	2,160,272	2.08	1,941,142	1.97
借用金	※7,8,13	1,849,359	1.85	3,211,399	3.10	2,034,633	2.06
外国為替		329,273	0.33	341,203	0.33	323,890	0.33
短期社債		3,500	0.00	1,000	0.00	3,500	0.00
社債	※14	4,004,370	4.00	3,867,859	3.73	3,929,325	3.99
信託勘定借		50,733	0.05	45,893	0.04	65,062	0.07
その他負債	※8	2,197,060	2.20	2,921,442	2.82	2,279,167	2.31
賞与引当金		16,464	0.02	18,160	0.02	18,919	0.02
退職給付引当金		13,493	0.01	15,973	0.01	13,382	0.01
役員退職慰労引当金		—	—	6,094	0.01	6,233	0.01
預金払戻引当金		—	—	11,716	0.01	—	—
特別法上の引当金		18	0.00	18	0.00	18	0.00
繰延税金負債		48,090	0.05	54,674	0.05	49,714	0.05
再評価に係る繰延税金負債	※10	49,929	0.05	49,347	0.05	49,536	0.05
支払承諾	※8	3,824,571	3.82	4,960,038	4.78	3,673,396	3.73
負債の部合計		95,552,539	95.51	98,312,132	94.78	93,158,180	94.51
(純資産の部)							
資本金		664,986	0.66	664,986	0.64	664,986	0.67
資本剰余金		1,603,512	1.60	1,603,512	1.54	1,603,512	1.63
利益剰余金		448,757	0.45	753,192	0.73	581,619	0.59
株主資本合計		2,717,256	2.71	3,021,691	2.91	2,850,119	2.89
その他有価証券評価差額金		850,289	0.85	1,061,772	1.02	1,269,385	1.29
繰延ヘッジ損益		△87,669	△0.09	△93,158	△0.09	△87,571	△0.09
土地再評価差額金	※10	37,865	0.04	37,261	0.04	37,526	0.04
為替換算調整勘定		△52,757	△0.05	△15,571	△0.01	△37,194	△0.04
評価・換算差額等合計		747,728	0.75	990,304	0.96	1,182,145	1.20
新株予約権		4	0.00	27	0.00	14	0.00
少数株主持分		1,032,013	1.03	1,398,514	1.35	1,380,179	1.40
純資産の部合計		4,497,004	4.49	5,410,538	5.22	5,412,458	5.49
負債及び純資産の部合計		100,049,543	100.0	103,722,670	100.0	98,570,638	100.00

② 【中間連結損益計算書】

		前中間連結会計期間 (自 平成18年4月1日 至 平成18年9月30日)		当中間連結会計期間 (自 平成19年4月1日 至 平成19年9月30日)		前連結会計年度 要約連結損益計算書 (自 平成18年4月1日 至 平成19年3月31日)	
区分	注記番号	金額(百万円)	百分比(%)	金額(百万円)	百分比(%)	金額(百万円)	百分比(%)
経常収益		1,352,539	100.00	1,554,755	100.00	2,925,665	100.00
資金運用収益		894,549		1,072,847		1,950,234	
(うち貸出金利息)		(635,622)		(762,157)		(1,348,997)	
(うち有価証券利息配当金)		(158,254)		(168,821)		(369,548)	
信託報酬		1,407		2,239		3,482	
役務取引等収益		284,445		268,131		577,435	
特定取引収益		54,496		107,651		118,589	
その他業務収益		98,184		73,665		197,172	
その他経常収益	※1	19,456		30,221		78,750	
経常費用		1,033,774	76.43	1,238,720	79.67	2,208,967	75.50
資金調達費用		344,291		474,291		796,784	
(うち預金利息)		(199,967)		(276,835)		(457,221)	
役務取引等費用		60,513		64,165		111,413	
特定取引費用		2,883		—		1,936	
その他業務費用		130,603		86,388		236,292	
営業経費		378,653		397,327		768,498	
その他経常費用	※2	116,829		216,547		294,042	
経常利益		318,765	23.57	316,035	20.33	716,697	24.50
特別利益	※3	49,150	3.63	1,295	0.08	46,028	1.57
特別損失	※4,5	3,843	0.28	3,800	0.24	12,003	0.41
税金等調整前中間(当期)純利益		364,072	26.92	313,530	20.17	750,722	25.66
法人税、住民税及び事業税		24,587	1.82	21,428	1.38	47,601	1.63
法人税等調整額		91,217	6.75	82,900	5.33	238,764	8.16
少数株主利益		28,188	2.08	37,893	2.44	62,561	2.14
中間(当期)純利益		220,078	16.27	171,308	11.02	401,795	13.73

③ 【中間連結株主資本等変動計算書】

前中間連結会計期間(自 平成18年４月１日 至 平成18年９月30日)

	株主資本			
	資本金	資本剰余金	利益剰余金	株主資本合計
平成18年３月31日残高(百万円)	664,986	1,603,512	542,551	2,811,051
中間連結会計期間中の変動額				
剰余金の配当			△300,027	△300,027
中間純利益			220,078	220,078
連結子会社の増加に伴う増加			388	388
連結子会社の減少に伴う減少			△14,452	△14,452
土地再評価差額金取崩			218	218
株主資本以外の項目の中間連結会計期間中の変動額(純額)				
中間連結会計期間中の変動額合計(百万円)	―	―	△93,794	△93,794
平成18年９月30日残高(百万円)	664,986	1,603,512	448,757	2,717,256

	評価・換算差額等					新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年３月31日残高(百万円)	793,731	―	38,080	△44,568	787,243	―	1,081,148	4,679,443
中間連結会計期間中の変動額								
剰余金の配当								△300,027
中間純利益								220,078
連結子会社の増加に伴う増加								388
連結子会社の減少に伴う減少								△14,452
土地再評価差額金取崩								218
株主資本以外の項目の中間連結会計期間中の変動額(純額)	56,558	△87,669	△214	△8,188	△39,514	4	△49,135	△88,645
中間連結会計期間中の変動額合計(百万円)	56,558	△87,669	△214	△8,188	△39,514	4	△49,135	△182,439
平成18年９月30日残高(百万円)	850,289	△87,669	37,865	△52,757	747,728	4	1,032,013	4,497,004

当中間連結会計期間(自　平成19年４月１日　至　平成19年９月30日)

	株主資本			
	資本金	資本剰余金	利益剰余金	株主資本合計
平成19年３月31日残高(百万円)	664,986	1,603,512	581,619	2,850,119
中間連結会計期間中の変動額				
中間純利益			171,308	171,308
土地再評価差額金取崩			263	263
株主資本以外の項目の中間連結会計期間中の変動額(純額)				
中間連結会計期間中の変動額合計(百万円)	—	—	171,572	171,572
平成19年９月30日残高(百万円)	664,986	1,603,512	753,192	3,021,691

	評価・換算差額等					新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成19年３月31日残高(百万円)	1,269,385	△87,571	37,526	△37,194	1,182,145	14	1,380,179	5,412,458
中間連結会計期間中の変動額								
中間純利益								171,308
土地再評価差額金取崩								263
株主資本以外の項目の中間連結会計期間中の変動額(純額)	△207,612	△5,586	△264	21,623	△191,840	12	18,335	△173,492
中間連結会計期間中の変動額合計(百万円)	△207,612	△5,586	△264	21,623	△191,840	12	18,335	△1,919
平成19年９月30日残高(百万円)	1,061,772	△93,158	37,261	△15,571	990,304	27	1,398,514	5,410,538

前連結会計年度(自　平成18年4月1日　至　平成19年3月31日)

	株主資本			
	資本金	資本剰余金	利益剰余金	株主資本合計
平成18年3月31日残高(百万円)	664,986	1,603,512	542,551	2,811,051
連結会計年度中の変動額				
剰余金の配当			△349,221	△349,221
当期純利益			401,795	401,795
連結子会社の増加に伴う増加			388	388
連結子会社の減少に伴う減少			△14,452	△14,452
土地再評価差額金取崩			558	558
株主資本以外の項目の連結会計年度中の変動額(純額)				
連結会計年度中の変動額合計(百万円)	―	―	39,068	39,068
平成19年3月31日残高(百万円)	664,986	1,603,512	581,619	2,850,119

	評価・換算差額等					新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年3月31日残高(百万円)	793,731	―	38,080	△44,568	787,243	―	1,081,148	4,679,443
連結会計年度中の変動額								
剰余金の配当								△349,221
当期純利益								401,795
連結子会社の増加に伴う増加								388
連結子会社の減少に伴う減少								△14,452
土地再評価差額金取崩								558
株主資本以外の項目の連結会計年度中の変動額(純額)	475,654	△87,571	△554	7,373	394,901	14	299,030	693,946
連結会計年度中の変動額合計(百万円)	475,654	△87,571	△554	7,373	394,901	14	299,030	733,014
平成19年3月31日残高(百万円)	1,269,385	△87,571	37,526	△37,194	1,182,145	14	1,380,179	5,412,458

④ 【中間連結キャッシュ・フロー計算書】

		前中間連結会計期間 (自 平成18年4月1日 至 平成18年9月30日)	当中間連結会計期間 (自 平成19年4月1日 至 平成19年9月30日)	前連結会計年度 連結キャッシュ・フロー計算書 (自 平成18年4月1日 至 平成19年3月31日)
区分	注記番号	金額(百万円)	金額(百万円)	金額(百万円)
Ⅰ 営業活動によるキャッシュ・フロー				
税金等調整前中間(当期)純利益		364,072	313,530	750,722
固定資産減価償却費		29,714	30,351	60,238
リース資産減価償却費		4,258	4,275	8,520
減損損失		2,006	3,095	4,750
のれん償却額		—	0	—
負ののれん償却額		△101	—	△1,301
持分法による投資損益(△)		41,421	△12,366	123,266
子会社株式売却損益及び子会社の増資に伴う持分変動損益(△)		△4,583	115	△4,496
貸倒引当金の増加額		△55,875	9,453	△145,111
賞与引当金の増加額		△1,140	△1,603	1,310
退職給付引当金の増加額		△3,742	△166	△3,854
役員退職慰労引当金の増加額		—	△206	6,233
預金払戻引当金の増加額		—	11,716	—
資金運用収益		△894,549	△1,072,847	△1,950,234
資金調達費用		344,291	474,291	796,784
有価証券関係損益(△)		57,072	50,542	70,598
金銭の信託の運用損益(△)		△0	△245	△0
為替差損益(△)		△41,510	36,291	△103,510
固定資産処分損益(△)		1,144	△413	2,584
リース資産処分損益(△)		53	31	100
特定取引資産の純増(△)減		628,716	△187,973	763,659
特定取引負債の純増減(△)		△965,681	203,235	△969,330
貸出金の純増(△)減		△2,311,502	△1,654,310	△2,130,573
預金の純増減(△)		1,333,888	821,720	1,302,620
譲渡性預金の純増減(△)		△770,330	△47,463	△664,304
借用金(劣後特約付借入金を除く)の純増減(△)		921,806	855,045	1,162,388
有利息預け金の純増(△)減		417,831	△1,390,479	△150,273
コールローン等の純増(△)減		△996,973	△679,034	△603,971

区分	注記番号	前中間連結会計期間（自 平成18年4月1日 至 平成18年9月30日）金額(百万円)	当中間連結会計期間（自 平成19年4月1日 至 平成19年9月30日）金額(百万円)	前連結会計年度連結キャッシュ・フロー計算書（自 平成18年4月1日 至 平成19年3月31日）金額(百万円)
債券貸借取引支払保証金の純増(△)減		778,605	1,212,637	△320,243
コールマネー等の純増減(△)		△5,047,597	△85,313	△5,994,528
債券貸借取引受入担保金の純増減(△)		394,509	1,231,137	△1,230,782
外国為替(資産)の純増(△)減		18,596	△43,849	66,917
外国為替(負債)の純増減(△)		△118,530	16,960	△124,047
短期社債(負債)の純増減(△)		△500	△2,500	△500
普通社債の発行・償還による純増減(△)		△81,470	△133,716	△197,191
信託勘定借の純増減(△)		△267,864	△19,169	△253,534
資金運用による収入		890,698	1,061,326	1,938,214
資金調達による支出		△318,536	△446,137	△761,307
その他		204,768	403,101	247,394
小計		△5,447,037	961,064	△8,302,795
法人税等の支払額		△20,092	△35,727	△32,726
営業活動によるキャッシュ・フロー		△5,467,129	925,336	△8,335,522
Ⅱ 投資活動によるキャッシュ・フロー				
有価証券の取得による支出		△18,518,038	△17,896,734	△35,030,697
有価証券の売却による収入		11,381,825	10,628,214	21,535,631
有価証券の償還による収入		10,257,301	6,890,375	18,886,345
金銭の信託の増加による支出		―	△547	―
金銭の信託の減少による収入		―	796	―
有形固定資産の取得による支出		△16,167	△15,948	△171,456
有形固定資産の売却による収入		3,552	2,170	7,909
無形固定資産の取得による支出		△16,142	△19,601	△44,338
無形固定資産の売却による収入		3	3	4
リース資産の取得による支出		△4,831	△3,578	△9,903
リース資産の売却による収入		1,650	255	2,048
子会社株式の一部売却による収入		3,468	198	3,468
連結範囲の変更を伴う子会社株式の取得による支出		―	△3,453	△1,317
投資活動によるキャッシュ・フロー		3,092,619	△417,850	5,177,694

区分	注記番号	前中間連結会計期間 (自　平成18年4月1日 至　平成18年9月30日) 金額(百万円)	当中間連結会計期間 (自　平成19年4月1日 至　平成19年9月30日) 金額(百万円)	前連結会計年度 連結キャッシュ・フロー計算書 (自　平成18年4月1日 至　平成19年3月31日) 金額(百万円)
Ⅲ　財務活動によるキャッシュ・フロー				
劣後特約付借入による収入		10,000	25,000	20,000
劣後特約付借入金の返済による支出		△15,000	△63,000	△83,000
劣後特約付社債・新株予約権付社債の発行による収入		120,000	90,000	196,951
劣後特約付社債・新株予約権付社債の償還による支出		△126,829	△19,700	△181,283
配当金支払額		△300,031	△0	△349,227
少数株主からの払込みによる収入		30,740	3,425	360,362
少数株主への配当金支払額		△29,962	△33,289	△45,797
財務活動によるキャッシュ・フロー		△311,083	2,434	△81,995
Ⅳ　現金及び現金同等物に係る換算差額		1,276	1,079	3,432
Ⅴ　現金及び現金同等物の増加額(△は現金及び現金同等物の減少額)		△2,684,317	510,999	△3,236,390
Ⅵ　現金及び現金同等物の期首残高		5,155,217	1,907,823	5,155,217
Ⅶ　新規連結に伴う現金及び現金同等物の増加額		0	18,869	0
Ⅷ　連結除外に伴う現金及び現金同等物の減少額		△11,003	―	△11,003
Ⅸ　現金及び現金同等物の中間期末(期末)残高	※1	2,459,896	2,437,692	1,907,823

	前中間連結会計期間 (自　平成18年４月１日 至　平成18年９月30日)	当中間連結会計期間 (自　平成19年４月１日 至　平成19年９月30日)	前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)
1　連結の範囲に関する事項	(1) 連結子会社　121社 主要な会社名 株式会社みなと銀行 株式会社関西アーバン銀行 Sumitomo Mitsui Banking Corporation Europe Limited Manufacturers Bank SMBCファイナンスサービス株式会社 SMBC Capital Markets, Inc. なお、SMBC Leasing (UK) Limited他11社は株式取得等により、当中間連結会計期間から連結子会社としております。 住銀保証株式会社他１社は合併等により、SMBCフレンド証券株式会社他１社は、当行の親会社である株式会社三井住友フィナンシャルグループの完全子会社となったこと等により、子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。 (2) 非連結子会社 主要な会社名 SBCS Co., Ltd. 非連結子会社の総資産、経常収益、中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(1) 連結子会社　130社 主要な会社名 株式会社みなと銀行 株式会社関西アーバン銀行 Sumitomo Mitsui Banking Corporation Europe Limited Manufacturers Bank 株式会社クオーク SMBCファイナンスサービス株式会社 SMBC Capital Markets, Inc. なお、株式会社クオーク他５社は議決権の所有割合の増加等により子会社となったため、当中間連結会計期間から連結子会社としております。 (2) 非連結子会社 主要な会社名 SBCS Co., Ltd. 非連結子会社の総資産、経常収益、中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。 財務諸表等規則第８条第７項の規定により出資者等の子会社に該当しないものと推定された特別目的会社14社の概要等は、「(開示対象特別目的会社関係)」の注記に掲げております。 なお、「一定の特別目的会社に係る開示に関する適用指針」(企業会計基準適用指針第15号　平成19年３月29日)が平成19年４月１日以後開始する連結会計年度から適用されることになったことに伴い、当中間連結会計期間から同適用指針を適用しております。	(1) 連結子会社　124社 主要な連結子会社名は、「第１　企業の概況　４　関係会社の状況」に記載しているため省略いたしました。 なお、SMBC Leasing (UK) Limited他15社は株式取得等により、当連結会計年度から連結子会社としております。 住銀保証株式会社他２社は合併等により、SMBCフレンド証券株式会社他１社は、当行の親会社である株式会社三井住友フィナンシャルグループの完全子会社となったこと等により、子会社でなくなったため、当連結会計年度より連結子会社から除外しております。 (2) 非連結子会社 主要な会社名 SBCS Co., Ltd. 非連結子会社の総資産、経常収益、当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

	前中間連結会計期間 (自 平成18年4月1日 至 平成18年9月30日)	当中間連結会計期間 (自 平成19年4月1日 至 平成19年9月30日)	前連結会計年度 (自 平成18年4月1日 至 平成19年3月31日)
2 持分法の適用に関する事項	(1) 持分法適用の非連結子会社 3社 主要な会社名 SBCS Co., Ltd. (2) 持分法適用の関連会社 25社 主要な会社名 プロミス株式会社 エヌ・アイ・エフSMBCベンチャーズ株式会社 三井住友アセットマネジメント株式会社 株式会社クオーク NIFSMBC-V2006S1投資事業有限責任組合他1社は新規設立等により、当中間連結会計期間より持分法適用の関連会社としております。 また、エヌエスエス投資事業有限責任組合他3社は連結子会社となったため、当中間連結会計期間より持分法適用の関連会社から除外しております。 (3) 持分法非適用の非連結子会社 該当ありません。 (4) 持分法非適用の関連会社 主要な会社名 Sumitomo Mitsui Asset Management (New York) Inc. 持分法非適用の関連会社の中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(1) 持分法適用の非連結子会社 3社 主要な会社名 SBCS Co., Ltd. (2) 持分法適用の関連会社 31社 主要な会社名 プロミス株式会社 株式会社セントラルファイナンス エヌ・アイ・エフSMBCベンチャーズ株式会社 三井住友アセットマネジメント株式会社 株式会社セントラルファイナンス他9社は株式取得等により、当中間連結会計期間より持分法適用の関連会社としております。 また、株式会社クオーク他2社は連結子会社となったため、NIFキャピタルマネジメント株式会社他1社は合併等により、当中間連結会計期間より持分法適用の関連会社から除外しております。 (3) 持分法非適用の非連結子会社 該当ありません。 (4) 持分法非適用の関連会社 主要な会社名 Sumitomo Mitsui Asset Management (New York) Inc. 持分法非適用の関連会社の中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(1) 持分法適用の非連結子会社 3社 主要な会社名 SBCS Co., Ltd. (2) 持分法適用の関連会社 26社 主要な持分法適用の関連会社名は、「第1 企業の概況 4 関係会社の状況」に記載しているため省略いたしました。 NIFSMBC－V2006S1投資事業有限責任組合他2社は新規設立等により、当連結会計年度より持分法適用の関連会社としております。 また、エヌエスエス投資事業有限責任組合他3社は連結子会社となったため、当連結会計年度より持分法適用の関連会社から除外しております。 (3) 持分法非適用の非連結子会社 該当ありません。 (4) 持分法非適用の関連会社 主要な会社名 Sumitomo Mitsui Asset Management (New York) Inc. 持分法非適用の関連会社の当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

	前中間連結会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間連結会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)
3　連結子会社の(中間)決算日等に関する事項	(1) 連結子会社の中間決算日は次のとおりであります。 3月末日　5社 4月末日　1社 6月末日　56社 7月末日　1社 9月末日　58社 (2) 3月末日を中間決算日とする連結子会社は、9月末日現在、4月末日を中間決算日とする連結子会社については、7月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。 なお、平成18年8月に設立された6月末日を中間決算日とする連結子会社については、9月末日現在で実施した仮決算に基づく財務諸表により連結しております。 中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。	(1) 連結子会社の中間決算日は次のとおりであります。 3月末日　5社 4月末日　1社 6月末日　56社 7月末日　3社 9月末日　65社 (2) 3月末日及び7月末日を中間決算日とする連結子会社は9月末日現在、4月末日を中間決算日とする連結子会社については7月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。 中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。	(1) 連結子会社の決算日は次のとおりであります。 9月末日　5社 10月末日　1社 12月末日　56社 1月末日　1社 3月末日　61社 (2) 9月末日を決算日とする連結子会社は3月末日現在、10月末日を決算日とする連結子会社については1月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社についてはそれぞれの決算日の財務諸表により連結しております。 連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。
4　会計処理基準に関する事項	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 同左	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。

	前中間連結会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間連結会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)
	(2) 有価証券の評価基準及び評価方法 ① 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前1カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部純資産直入法により処理しております。 ② 金銭の信託において信託財産を構成している有価証券の評価は上記(1)及び(2)①と同じ方法により行っております。	(2) 有価証券の評価基準及び評価方法 ① 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前1カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 なお、その他有価証券の評価差額については、全部純資産直入法により処理しております。 ② 同左	(2) 有価証券の評価基準及び評価方法 ① 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前1カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部純資産直入法により処理しております。 ② 同左
	(3) デリバティブ取引の評価基準及び評価方法 デリバティブ取引(特定取引目的の取引を除く。)の評価は、時価法により行っております。 なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。	(3) デリバティブ取引の評価基準及び評価方法 同左	(3) デリバティブ取引の評価基準及び評価方法 同左
	(4) 減価償却の方法 ① 有形固定資産及びリース資産 当行の有形固定資産の減価償却は、定額法(ただし、動産については定率法)を採用し、年間減価償却費見積額を期間により按分して計上しております。なお、主な耐用年数は次のとおりであります。 建物　7年～50年 動産　2年～20年 連結子会社の有形固定資産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。	(4) 減価償却の方法 ① 有形固定資産及びリース資産 当行の有形固定資産の減価償却は、定額法(ただし、動産については定率法)を採用し、年間減価償却費見積額を期間により按分して計上しております。 また、主な耐用年数は次のとおりであります。 建物　7年～50年 動産　2年～20年 連結子会社の有形固定資産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。 なお、平成19年度税制改正に伴い、平成19年4月1日以後に取得した有形固定資産については、改正後の法人税法に基づく償却方法により減価償却費を計上しております。これによる中間連結貸借対照表等に与える影響は軽微であります。 また、当中間連結会計期間より、平成19年3月31日以前に取得した有形固定資産については、償却可能限度額に達した連結会計年度の翌連結会計年度以後、残存簿価を5年間で均等償却しております。これによる中間連結貸借対照表等に与える影響は軽微であります。	(4) 減価償却の方法 ① 有形固定資産及びリース資産 当行の有形固定資産の減価償却は、定額法(ただし、動産については定率法)を採用しております。なお、主な耐用年数は次のとおりであります。 建物　7年～50年 動産　2年～20年 連結子会社の有形固定資産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。

	前中間連結会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間連結会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)
	②　無形固定資産 無形固定資産の減価償却は、定額法により償却しております。 なお、自社利用のソフトウェアについては、当行及び国内連結子会社で定める利用可能期間(主として5年)に基づいて償却しております。	②　無形固定資産 無形固定資産の減価償却は、定額法により償却しております。 なお、自社利用のソフトウェアについては、当行及び国内連結子会社における利用可能期間(主として5年)に基づいて償却しております。	②　無形固定資産 同左
	(5) 貸倒引当金の計上基準 当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 なお、当行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。	(5) 貸倒引当金の計上基準 当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 なお、当行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。	(5) 貸倒引当金の計上基準 当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 なお、当行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

	前中間連結会計期間 (自　平成18年４月１日 至　平成18年９月30日)	当中間連結会計期間 (自　平成19年４月１日 至　平成19年９月30日)	前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)
	すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 　その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は715,948百万円であります。	すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 　その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は483,786百万円であります。	すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 　連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は454,380百万円であります。
	(6) 賞与引当金の計上基準 　賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間連結会計期間に帰属する額を計上しております。	(6) 賞与引当金の計上基準 同左	(6) 賞与引当金の計上基準 　賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。
	(7) 退職給付引当金の計上基準 　退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： 　その発生時の従業員の平均残存勤務期間内の一定の年数(主として９年)による定額法により損益処理 数理計算上の差異： 　各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として９年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理	(7) 退職給付引当金の計上基準 同左	(7) 退職給付引当金の計上基準 　退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： 　その発生時の従業員の平均残存勤務期間内の一定の年数(主として９年)による定額法により損益処理 数理計算上の差異： 　各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として９年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

	前中間連結会計期間 (自　平成18年４月１日 至　平成18年９月30日)	当中間連結会計期間 (自　平成19年４月１日 至　平成19年９月30日)	前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)
	――――	(8) 役員退職慰労引当金の計上基準 　役員退職慰労引当金は、役員(執行役員を含む)に対する退職慰労金の支払いに備えるため、内規に基づく当中間連結会計期間末の要支給額を計上しております。 　役員退職慰労金は、従来は支出時に費用処理しておりましたが、前連結会計年度の下期において役員退職慰労引当金を計上する方法に変更しました。そのため、前中間連結会計期間は変更後の方法によった場合に比べ、経常利益及び税金等調整前中間純利益はそれぞれ5,693百万円多く計上されております。 　上記に係るセグメント情報に与える影響は(セグメント情報)に記載しております。	(8) 役員退職慰労引当金の計上基準 　役員退職慰労引当金は、役員(執行役員を含む)に対する退職慰労金の支払いに備えるため、内規に基づく期末要支給額を計上しております。役員退職慰労金は、従来は支出時に費用処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金に関する監査上の取扱い」(日本公認会計士協会監査第一委員会報告第42号昭和57年９月21日)が一部改正され、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」(日本公認会計士協会監査・保証実務委員会報告第42号)が平成19年４月13日付けで公表されたことを踏まえ、役員に対する退職慰労金の支給見積額を当該役員の在任期間にわたり費用配分することで期間損益の適正化を図るために、当連結会計年度より役員退職慰労引当金を計上しております。この結果、従来の方法によった場合に比べ、経常利益及び税金等調整前当期純利益はそれぞれ6,233百万円減少しております。なお、上記改正は平成19年４月13日に公表されたため、当中間連結会計期間は従来の方法によっております。従って、当中間連結会計期間は変更後の方法によった場合に比べ、経常利益及び税金等調整前中間純利益はそれぞれ5,693百万円多く計上されております。 　上記に係るセグメント情報に与える影響は(セグメント情報)に記載しております。
	――――	(9) 預金払戻引当金の計上基準 　預金払戻引当金は、一定の条件を満たし負債計上を中止した預金について、預金者からの払戻請求に備えるため、過去の払戻実績に基づく将来の払戻損失見込額を計上しております。負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」(日本公認会計士協会　監査・保証実務委員会報告第42号)が平成19年４月13日付けで公表されたことを踏まえ、当中間連結会計期間より過去の払戻実績に基づく将来の払戻損失見込額を引当てる方法に変更しております。 　この結果、従来の方法によった場合に比べ、経常利益及び税金等調整前中間純利益は11,716百万円それぞれ減少しております。 　上記に係るセグメント情報に与える影響は(セグメント情報)に記載しております。	――――

	前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
	(8) 特別法上の引当金の計上基準 特別法上の引当金は、金融先物取引責任準備金18百万円であり、金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第81条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。	(10) 特別法上の引当金の計上基準 特別法上の引当金は、金融商品取引責任準備金18百万円であり、受託等をした市場デリバティブ取引に関して生じた事故による損失の補てんに充てるため、金融商品取引法第48条の３の規定に基づき計上しております。 なお、従来、金融先物取引法第81条に基づき、金融先物取引責任準備金を計上しておりましたが、平成19年９月30日に金融商品取引法が施行されたことに伴い、当中間連結会計期間から金融商品取引責任準備金として計上しております。	(9) 特別法上の引当金の計上基準 特別法上の引当金は、金融先物取引責任準備金18百万円であり、金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第81条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。
	(9) 外貨建資産・負債の換算基準 当行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。 また、連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。	(11) 外貨建資産・負債の換算基準 同左	(10) 外貨建資産・負債の換算基準 当行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。 また、連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。
	(10) リース取引の処理方法 当行及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	(12) リース取引の処理方法 同左	(11) リース取引の処理方法 同左
	(11) リース取引等に関する収益及び費用の計上基準 ① リース取引のリース料収入の計上方法 主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。 ② 割賦販売取引の売上高及び売上原価の計上方法 主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。	(13) リース取引等に関する収益及び費用の計上基準 ① リース取引のリース料収入の計上方法 同左 ② 割賦販売取引の売上高及び売上原価の計上方法 同左	(12) リース取引等に関する収益及び費用の計上基準 ① リース取引のリース料収入の計上方法 同左 ② 割賦販売取引の売上高及び売上原価の計上方法 同左

	前中間連結会計期間 (自 平成18年4月1日 至 平成18年9月30日)	当中間連結会計期間 (自 平成19年4月1日 至 平成19年9月30日)	前連結会計年度 (自 平成18年4月1日 至 平成19年3月31日)
	(12) 重要なヘッジ会計の方法 ・金利リスク・ヘッジ 当行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。)に規定する繰延ヘッジを適用しております。 相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は60,758百万円(税効果額控除前)、繰延ヘッジ利益の総額は44,682百万円(同前)であります。 ・為替変動リスク・ヘッジ 当行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員	(14) 重要なヘッジ会計の方法 ・金利リスク・ヘッジ 当行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジを適用しております。 小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。)に規定する繰延ヘッジを適用しております。 相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 個別ヘッジについても、当該個別ヘッジに係る有効性の評価をしております。 また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は28,190百万円(税効果額控除前)、繰延ヘッジ利益の総額は20,294百万円(同前)であります。 ・為替変動リスク・ヘッジ 同左	(13) 重要なヘッジ会計の方法 ・金利リスク・ヘッジ 当行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。)に規定する繰延ヘッジを適用しております。 相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当連結会計年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は41,522百万円(税効果額控除前)、繰延ヘッジ利益の総額は29,583百万円(同前)であります。 ・為替変動リスク・ヘッジ 同左

	前中間連結会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間連結会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)
	会報告第25号。以下、「業種別監査委員会報告第25号」という。)に基づく繰延ヘッジを適用しております。 　これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。 　また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。 ・連結会社間取引等 　デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間(又は内部部門間)の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。 　なお、一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。	・連結会社間取引等 同左	・連結会社間取引等 同左
	(13) 消費税等の会計処理 　当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。	(15) 消費税等の会計処理 同左	(14) 消費税等の会計処理 同左
	(14) 税効果会計に関する事項 　中間連結会計期間に係る納付税額及び法人税等調整額は、当行及び国内連結子会社の決算期において予定している剰余金の処分による海外投資等損失準備金の積立て及び取崩しを前提として、当中間連結会計期間に係る金額を計算しております。	(16) 税効果会計に関する事項 同左	―――
5　(中間)連結キャッシュ・フロー計算書における資金の範囲	中間連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。	同左	連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

中間連結財務諸表作成のための基本となる重要な事項の変更

前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
貸借対照表の純資産の部の表示に関する会計基準 「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第５号　平成17年12月９日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第８号　平成17年12月９日）が当中間連結会計期間から適用されることになったことから、以下のとおり表示を変更しております。 (1)「資本の部」は「純資産の部」とし、株主資本、評価・換算差額等、新株予約権及び少数株主持分に区分のうえ表示しております。 なお、当中間連結会計期間末における従来の「資本の部」の合計に相当する金額は3,552,655百万円であります。 (2) 負債の部の次に表示していた「少数株主持分」は、純資産の部に表示しております。 (3) 純額で繰延ヘッジ損失又は繰延ヘッジ利益として「その他資産」又は「その他負債」に含めて計上していたヘッジ手段に係る損益又は評価差額は、税効果額を控除のうえ評価・換算差額等の「繰延ヘッジ損益」として相殺表示しております。	――――――	貸借対照表の純資産の部の表示に関する会計基準 「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第５号　平成17年12月９日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第８号　平成17年12月９日）が当連結会計年度から適用されることになったことから、以下のとおり表示を変更しております。 (1)「資本の部」は「純資産の部」とし、株主資本、評価・換算差額等、新株予約権及び少数株主持分に区分のうえ表示しております。 なお、当連結会計年度末における従来の「資本の部」の合計に相当する金額は4,119,836百万円であります。 (2) 負債の部の次に表示していた「少数株主持分」は、純資産の部に表示しております。 (3) 純額で繰延ヘッジ損失又は繰延ヘッジ利益として「その他資産」又は「その他負債」に含めて計上していたヘッジ手段に係る損益又は評価差額は、税効果額を控除のうえ評価・換算差額等の「繰延ヘッジ損益」として相殺表示しております。
投資事業組合に関する実務対応報告 「投資事業組合に対する支配力基準及び影響力基準の適用に関する実務上の取扱い」（企業会計基準実務対応報告第20号　平成18年９月８日）が公表日以後終了する中間連結会計期間に係る中間連結財務諸表から適用されることになったことに伴い、当中間連結会計期間から同実務対応報告を適用しております。これによる中間連結貸借対照表等に与える影響は軽微であります。	――――――	投資事業組合に関する実務対応報告 「投資事業組合に対する支配力基準及び影響力基準の適用に関する実務上の取扱い」（企業会計基準実務対応報告第20号　平成18年９月８日）が公表日以後終了する連結会計年度に係る連結財務諸表から適用されることになったことに伴い、当連結会計年度から同実務対応報告を適用しております。これによる連結貸借対照表等に与える影響は軽微であります。

前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
ストック・オプション等に関する会計基準 「ストック・オプション等に関する会計基準」（企業会計基準第８号　平成17年12月27日）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準適用指針第11号　平成18年５月31日）を当中間連結会計期間から適用しております。この変更による中間連結貸借対照表等に与える影響は軽微であります。	―――――	ストック・オプション等に関する会計基準 「ストック・オプション等に関する会計基準」（企業会計基準第８号　平成17年12月27日）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準適用指針第11号　最終改正平成18年５月31日）を当連結会計年度から適用しております。これによる連結貸借対照表等に与える影響は軽微であります。
企業結合に係る会計基準等 「企業結合に係る会計基準」（「企業結合に係る会計基準の設定に関する意見書」（企業会計審議会　平成15年10月31日））、「事業分離等に関する会計基準」（企業会計基準第７号　平成17年12月27日）及び「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号　平成17年12月27日）が平成18年４月１日以後開始する連結会計年度から適用されることになったことに伴い、当中間連結会計期間から各会計基準及び同適用指針を適用しております。	―――――	企業結合に係る会計基準等 「企業結合に係る会計基準」（「企業結合に係る会計基準の設定に関する意見書」（企業会計審議会　平成15年10月31日））、「事業分離等に関する会計基準」（企業会計基準第７号　平成17年12月27日）及び「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号　最終改正平成18年12月22日）が平成18年４月１日以後開始する連結会計年度から適用されることになったことに伴い、当連結会計年度から各会計基準及び同適用指針を適用しております。

前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
金融商品に関する会計基準 「金融商品に係る会計基準」（企業会計審議会　平成11年１月22日）が平成18年８月11日付けで一部改正され（「金融商品に関する会計基準」企業会計基準第10号）、改正会計基準の公表日以後終了する連結会計年度及び中間連結会計期間から適用されることになったことに伴い、当中間連結会計期間から改正会計基準を適用し、社債は償却原価法（定額法）に基づいて算定された価額をもって中間連結貸借対照表価額としております。これにより、従来の方法に比べ「その他資産」中の社債発行差金は2,400百万円、「社債」は2,400百万円、それぞれ減少しております。 なお、平成18年３月31日に終了する連結会計年度の連結貸借対照表に計上した社債発行差金は、「繰延資産の会計処理に関する当面の取扱い」（企業会計基準実務対応報告第19号　平成18年８月11日）の経過措置に基づき従前の会計処理を適用し、社債の償還期間にわたり均等償却を行うとともに未償却残高を社債から直接控除しております。	――――――	金融商品に関する会計基準 「金融商品に係る会計基準」（企業会計審議会　平成11年１月22日）が平成18年８月11日付けで一部改正され（「金融商品に関する会計基準」企業会計基準第10号）、改正会計基準の公表日以後終了する連結会計年度から適用されることになったことに伴い、当連結会計年度から改正会計基準を適用し、社債は償却原価法（定額法）に基づいて算定された価額をもって連結貸借対照表価額としております。これにより、従来の方法に比べ「その他資産」中の社債発行差金は2,308百万円、「社債」は2,308百万円、それぞれ減少しております。 上記に係るセグメント情報に与える影響は（セグメント情報）に記載しております。 なお、平成18年３月31日に終了する連結会計年度の連結貸借対照表に計上した社債発行差金は、「繰延資産の会計処理に関する当面の取扱い」（企業会計基準実務対応報告第19号　平成18年８月11日）の経過措置に基づき従前の会計処理を適用し、社債の償還期間にわたり均等償却を行うとともに未償却残高を社債から直接控除しております。
――――――	連結財務諸表における税効果会計に関する実務指針 企業集団内の会社に投資（子会社株式等）を売却した場合の税効果会計について、「連結財務諸表における税効果会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第６号　平成19年３月29日）の第30－2項を当中間連結会計期間から適用しております。なお、これによる中間連結貸借対照表等に与える影響は軽微であります。	――――――

前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
――――――	金融商品に関する会計基準 「金融商品に関する会計基準」（企業会計基準第10号）及び「金融商品会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第14号）等における有価証券の範囲に関する規定が平成19年６月15日付け及び同７月４日付けで一部改正され、金融商品取引法の施行日以後に終了する連結会計年度及び中間連結会計期間から適用されることになったことに伴い、当中間連結会計期間から改正会計基準及び実務指針を適用しております。	――――――

表示方法の変更

前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）
「銀行法施行規則」（昭和57年大蔵省令第10号）別紙様式が「無尽業法施行細則等の一部を改正する内閣府令」（内閣府令第60号　平成18年４月28日）により改正され、平成18年４月１日以後開始する連結会計年度から適用されることになったことに伴い、当中間連結会計期間から以下のとおり表示を変更しております。 （中間連結貸借対照表関係） (1)「動産不動産」は、「有形固定資産」「無形固定資産」又は「その他資産」に区分して表示しております。 (2)「その他資産」に含めて表示していたソフトウェアは、「無形固定資産」に含めて表示しております。 （中間連結キャッシュ・フロー計算書関係） (1)「連結調整勘定償却額」は「負ののれん償却額」に含めて表示しております。 (2)「動産不動産等減価償却費」は、中間連結貸借対照表の「動産不動産」が「有形固定資産」、「無形固定資産」等に区分されたことに伴い、「固定資産減価償却費」として表示しております。「動産不動産処分損益(△)」は、「固定資産処分損益(△)」等として表示しております。 　また、「動産不動産の取得による支出」は「有形固定資産の取得による支出」等として、「動産不動産の売却による収入」は「有形固定資産の売却による収入」等として表示しております。 (3) 営業活動によるキャッシュ・フローの「その他」に含めて表示しておりましたソフトウェアの取得による支出並びに売却による収入は、中間連結貸借対照表の「その他資産」に含めて表示しておりましたソフトウェアが「無形固定資産」に含めて表示されたことに伴い、「無形固定資産の取得による支出」並びに「無形固定資産の売却による収入」に含めて表示しております。	――――――
（中間連結キャッシュ・フロー計算書関係） 　前中間連結会計期間において、営業活動によるキャッシュ・フローの「その他」に含めて表示しておりました「子会社株式売却損益及び子会社の増資に伴う持分変動損益(△)」（前中間連結会計期間△2,686百万円）は、重要性が増加したため、当中間連結会計期間より区分掲記しております。	――――――

注記事項

（中間連結貸借対照表関係）

前中間連結会計期間 (平成18年９月30日現在)	当中間連結会計期間 (平成19年９月30日現在)	前連結会計年度 (平成19年３月31日現在)
※１　有価証券には、非連結子会社及び関連会社の株式215,121百万円及び出資金595百万円を含んでおります。 ※２　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計34,361百万円含まれております。 　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は857,892百万円、当中間連結会計期間末に当該処分をせずに所有しているものは185,462百万円であります。 ※３　貸出金のうち、破綻先債権額は65,026百万円、延滞債権額は620,473百万円であります。 　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。	※１　有価証券には、非連結子会社及び関連会社の株式149,211百万円及び出資金4,649百万円を含んでおります。 ※２　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計78,271百万円含まれております。 　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は913,839百万円、当中間連結会計期間末に当該処分をせずに所有しているものは451,439百万円であります。 ※３　貸出金のうち、破綻先債権額は59,358百万円、延滞債権額は518,766百万円であります。 　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。	※１　有価証券には、非連結子会社及び関連会社の株式133,726百万円及び出資金3,856百万円を含んでおります。 ※２　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計2,188百万円含まれております。 　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は2,088,859百万円、当連結会計年度末に当該処分をせずに所有しているものは154,192百万円であります。 ※３　貸出金のうち、破綻先債権額は60,068百万円、延滞債権額は488,812百万円であります。 　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

前中間連結会計期間 (平成18年９月30日現在)	当中間連結会計期間 (平成19年９月30日現在)	前連結会計年度 (平成19年３月31日現在)
※４　貸出金のうち、３カ月以上延滞債権額は36,865百万円であります。 なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。 ※５　貸出金のうち、貸出条件緩和債権額は406,751百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。 ※６　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,129,117百万円であります。 なお、上記３から６に掲げた債権額は、貸倒引当金控除前の金額であります。 ※７　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は885,675百万円であります。このうち手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は884百万円であります。	※４　貸出金のうち、３カ月以上延滞債権額は31,769百万円であります。 なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。 ※５　貸出金のうち、貸出条件緩和債権額は441,311百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。 ※６　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,051,206百万円であります。 なお、上記３から６に掲げた債権額は、貸倒引当金控除前の金額であります。 ※７　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は867,838百万円であります。	※４　貸出金のうち、３カ月以上延滞債権額は22,018百万円であります。 なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。 ※５　貸出金のうち、貸出条件緩和債権額は476,665百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。 ※６　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,047,566百万円であります。 なお、上記３から６に掲げた債権額は、貸倒引当金控除前の金額であります。 ※７　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は915,318百万円であります。

前中間連結会計期間 (平成18年９月30日現在)	当中間連結会計期間 (平成19年９月30日現在)	前連結会計年度 (平成19年３月31日現在)
※８　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　103,547百万円 特定取引資産　53,278百万円 有価証券　5,832,862百万円 貸出金　557,311百万円 その他資産(延払資産等)　1,936百万円 担保資産に対応する債務 預金　16,352百万円 コールマネー及び売渡手形　1,340,000百万円 売現先勘定　791,883百万円 債券貸借取引受入担保金　3,003,162百万円 特定取引負債　139,666百万円 借用金　930,197百万円 その他負債　1,352百万円 支払承諾　167,064百万円 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金9,108百万円、買入金銭債権38,898百万円、特定取引資産848,721百万円、有価証券4,092,185百万円及び貸出金1,621,611百万円を差し入れております。 また、その他資産のうち保証金は79,601百万円、先物取引差入証拠金は4,613百万円であります。	※８　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　106,326百万円 特定取引資産　617,814百万円 有価証券　4,985,250百万円 貸出金　223,360百万円 その他資産(延払資産等)　2,922百万円 担保資産に対応する債務 預金　20,529百万円 コールマネー及び売渡手形　1,065,000百万円 売現先勘定　142,939百万円 債券貸借取引受入担保金　2,431,734百万円 特定取引負債　165,806百万円 借用金　1,865,904百万円 その他負債　575百万円 支払承諾　163,430百万円 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金7,188百万円、特定取引資産272,293百万円、有価証券2,779,447百万円及び貸出金591,044百万円を差し入れております。 また、その他資産のうち保証金は74,769百万円、先物取引差入証拠金は6,471百万円であります。	※８　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　104,328百万円 特定取引資産　202,292百万円 有価証券　3,033,868百万円 貸出金　934,423百万円 その他資産(延払資産等)　1,946百万円 担保資産に対応する債務 預金　20,588百万円 コールマネー及び売渡手形　1,335,000百万円 売現先勘定　128,695百万円 債券貸借取引受入担保金　1,250,450百万円 特定取引負債　84,532百万円 借用金　1,112,257百万円 その他負債　492百万円 支払承諾　167,153百万円 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金6,761百万円、特定取引資産500,158百万円、有価証券3,946,194百万円及び貸出金535,770百万円を差し入れております。 また、その他資産のうち保証金は85,530百万円、先物取引差入証拠金は2,943百万円であります。
※９　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、37,255,842百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが31,389,278百万円あります。	※９　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、37,854,972百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが31,438,463百万円あります。	※９　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、38,632,746百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが32,455,517百万円あります。

前中間連結会計期間 (平成18年９月30日現在)	当中間連結会計期間 (平成19年９月30日現在)	前連結会計年度 (平成19年３月31日現在)
なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10　当行は、土地の再評価に関する法律(平成10年３月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。 また、一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。	なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10　当行は、土地の再評価に関する法律(平成10年３月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。 また、一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。	なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10　当行は、土地の再評価に関する法律(平成10年３月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。 また、一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。

前中間連結会計期間 (平成18年９月30日現在)	当中間連結会計期間 (平成19年９月30日現在)	前連結会計年度 (平成19年３月31日現在)
再評価を行った年月日 当行 平成10年３月31日及び 平成14年３月31日 一部の連結子会社 平成11年３月31日、 平成14年３月31日 同法律第３条第３項に定める再評価の方法 当行 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 一部の連結子会社 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。	再評価を行った年月日 当行 平成10年３月31日及び 平成14年３月31日 一部の連結子会社 平成11年３月31日、 平成14年３月31日 同法律第３条第３項に定める再評価の方法 当行 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 一部の連結子会社 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。	再評価を行った年月日 当行 平成10年３月31日及び 平成14年３月31日 一部の連結子会社 平成11年３月31日、 平成14年３月31日 同法律第３条第３項に定める再評価の方法 当行 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 一部の連結子会社 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。
※11　有形固定資産の減価償却累計額は492,340百万円、リース資産の減価償却累計額は30,904百万円であります。	※11　有形固定資産の減価償却累計額は494,073百万円、リース資産の減価償却累計額は30,743百万円であります。	※11　有形固定資産の減価償却累計額は484,235百万円、リース資産の減価償却累計額は29,383百万円であります。
※12　有形固定資産の圧縮記帳額 64,987百万円 (当中間連結会計期間圧縮記帳額 ―百万円)	※12　有形固定資産の圧縮記帳額 67,070百万円 (当中間連結会計期間圧縮記帳額 ―百万円)	※12　有形固定資産の圧縮記帳額 67,070百万円 (当連結会計年度圧縮記帳額 2,088百万円)
※13　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金617,500百万円が含まれております。	※13　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金521,500百万円が含まれております。	※13　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金559,500百万円が含まれております。
※14　社債には、劣後特約付社債2,138,556百万円が含まれております。	※14　社債には、劣後特約付社債2,255,632百万円が含まれております。	※14　社債には、劣後特約付社債2,183,810百万円が含まれております。
	※15　「有価証券」中の社債のうち、有価証券の私募(金融商品取引法第２条第３項)による社債に対する保証債務の額は2,258,816百万円であります。	※15　「有価証券」中の社債のうち、有価証券の私募(証券取引法第２条第３項)による社債に対する保証債務の額は2,421,446百万円であります。

（中間連結損益計算書関係）

前中間連結会計期間
（自　平成18年４月１日
至　平成18年９月30日）

※１　その他経常収益には、株式等売却益16,366百万円を含んでおります。

※２　その他経常費用には、貸出金償却48,407百万円、株式等償却7,025百万円、延滞債権等を売却したことによる損失5,545百万円及び持分法による投資損失41,421百万円を含んでおります。

※３　特別利益には、退職給付信託返還益36,330百万円、貸倒引当金戻入益7,576百万円及び子会社の増資に伴う持分変動利益4,226百万円を含んでおります。

※４　特別損失には、固定資産処分損1,837百万円及び減損損失2,006百万円を含んでおります。

※５　当中間連結会計期間において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地域	主な用途	種類	減損損失額（百万円）
首都圏	遊休資産 27物件	土地、建物等	873
近畿圏	営業用店舗 13ヵ店	土地、建物等	349
	遊休資産 18物件		410
その他	遊休資産 12物件	土地、建物等	373

当行は、継続的な収支の管理・把握を実施している各営業拠点(物理的に同一の資産を共有する拠点)をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、連結子会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。

当中間連結会計期間
（自　平成19年４月１日
至　平成19年９月30日）

※１　その他経常収益には、株式等売却益13,725百万円及び持分法による投資利益12,366百万円を含んでおります。

※２　その他経常費用には、貸倒引当金繰入額68,202百万円、貸出金償却58,234百万円及び株式等償却60,315百万円を含んでおります。

※３　特別利益は、固定資産処分益1,118百万円及び償却債権取立益177百万円であります。

※４　特別損失は、固定資産処分損704百万円及び減損損失3,095百万円であります。

※５　当中間連結会計期間において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地域	主な用途	種類	減損損失額（百万円）
首都圏	遊休資産 11物件	土地、建物等	280
近畿圏	遊休資産 8物件	土地、建物等	2,553
その他	遊休資産 8物件	土地、建物等	262

当行は、継続的な収支の管理・把握を実施している各営業拠点(物理的に同一の資産を共有する拠点)をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、連結子会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。

前連結会計年度
（自　平成18年４月１日
至　平成19年３月31日）

※１　その他経常収益には、株式等売却益61,802百万円を含んでおります。

※２　その他経常費用には、貸倒引当金繰入額19,940百万円、貸出金償却63,031百万円、株式等償却16,467百万円、延滞債権等を売却したことによる損失38,953百万円及び持分法による投資損失123,266百万円を含んでおります。

※３　特別利益には、固定資産処分益4,669百万円、償却債権取立益798百万円、退職給付信託返還益36,330百万円及び子会社の増資に伴う持分変動利益4,226百万円を含んでおります。

※４　特別損失は、固定資産処分損7,253百万円及び減損損失4,750百万円であります。

※５　当連結会計年度において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地域	主な用途	種類	減損損失額（百万円）
首都圏	営業用店舗 1ヵ店	土地、建物等	7
	遊休資産 32物件		1,782
近畿圏	営業用店舗 18ヵ店	土地、建物等	833
	遊休資産 22物件		443
その他	遊休資産 18物件	土地、建物等	1,683

当行は、継続的な収支の管理・把握を実施している各営業拠点(物理的に同一の資産を共有する拠点)をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、連結子会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。

前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
当中間連結会計期間は、当行では遊休資産について、また、連結子会社については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能額まで減額し、当該減少額を減損損失として特別損失に計上しております。 回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。	当中間連結会計期間は、当行では遊休資産について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。 回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。	当連結会計年度は、当行では遊休資産について、また、連結子会社については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。 回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

(中間連結株主資本等変動計算書関係)

I　前中間連結会計期間（自　平成18年４月１日　至　平成18年９月30日）

1　発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前連結会計年度末株式数(株)	当中間連結会計期間増加株式数(株)	当中間連結会計期間減少株式数(株)	当中間連結会計期間末株式数(株)	摘要
発行済株式					
普通株式	55,212,947	989,721	―	56,202,668	(注) 1
第一種優先株式	35,000	―	―	35,000	
第二種優先株式	100,000	―	―	100,000	
第三種優先株式	695,000	―	―	695,000	
第１回第六種優先株式	70,001	―	―	70,001	
合計	56,112,948	989,721	―	57,102,669	
自己株式					
第一種優先株式	―	35,000	―	35,000	(注) 2
第二種優先株式	―	100,000	―	100,000	(注) 3
第三種優先株式	―	500,000	―	500,000	(注) 4
合計	―	635,000	―	635,000	

(注) 1　普通株式の発行済株式総数の増加989,721株は、第一種優先株式、第二種優先株式及び第三種優先株式に係る取得請求権の行使による増加であります。

2　第一種優先株式の自己株式の増加35,000株は、平成18年５月17日に、当該優先株式に係る取得請求権の行使により取得したことによるものであります。

3　第二種優先株式の自己株式の増加100,000株は、平成18年５月17日及び同年９月６日に、当該優先株式に係る取得請求権の行使により取得したことによるものであります。

4　第三種優先株式の自己株式の増加500,000株は、平成18年９月29日に、当該優先株式に係る取得請求権の行使により取得したことによるものであります。

2　新株予約権に関する事項

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数(株)				当中間連結会計期間末残高(百万円)	摘要
			前連結会計年度末	当中間連結会計期間		当中間連結会計期間末		
				増加	減少			
連結子会社	―	―					4	
合計							4	

3　配当に関する事項

決議	株式の種類	配当金の総額(百万円)	1株当たりの金額(円)	基準日	効力発生日
平成18年６月29日定時株主総会	普通株式	300,027	5,434	平成18年３月31日	平成18年６月29日

Ⅱ　当中間連結会計期間（自　平成19年４月１日　至　平成19年９月30日）

1　発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前連結会計年度末株式数（株）	当中間連結会計期間増加株式数（株）	当中間連結会計期間減少株式数（株）	当中間連結会計期間末株式数（株）	摘要
発行済株式					
普通株式	56,355,849	―	―	56,355,849	
第１回第六種優先株式	70,001	―	―	70,001	
合計	56,425,850	―	―	56,425,850	

2　新株予約権に関する事項

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数(株)				当中間連結会計期間末残高（百万円）	摘要
			前連結会計年度末	当中間連結会計期間		当中間連結会計期間末		
				増加	減少			
連結子会社	―	―					27	
合計							27	

3　配当に関する事項

基準日が当中間連結会計期間に属する配当のうち、配当の効力発生日が当中間連結会計期間の末日後となるもの

決議	株式の種類	配当金の総額（百万円）	配当の原資	１株当たりの金額(円)	基準日	効力発生日
平成19年11月19日取締役会	普通株式	71,515	利益剰余金	1,269	平成19年９月30日	平成19年11月19日
	第１回第六種優先株式	3,097	利益剰余金	44,250	平成19年９月30日	平成19年11月19日

Ⅲ　前連結会計年度(自　平成18年４月１日　至　平成19年３月31日)

1　発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前連結会計年度末株式数(株)	当連結会計年度増加株式数(株)	当連結会計年度減少株式数(株)	当連結会計年度末株式数(株)	摘要
発行済株式					
普通株式	55,212,947	1,142,902	―	56,355,849	(注)1
第一種優先株式	35,000	―	35,000	―	(注)2
第二種優先株式	100,000	―	100,000	―	(注)3
第三種優先株式	695,000	―	695,000	―	(注)4
第１回第六種優先株式	70,001	―	―	70,001	
合計	56,112,948	1,142,902	830,000	56,425,850	
自己株式					
第一種優先株式	―	35,000	35,000	―	(注)2
第二種優先株式	―	100,000	100,000	―	(注)3
第三種優先株式	―	695,000	695,000	―	(注)4
合計	―	830,000	830,000	―	

(注)1　普通株式の発行済株式総数の増加1,142,902株は、第一種優先株式、第二種優先株式及び第三種優先株式に係る取得請求権の行使による増加であります。

2　第一種優先株式の自己株式の増加35,000株は、平成18年５月17日に、当該優先株式に係る取得請求権の行使により取得したことによるものであります。

また、第一種優先株式の発行済株式総数の減少35,000株及び自己株式の減少35,000株は、平成18年10月31日に、自己株式の消却を実施したことによるものであります。

3　第二種優先株式の自己株式の増加100,000株は、平成18年５月17日及び同年９月６日に、当該優先株式に係る取得請求権の行使により取得したことによるものであります。

また、第二種優先株式の発行済株式総数の減少100,000株及び自己株式の減少100,000株は、平成18年10月31日に、自己株式の消却を実施したことによるものであります。

4　第三種優先株式の自己株式の増加695,000株は、平成18年９月29日及び同年10月11日に、当該優先株式に係る取得請求権の行使により取得したことによるものであります。

また、第三種優先株式の発行済株式総数の減少695,000株及び自己株式の減少695,000株は、平成18年10月31日に、自己株式の消却を実施したことによるものであります。

2　新株予約権に関する事項

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数(株)				当連結会計年度末残高(百万円)	摘要
			前連結会計年度末	当連結会計年度		当連結会計年度末		
				増加	減少			
連結子会社	―	―					14	
合計							14	

3　配当に関する事項

当連結会計年度中の配当金支払額

決議	株式の種類	配当金の総額(百万円)	１株当たりの金額(円)	基準日	効力発生日
平成18年６月29日定時株主総会	普通株式	300,027	5,434	平成18年３月31日	平成18年６月29日
平成19年３月29日取締役会	普通株式	42,999	763	平成18年12月31日	平成19年３月29日
	第１回第六種優先株式	6,195	88,500	平成18年12月31日	平成19年３月29日

（中間連結キャッシュ・フロー計算書関係）

前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
※１　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 （金額単位　百万円） 平成18年９月30日現在 現金預け金勘定　3,928,282 有利息預け金　△1,468,385 現金及び現金同等物　2,459,896 ２　重要な非資金取引の内容 株式交換により連結の範囲から除外されたSMBCフレンド証券株式会社他１社の資産及び負債の主な内訳は以下のとおりであります。 （金額単位　百万円） 資産　253,264 （うちその他資産　125,688） 負債　111,804 （うちその他負債　97,403）	※１　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 （金額単位　百万円） 平成19年９月30日現在 現金預け金勘定　5,876,290 有利息預け金　△3,438,597 現金及び現金同等物　2,437,692 ２　重要な非資金取引の内容 議決権の所有割合の増加により新たに連結子会社となった株式会社クオーク他２社の資産及び負債の主な内訳は以下のとおりであります。 （金額単位　百万円） 資産　1,504,288 （うちその他資産　548,428 支払承諾見返　891,593） 負債　1,471,831 （うち借用金　436,628 支払承諾　891,593）	※１　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 （金額単位　百万円） 平成19年３月31日現在 現金預け金勘定　3,954,022 有利息預け金　△2,046,199 現金及び現金同等物　1,907,823 ２　重要な非資金取引の内容 株式交換により連結の範囲から除外されたSMBCフレンド証券株式会社他１社の資産及び負債の主な内訳は以下のとおりであります。 （金額単位　百万円） 資産　253,264 （うちその他資産　125,688） 負債　111,804 （うちその他負債　97,403）

（リース取引関係）

前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額 取得価額相当額 動産　10,380百万円 その他　663百万円 合計　11,043百万円 減価償却累計額相当額 動産　4,530百万円 その他　259百万円 合計　4,790百万円 中間連結会計期間末残高相当額 動産　5,849百万円 その他　403百万円 合計　6,253百万円 ・未経過リース料中間連結会計期間末残高相当額 １年内　1,767百万円 １年超　4,672百万円 合計　6,439百万円 ・支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　1,136百万円 減価償却費相当額　994百万円 支払利息相当額　129百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。	１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額 取得価額相当額 動産　11,697百万円 その他　1,191百万円 合計　12,888百万円 減価償却累計額相当額 動産　4,973百万円 その他　645百万円 合計　5,619百万円 中間連結会計期間末残高相当額 動産　6,723百万円 その他　545百万円 合計　7,268百万円 ・未経過リース料中間連結会計期間末残高相当額 １年内　2,211百万円 １年超　5,300百万円 合計　7,511百万円 ・支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　1,115百万円 減価償却費相当額　983百万円 支払利息相当額　128百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。	１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額 取得価額相当額 動産　10,561百万円 その他　1,253百万円 合計　11,815百万円 減価償却累計額相当額 動産　4,763百万円 その他　720百万円 合計　5,483百万円 年度末残高相当額 動産　5,798百万円 その他　533百万円 合計　6,331百万円 ・未経過リース料年度末残高相当額 １年内　1,786百万円 １年超　4,755百万円 合計　6,542百万円 ・支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　2,662百万円 減価償却費相当額　2,347百万円 支払利息相当額　284百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

前中間連結会計期間 (自　平成18年４月１日 至　平成18年９月30日)	当中間連結会計期間 (自　平成19年４月１日 至　平成19年９月30日)	前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)
(2) 貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び中間連結会計期間末残高 取得価額 動産　43,670百万円 その他　2,532百万円 合計　46,202百万円 減価償却累計額 動産　25,475百万円 その他　1,325百万円 合計　26,800百万円 中間連結会計期間末残高 動産　18,194百万円 その他　1,207百万円 合計　19,401百万円 ・未経過リース料中間連結会計期間末残高相当額 １年内　7,070百万円 １年超　13,311百万円 合計　20,381百万円 ・受取リース料、減価償却費及び受取利息相当額 受取リース料　4,316百万円 減価償却費　3,726百万円 受取利息相当額　519百万円 ・利息相当額の算定方法 リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。 2　オペレーティング・リース取引 (1) 借手側 ・未経過リース料 １年内　16,740百万円 １年超　77,611百万円 合計　94,351百万円 (2) 貸手側 ・未経過リース料 １年内　374百万円 １年超　683百万円 合計　1,057百万円 なお、上記１、２に記載した貸手側の未経過リース料のうち3,131百万円を借用金等の担保に提供しております。	(2) 貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び中間連結会計期間末残高 取得価額 動産　45,091百万円 その他　2,850百万円 合計　47,942百万円 減価償却累計額 動産　27,101百万円 その他　1,478百万円 合計　28,580百万円 中間連結会計期間末残高 動産　17,989百万円 その他　1,372百万円 合計　19,361百万円 ・未経過リース料中間連結会計期間末残高相当額 １年内　7,448百万円 １年超　12,976百万円 合計　20,424百万円 ・受取リース料、減価償却費及び受取利息相当額 受取リース料　4,569百万円 減価償却費　3,941百万円 受取利息相当額　555百万円 ・利息相当額の算定方法 リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。 2　オペレーティング・リース取引 (1) 借手側 ・未経過リース料 １年内　10,822百万円 １年超　45,889百万円 合計　56,711百万円 (2) 貸手側 ・未経過リース料 １年内　460百万円 １年超　590百万円 合計　1,050百万円 なお、上記１、２に記載した貸手側の未経過リース料のうち3,651百万円を借用金等の担保に提供しております。	(2) 貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び年度末残高 取得価額 動産　44,635百万円 その他　2,664百万円 合計　47,300百万円 減価償却累計額 動産　25,953百万円 その他　1,334百万円 合計　27,287百万円 年度末残高 動産　18,682百万円 その他　1,330百万円 合計　20,013百万円 ・未経過リース料年度末残高相当額 １年内　7,429百万円 １年超　13,610百万円 合計　21,039百万円 ・受取リース料、減価償却費及び受取利息相当額 受取リース料　8,756百万円 減価償却費　7,497百万円 受取利息相当額　1,085百万円 ・利息相当額の算定方法 リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。 2　オペレーティング・リース取引 (1) 借手側 ・未経過リース料 １年内　11,315百万円 １年超　49,598百万円 合計　60,914百万円 (2) 貸手側 ・未経過リース料 １年内　456百万円 １年超　820百万円 合計　1,276百万円 なお、上記１、２に記載した貸手側の未経過リース料のうち3,552百万円を借用金等の担保に提供しております。

※1　中間連結貸借対照表の「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めて記載しております。

※2　「子会社株式及び関連会社株式で時価のあるもの」については、中間財務諸表における注記事項として記載しております。

Ⅰ　前中間連結会計期間

1　満期保有目的の債券で時価のあるもの(平成18年9月30日現在)

	中間連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)
国債	749,983	740,068	△9,915
地方債	96,997	94,594	△2,403
社債	379,828	375,729	△4,099
その他	9,917	10,139	222
合計	1,236,726	1,220,530	△16,195

(注)　時価は、当中間連結会計期間末日における市場価格等に基づいております。

2　その他有価証券で時価のあるもの(平成18年9月30日現在)

	取得原価(百万円)	中間連結貸借対照表計上額(百万円)	評価差額(百万円)
株式	1,975,076	3,624,863	1,649,787
債券	9,328,369	9,152,117	△176,252
国債	7,874,685	7,719,249	△155,436
地方債	512,392	501,778	△10,613
社債	941,292	931,089	△10,202
その他	4,175,686	4,140,944	△34,742
合計	15,479,132	16,917,925	1,438,792

(注) 1　中間連結貸借対照表計上額は、株式については主として当中間連結会計期間末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。

2　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理(以下、「減損処理」という。)しております。当中間連結会計期間におけるこの減損処理額は1,243百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

3　時価評価されていない有価証券の主な内容及び中間連結貸借対照表計上額(平成18年9月30日現在)

	金額(百万円)
満期保有目的の債券	
その他	8, 667
その他有価証券	
非上場株式(店頭売買株式を除く)	472, 476
非上場債券	2, 729, 834
非上場外国証券	473, 946
その他	393, 974

Ⅱ　当中間連結会計期間

1　満期保有目的の債券で時価のあるもの(平成19年９月30日現在)

	中間連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)
国債	629,520	624,234	△5,285
地方債	97,206	95,885	△1,321
社債	386,456	383,881	△2,575
その他	5,630	5,633	2
合計	1,118,814	1,109,634	△9,179

(注)　時価は、当中間連結会計期間末日における市場価格等に基づいております。

2　その他有価証券で時価のあるもの(平成19年９月30日現在)

	取得原価(百万円)	中間連結貸借対照表計上額(百万円)	評価差額(百万円)
株式	1,957,354	3,691,880	1,734,525
債券	7,907,463	7,744,223	△163,239
国債	6,742,463	6,592,967	△149,495
地方債	437,521	430,861	△6,659
社債	727,478	720,394	△7,083
その他	3,731,060	3,690,084	△40,976
合計	13,595,878	15,126,188	1,530,310

(注) 1　中間連結貸借対照表計上額は、株式については主として当中間連結会計期間末前１カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。

2　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理(以下、「減損処理」という。)しております。当中間連結会計期間におけるこの減損処理額は69,468百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

3　時価評価されていない有価証券の主な内容及び中間連結貸借対照表計上額(平成19年９月30日現在)

	金額(百万円)
満期保有目的の債券	
売掛債権信託受益権等	1,236
その他有価証券	
非上場株式(店頭売買株式を除く)	390,023
非上場債券	2,715,372
非上場外国証券	694,949
その他	614,338

Ⅲ　前連結会計年度

1　売買目的有価証券(平成19年３月31日現在)

	連結貸借対照表計上額(百万円)	当連結会計年度の損益に含まれた評価差額(百万円)
売買目的有価証券	1,134,408	410

2　満期保有目的の債券で時価のあるもの(平成19年３月31日現在)

	連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)	うち益(百万円)	うち損(百万円)
国債	629,762	621,717	△8,045	20	8,065
地方債	97,102	95,307	△1,794	—	1,794
社債	380,142	376,735	△3,406	—	3,406
その他	5,445	5,626	180	180	—
合計	1,112,452	1,099,387	△13,065	200	13,266

(注) 1　時価は、当連結会計年度末日における市場価格等に基づいております。
2　「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3　その他有価証券で時価のあるもの(平成19年３月31日現在)

	取得原価(百万円)	連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
株式	1,956,522	3,956,984	2,000,462	2,012,992	12,530
債券	8,481,502	8,324,135	△157,367	1,805	159,173
国債	7,150,787	7,010,301	△140,485	1,182	141,668
地方債	482,555	474,001	△8,554	119	8,674
社債	848,158	839,831	△8,327	503	8,830
その他	2,753,890	2,763,767	9,876	42,965	33,089
合計	13,191,915	15,044,886	1,852,971	2,057,764	204,792

(注) 1　連結貸借対照表計上額は、株式については主として当連結会計年度末前１カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理(以下、「減損処理」という。)しております。当連結会計年度におけるこの減損処理額は7,239百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先　　時価が取得原価に比べて下落
要注意先　　時価が取得原価に比べて30％以上下落
正常先　　時価が取得原価に比べて50％以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4　当連結会計年度中に売却した満期保有目的の債券

該当ありません。

5　当連結会計年度中に売却したその他有価証券(自　平成18年4月1日　至　平成19年3月31日)

	売却額(百万円)	売却益の合計額(百万円)	売却損の合計額(百万円)
その他有価証券	21,535,631	89,428	141,143

6　時価評価されていない有価証券の主な内容及び連結貸借対照表計上額(平成19年3月31日現在)

	金額(百万円)
満期保有目的の債券	
売掛債権信託受益権等	5,422
その他有価証券	
非上場株式(店頭売買株式を除く)	451,487
非上場債券	2,846,521
非上場外国証券	593,724
その他	458,441

7　保有目的を変更した有価証券

該当ありません。

8　その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額(平成19年3月31日現在)

	1年以内(百万円)	1年超5年以内(百万円)	5年超10年以内(百万円)	10年超(百万円)
債券	3,564,060	4,284,554	2,346,081	2,082,953
国債	2,824,945	1,872,341	956,640	1,986,136
地方債	101,824	161,564	307,293	421
社債	637,290	2,250,648	1,082,146	96,396
その他	665,206	495,572	701,134	956,785
合計	4,229,267	4,780,127	3,047,215	3,039,739

(金銭の信託関係)

Ⅰ　前中間連結会計期間

1　満期保有目的の金銭の信託

該当ありません。

2　その他の金銭の信託(運用目的及び満期保有目的以外の金銭の信託)(平成18年9月30日現在)

	取得原価(百万円)	中間連結貸借対照表計上額(百万円)	評価差額(百万円)
その他の金銭の信託	2,602	2,820	217

(注)　中間連結貸借対照表計上額は、当中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。

Ⅱ　当中間連結会計期間

1　満期保有目的の金銭の信託

該当ありません。

2　その他の金銭の信託(運用目的及び満期保有目的以外の金銭の信託)(平成19年9月30日現在)

	取得原価(百万円)	中間連結貸借対照表計上額(百万円)	評価差額(百万円)
その他の金銭の信託	2,549	2,627	78

(注)　中間連結貸借対照表計上額は、当中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。

Ⅲ　前連結会計年度

1　運用目的の金銭の信託

該当ありません。

2　満期保有目的の金銭の信託

該当ありません。

3　その他の金銭の信託(運用目的及び満期保有目的以外の金銭の信託)(平成19年3月31日現在)

	取得原価(百万円)	連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
その他の金銭の信託	2,602	2,924	322	322	―

(注) 1　連結貸借対照表計上額は、当連結会計年度末日における市場価格等に基づく時価により計上したものであります。

2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

（その他有価証券評価差額金）

Ⅰ　前中間連結会計期間

○その他有価証券評価差額金（平成18年９月30日現在）

中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額（百万円）
評価差額	1,439,004
その他有価証券	1,438,786
その他の金銭の信託	217
（△）繰延税金負債	584,262
その他有価証券評価差額金（持分相当額調整前）	854,741
（△）少数株主持分相当額	6,261
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	1,809
その他有価証券評価差額金	850,289

（注）　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

Ⅱ　当中間連結会計期間

○その他有価証券評価差額金（平成19年９月30日現在）

中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額（百万円）
評価差額	1,530,596
その他有価証券	1,530,518
その他の金銭の信託	78
（△）繰延税金負債	465,206
その他有価証券評価差額金（持分相当額調整前）	1,065,390
（△）少数株主持分相当額	4,301
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	683
その他有価証券評価差額金	1,061,772

（注）　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

Ⅲ　前連結会計年度

○その他有価証券評価差額金(平成19年３月31日現在)

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額(百万円)
評価差額	1,853,366
その他有価証券	1,853,044
その他の金銭の信託	322
(△)繰延税金負債	580,788
その他有価証券評価差額金(持分相当額調整前)	1,272,578
(△)少数株主持分相当額	6,064
(＋)持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	2,871
その他有価証券評価差額金	1,269,385

(注)　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

(デリバティブ取引関係)

Ⅰ　前中間連結会計期間

(1) 金利関連取引(平成18年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	金利先物	104,551,884	△951	△951
店頭	金利先渡契約	10,103,047	△516	△516
	金利スワップ	430,348,581	95,170	95,170
	金利スワップション	5,418,113	23,650	23,650
	キャップ	24,281,152	△23,902	△23,902
	フロアー	4,672,579	1,316	1,316
	その他	4,316,614	22,838	22,838
	合計	―	117,605	117,605

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は△183百万円(損失)であります。

(2) 通貨関連取引(平成18年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	20,049,213	90,411	45,306
	通貨スワップション	2,100,318	8,382	8,382
	為替予約	48,856,800	△54,205	△54,205
	通貨オプション	7,624,342	△61,336	△61,336
	合計	―	△16,747	△61,853

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの、又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は74百万円(利益)であります。

(3) 株式関連取引(平成18年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物	89,869	△21	△21
店頭	有価証券店頭オプション	183,359	0	0
	合計	―	△21	△21

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引(平成18年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物	1,860,765	△537	△537
店頭	債券先渡契約	68,993	1,693	1,693
	債券店頭オプション	104,000	△12	△12
	合計	―	1,142	1,142

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引(平成18年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	商品先物	14,496	△268	△268
店頭	商品スワップ	560,099	90,463	90,463
	商品オプション	43,822	5,768	5,768
	合計	―	95,963	95,963

(注) 1 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引(平成18年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション	1,321,566	1,118	1,118
	その他	175	△0	△0
	合計	―	1,117	1,117

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

Ⅱ　当中間連結会計期間

(1) 金利関連取引(平成19年９月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	金利先物	119,270,426	2,088	2,088
	金利オプション	111,548	0	0
店頭	金利先渡契約	4,584,433	△17	△17
	金利スワップ	434,852,621	84,007	84,007
	金利スワップション	8,237,708	19,422	19,422
	キャップ	45,458,961	△13,767	△13,767
	フロアー	6,222,614	△1,335	△1,335
	その他	7,231,835	22,013	22,013
	合計	―	112,412	112,412

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(2) 通貨関連取引(平成19年９月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	22,172,254	43,572	106,075
	通貨スワップション	1,571,635	9,699	9,699
	為替予約	58,247,707	△131,623	△131,623
	通貨オプション	11,459,954	△48,197	△48,197
	合計	―	△126,548	△64,045

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの、又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。

(3) 株式関連取引(平成19年９月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物	162,186	△1,981	△1,981
店頭	有価証券店頭オプション	517,185	0	0
	合計	―	△1,981	△1,981

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引(平成19年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物	3,716,029	3	3
	債券先物オプション	10,000	27	27
店頭	債券先渡契約	69,716	1,731	1,731
	合計	―	1,762	1,762

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引(平成19年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	商品先物	430	43	43
店頭	商品スワップ	556,848	83,587	83,587
	商品オプション	49,973	5,147	5,147
	合計	―	88,777	88,777

(注) 1 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 商品は燃料及び金属等に係るものであります。

(6) クレジットデリバティブ取引(平成19年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション	3,294,459	1,257	1,257
	その他	85	0	0
	合計	―	1,257	1,257

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

Ⅲ　前連結会計年度(自　平成18年４月１日　至　平成19年３月31日)

1　取引の状況に関する事項

(1) 取引の内容

当行及び連結子会社で取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

(2) 取引の利用目的、取組方針

当行では、お客さまのヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。

金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外支店及び連結子会社に設置されたトレーディング担当部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。

預貸金等の銀行業務に付随して発生する市場リスクの調整については、経営会議等で審議された方針に基づき、ALM担当部署がALMオペレーションとしてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しており、ヘッジ会計の方法としては繰延ヘッジ又は時価ヘッジを適用しております。

小口多数の金銭債権債務に対する金利リスクに係る包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に定められた要件を満たす繰延ヘッジを適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。また、その他有価証券のうちALM目的で保有する債券の相場変動を相殺する個別ヘッジについては時価ヘッジを適用しており、当該個別ヘッジに係る有効性の評価をしております。

異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替リスクに係る包括ヘッジについては、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号)に定められた要件に従い、ヘッジ手段である通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認の上、繰延ヘッジを適用しております。

連結子会社のうち、スワップハウス等の海外連結子会社におけるトレーディング担当部署でも、銀行本体に準じた目的・方針にて取引を行っております。上記連結子会社におけるトレーディング担当部署以外、及びその他の連結子会社におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

(3) 取引に係るリスクの内容

デリバティブ取引に係る主要なリスクとしては、市場の相場変動により保有するポートフォリオの価値が変動し損失が発生する「市場リスク」、取引相手の財務状態の悪化により契約が履行されなくなり損失を被る「信用リスク」、市場の流動性の低下により適正な価格で希望する量の取引が困難となる「市場流動性リスク」等があります。

特にデリバティブ取引には、リスク内容が複雑な取引、僅かな当初資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められております。

(4) 取引に係るリスクの管理体制

当行では、リスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正なレベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指しております。実効性のあるリスク管理の実現のため、リスク管理に関する基本方針等については経営会議にて決定、取締役会の承認を得る体制としています。また、リスクの種類毎にリスク管理担当部署を定め、連結子会社を含めた各種リスクの管理を行っております。各リスク管理担当部署については業務担当部署から独立させる等、業務への十分な牽制が働くよう配慮しているほか、独立した監査担当部署が、業務の運営及びリスク管理の状況について監査を実施する体制としています。なお、デリバティブ取引を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、リスク量並びに損益について厳正なチェック機能が働く体制としております。

市場リスクには金利リスク、為替リスク等の種類がありますが、当行では高度な統計的手法を用いたVaR(バリュー・アット・リスク)により、予想される最大損失額を把握して統合的に管理しております。当行ではVaRの計測にヒストリカル・シミュレーション法を使用しております。

当行及び連結子会社の市場部門で保有する市場リスクの総量枠については、自己資本等の経営体力をもとに保守的に設定しています。また、政策投資株式に係る株価変動リスク等、市場部門以外の当行全体、及び主要連結子会社が保有する市場リスクについてもVaRを計測し、取締役会や経営会議にリスク状況が報告される体制としております。

信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しています。相手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を締結する等、信用リスクを抑制する運営も行っております。

また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守状況、市場動向等をモニタリングする体制としております。

2　取引の時価等に関する事項

(1) 金利関連取引(平成19年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	金利先物				
	売建	60,107,669	3,490,131	4,557	4,557
	買建	58,921,496	3,573,504	△3,229	△3,229
	金利オプション				
	売建	118,090	—	△20	△20
	買建	—	—	—	—
店頭	金利先渡契約				
	売建	400,000	—	278	278
	買建	11,162,242	125,008	△35	△35
	金利スワップ	445,980,360	333,375,893	57,865	57,865
	受取固定・支払変動	213,209,584	162,321,475	△292,629	△292,629
	受取変動・支払固定	212,831,815	156,705,543	342,376	342,376
	受取変動・支払変動	19,815,084	14,229,818	13,821	13,821
	金利スワップション				
	売建	3,163,737	1,550,186	△40,755	△40,755
	買建	3,380,799	2,002,072	61,695	61,695
	キャップ				
	売建	21,500,368	14,937,062	△27,574	△27,574
	買建	12,022,208	8,260,827	16,947	16,947
	フロアー				
	売建	842,962	709,538	△2,931	△2,931
	買建	3,569,523	2,042,491	1,342	1,342
	その他				
	売建	1,950,131	1,368,826	△11,465	△11,465
	買建	4,049,334	2,440,410	27,040	27,040
	合計	—	—	83,714	83,714

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2　時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(2) 通貨関連取引(平成19年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	20,642,016	12,660,562	42,400	55,914
	通貨スワップション				
	売建	866,633	863,798	3,489	3,487
	買建	896,229	890,206	4,146	4,149
	為替予約	61,062,144	5,056,679	△104,425	△104,425
	通貨オプション				
	売建	4,501,193	2,381,131	△159,703	△159,703
	買建	4,344,112	2,195,492	98,237	98,237
	合計	―	―	△115,854	△102,340

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの、又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
2　時価の算定
割引現在価値やオプション価格計算モデルにより算定しております。

(3) 株式関連取引(平成19年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物				
	売建	12,542	―	△150	△150
	買建	19,646	―	403	403
店頭	有価証券店頭オプション				
	売建	17,000	17,000	587	587
	買建	252,092	105,043	△587	△587
	合計	―	―	252	252

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2　時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、オプション価格計算モデルにより算定しております。

(4) 債券関連取引(平成19年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物				
	売建	667,501	―	1,895	1,895
	買建	655,089	―	△1,680	△1,680
店頭	債券先渡契約				
	売建	―	―	―	―
	買建	69,970	65,498	1,575	1,575
	合計	―	―	1,791	1,791

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(5) 商品関連取引(平成19年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	商品先物				
	売建	237	―	△3	△3
	買建	359	―	6	6
	商品先物オプション				
	売建	949	―	△43	△43
	買建	949	―	43	43
店頭	商品スワップ				
	固定価格受取・変動価格支払	359,881	311,948	△69,212	△69,212
	変動価格受取・固定価格支払	259,581	209,132	157,000	157,000
	固定価格受取・固定価格支払	17,821	―	29	29
	商品オプション				
	売建	7,624	7,058	△945	△945
	買建	38,356	30,957	6,304	6,304
	合計	―	―	93,180	93,180

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 時価の算定
取引所取引につきましては、ニューヨーク・マーカンタイル取引所等における最終の価格によっております。店頭取引につきましては、取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3 商品は燃料及び金属等に係るものであります。

(6) クレジットデリバティブ取引(平成19年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション				
	売建	1,322,651	1,295,611	2,628	2,628
	買建	1,514,279	1,509,279	△1,816	△1,816
	その他				
	売建	40	—	△3	△3
	買建	40	—	3	3
	合計	—	—	812	812

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2　時価の算定
割引現在価値やオプション価格計算モデルにより算定しております。
3　「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

(ストック・オプション等関係)

Ⅰ　前中間連結会計期間(自　平成18年4月1日　至　平成18年9月30日)

1　ストック・オプションにかかる当中間連結会計期間における費用計上額及び科目名

営業経費　4百万円

Ⅱ　当中間連結会計期間(自　平成19年4月1日　至　平成19年9月30日)

1　ストック・オプションにかかる当中間連結会計期間における費用計上額及び科目名

営業経費　12百万円

Ⅲ　前連結会計年度(自　平成18年4月1日　至　平成19年3月31日)

1　ストック・オプションにかかる当連結会計年度における費用計上額及び科目名

営業経費　14百万円

2　ストック・オプションの内容、規模及びその変動状況

連結子会社である関西アーバン銀行

(1) ストック・オプションの内容

決議年月日	平成13年6月28日	平成14年6月27日	平成15年6月27日	平成16年6月29日
付与対象者の区分及び人数(人)	役職員　45	役職員　44	役職員　65	役職員　174
ストック・オプションの数(株)(注)	普通株式　238,000	普通株式　234,000	普通株式　306,000	普通株式　399,000
付与日	平成13年7月31日	平成14年7月31日	平成15年7月31日	平成16年7月30日
権利確定条件	付されていない	付されていない	付されていない	付されていない
対象勤務期間	定めがない	定めがない	定めがない	定めがない
権利行使期間	平成15年6月29日から 平成23年6月28日まで	平成16年6月28日から 平成24年6月27日まで	平成17年6月28日から 平成25年6月27日まで	平成18年6月30日から 平成26年6月29日まで

決議年月日	平成17年6月29日	平成18年6月29日	平成18年6月29日
付与対象者の区分及び人数(人)	役職員　183	取締役　9	取締役を兼務しない 執行役員　14 使用人　　46
ストック・オプションの数(株)(注)	普通株式　464,000	普通株式　162,000	普通株式　115,000
付与日	平成17年7月29日	平成18年7月31日	平成18年7月31日
権利確定条件	付されていない	付されていない	付されていない
対象勤務期間	定めがない	定めがない	定めがない
権利行使期間	平成19年6月30日から 平成27年6月29日まで	平成20年6月30日から 平成28年6月29日まで	平成20年6月30日から 平成28年6月29日まで

(注)　株式数に換算して記載しております。

(2) ストック・オプションの規模及びその変動状況
ストック・オプションの数 (注)

決議年月日	平成13年6月28日	平成14年6月27日	平成15年6月27日	平成16年6月29日
権利確定前(株)				
前連結会計年度末	—	—	—	399,000
付与	—	—	—	—
失効	—	—	—	—
権利確定	—	—	—	399,000
未確定残	—	—	—	—
権利確定後(株)				
前連結会計年度末	220,000	204,000	282,000	—
権利確定	—	—	—	399,000
権利行使	46,000	30,000	26,000	36,000
失効	—	—	—	—
未行使残	174,000	174,000	256,000	363,000

決議年月日	平成17年6月29日	平成18年6月29日	平成18年6月29日
権利確定前(株)			
前連結会計年度末	464,000	—	—
付与	—	162,000	115,000
失効	—	—	—
権利確定	—	—	—
未確定残	464,000	162,000	115,000
権利確定後(株)			
前連結会計年度末	—	—	—
権利確定	—	—	—
権利行使	—	—	—
失効	—	—	—
未行使残	—	—	—

(注) 株式数に換算して記載しております。

単価情報

決議年月日	平成13年6月28日	平成14年6月27日	平成15年6月27日	平成16年6月29日
権利行使価格(円)	155	131	179	202
行使時平均株価(円)	488	489	486	487
付与日における公正な評価単価(円)	—	—	—	—

決議年月日	平成17年6月29日	平成18年6月29日	平成18年6月29日
権利行使価格(円)	313	490	490
行使時平均株価(円)	—	—	—
付与日における公正な評価単価(円)	—	138	138

(3) ストック・オプションの公正な評価単価の見積方法

当連結会計年度において付与されたストック・オプションについての公正な評価単価の見積方法は以下のとおりであります。

① 使用した評価技法　ブラック・ショールズ式

② 主な基礎数値及び見積方法

決議年月日	平成18年6月29日
株価変動性　　(注)1	38.84%
予想残存期間　(注)2	5年
予想配当　　　(注)3	4円／株
無リスク利子率　(注)4	1.40%

(注) 1　5年間(平成13年6月から平成18年6月まで)の株価実績に基づき算定しております。

2　十分なデータの蓄積がなく、合理的な見積りが困難であるため、権利行使期間の中間点において行使されるものと推定して見積っております。

3　平成18年3月期の配当実績によります。

4　予想残存期間に対応する期間に対応する国債の利回りであります。

(4) ストック・オプションの権利確定数の見積方法

基本的には、将来の失効数の合理的な見積りは困難であるため、実績の失効数のみ反映させる方法を採用しております。

（セグメント情報）

【事業の種類別セグメント情報】

Ⅰ　前中間連結会計期間（自　平成18年４月１日　至　平成18年９月30日）

	銀行業 （百万円）	その他事業 （百万円）	計 （百万円）	消去又は全社 （百万円）	連結 （百万円）
経常収益					
(1) 外部顧客に対する経常収益	1,232,543	119,995	1,352,539	—	1,352,539
(2) セグメント間の内部経常収益	18,351	75,274	93,626	(93,626)	—
計	1,250,895	195,270	1,446,165	(93,626)	1,352,539
経常費用	936,979	181,287	1,118,267	(84,492)	1,033,774
経常利益	313,915	13,982	327,898	(9,133)	318,765

（注）１　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

２　各事業の主な内容

(1) 銀行業…………銀行業

(2) その他事業……リース、証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

Ⅱ 当中間連結会計期間(自　平成19年４月１日　至　平成19年９月30日)

	銀行業 (百万円)	その他事業 (百万円)	計 (百万円)	消去又は全社 (百万円)	連結 (百万円)
経常収益					
(1) 外部顧客に対する経常収益	1,464,569	90,185	1,554,755	―	1,554,755
(2) セグメント間の内部経常収益	16,164	93,237	109,402	(109,402)	―
計	1,480,734	183,423	1,664,157	(109,402)	1,554,755
経常費用	1,217,392	121,741	1,339,133	(100,413)	1,238,720
経常利益	263,342	61,681	325,023	(8,988)	316,035

(注) 1　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) その他事業……リース、証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　中間連結財務諸表作成のための基本となる重要な事項　4　会計処理基準に関する事項(8)に記載のとおり、役員退職慰労金は、従来は支出時に費用処理しておりましたが、前連結会計年度の下期において役員退職慰労引当金を計上する方法に変更しました。そのため、前中間連結会計期間は変更後の方法によった場合に比べ、「経常利益」は「銀行業」について4,556百万円、「その他事業」について1,136百万円それぞれ多く計上されております。

4　中間連結財務諸表作成のための基本となる重要な事項　4　会計処理基準に関する事項(9)に記載のとおり、負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」(日本公認会計士協会　監査・保証実務委員会報告第42号)が平成19年４月13日付けで公表されたことを踏まえ、当中間連結会計期間より過去の払戻実績に基づく将来の払戻損失見込額を引当てる方法に変更しております。この結果、従来の方法によった場合に比べ、「経常利益」は「銀行業」について11,716百万円減少しております。

Ⅲ 前連結会計年度(自　平成18年４月１日　至　平成19年３月31日)

	銀行業 (百万円)	その他事業 (百万円)	計 (百万円)	消去又は 全社 (百万円)	連結 (百万円)
経常収益					
(1) 外部顧客に対する経常収益	2,703,350	222,314	2,925,665	―	2,925,665
(2) セグメント間の内部経常収益	41,240	159,278	200,519	(200,519)	―
計	2,744,591	381,592	3,126,184	(200,519)	2,925,665
経常費用	1,995,960	391,682	2,387,642	(178,675)	2,208,967
経常利益(△は経常損失)	748,631	△10,089	738,541	(21,844)	716,697

(注) 1　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) その他事業……リース、証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　連結財務諸表作成のための基本となる重要な事項(8)に記載のとおり、役員退職慰労金は、従来は支出時に費用処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金に関する監査上の取扱い」(日本公認会計士協会　監査第一委員会報告第42号　昭和57年９月21日)が一部改正され、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」(日本公認会計士協会　監査・保証実務委員会報告第42号)が平成19年４月13日付けで公表されたことを踏まえ、役員に対する退職慰労金の支給見積額を当該役員の在任期間にわたり費用配分することで期間損益の適正化を図るために、当連結会計年度より役員退職慰労引当金を計上しております。この結果、従来の方法によった場合に比べ、「経常利益」は「銀行業」について5,397百万円、「その他事業」について836百万円それぞれ減少しております。

なお、上記改正は平成19年４月13日に公表されたため、当中間連結会計期間は従来の方法によっております。従って、当中間連結会計期間は変更後の方法によった場合に比べ、「経常利益」は「銀行業」について4,556百万円、「その他事業」について1,136百万円それぞれ多く計上されております。

【所在地別セグメント情報】

Ⅰ　前中間連結会計期間(自　平成18年４月１日　至　平成18年９月30日)

	日本 (百万円)	米州 (百万円)	欧州 (百万円)	アジア・ オセアニア (百万円)	計 (百万円)	消去又は 全社 (百万円)	連結 (百万円)
経常収益							
(1) 外部顧客に対する経常収益	1,058,689	119,153	81,991	92,704	1,352,539	—	1,352,539
(2) セグメント間の内部経常収益	44,782	21,822	2,849	27,032	96,487	(96,487)	—
計	1,103,472	140,976	84,841	119,737	1,449,026	(96,487)	1,352,539
経常費用	856,680	101,982	68,373	95,777	1,122,813	(89,039)	1,033,774
経常利益	246,791	38,993	16,468	23,960	326,213	(7,448)	318,765

(注) 1　当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

Ⅱ　当中間連結会計期間(自　平成19年４月１日　至　平成19年９月30日)

	日本 (百万円)	米州 (百万円)	欧州・ 中近東 (百万円)	アジア・ オセアニア (百万円)	計 (百万円)	消去又は 全社 (百万円)	連結 (百万円)
経常収益							
(1) 外部顧客に対する経常収益	1,174,866	137,632	130,261	111,994	1,554,755	—	1,554,755
(2) セグメント間の内部経常収益	55,983	28,270	7,912	23,667	115,833	(115,833)	—
計	1,230,850	165,902	138,174	135,662	1,670,589	(115,833)	1,554,755
経常費用	996,988	126,668	122,014	100,101	1,345,772	(107,052)	1,238,720
経常利益	233,861	39,234	16,159	35,560	324,816	(8,781)	316,035

(注) 1　当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州・中近東」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

3　中間連結財務諸表作成のための基本となる重要な事項　4　会計処理基準に関する事項(8)に記載のとおり、役員退職慰労金は、従来は支出時に費用処理しておりましたが、前連結会計年度の下期において役員退職慰労引当金を計上する方法に変更しました。そのため、前中間連結会計期間は変更後の方法によった場合に比べ、「経常利益」は「日本」について5,693百万円多く計上されております。

4　中間連結財務諸表作成のための基本となる重要な事項　4　会計処理基準に関する事項(9)に記載のとおり、負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」(日本公認会計士協会　監査・保証実務委員会報告第42号)が平成19年４月13日付けで公表されたことを踏まえ、当中間連結会計期間より過去の払戻実績に基づく将来の払戻損失見込額を引当てる方法に変更しております。この結果、従来の方法によった場合に比べ、「経常利益」は「日本」について11,716百万円減少しております。

Ⅲ　前連結会計年度(自　平成18年4月1日　至　平成19年3月31日)

	日本 (百万円)	米州 (百万円)	欧州・中近東 (百万円)	アジア・オセアニア (百万円)	計 (百万円)	消去又は全社 (百万円)	連結 (百万円)
経常収益							
(1) 外部顧客に対する経常収益	2,264,966	247,097	204,154	209,446	2,925,665	―	2,925,665
(2) セグメント間の内部経常収益	101,338	46,792	10,041	58,337	216,510	(216,510)	―
計	2,366,304	293,890	214,196	267,783	3,142,175	(216,510)	2,925,665
経常費用	1,804,501	220,109	177,401	199,734	2,401,746	(192,778)	2,208,967
経常利益	561,803	73,781	36,794	68,049	740,428	(23,731)	716,697

(注) 1　当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州・中近東」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

3　連結財務諸表作成のための基本となる重要な事項(8)に記載のとおり、役員退職慰労金は、従来は支出時に費用処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金に関する監査上の取扱い」(日本公認会計士協会　監査第一委員会報告第42号　昭和57年9月21日)が一部改正され、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」(日本公認会計士協会　監査・保証実務委員会報告第42号)が平成19年4月13日付けで公表されたことを踏まえ、役員に対する退職慰労金の支給見積額を当該役員の在任期間にわたり費用配分することで期間損益の適正化を図るために、当連結会計年度より役員退職慰労引当金を計上しております。この結果、従来の方法によった場合に比べ、「経常利益」は「日本」について6,233百万円減少しております。

なお、上記改正は平成19年4月13日に公表されたため、当中間連結会計期間は従来の方法によっております。従って、当中間連結会計期間は変更後の方法によった場合に比べ、「経常利益」は「日本」について5,693百万円多く計上されております。

【海外経常収益】

Ⅰ　前中間連結会計期間(自　平成18年４月１日　至　平成18年９月30日)

	金額(百万円)
Ⅰ　海外経常収益	293,849
Ⅱ　連結経常収益	1,352,539
Ⅲ　海外経常収益の連結経常収益に占める割合(%)	21.7

(注) 1　一般企業の海外売上高に代えて、海外経常収益を記載しております。

2　海外経常収益は、当行の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

Ⅱ　当中間連結会計期間(自　平成19年４月１日　至　平成19年９月30日)

	金額(百万円)
Ⅰ　海外経常収益	379,888
Ⅱ　連結経常収益	1,554,755
Ⅲ　海外経常収益の連結経常収益に占める割合(%)	24.4

(注) 1　一般企業の海外売上高に代えて、海外経常収益を記載しております。

2　海外経常収益は、当行の海外店取引、並びに在外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

Ⅲ　前連結会計年度(自　平成18年４月１日　至　平成19年３月31日)

	金額(百万円)
Ⅰ　海外経常収益	660,698
Ⅱ　連結経常収益	2,925,665
Ⅲ　海外経常収益の連結経常収益に占める割合(%)	22.6

(注) 1　一般企業の海外売上高に代えて、海外経常収益を記載しております。

2　海外経常収益は、当行の海外店取引、並びに在外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

(開示対象特別目的会社関係)

I　当中間連結会計期間

1　開示対象特別目的会社の概要及び開示対象特別目的会社を利用した取引の概要

当行は、顧客から売掛債権の金銭債権買取業務等を行う特別目的会社(ケイマン法人及び有限責任中間法人等の形態によっております。)14社に係る借入及びコマーシャル・ペーパーでの資金調達に関し、貸出金、信用枠及び流動性枠を供与しております。

特別目的会社14社の直近の決算日における資産総額(単純合算)は2,865,600百万円、負債総額(単純合算)は2,865,738百万円であります。なお、いずれの特別目的会社についても、当行は議決権のある株式等は有しておらず、役員や従業員の派遣もありません。

2　当中間連結会計期間における特別目的会社との取引金額等

(金額単位　百万円)

	主な取引の当中間連結会計期間末残高(平成19年9月30日現在)	主な損益(自　平成19年4月1日　至　平成19年9月30日)	
		(項目)	(金額)
貸出金	2,158,322	貸出金利息	3,950
信用枠	859,423	役務取引等収益	1,541
流動性枠	429,459	―	―

（企業結合等関係）

Ⅰ　前中間連結会計期間（自　平成18年４月１日　至　平成18年９月30日）

（子会社の企業結合関係）

1　子会社を含む結合当事企業の名称及びその事業の内容、企業結合を行った主な理由、企業結合日並びに法的形式を含む企業結合の概要

(1) 子会社を含む結合当事企業の名称及びその事業の内容

株式会社三井住友フィナンシャルグループ（事業の内容：銀行持株会社）

SMBCフレンド証券株式会社（事業の内容：証券業）

(2) 企業結合を行った主な理由

わが国の金融市場の正常化に伴い、個人の家計金融資産動向は「貯蓄」から「投資」へのトレンドを一段と明確化させており、今後も個人における資産運用ニーズはますます多様化していくことが見込まれております。また個人投資家の金融知識の一段の向上とアセットアロケーションを通じたポートフォリオマネジメントへの関心の高まりにより、新たな資産運用ビジネスが広まっていくものと考えております。これらを背景に、当行の親会社である株式会社三井住友フィナンシャルグループは、銀行と証券との間のシナジー極大化を追求する、従来型のビジネスモデルとは一線を画した真の「銀・証融合ビジネスモデル」の構築を推進するため、SMBCフレンド証券株式会社を完全子会社化することによりグループ連携を一段と強化しグループ全体の企業価値の向上に努めることといたしました。

(3) 企業結合日

平成18年９月１日

(4) 法的形式を含む企業結合の概要

当行の親会社である株式会社三井住友フィナンシャルグループは、株式交換により当行の子会社であったSMBCフレンド証券株式会社を完全子会社といたしました。

2　実施した会計処理の概要

(1) 個別財務諸表上の会計処理

株式会社三井住友フィナンシャルグループ株式の取得原価は、株式交換直前のSMBCフレンド証券株式会社株式の帳簿価額に基づいて算定しており、交換損益の計上はありません。

(2) 連結財務諸表上の会計処理

SMBCフレンド証券株式会社への投資の修正額は取り崩し、「連結子会社の減少に伴う減少」として利益剰余金を減少させております。

3　事業の種類別セグメントにおいて、当該子会社が含まれていた事業区分

その他事業

4　当中間連結会計期間の中間連結損益計算書に計上されている当該子会社に係る損益の概算額

経常収益　　27,565百万円

経常利益　　 8,955百万円

Ⅱ　当中間連結会計期間(自　平成19年４月１日　至　平成19年９月30日)

該当ありません。

Ⅲ　前連結会計年度(自　平成18年４月１日　至　平成19年３月31日)

(子会社の企業結合関係)

1　子会社を含む結合当事企業の名称及びその事業の内容、企業結合を行った主な理由、企業結合日並びに法的形式を含む企業結合の概要

(1) 子会社を含む結合当事企業の名称及びその事業の内容

株式会社三井住友フィナンシャルグループ(事業の内容：銀行持株会社)

SMBCフレンド証券株式会社(事業の内容：証券業)

(2) 企業結合を行った主な理由

わが国の金融市場の正常化に伴い、個人の家計金融資産動向は「貯蓄」から「投資」へのトレンドを一段と明確化させており、今後も個人における資産運用ニーズはますます多様化していくことが見込まれております。また個人投資家の金融知識の一段の向上とアセットアロケーションを通じたポートフォリオマネジメントへの関心の高まりにより、新たな資産運用ビジネスが広まっていくものと考えております。これらを背景に、当行の親会社である株式会社三井住友フィナンシャルグループは、銀行と証券との間のシナジー極大化を追求する、従来型のビジネスモデルとは一線を画した真の「銀・証融合ビジネスモデル」の構築を推進するため、SMBCフレンド証券株式会社を完全子会社化することによりグループ連携を一段と強化しグループ全体の企業価値の向上に努めることといたしました。

(3) 企業結合日

平成18年９月１日

(4) 法的形式を含む企業結合の概要

当行の親会社である株式会社三井住友フィナンシャルグループは、株式交換により当行の子会社であったSMBCフレンド証券株式会社を完全子会社といたしました。

2　実施した会計処理の概要

(1) 個別財務諸表上の会計処理

株式会社三井住友フィナンシャルグループ株式の取得原価は、株式交換直前のSMBCフレンド証券株式会社株式の帳簿価額に基づいて算定しており、交換損益の計上はありません。

(2) 連結財務諸表上の会計処理

SMBCフレンド証券株式会社への投資の修正額は取り崩し、「連結子会社の減少に伴う減少」として利益剰余金を減少させております。

3　事業の種類別セグメントにおいて、当該子会社が含まれていた事業区分

その他事業

4　当連結会計年度の連結損益計算書に計上されている当該子会社に係る損益の概算額

経常収益　　27,565百万円

経常利益　　 8,955百万円

（１株当たり情報）

		前中間連結会計期間 (自　平成18年４月１日 至　平成18年９月30日)	当中間連結会計期間 (自　平成19年４月１日 至　平成19年９月30日)	前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)
１株当たり純資産額	円	54,445.50	67,409.07	67,823.69
１株当たり中間(当期)純利益	円	3,963.89	2,984.80	7,072.09
潜在株式調整後１株当たり中間(当期)純利益	円	3,897.22	2,984.74	7,012.46

(注) １　「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号　平成14年９月25日）が平成18年１月31日付けで改正され、会社法施行日以後終了する中間連結会計期間及び連結会計年度から適用されることになったことに伴い、前中間連結会計期間及び前連結会計年度から同適用指針を適用し、１株当たり純資産額は「繰延ヘッジ損益」を含めて算出しております。これにより、従来の方法に比べ前中間連結会計期間及び前連結会計年度の１株当たり純資産額はそれぞれ1,559円87銭、1,553円91銭減少しております。

２　１株当たり中間(当期)純利益及び潜在株式調整後１株当たり中間(当期)純利益の算定上の基礎は、次のとおりであります。

		前中間連結会計期間 (自　平成18年４月１日 至　平成18年９月30日)	当中間連結会計期間 (自　平成19年４月１日 至　平成19年９月30日)	前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)
１株当たり中間(当期)純利益				
中間(当期)純利益	百万円	220,078	171,308	401,795
普通株主に帰属しない金額	百万円	―	3,097	6,195
(うち優先配当額)	百万円	―	3,097	6,195
普通株式に係る中間(当期)純利益	百万円	220,078	168,211	395,600
普通株式の(中間)期中平均株式数	千株	55,520	56,355	55,938
潜在株式調整後１株当たり中間(当期)純利益				
中間(当期)純利益調整額	百万円	△7	△3	△12
(うち連結子会社及び持分法適用関連会社発行の新株予約権)	百万円	△7	△3	△12
普通株式増加数	千株	947	―	473
(うち優先株式)	千株	947	―	473
希薄化効果を有しないため、潜在株式調整後１株当たり中間(当期)純利益の算定に含めなかった潜在株式の概要		―	―	―

3　１株当たり純資産額の算定上の基礎は、次のとおりであります。

		前中間連結会計期間 (平成18年９月30日現在)	当中間連結会計期間 (平成19年９月30日現在)	前連結会計年度 (平成19年３月31日現在)
純資産の部の合計額	百万円	4,497,004	5,410,538	5,412,458
純資産の部の合計額から控除する金額	百万円	1,437,021	1,611,642	1,590,196
(うち優先株式)	百万円	405,003	210,003	210,003
(うち優先配当額)	百万円	―	3,097	―
(うち新株予約権)	百万円	4	27	14
(うち少数株主持分)	百万円	1,032,013	1,398,514	1,380,179
普通株式に係る中間期末(期末)の純資産額	百万円	3,059,982	3,798,895	3,822,261
１株当たり純資産額の算定に用いられた中間期末(期末)の普通株式の数	千株	56,202	56,355	56,355

（重要な後発事象）

<table>
<tr><th>前中間連結会計期間
（自　平成18年４月１日
至　平成18年９月30日）</th><th>当中間連結会計期間
（自　平成19年４月１日
至　平成19年９月30日）</th><th>前連結会計年度
（自　平成18年４月１日
至　平成19年３月31日）</th></tr>
<tr><td>当行は、平成18年12月４日開催の取締役会において、今後の成長戦略を支えるための自己資本増強策として、海外特別目的子会社による優先出資証券を発行することとし、かかる優先出資証券の発行を目的とする100%出資子会社を英国領ケイマン諸島に設立することを決議いたしました。決議された発行予定の優先出資証券の概要は次のとおりであります。
<table>
<tr><td rowspan="2">発行体</td><td>SMBC Preferred Capital USD 1 Limited</td><td>SMBC Preferred Capital GBP 1 Limited</td></tr>
<tr><td colspan="2">英国領ケイマン諸島に新たに設立する、当行が議決権を100%保有する海外特別目的子会社</td></tr>
<tr><td rowspan="2">証券の種類</td><td>米ドル建配当非累積的永久優先出資証券</td><td>英ポンド建配当非累積的永久優先出資証券</td></tr>
<tr><td colspan="2">当行普通株式への交換権は付与されません</td></tr>
<tr><td>発行総額</td><td>未定</td><td>未定</td></tr>
<tr><td>資金使途</td><td colspan="2">当行に対する永久劣後特約付貸付に充当</td></tr>
<tr><td>優先順位</td><td colspan="2">本優先出資証券は、残余財産分配請求権において、当行が発行する優先株式と実質的に同順位</td></tr>
<tr><td>発行形態</td><td>SMFG Preferred Capital USD 1 Limitedに対して全額割り当てる</td><td>SMFG Preferred Capital GBP 1 Limitedに対して全額割り当てる</td></tr>
<tr><td>上場</td><td colspan="2">非上場</td></tr>
</table>
（注）　関係法令に基づく必要な届出、許認可の効力発生を前提としております。</td><td>――――――</td><td>――――――</td></tr>
</table>

(2)　【その他】

該当ありません。

2 【中間財務諸表等】

(1) 【中間財務諸表】

① 【中間貸借対照表】

		前中間会計期間 (平成18年9月30日現在)		当中間会計期間 (平成19年9月30日現在)		前事業年度 要約貸借対照表 (平成19年3月31日現在)	
区分	注記番号	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
(資産の部)							
現金預け金	※8	3,844,197	4.13	5,689,816	6.03	3,999,561	4.37
コールローン		1,275,484	1.37	943,504	1.00	1,003,796	1.10
買現先勘定		81,686	0.09	340,745	0.36	39,725	0.04
債券貸借取引支払保証金		1,067,359	1.15	1,014,715	1.08	2,213,314	2.42
買入手形		1,761	0.00	309,253	0.33	2,861	0.00
買入金銭債権	※8	360,065	0.39	468,404	0.50	333,524	0.36
特定取引資産	※8	3,085,593	3.31	2,957,227	3.13	2,914,023	3.18
金銭の信託		2,820	0.00	2,627	0.00	2,924	0.00
有価証券	※1,2,8,16	22,047,445	23.67	19,860,123	21.06	20,060,873	21.92
貸出金	※3,4,5,6,7,8,9	53,902,477	57.87	55,025,706	58.35	53,756,440	58.73
外国為替	※7	868,028	0.93	876,042	0.93	835,617	0.91
その他資産	※8	1,432,776	1.54	1,496,635	1.59	1,442,066	1.58
有形固定資産	※10,11,15	553,697	0.59	671,833	0.71	678,581	0.74
無形固定資産		73,251	0.08	92,013	0.10	87,615	0.10
繰延税金資産		889,187	0.95	775,698	0.82	743,605	0.81
支払承諾見返		4,435,152	4.76	4,470,981	4.74	4,177,816	4.56
貸倒引当金		△771,822	△0.83	△688,148	△0.73	△677,573	△0.74
投資損失引当金		—	—	—	—	△77,547	△0.08
資産の部合計		93,149,162	100.00	94,307,182	100.00	91,537,228	100.00

区分	注記番号	前中間会計期間 (平成18年9月30日現在) 金額(百万円)	構成比(%)	当中間会計期間 (平成19年9月30日現在) 金額(百万円)	構成比(%)	前事業年度 要約貸借対照表 (平成19年3月31日現在) 金額(百万円)	構成比(%)
(負債の部)							
預金		66,147,242	71.01	66,379,291	70.39	66,235,002	72.36
譲渡性預金		2,393,807	2.57	2,462,170	2.61	2,574,335	2.81
コールマネー	※8	2,547,399	2.74	2,210,169	2.34	2,291,128	2.50
売現先勘定	※8	790,836	0.85	121,012	0.13	104,640	0.11
債券貸借取引受入担保金	※8	3,141,635	3.37	2,727,484	2.89	1,516,342	1.66
特定取引負債		1,635,612	1.76	1,683,577	1.79	1,578,730	1.73
借用金	※7,8,12	2,909,422	3.12	4,222,916	4.48	3,371,846	3.68
外国為替		333,041	0.36	339,119	0.36	329,695	0.36
社債	※13	3,710,437	3.98	3,591,901	3.81	3,647,483	3.99
信託勘定借		50,733	0.06	45,893	0.05	65,062	0.07
その他負債		1,503,085	1.61	2,121,978	2.25	1,588,683	1.74
賞与引当金		8,277	0.01	8,654	0.01	8,892	0.01
役員退職慰労引当金		—	—	4,527	0.00	4,757	0.01
ポイント引当金		792	0.00	1,615	0.00	990	0.00
預金払戻引当金		—	—	10,839	0.01	—	—
特別法上の引当金	※14	18	0.00	18	0.00	18	0.00
再評価に係る繰延税金負債	※15	49,276	0.05	48,728	0.05	48,917	0.05
支払承諾	※8	4,435,152	4.76	4,470,981	4.74	4,177,816	4.56
負債の部合計		89,656,772	96.25	90,450,881	95.91	87,544,344	95.64

区分	注記番号	前中間会計期間（平成18年９月30日現在） 金額（百万円）	構成比（%）	当中間会計期間（平成19年９月30日現在） 金額（百万円）	構成比（%）	前事業年度要約貸借対照表（平成19年３月31日現在） 金額（百万円）	構成比（%）
（純資産の部）							
資本金		664,986	0.71	664,986	0.71	664,986	0.73
資本剰余金		1,367,548	1.47	1,367,548	1.45	1,367,548	1.49
資本準備金		665,033		665,033		665,033	
その他資本剰余金		702,514		702,514		702,514	
利益剰余金		677,810	0.73	825,090	0.87	761,028	0.83
その他利益剰余金		677,810		825,090		761,028	
海外投資等損失準備金		0		0		0	
行員退職積立金		1,656		1,656		1,656	
別途準備金		219,845		219,845		219,845	
繰越利益剰余金		456,308		603,589		539,526	
自己株式		—	—	—	—	—	—
株主資本合計		2,710,345	2.91	2,857,625	3.03	2,793,563	3.05
その他有価証券評価差額金		841,657	0.90	1,057,093	1.12	1,259,814	1.37
繰延ヘッジ損益		△84,171	△0.09	△82,394	△0.09	△84,733	△0.09
土地再評価差額金	※15	24,558	0.03	23,976	0.03	24,240	0.03
評価・換算差額等合計		782,045	0.84	998,675	1.06	1,199,320	1.31
純資産の部合計		3,492,390	3.75	3,856,300	4.09	3,992,884	4.36
負債及び純資産の部合計		93,149,162	100.00	94,307,182	100.00	91,537,228	100.00

② 【中間損益計算書】

		前中間会計期間 (自 平成18年4月1日 至 平成18年9月30日)		当中間会計期間 (自 平成19年4月1日 至 平成19年9月30日)		前事業年度 要約損益計算書 (自 平成18年4月1日 至 平成19年3月31日)	
区分	注記番号	金額(百万円)	百分比(%)	金額(百万円)	百分比(%)	金額(百万円)	百分比(%)
経常収益		1,115,678	100.00	1,307,652	100.00	2,451,351	100.00
資金運用収益		777,964		940,051		1,706,170	
(うち貸出金利息)		(536,196)		(651,660)		(1,143,361)	
(うち有価証券利息配当金)		(155,120)		(164,013)		(369,039)	
信託報酬		1,407		2,239		3,482	
役務取引等収益		219,239		221,285		465,171	
特定取引収益		43,432		103,277		103,719	
その他業務収益		55,870		28,602		106,725	
その他経常収益	※1	17,763		12,196		66,082	
経常費用		846,600	75.88	1,149,803	87.93	1,878,037	76.61
資金調達費用		334,155		462,514		768,722	
(うち預金利息)		(172,533)		(238,995)		(396,300)	
役務取引等費用		59,752		64,128		111,754	
特定取引費用		3,307		—		2,098	
その他業務費用		91,580		50,325		158,207	
営業経費	※2	294,617		325,372		609,816	
その他経常費用	※3	63,187		247,462		227,438	
経常利益		269,078	24.12	157,849	12.07	573,313	23.39
特別利益	※4	50,368	4.51	935	0.07	41,226	1.68
特別損失	※5,6	21,095	1.89	3,574	0.27	27,610	1.13
税引前中間(当期)純利益		298,351	26.74	155,209	11.87	586,928	23.94
法人税、住民税及び事業税		7,753	0.69	7,210	0.55	16,507	0.67
法人税等調整額		106,951	9.59	84,200	6.44	254,680	10.39
中間(当期)純利益		183,646	16.46	63,798	4.88	315,740	12.88

③ 【中間株主資本等変動計算書】

前中間会計期間(自　平成18年４月１日　至　平成18年９月30日)

	株主資本			
	資本金	資本剰余金		
		資本準備金	その他資本剰余金	資本剰余金合計
平成18年３月31日残高(百万円)	664,986	665,033	702,514	1,367,548
中間会計期間中の変動額				
海外投資等損失準備金取崩				
剰余金の配当				
中間純利益				
土地再評価差額金取崩				
株主資本以外の項目の中間会計期間中の変動額(純額)				
中間会計期間中の変動額合計(百万円)	―	―	―	―
平成18年９月30日残高(百万円)	664,986	665,033	702,514	1,367,548

	株主資本						
	利益剰余金					自己株式	株主資本合計
	その他利益剰余金				利益剰余金合計		
	海外投資等損失準備金	行員退職積立金	別途準備金	繰越利益剰余金			
平成18年３月31日残高(百万円)	1	1,656	219,845	572,531	794,033	―	2,826,568
中間会計期間中の変動額							
海外投資等損失準備金取崩	△0			0	―		―
剰余金の配当				△300,027	△300,027		△300,027
中間純利益				183,646	183,646		183,646
土地再評価差額金取崩				157	157		157
株主資本以外の項目の中間会計期間中の変動額(純額)							
中間会計期間中の変動額合計(百万円)	△0	―	―	△116,222	△116,223	―	△116,223
平成18年９月30日残高(百万円)	0	1,656	219,845	456,308	677,810	―	2,710,345

	評価・換算差額等				純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	評価・換算差額等合計	
平成18年３月31日残高(百万円)	783,491	―	24,716	808,207	3,634,776
中間会計期間中の変動額					
海外投資等損失準備金取崩					―
剰余金の配当					△300,027
中間純利益					183,646
土地再評価差額金取崩					157
株主資本以外の項目の中間会計期間中の変動額(純額)	58,166	△84,171	△157	△26,162	△26,162
中間会計期間中の変動額合計(百万円)	58,166	△84,171	△157	△26,162	△142,385
平成18年９月30日残高(百万円)	841,657	△84,171	24,558	782,045	3,492,390

当中間会計期間(自　平成19年４月１日　至　平成19年９月30日)

	株主資本			
	資本金	資本剰余金		
		資本準備金	その他資本剰余金	資本剰余金合計
平成19年３月31日残高(百万円)	664,986	665,033	702,514	1,367,548
中間会計期間中の変動額				
中間純利益				
土地再評価差額金取崩				
株主資本以外の項目の中間会計期間中の変動額(純額)				
中間会計期間中の変動額合計(百万円)	―	―	―	―
平成19年９月30日残高(百万円)	664,986	665,033	702,514	1,367,548

	株主資本					
	利益剰余金					株主資本合計
	その他利益剰余金				利益剰余金合計	
	海外投資等損失準備金	行員退職積立金	別途準備金	繰越利益剰余金		
平成19年３月31日残高(百万円)	0	1,656	219,845	539,526	761,028	2,793,563
中間会計期間中の変動額						
中間純利益				63,798	63,798	63,798
土地再評価差額金取崩				263	263	263
株主資本以外の項目の中間会計期間中の変動額(純額)						
中間会計期間中の変動額合計(百万円)	―	―	―	64,062	64,062	64,062
平成19年９月30日残高(百万円)	0	1,656	219,845	603,589	825,090	2,857,625

	評価・換算差額等				純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	評価・換算差額等合計	
平成19年３月31日残高(百万円)	1,259,814	△84,733	24,240	1,199,320	3,992,884
中間会計期間中の変動額					
中間純利益					63,798
土地再評価差額金取崩					263
株主資本以外の項目の中間会計期間中の変動額(純額)	△202,720	2,339	△263	△200,645	△200,645
中間会計期間中の変動額合計(百万円)	△202,720	2,339	△263	△200,645	△136,583
平成19年９月30日残高(百万円)	1,057,093	△82,394	23,976	998,675	3,856,300

前事業年度(自　平成18年４月１日　至　平成19年３月31日)

	株主資本			
	資本金	資本剰余金		
		資本準備金	その他資本剰余金	資本剰余金合計
平成18年３月31日残高(百万円)	664,986	665,033	702,514	1,367,548
事業年度中の変動額				
海外投資等損失準備金取崩				
剰余金の配当(注)				
剰余金の配当				
当期純利益				
土地再評価差額金取崩				
株主資本以外の項目の当事業年度変動額(純額)				
事業年度中の変動額合計(百万円)	―	―	―	―
平成19年３月31日残高(百万円)	664,986	665,033	702,514	1,367,548

	株主資本						
	利益剰余金					自己株式	株主資本合計
	その他利益剰余金				利益剰余金合計		
	海外投資等損失準備金	役員退職積立金	別途準備金	繰越利益剰余金			
平成18年３月31日残高(百万円)	1	1,656	219,845	572,531	794,033	―	2,826,568
事業年度中の変動額							
海外投資等損失準備金取崩	△1			1	―		―
剰余金の配当(注)				△300,027	△300,027		△300,027
剰余金の配当				△49,194	△49,194		△49,194
当期純利益				315,740	315,740		315,740
土地再評価差額金取崩				475	475		475
株主資本以外の項目の当事業年度変動額(純額)							
事業年度中の変動額合計(百万円)	△1	―	―	△33,004	△33,005	―	△33,005
平成19年３月31日残高(百万円)	0	1,656	219,845	539,526	761,028	―	2,793,563

	評価・換算差額等				純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	評価・換算差額等合計	
平成18年３月31日残高(百万円)	783,491	―	24,716	808,207	3,634,776
事業年度中の変動額					
海外投資等損失準備金取崩					―
剰余金の配当(注)					△300,027
剰余金の配当					△49,194
当期純利益					315,740
土地再評価差額金取崩					475
株主資本以外の項目の当事業年度変動額(純額)	476,323	△84,733	△475	391,113	391,113
事業年度中の変動額合計(百万円)	476,323	△84,733	△475	391,113	358,108
平成19年３月31日残高(百万円)	1,259,814	△84,733	24,240	1,199,320	3,992,884

(注)　平成18年６月の定時株主総会における利益処分項目であります。

中間財務諸表作成のための基本となる重要な事項

	前中間会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前事業年度 (自　平成18年4月1日 至　平成19年3月31日)
1　特定取引資産・負債の評価基準及び収益・費用の計上基準	金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、中間貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間決算日の時価により、スワップ・先物・オプション取引等の派生商品については中間決算日において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、当中間会計期間中の受払利息等に、有価証券、金銭債権等については前事業年度末と当中間会計期間末における評価損益の増減額を、派生商品については前事業年度末と当中間会計期間末におけるみなし決済からの損益相当額の増減額を加えております。	同左	金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については決算日の時価により、スワップ・先物・オプション取引等の派生商品については決算日において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、当事業年度中の受払利息等に、有価証券、金銭債権等については前事業年度末と当事業年度末における評価損益の増減額を、派生商品については前事業年度末と当事業年度末におけるみなし決済からの損益相当額の増減額を加えております。
2　有価証券の評価基準及び評価方法	(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間決算日前1カ月の市場価格の平均等、それ以外については中間決算日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部純資産直入法により処理しております。	(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間決算日前1カ月の市場価格の平均等、それ以外については中間決算日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、全部純資産直入法により処理しております。	(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については決算日前1カ月の市場価格の平均等、それ以外については決算日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部純資産直入法により処理しております。
	(2) 金銭の信託において信託財産を構成している有価証券の評価は、上記1及び2(1)と同じ方法により行っております。	(2) 同左	(2) 同左
3　デリバティブ取引の評価基準及び評価方法	デリバティブ取引(特定取引目的の取引を除く。)の評価は、時価法により行っております。	同左	同左

	前中間会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前事業年度 (自　平成18年4月1日 至　平成19年3月31日)
4　固定資産の減価償却の方法	(1) 有形固定資産 有形固定資産の減価償却は、定額法(ただし、動産については定率法)を採用し、年間減価償却費見積額を期間により按分し計上しております。 なお、主な耐用年数は次のとおりであります。 建物　7年～50年 動産　2年～20年	(1) 有形固定資産 有形固定資産の減価償却は、定額法(ただし、動産については定率法)を採用し、年間減価償却費見積額を期間により按分し計上しております。 また、主な耐用年数は次のとおりであります。 建物　7年～50年 動産　2年～20年 なお、平成19年度税制改正に伴い、平成19年4月1日以後に取得した有形固定資産については、改正後の法人税法に基づく償却方法により減価償却費を計上しております。これによる中間貸借対照表等に与える影響は軽微であります。 また、当中間会計期間より、平成19年3月31日以前に取得した有形固定資産については、償却可能限度額に達した事業年度の翌事業年度以後、残存簿価を5年間で均等償却しております。これによる中間貸借対照表等に与える影響は軽微であります。	(1) 有形固定資産 有形固定資産の減価償却は、定額法(ただし、動産については定率法)を採用しております。なお、主な耐用年数は次のとおりであります。 建物　7年～50年 動産　2年～20年
	(2) 無形固定資産 無形固定資産の減価償却は、定額法により償却しております。 なお、自社利用のソフトウェアについては、行内における利用可能期間(5年)に基づいて償却しております。	(2) 無形固定資産 同左	(2) 無形固定資産 同左
5　引当金の計上基準	(1) 貸倒引当金 貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。	(1) 貸倒引当金 貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。	(1) 貸倒引当金 貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

	前中間会計期間 (自　平成18年４月１日 至　平成18年９月30日)	当中間会計期間 (自　平成19年４月１日 至　平成19年９月30日)	前事業年度 (自　平成18年４月１日 至　平成19年３月31日)
	なお、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が３カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は536,992百万円であります。	なお、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が３カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は319,472百万円であります。	なお、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が３カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は298,314百万円であります。
	――――	――――	(2) 投資損失引当金 投資損失引当金は、投資に対する損失に備えるため、有価証券等の発行会社の財政状態等を勘案して必要と認められる額を計上しております。
	(2) 賞与引当金 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間会計期間に帰属する額を計上しております。	(2) 賞与引当金 同左	(3) 賞与引当金 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当事業年度に帰属する額を計上しております。

	前中間会計期間 (自　平成18年４月１日 至　平成18年９月30日)	当中間会計期間 (自　平成19年４月１日 至　平成19年９月30日)	前事業年度 (自　平成18年４月１日 至　平成19年３月31日)
	(3) 退職給付引当金 退職給付引当金は、従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき、当中間会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： その発生年度の従業員の平均残存勤務期間内の一定の年数(９年)による定額法により損益処理 数理計算上の差異： 各発生年度の従業員の平均残存勤務期間内の一定の年数(９年)による定額法により按分した額をそれぞれ発生の翌事業年度から損益処理	(3) 退職給付引当金 同左	(4) 退職給付引当金 退職給付引当金は、従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： その発生年度の従業員の平均残存勤務期間内の一定の年数(９年)による定額法により損益処理 数理計算上の差異： 各発生年度の従業員の平均残存勤務期間内の一定の年数(９年)による定額法により按分した額をそれぞれ発生の翌事業年度から損益処理
	―――――	(4) 役員退職慰労引当金 役員退職慰労引当金は、役員(執行役員を含む)に対する退職慰労金の支払いに備えるため、内規に基づく当中間会計期間末の要支給額を計上しております。 役員退職慰労金は、従来は支出時に費用処理しておりましたが、前事業年度の下期において役員退職慰労引当金を計上する方法に変更しました。そのため、前中間会計期間は変更後の方法によった場合に比べ、経常利益及び税引前中間純利益はそれぞれ4,025百万円多く計上されております。	(5) 役員退職慰労引当金 役員退職慰労引当金は、役員(執行役員を含む)に対する退職慰労金の支払いに備えるため、内規に基づく期末要支給額を計上しております。役員退職慰労金は、従来は支出時に費用処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金に関する監査上の取扱い」(日本公認会計士協会監査第一委員会報告第42号昭和57年９月21日)が一部改正され、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」(日本公認会計士協会監査・保証実務委員会報告第42号)が平成19年４月13日付けで公表されたことを踏まえ、役員に対する退職慰労金の支給見積額を当該役員の在任期間にわたり費用配分することで期間損益の適正化を図るために、当事業年度より役員退職慰労引当金を計上しております。この結果、従来の方法によった場合に比べ、経常利益及び税引前当期純利益はそれぞれ4,757百万円減少しております。なお、上記改正は平成19年４月13日に公表されたため、当中間会計期間は従来の方法によっております。従って、当中間会計期間は変更後の方法によった場合に比べ、経常利益及び税引前当期純利益はそれぞれ4,025百万円多く計上されております。

	前中間会計期間 (自　平成18年４月１日 至　平成18年９月30日)	当中間会計期間 (自　平成19年４月１日 至　平成19年９月30日)	前事業年度 (自　平成18年４月１日 至　平成19年３月31日)
	(4) ポイント引当金 「One's plus」におけるポイントの将来の利用による負担に備えるため、未利用の付与済ポイントを金額に換算した残高のうち、将来利用される見込額を合理的に見積もり、必要と認める額を計上しております。 ポイント使用による費用は、従来はポイント使用時に費用処理しておりましたが、利用見込額を合理的に算定することが可能となったため、当中間会計期間よりポイント引当金を計上しております。この変更に伴い、従来の方法によった場合に比べ経常利益及び税引前中間純利益は792百万円それぞれ減少しております。	(5) ポイント引当金 ポイント引当金は、「One's plus」におけるポイントの将来の利用による負担に備えるため、未利用の付与済ポイントを金額に換算した残高のうち、将来利用される見込額を合理的に見積もり、必要と認める額を計上しております。	(6) ポイント引当金 「One's plus」におけるポイントの将来の利用による負担に備えるため、未利用の付与済ポイントを金額に換算した残高のうち、将来利用される見込額を合理的に見積もり、必要と認める額を計上しております。 ポイント使用による費用は、従来はポイント使用時に費用処理しておりましたが、利用見込額を合理的に算定することが可能となったため、当事業年度よりポイント引当金を計上しております。この変更に伴い、従来の方法によった場合に比べ経常利益及び税引前当期純利益は990百万円それぞれ減少しております。
	――――	(6) 預金払戻引当金 預金払戻引当金は、一定の条件を満たし負債計上を中止した預金について、預金者からの払戻請求に備えるため、過去の払戻実績に基づく将来の払戻損失見込額を計上しております。負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」(日本公認会計士協会　監査・保証実務委員会報告第42号)が平成19年４月13日付けで公表されたことを踏まえ、当中間会計期間より過去の払戻実績に基づく将来の払戻損失見込額を引当てる方法に変更しております。 この結果、従来の方法によった場合に比べ、経常利益及び税引前中間純利益は10,839百万円それぞれ減少しております。	――――
	(5) 金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第81条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。	――――	(7) 金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第81条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。
	――――	(7) 金融商品取引責任準備金 受託等をした市場デリバティブ取引に関して生じた事故による損失の補てんに充てるため、金融商品取引法第48条の３の規定に基づき計上しております。 なお、従来、金融先物取引法第81条に基づき、金融先物取引責任準備金を計上しておりましたが、平成19年９月30日に金融商品取引法が施行されたことに伴い、当中間会計期間から金融商品取引責任準備金として計上しております。	――――

	前中間会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前事業年度 (自　平成18年4月1日 至　平成19年3月31日)
6　外貨建ての資産及び負債の本邦通貨への換算基準	外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間決算日の為替相場による円換算額を付しております。	同左	外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として決算日の為替相場による円換算額を付しております。
7　リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	同左	同左
8　ヘッジ会計の方法	・金利リスク・ヘッジ 金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。)に規定する繰延ヘッジを適用しております。 相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。	・金利リスク・ヘッジ 金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジを適用しております。 小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。)に規定する繰延ヘッジを適用しております。 相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 個別ヘッジについても、当該個別ヘッジに係る有効性の評価をしております。 また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業	・金利リスク・ヘッジ 金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。)に規定する繰延ヘッジを適用しております。 相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。

	前中間会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前事業年度 (自　平成18年4月1日 至　平成19年3月31日)
	また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は60,758百万円(税効果額控除前)、繰延ヘッジ利益の総額は44,682百万円(同前)であります。	種別監査委員会報告第15号)を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は28,190百万円(税効果額控除前)、繰延ヘッジ利益の総額は20,294百万円(同前)であります。	また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当事業年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は41,522百万円(税効果額控除前)、繰延ヘッジ利益の総額は29,583百万円(同前)であります。
	・為替変動リスク・ヘッジ 異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。)に基づく繰延ヘッジを適用しております。 これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。	・為替変動リスク・ヘッジ 同左	・為替変動リスク・ヘッジ 同左

	前中間会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前事業年度 (自　平成18年4月1日 至　平成19年3月31日)
	また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。 ・内部取引等 　デリバティブ取引のうち特定取引勘定とそれ以外の勘定との間(又は内部部門間)の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。	・内部取引等 同左	・内部取引等 同左
9　消費税等の会計処理	消費税及び地方消費税の会計処理は、税抜方式によっております。	同左	同左
10　税効果会計に関する事項	中間会計期間に係る納付税額及び法人税等調整額は、当事業年度において予定している剰余金の処分による海外投資等損失準備金の積立て及び取崩しを前提として、当中間会計期間に係る金額を計算しております。	同左	――――

中間財務諸表作成のための基本となる重要な事項の変更

前中間会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前事業年度 (自　平成18年4月1日 至　平成19年3月31日)
貸借対照表の純資産の部の表示に関する会計基準 「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第5号　平成17年12月9日)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第8号　平成17年12月9日)が当中間会計期間から適用されることになったことから、以下のとおり表示を変更しております。 (1) 「資本の部」は「純資産の部」とし、株主資本及び評価・換算差額等に区分のうえ表示しております。 なお、当中間会計期間末における従来の「資本の部」の合計に相当する金額は3,576,561百万円であります。 (2) 「利益剰余金」に内訳表示していた「任意積立金」及び「中間未処分利益」は、「その他利益剰余金」の「海外投資等損失準備金」、「行員退職積立金」、「別途準備金」及び「繰越利益剰余金」として表示しております。 (3) 純額で繰延ヘッジ損失又は繰延ヘッジ利益として「その他資産」又は「その他負債」に含めて計上していたヘッジ手段に係る損益又は評価差額は、税効果額を控除のうえ評価・換算差額等の「繰延ヘッジ損益」として相殺表示しております。	―――――	貸借対照表の純資産の部の表示に関する会計基準 「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第5号　平成17年12月9日)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第8号　平成17年12月9日)が当事業年度から適用されることになったことから、以下のとおり表示を変更しております。 (1) 「資本の部」は「純資産の部」とし、株主資本及び評価・換算差額等に区分のうえ表示しております。 なお、当事業年度末における従来の「資本の部」の合計に相当する金額は4,077,618百万円であります。 (2) 「利益剰余金」に内訳表示していた「任意積立金」及び「当期未処分利益」は、「その他利益剰余金」の「海外投資等損失準備金」、「行員退職積立金」、「別途準備金」及び「繰越利益剰余金」として表示しております。 (3) 純額で繰延ヘッジ損失又は繰延ヘッジ利益として「その他資産」又は「その他負債」に含めて計上していたヘッジ手段に係る損益又は評価差額は、税効果額を控除のうえ評価・換算差額等の「繰延ヘッジ損益」として相殺表示しております。
企業結合に係る会計基準等 「企業結合に係る会計基準」(「企業結合に係る会計基準の設定に関する意見書」(企業会計審議会　平成15年10月31日))、「事業分離等に関する会計基準」(企業会計基準第7号　平成17年12月27日)及び「企業結合会計基準及び事業分離等会計基準に関する適用指針」(企業会計基準適用指針第10号　平成17年12月27日)が平成18年4月1日以後開始する事業年度から適用されることになったことに伴い、当中間会計期間から各会計基準及び同適用指針を適用しております。	―――――	企業結合に係る会計基準等 「企業結合に係る会計基準」(「企業結合に係る会計基準の設定に関する意見書」(企業会計審議会　平成15年10月31日))、「事業分離等に関する会計基準」(企業会計基準第7号　平成17年12月27日)及び「企業結合会計基準及び事業分離等会計基準に関する適用指針」(企業会計基準適用指針第10号　最終改正平成18年12月22日)が平成18年4月1日以後開始する事業年度から適用されることになったことに伴い、当事業年度から各会計基準及び同適用指針を適用しております。

前中間会計期間 (自　平成18年４月１日 至　平成18年９月30日)	当中間会計期間 (自　平成19年４月１日 至　平成19年９月30日)	前事業年度 (自　平成18年４月１日 至　平成19年３月31日)
金融商品に関する会計基準 「金融商品に係る会計基準」(企業会計審議会　平成11年１月22日)が平成18年８月11日付けで一部改正され(「金融商品に関する会計基準」企業会計基準第10号)、改正会計基準の公表日以後終了する事業年度及び中間会計期間から適用されることになったことに伴い、当中間会計期間から改正会計基準を適用し、社債は償却原価法(定額法)に基づいて算定された価額をもって中間貸借対照表価額としております。これにより、従来の方法に比べ「その他資産」中の社債発行差金は2,400百万円、「社債」は2,400百万円、それぞれ減少しております。 なお、平成18年３月31日に終了する事業年度の貸借対照表に計上した社債発行差金は、「繰延資産の会計処理に関する当面の取扱い」(企業会計基準実務対応報告第19号　平成18年８月11日)の経過措置に基づき従前の会計処理を適用し、社債の償還期間にわたり均等償却を行うとともに未償却残高を社債から直接控除しております。	―――	金融商品に関する会計基準 「金融商品に係る会計基準」(企業会計審議会　平成11年１月22日)が平成18年８月11日付けで一部改正され(「金融商品に関する会計基準」企業会計基準第10号)、改正会計基準の公表日以後終了する事業年度から適用されることになったことに伴い、当事業年度から改正会計基準を適用し、社債は償却原価法(定額法)に基づいて算定された価額をもって貸借対照表価額としております。これにより、従来の方法に比べ「その他資産」中の「社債発行差金」は2,308百万円、「社債」は2,308百万円、それぞれ減少しております。 なお、平成18年３月31日に終了する事業年度の貸借対照表に計上した社債発行差金は、「繰延資産の会計処理に関する当面の取扱い」(企業会計基準実務対応報告第19号　平成18年８月11日)の経過措置に基づき従前の会計処理を適用し、社債の償還期間にわたり均等償却を行うとともに未償却残高を社債から直接控除しております。
―――	金融商品に関する会計基準 「金融商品に関する会計基準」(企業会計基準第10号)及び「金融商品会計に関する実務指針」(日本公認会計士協会会計制度委員会報告第14号)等における有価証券の範囲に関する規定が平成19年６月15日付け及び同７月４日付けで一部改正され、金融商品取引法の施行日以後に終了する事業年度及び中間会計期間から適用されることになったことに伴い、当中間会計期間より改正会計基準及び実務指針を適用しております。	―――

表示方法の変更

前中間会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間会計期間 (自　平成19年4月1日 至　平成19年9月30日)
「銀行法施行規則」(昭和57年大蔵省令第10号)別紙様式が「無尽業法施行細則等の一部を改正する内閣府令」(内閣府令第60号　平成18年4月28日)により改正され、平成18年4月1日以後開始される事業年度から適用されることになったことに伴い、当中間会計期間から以下のとおり表示を変更しております。 (1) 「動産不動産」は、「有形固定資産」「無形固定資産」又は「その他資産」に区分して表示しております。 (2) 「その他資産」に含めて表示していたソフトウェアは、「無形固定資産」に含めて表示しております。	――――

注記事項

（中間貸借対照表関係）

前中間会計期間 （平成18年９月30日現在）	当中間会計期間 （平成19年９月30日現在）	前事業年度 （平成19年３月31日現在）
※１　関係会社の株式及び出資総額 1,625,547百万円 ※２　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計1,188百万円含まれております。 無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は843,867百万円、当中間会計期間末に当該処分をせずに所有しているものは170,923百万円であります。 ※３　貸出金のうち、破綻先債権額は42,129百万円、延滞債権額は485,764百万円であります。 なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。 ※４　貸出金のうち、３カ月以上延滞債権額は33,648百万円であります。 なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※１　関係会社の株式及び出資総額 1,441,591百万円 ※２　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計3,156百万円含まれております。 無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は913,839百万円、当中間会計期間末に当該処分をせずに所有しているものは421,081百万円であります。 ※３　貸出金のうち、破綻先債権額は37,531百万円、延滞債権額は387,442百万円であります。 なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。 ※４　貸出金のうち、３カ月以上延滞債権額は24,825百万円であります。 なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※１　関係会社の株式及び出資総額 1,603,609百万円 ※２　無担保の消費貸借契約により貸し付けている有価証券が、「国債」及び「株式」に合計2,188百万円含まれております。 無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は2,076,900百万円、当事業年度末に当該処分をせずに所有しているものは129,329百万円であります。 ※３　貸出金のうち、破綻先債権額は33,754百万円、延滞債権額は357,632百万円であります。 なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。 ※４　貸出金のうち、３カ月以上延滞債権額は20,543百万円であります。 なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

前中間会計期間 (平成18年９月30日現在)	当中間会計期間 (平成19年９月30日現在)	前事業年度 (平成19年３月31日現在)
※５　貸出金のうち、貸出条件緩和債権額は271,960百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。	※５　貸出金のうち、貸出条件緩和債権額は299,124百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。	※５　貸出金のうち、貸出条件緩和債権額は309,133百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。
※６　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は833,503百万円であります。 なお、上記４から７に掲げた債権額は、貸倒引当金控除前の金額であります。	※６　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は748,924百万円であります。 なお、上記４から７に掲げた債権額は、貸倒引当金控除前の金額であります。	※６　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は721,064百万円であります。 なお、上記４から７に掲げた債権額は、貸倒引当金控除前の金額であります。
※７　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は807,877百万円であります。このうち手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は884百万円であります。	※７　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は779,551百万円であります。	※７　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は828,339百万円であります。
※８　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　40,501百万円 特定取引資産　53,278百万円 有価証券　5,564,463百万円 貸出金　512,885百万円 担保資産に対応する債務 コールマネー　1,340,000百万円 売現先勘定　790,836百万円 債券貸借取引受入担保金　3,003,162百万円 借用金　893,600百万円 支払承諾　72,342百万円	※８　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　39,665百万円 特定取引資産　600,286百万円 有価証券　4,762,253百万円 貸出金　176,078百万円 担保資産に対応する債務 コールマネー　1,065,000百万円 売現先勘定　121,012百万円 債券貸借取引受入担保金　2,411,737百万円 借用金　1,845,500百万円 支払承諾　137,925百万円	※８　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　40,567百万円 特定取引資産　184,161百万円 有価証券　2,684,529百万円 貸出金　885,490百万円 担保資産に対応する債務 コールマネー　1,335,000百万円 売現先勘定　104,640百万円 債券貸借取引受入担保金　1,250,450百万円 借用金　1,043,900百万円 支払承諾　48,963百万円

前中間会計期間 (平成18年9月30日現在)	当中間会計期間 (平成19年9月30日現在)	前事業年度 (平成19年3月31日現在)
上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金9,078百万円、買入金銭債権38,898百万円、特定取引資産848,721百万円、有価証券4,363,766百万円、貸出金1,621,611百万円を差し入れております。 また、その他資産のうち保証金は70,829百万円、先物取引差入証拠金は3,177百万円であります。	上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金7,158百万円、特定取引資産272,293百万円、有価証券3,181,832百万円、貸出金591,044百万円を差し入れております。 また、その他資産のうち保証金は66,154百万円、先物取引差入証拠金は5,299百万円であります。	上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金6,731百万円、特定取引資産500,158百万円、有価証券4,343,703百万円、貸出金535,770百万円を差し入れております。また、「その他の資産」のうち保証金は70,287百万円であります。
※9 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、36,521,444百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが31,417,046百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。	※9 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、37,395,141百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが31,704,206百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。	※9 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、38,163,210百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが32,654,634百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

前中間会計期間 (平成18年９月30日現在)	当中間会計期間 (平成19年９月30日現在)	前事業年度 (平成19年３月31日現在)
※10　有形固定資産の減価償却累計額 449,799百万円 ※11　有形固定資産の圧縮記帳額 63,722百万円 (当中間会計期間圧縮記帳額 ―百万円) ※12　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金1,732,931百万円が含まれております。 ※13　社債には、劣後特約付社債1,867,007百万円が含まれております。 ※14　特別法上の引当金は金融先物取引責任準備金18百万円であります。 ※15　土地の再評価に関する法律(平成10年３月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。 再評価を行った年月日 平成10年３月31日及び 平成14年３月31日 同法律第３条第３項に定める再評価の方法 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。	※10　有形固定資産の減価償却累計額 448,520百万円 ※11　有形固定資産の圧縮記帳額 65,523百万円 (当中間会計期間圧縮記帳額 ―百万円) ※12　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金1,934,418百万円が含まれております。 ※13　社債には、劣後特約付社債1,985,429百万円が含まれております。 ※14　特別法上の引当金は金融商品取引責任準備金18百万円であります。 ※15　土地の再評価に関する法律(平成10年３月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。 再評価を行った年月日 平成10年３月31日及び 平成14年３月31日 同法律第３条第３項に定める再評価の方法 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 ※16　「有価証券」中の社債のうち、有価証券の私募(金融商品取引法第２条第３項)による社債に対する当行の保証債務の額は2,227,049百万円であります。	※10　有形固定資産の減価償却累計額 441,319百万円 ※11　有形固定資産の圧縮記帳額 65,523百万円 (当事業年度圧縮記帳額 2,088百万円) ※12　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金1,984,631百万円が含まれております。 ※13　社債には、劣後特約付社債1,910,026百万円が含まれております。 ※14　特別法上の引当金は金融先物取引責任準備金18百万円であります。 ※15　土地の再評価に関する法律(平成10年３月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。 再評価を行った年月日 平成10年３月31日及び 平成14年３月31日 同法律第３条第３項に定める再評価の方法 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 ※16　「有価証券」中の「社債」のうち、有価証券の私募(証券取引法第２条第３項)による社債に対する当行の保証債務の額は2,388,686百万円であります。

（中間損益計算書関係）

前中間会計期間
（自　平成18年４月１日
至　平成18年９月30日）

※１　その他経常収益には、株式等売却益14,742百万円を含んでおります。

※２　減価償却実施額は下記のとおりであります。

有形固定資産　11,829百万円

無形固定資産　12,323百万円

※３　その他経常費用には、貸出金償却39,937百万円、株式等償却5,924百万円及び延滞債権等を売却したことによる損失4,959百万円を含んでおります。

※４　特別利益には、退職給付信託返還益36,330百万円及び貸倒引当金戻入益13,330百万円を含んでおります。

※５　特別損失は、清算手続きに入った子会社の株式に係る損失18,203百万円、減損損失1,457百万円及び固定資産処分損1,434百万円であります。

※６　当中間会計期間において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地域	主な用途	種類	減損損失額（百万円）
首都圏	遊休資産 27物件	土地、建物等	873
近畿圏	遊休資産 11物件	土地、建物等	210
その他	遊休資産 12物件	土地、建物等	373

当行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また遊休資産については、物件ごとにグルーピングの単位としております。

当中間会計期間は、遊休資産について、投資額の回収が見込まれない場合に、帳簿価額を回収可能額まで減額し、当該減少額を減損損失として特別損失に計上しております。

回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

当中間会計期間
（自　平成19年４月１日
至　平成19年９月30日）

※１　その他経常収益には、株式等売却益8,224百万円を含んでおります。

※２　減価償却実施額は下記のとおりであります。

有形固定資産　12,241百万円

無形固定資産　13,021百万円

※３　その他経常費用には、貸倒引当金繰入額50,553百万円、貸出金償却59,177百万円及び株式等償却111,494百万円を含んでおります。

※５　特別損失には、減損損失3,095百万円を含んでおります。

※６　当中間会計期間において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地域	主な用途	種類	減損損失額（百万円）
首都圏	遊休資産 11物件	土地、建物等	280
近畿圏	遊休資産 8物件	土地、建物等	2,553
その他	遊休資産 8物件	土地、建物等	262

当行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また遊休資産については、物件ごとにグルーピングの単位としております。

当中間会計期間は、遊休資産について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。

回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

前事業年度
（自　平成18年４月１日
至　平成19年３月31日）

※１　その他経常収益には、株式等売却益50,204百万円を含んでおります。

※２　減価償却実施額は下記のとおりであります。

有形固定資産　24,442百万円

無形固定資産　25,228百万円

※３　その他経常費用には、貸出金償却50,468百万円、投資損失引当金繰入額77,547百万円及び延滞債権等を売却したことによる損失35,456百万円を含んでおります。

※４　特別利益には、退職給付信託返還益36,330百万円及び固定資産処分益4,440百万円を含んでおります。

※５　特別損失は、清算手続きに入った子会社の株式に係る損失17,809百万円、減損損失3,680百万円及び固定資産処分損6,120百万円であります。

※６　当事業年度において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地域	主な用途	種類	減損損失額（百万円）
首都圏	遊休資産 32物件	土地、建物等	1,782
近畿圏	遊休資産 11物件	土地、建物等	214
その他	遊休資産 18物件	土地、建物等	1,683

当行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また遊休資産については、物件ごとにグルーピングの単位としております。

当事業年度は、遊休資産について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。

回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

（中間株主資本等変動計算書関係）

Ⅰ　前中間会計期間（自　平成18年４月１日　至　平成18年９月30日）

自己株式の種類及び株式数に関する事項

	前事業年度末株式数(株)	当中間会計期間増加株式数(株)	当中間会計期間減少株式数(株)	当中間会計期間末株式数(株)	摘要
自己株式					
第一種優先株式	―	35,000	―	35,000	(注) 1
第二種優先株式	―	100,000	―	100,000	(注) 2
第三種優先株式	―	500,000	―	500,000	(注) 3
合計	―	635,000	―	635,000	

(注) 1　第一種優先株式の自己株式の増加35,000株は、平成18年５月17日に当該優先株式に係る取得請求権の行使により取得したことによるものであります。

2　第二種優先株式の自己株式の増加100,000株は、平成18年５月17日及び同年９月６日に当該優先株式に係る取得請求権の行使により取得したことによるものであります。

3　第三種優先株式の自己株式の増加500,000株は、平成18年９月29日に当該優先株式に係る取得請求権の行使により取得したことによるものであります。

Ⅱ　当中間会計期間（自　平成19年４月１日　至　平成19年９月30日）

自己株式の種類及び株式数に関する事項

該当ありません。

Ⅲ　前事業年度（自　平成18年４月１日　至　平成19年３月31日）

自己株式の種類及び株式数に関する事項

	前事業年度末株式数(株)	当事業年度増加株式数(株)	当事業年度減少株式数(株)	当事業年度末株式数(株)	摘要
自己株式					
第一種優先株式	―	35,000	35,000	―	(注) 1，4
第二種優先株式	―	100,000	100,000	―	(注) 2，4
第三種優先株式	―	695,000	695,000	―	(注) 3，4
合計	―	830,000	830,000	―	

(注) 1　第一種優先株式の自己株式の増加35,000株は、平成18年５月17日に当該優先株式に係る取得請求権の行使により取得したことによるものであります。

2　第二種優先株式の自己株式の増加100,000株は、平成18年５月17日及び同年９月６日に当該優先株式に係る取得請求権の行使により取得したことによるものであります。

3　第三種優先株式の自己株式の増加695,000株は、平成18年９月29日及び同年10月11日に、当該優先株式に係る取得請求権の行使により取得したことによるものであります。

4　第一種優先株式の自己株式の減少35,000株、第二種優先株式の自己株式の減少100,000株、第三種優先株式の自己株式の減少695,000株は、平成18年10月31日に、当該優先株式の消却を実施したことによるものであります。

(リース取引関係)

前中間会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前事業年度 (自　平成18年4月1日 至　平成19年3月31日)
1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ・リース物件の取得価額相当額、減価償却累計額相当額及び中間会計期間末残高相当額 取得価額相当額 動産　4,960百万円 その他　64百万円 合計　5,024百万円 減価償却累計額相当額 動産　1,486百万円 その他　11百万円 合計　1,497百万円 中間会計期間末残高相当額 動産　3,474百万円 その他　52百万円 合計　3,527百万円 ・未経過リース料中間会計期間末残高相当額 1年内　736百万円 1年超　2,854百万円 合計　3,591百万円 ・当中間会計期間の支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　465百万円 減価償却費相当額　415百万円 支払利息相当額　65百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。 2　オペレーティング・リース取引 ・未経過リース料 1年内　15,996百万円 1年超　75,388百万円 合計　91,384百万円	1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ・リース物件の取得価額相当額、減価償却累計額相当額及び中間会計期間末残高相当額 取得価額相当額 動産　4,747百万円 その他　493百万円 合計　5,240百万円 減価償却累計額相当額 動産　1,643百万円 その他　282百万円 合計　1,925百万円 中間会計期間末残高相当額 動産　3,104百万円 その他　210百万円 合計　3,314百万円 ・未経過リース料中間会計期間末残高相当額 1年内　845百万円 1年超　2,580百万円 合計　3,425百万円 ・当中間会計期間の支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　493百万円 減価償却費相当額　438百万円 支払利息相当額　63百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。 2　オペレーティング・リース取引 ・未経過リース料 1年内　10,264百万円 1年超　43,249百万円 合計　53,514百万円	1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ・リース物件の取得価額相当額、減価償却累計額相当額及び事業年度末残高相当額 取得価額相当額 動産　5,205百万円 その他　669百万円 合計　5,874百万円 減価償却累計額相当額 動産　1,694百万円 その他　426百万円 合計　2,121百万円 事業年度末残高相当額 動産　3,510百万円 その他　242百万円 合計　3,753百万円 ・未経過リース料事業年度末残高相当額 1年内　851百万円 1年超　2,997百万円 合計　3,849百万円 ・当事業年度の支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　921百万円 減価償却費相当額　829百万円 支払利息相当額　126百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各事業年度への配分方法については、利息法によっております。 2　オペレーティング・リース取引 ・未経過リース料 1年内　10,670百万円 1年超　46,946百万円 合計　57,617百万円

（有価証券関係）

○子会社株式及び関連会社株式で時価のあるもの

Ⅰ　前中間会計期間（平成18年９月30日現在）

	中間貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
子会社株式	43,569	111,894	68,325
関連会社株式	228,334	192,785	△35,549
合計	271,903	304,679	32,776

（注）　時価は、当中間会計期間末日における市場価格等に基づいております。

Ⅱ　当中間会計期間（平成19年９月30日現在）

	中間貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
子会社株式	43,699	77,900	34,200
関連会社株式	110,781	108,910	△1,870
合計	154,481	186,811	32,329

（注）　時価は、当中間会計期間末日における市場価格等に基づいております。

Ⅲ　前事業年度（平成19年３月31日現在）

	貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
子会社株式	43,569	102,243	58,674
関連会社株式	228,334	177,618	△50,716
合計	271,903	279,861	7,958

（注）　時価は、当事業年度末日における市場価格等に基づいております。

（重要な後発事象）

前中間会計期間（自　平成18年４月１日　至　平成18年９月30日）	当中間会計期間（自　平成19年４月１日　至　平成19年９月30日）	前事業年度（自　平成18年４月１日　至　平成19年３月31日）
――	――	――

(2) 【信託財産残高表】

資産				
科目	前中間会計期間 (平成18年9月30日現在)		当中間会計期間 (平成19年9月30日現在)	
	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
貸出金	8,080	0.63	4,150	0.40
有価証券	241,904	18.77	285,533	27.78
受託有価証券	33,297	2.58	3,274	0.32
金銭債権	708,378	54.96	660,147	64.23
有形固定資産	―	―	84	0.01
その他債権	1,009	0.08	1,332	0.13
銀行勘定貸	50,733	3.94	45,893	4.46
現金預け金	245,401	19.04	27,401	2.67
合計	1,288,805	100.00	1,027,818	100.00

負債				
科目	前中間会計期間 (平成18年9月30日現在)		当中間会計期間 (平成19年9月30日現在)	
	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
金銭信託	529,687	41.10	351,198	34.17
金銭信託以外の金銭の信託	―	―	45	0.00
有価証券の信託	33,297	2.58	3,274	0.32
金銭債権の信託	595,876	46.24	560,068	54.49
包括信託	129,944	10.08	113,230	11.02
合計	1,288,805	100.00	1,027,818	100.00

(注) 1　共同信託他社管理財産はありません。
　　 2　元本補てん契約のある信託については取り扱っておりません。

(3) 【その他】

中間配当(会社法第454条第5項に定める剰余金の配当)

平成19年11月19日開催の取締役会において、第5期の中間配当につき次のとおり決議いたしました。

中間配当金の総額	74,613百万円
1株当たりの中間配当金	
普通株式	1,269円
第1回第六種優先株式	44,250円
効力発生日及び支払開始日	平成19年11月19日

第６　【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出しております。

(1) 臨時報告書　平成19年４月２日　関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第９号(代表取締役の異動)に基づく臨時報告書であります。

(2) 有価証券報告書及びその添付書類　事業年度（第４期）　自　平成18年４月１日　至　平成19年３月31日　平成19年６月29日　関東財務局長に提出。

(3) 発行登録追補書類及びその添付書類　平成19年４月13日　平成19年７月19日　及び平成19年11月７日　関東財務局長に提出。

平成18年６月30日提出の発行登録書(社債の募集)に係る発行登録追補書類であります。

(4) 訂正発行登録書　平成19年４月３日　平成19年６月29日　及び平成19年10月30日　関東財務局長に提出。

平成18年６月30日提出の発行登録書(社債の募集)に係る訂正発行登録書であります。

第二部 【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の中間監査報告書

平成18年12月５日

株式会社三井住友銀行

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐　藤　正　典　㊞
指定社員 業務執行社員	公認会計士	沼　野　廣　志　㊞
指定社員 業務執行社員	公認会計士	山　田　裕　行　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成18年４月１日から平成19年３月31日までの連結会計年度の中間連結会計期間(平成18年４月１日から平成18年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結株主資本等変動計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、株式会社三井住友銀行及び連結子会社の平成18年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成18年４月１日から平成18年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

追記情報

重要な後発事象に記載されているとおり、会社は平成18年12月４日開催の取締役会において、海外特別目的子会社の設立及び当該海外特別目的子会社による優先出資証券の発行を決議した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当行が別途保管しております。

独立監査人の中間監査報告書

平成19年12月５日

株式会社三井住友銀行

取締役会　御中

あずさ監査法人

指定社員
業務執行社員　公認会計士　佐　藤　正　典　㊞

指定社員
業務執行社員　公認会計士　沼　野　廣　志　㊞

指定社員
業務執行社員　公認会計士　山　田　裕　行　㊞

当監査法人は、金融商品取引法第193条の２第１項の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成19年４月１日から平成20年３月31日までの連結会計年度の中間連結会計期間(平成19年４月１日から平成19年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結株主資本等変動計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、株式会社三井住友銀行及び連結子会社の平成19年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成19年４月１日から平成19年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当行が別途保管しております。

独立監査人の中間監査報告書

平成18年12月５日

株式会社三井住友銀行
取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐　藤　正　典　㊞
指定社員 業務執行社員	公認会計士	沼　野　廣　志　㊞
指定社員 業務執行社員	公認会計士	山　田　裕　行　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成18年４月１日から平成19年３月31日までの第４期事業年度の中間会計期間(平成18年４月１日から平成18年９月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表、中間損益計算書及び中間株主資本等変動計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、株式会社三井住友銀行の平成18年９月30日現在の財政状態及び同日をもって終了する中間会計期間(平成18年４月１日から平成18年９月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当行が別途保管しております。

独立監査人の中間監査報告書

平成19年12月5日

株式会社三井住友銀行

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐　藤　正　典	㊞
指定社員 業務執行社員	公認会計士	沼　野　廣　志	㊞
指定社員 業務執行社員	公認会計士	山　田　裕　行	㊞

当監査法人は、金融商品取引法第193条の2第1項の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成19年4月1日から平成20年3月31日までの第5期事業年度の中間会計期間(平成19年4月1日から平成19年9月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表、中間損益計算書及び中間株主資本等変動計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、株式会社三井住友銀行の平成19年9月30日現在の財政状態及び同日をもって終了する中間会計期間(平成19年4月1日から平成19年9月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当行が別途保管しております。



平成 19 年 12 月 6 日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

（訂正）平成 20 年 3 月期中間決算短信の訂正について

平成 19 年 11 月 19 日に公表した平成 20 年 3 月期中間決算短信において、記載内容の一部に誤りがありましたので、以下のとおり訂正いたします。

29 ページ

注記

（有価証券関係）

当中間連結会計期間（平成 19 年 9 月 30 日現在）

(2) その他有価証券で時価のあるもの

(注)2.

（訂正前）当中間連結会計期間におけるこの減損処理額は 53,536 百万円であります。

（訂正後）当中間連結会計期間におけるこの減損処理額は 69,485 百万円であります。

以　上

【本件に関するお問い合わせ先】
広報部　TEL：03－5512－2676



Correction in the Earnings Release for the Six Months ended September 30, 2007

TOKYO, December 6, 2007 --- Sumitomo Mitsui Financial Group, Inc. announced today the following corrections in the earnings release announced on November 19, 2007.

Page 30

Market Value of Securities and Money Held in Trust

1. Securities

(2) Other securities with market value

(Notes) 2.

(Before correction) Valuation loss for the interim period was 53,536 million yen.

(After correction) Valuation loss for the interim period was 69,485 million yen.

平成20年1月11日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号８３１６）

海外特別目的子会社の設立及び優先出資証券の発行に関するお知らせ

株式会社三井住友フィナンシャルグループ（取締役社長　北山禎介）は、本日開催の取締役会において、海外特別目的子会社による優先出資証券を発行することとし、かかる優先出資証券の発行を目的とする100%出資子会社を英国領ケイマン諸島に設立することを決議しましたので、お知らせいたします。

本優先出資証券は、海外特別目的子会社が発行する配当非累積的永久優先出資証券であり、本邦の自己資本比率規制における基本的項目（Tier I）に算入される予定です。なお、本優先出資証券には、当社の普通株式への交換権は付与されておりません。

記

発　行　体	SMFG Preferred Capital JPY 1 Limited
	英国領ケイマン諸島に新たに設立する、当社が議決権を100%保有する海外特別目的子会社
証券の種類	円建 配当非累積的 永久優先出資証券
	当社普通株式への交換権は付与されません
発行総額	未定
資金使途	本優先出資証券の発行代り金は、最終的に、当社の子銀行である株式会社三井住友銀行への永久劣後特約付貸付金として全額使用する予定
優先順位	本優先出資証券は、残余財産分配請求権において、当社が発行する優先株式と実質的に同順位
発行形態	国内私募（大和証券エスエムビーシー株式会社及び野村證券株式会社が本優先出資証券を発行価額で全額買取引受し、国内適格機関投資家等に対して取得の申込の勧誘を行います）
上　　場	非上場

（注）　関係法令に基づく必要な届出、許認可の効力発生を前提としております。

以　上

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Establishment of Overseas Special Purpose Subsidiary and Issuance of Non-Dilutive Non-Cumulative Perpetual Preferred Securities

TOKYO, January 11, 2008 --- Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Teisuke Kitayama) hereby announces that its board of directors has resolved to establish its wholly-owned special purpose subsidiary (the "Cayman Subsidiary") in the Cayman Islands for the purpose of the issuance of non-dilutive non-cumulative perpetual preferred securities (the "Preferred Securities").

The Preferred Securities are non-dilutive non-cumulative perpetual preferred securities to be issued by the Cayman Subsidiary and are expected to qualify as Tier I capital under the applicable banking regulations in Japan. The Preferred Securities are not convertible or exchangeable into common stock of SMFG.

PARTICULARS

Issuers	SMFG Preferred Capital JPY 1 Limited
	The above issuer is an overseas special purpose subsidiary established in the Cayman Islands, the voting rights of which are wholly owned by SMFG
Type of Security	Japanese yen denominated Non-Cumulative Perpetual Preferred Securities
	The Preferred Securities are not convertible or exchangeable into common stock of SMFG
Total Issue Amount	To be determined
Use of Proceeds	To be ultimately provided to Sumitomo Mitsui Banking Corporation, a banking subsidiary of SMFG, as perpetual subordinated loans
Ranking	The Preferred Securities rank, as to liquidation preferences, effectively *pari passu* with preferred stock of SMFG
Method of Offering	Private placement to qualified institutional investors, etc. in Japan
Listing	Unlisted

Note: The above description is prepared on the assumptions that SMFG performs necessary filings and obtains the approval, required under the relevant laws.

Exhibit A3(c)

平成20年3月期 第３四半期財務・業績の概況

平成20年1月29日

上場会社名　株式会社 三井住友フィナンシャルグループ
上場取引所　東証一部･大証一部･名証一部
コード番号　8316
URL　http://www.smfg.co.jp
代表者　取締役社長 北山禎介
問合せ先責任者　財務部副部長 正脇久昌
TEL　(03)5512-3411
特定取引勘定設置の有無　有

(注) 記載金額は百万円未満を切り捨てて表示しております。
なお、以下に記載する数値は監査法人による監査を受けておりません。

１．平成20年3月期第３四半期の連結業績（平成19年4月1日～平成19年12月31日）

(1) 連結経営成績

(%表示は対前年同四半期増減率)

	経常収益		経常利益		四半期（当期）純利益	
	百万円	%	百万円	%	百万円	%
平成20年3月期第３四半期	3,242,196	(15.6)	525,615	(△ 13.0)	319,485	(△ 19.3)
平成19年3月期第３四半期	2,803,491	(3.1)	604,087	(△ 23.4)	396,054	(△ 33.9)
平成19年3月期	3,901,259	—	798,610	—	441,351	—

	１株当たり四半期（当期）純利益		潜在株式調整後１株当たり四半期（当期）純利益	
	円	銭	円	銭
平成20年3月期第３四半期	41,376	56	39,366	90
平成19年3月期第３四半期	52,941	38	46,127	37
平成19年3月期	57,085	83	51,494	17

(参考) ①持分法投資損益
平成20年3月期第３四半期　26,402 百万円
平成19年3月期第３四半期　△ 29,525 百万円
平成19年3月期　△ 104,170 百万円

②期中平均株式数(連結)
平成20年3月期第３四半期　普通株式　7,564,811 株
平成19年3月期第３四半期　普通株式　7,481,003 株
平成19年3月期　普通株式　7,504,367 株

(2) 連結財政状態

	総資産	純資産	自己資本比率	１株当たり純資産	
	百万円	百万円	%	円	銭
平成20年3月期第３四半期	109,372,727	5,423,511	3.5	459,743	81
平成19年3月期第３四半期	104,025,839	4,918,034	3.4	417,697	64
平成19年3月期	100,858,309	5,331,279	3.9	469,228	59

(参考) ①自己資本
平成20年3月期第３四半期　3,838,139 百万円
平成19年3月期第３四半期　3,518,161 百万円
平成19年3月期　3,922,986 百万円

②期末発行済株式数(連結)
平成20年3月期第３四半期　普通株式　7,564,727 株
平成19年3月期第３四半期　普通株式　7,560,154 株
平成19年3月期　普通株式　7,565,022 株

2．配当の状況

前年同四半期及び当四半期のいずれにおいても、当該四半期会計期間（当該四半期末日を末日とする３か月間）のいずれかの日を基準日とする配当を行っておりませんので、当該項目の記載は省略しております。

3．平成20年3月期の連結業績予想（平成19年4月1日～平成20年3月31日）

前回連結業績予想（平成19年11月19日公表）からの変更はありません。

なお、前回連結業績予想は、以下のとおりであります。

（％表示は対前期増減率）

	経常収益	経常利益	当期純利益	1株当たり当期純利益
	百万円 ％	百万円 ％	百万円 ％	円 銭
通期	4,300,000（10.2）	940,000（17.7）	570,000（29.1）	73,636 68

（注）１株当たり（予想）当期純利益は、当四半期末の発行済普通株式数（除く自己株式）を分母として算出しております。

4．その他

(1) 期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動）　：無

(2) 会計処理の方法における簡便な方法の採用の有無　：無

(3) 最近連結会計年度からの会計処理方法の変更の有無　：有

（注）詳細は、６ページ【定性的情報・財務諸表等】４．その他をご覧ください。

本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化する可能性があることにご留意ください。

【定性的情報・財務諸表等】

1. 連結経営成績に関する定性的情報

当第3四半期の連結業務粗利益は、1兆5,430億円と前年同期比1,758億円の増加となりました。これは、三井住友銀行において、前年同期に金利上昇を踏まえた債券ポートフォリオの予防的なポジション圧縮により債券売却損を計上した一方、当第3四半期は内外の金利動向を踏まえたオペレーションの実施によって債券売却益を計上したこと等により、国債等債券損益が前年同期比376億円改善したことや、預貸金利鞘の改善を主因として資金利益が前年同期比468億円増加したことが主因であります。

営業経費につきましては、お客さまの利便性向上や競争力強化のために戦略分野への積極的な資源投入を進めたこと等により、前年同期比854億円増加の7,328億円となりました。

与信関係費用は、一部の債務者において業況悪化等による想定外の劣化が発生したこと等により、2,380億円と前年同期比1,493億円の増加となりました。また、株式相場の悪化を要因に、株式等損益は前年同期比769億円悪化の538億円の損失となる一方、持分法による投資損益は、持分法適用会社の業績改善に伴い、前年同期比559億円改善の264億円の利益となりました。

以上の結果、経常利益は前年同期比785億円減益の5,256億円、リース事業子会社合併に伴う持分変動差額1,031億円等の特別損益等を勘案した四半期純利益は前年同期比766億円減益の3,195億円となりました。

【連　結】

(金額単位　億円)

	19年度第3四半期 (4月～12月)	前年同期比	18年度 (参考)
連結粗利益	15,430	+ 1,758	19,062
営業経費	△ 7,328	△ 854	△ 8,886
与信関係費用	△ 2,380	△ 1,493	△ 1,450
経常利益	5,256	△ 785	7,986
四半期純利益	3,195	△ 766	4,414

【三井住友銀行単体】

	19年度第3四半期 (4月～12月)	前年同期比	18年度 (参考)
業務粗利益	10,644	+ 1,158	13,445
経費(除く臨時処理分)	△ 4,979	△ 487	△ 6,039
業務純益(注)	5,665	+ 671	7,406
うち国債等債券損益	△ 228	+ 376	△ 1,124
与信関係費用	△ 1,873	△ 1,332	△ 895
経常利益	2,556	△ 1,853	5,733
四半期純利益	875	△ 2,160	3,157

(注)業務純益:一般貸倒引当金繰入前

（参考）サブプライムローン・モノライン保険会社の状況

（サブプライムローン）

平成19年12月末における三井住友銀行の米国サブプライムローン関連のエクスポージャーは、

① RMBS・ABSCDO等の証券化商品（減損後簿価約100億円）

② 米国拠点で行っているウェアハウジングローン等のうち、サブプライムローン関連資産が担保となっている部分（償却後簿価約170億円、引当金額を控除した場合約50億円）

があり、引当金控除後のエクスポージャーとしては、合計で約150億円となります。

証券化商品は期末時価の下落に伴い約750億円の償却を行った為、償却後簿価は約100億円となりました。償却を行った結果、平成19年12月末時点での評価損益はございません。

また、ウェアハウジングローン等はDCF法等に基づき、サブプライムローン関連部分約250億円に対し、約200億円の償却・引当を行っております。

以上の結果、平成19年12月末残存分については、取得原価対比9割弱の償却・引当処理を行ったこととなります。

上記の償却・引当コスト（約▲950億円）と、期中の売却損（約▲40億円）の合計約▲990億円の影響につきましては、サブプライムローン問題を契機とした、内外の金利低下局面を捉えた債券売却益計上等による市場営業部門収益等の増益により吸収しております。

（金額単位　億円）

	19年12月末 残存分 取得原価	19年度第３四半期 償却・引当額		19年12月末 償却・引当控除後残高	
		（10月～12月）	（4月～12月）		19年9月末比
証券化商品	850	▲ 580	▲ 750	100	▲ 600
ｳｪｱﾊｳｼﾞﾝｸﾞﾛｰﾝ等	250	▲ 90	▲ 200	50	▲ 90
小　計 (1)	1,100	▲ 670	▲ 950	150	▲ 690
期中売却損 (2)		0	▲ 40	（売却額　約3,500億円）	
損益影響 (1)+(2)		▲ 670	▲ 990		

注　計数は概数であり、為替換算影響を含む

三井住友銀行がスポンサーを務めているABCPプログラムの保有資産は、顧客の売掛債権が大半であり、サブプライムローン関連の資産は含まれておりません。また、いわゆるSIV（Structured Investment Vehicle）の発行する有価証券は保有しておりません。

尚、三井住友銀行以外の連結子会社（三井住友銀行の連結子会社を含む）については、サブプライムローン関連のエクスポージャーはございません。

（モノライン保険会社）

平成19年12月末において、三井住友銀行および連結子会社（三井住友銀行の連結子会社を含む）は、モノライン保険会社（金融保証専門会社）と下記（①②）の取引を行っておりますが、一部モノライン保険会社の格下げを踏まえ、モノライン保険会社に対する純与信額となる約200億円（下記②の時価評価額）に対し、第3四半期で約100億円の引当を行っております。

① モノライン保険会社の保証付投融資等＝残高約500億円

② モノライン保険会社を取引相手とするクレジットデリバティブ取引（信用リスクのヘッジを目的とするデリバティブ取引。仲介取引において、カバー取引として行ったもの）＝時価評価額（参照債権の評価損失額見合で、ヘッジ先のモノライン保険会社に対するエクスポージャー（取引清算時の請求可能見積額）となるもの）約200億円（想定元本(参照債権残高)約9,000億円）

これらの取引については、原債権・参照債権から生じる損失をモノライン保険会社が保証するものであり、今後の損益は、あくまで原債権・参照債権の信用状態や価格状況をベースとした上で、モノライン保険会社の信用状態による影響を受けることとなります。

当グループが行っている上記取引の原債権・参照債権は投資適格ランクの債権（※）であります。従って、モノライン保険会社の格付低下により、一概に損失が発生するものではありません。また、モノライン保険会社も一部を除けば高格付けを維持していることから、影響は限定的であると考えております。

（※）サブプライムローン関連のものは含まれておりません。

なお、上記以外に、モノライン保険会社をグループの一部に持つ保険会社への融資枠が約 250 億円ありますが、本件も含め影響は限定的であると考えております。

2. 連結財政状態に関する定性的情報

当第3四半期末における連結ベースの総資産額は、前年度末比8兆5,144億円増加し109兆3,727億円となりました。また、純資産は、四半期純利益の計上等により株主資本が前年度末比2,093億円増加の2兆9,510億円となる一方、その他有価証券評価差額金が前年度末比2,940億円減少の9,681億円となったことを主因として、前年度末比922億円増加の5兆4,235億円となりました。

主要な勘定残高としましては、預金が前年度末比1兆4,142億円増加し73兆5,705億円となり、貸出金は同3兆9,610億円増加し62兆6,503億円となりました。このうち、三井住友銀行単体の貸出金は、海外で高格付け企業への貸出やプロジェクトファイナンス等を積極的に行ったことを主因として、前年度末比3兆6,234億円増加し57兆3,798億円となっております。

また、連結ベースの金融再生法に基づく開示債権の残高は、前年度末比650億円増加の1兆1,496億円となりました。不良債権比率は1.6%と前年度末の水準を維持しております。

3. 連結業績予想に関する定性的情報

当第3四半期の四半期純利益は、昨年11月公表の通期業績予想対比約60%の進捗となっておりますが、過去の貸倒実績率等に基づき計上している引当金について、11月予想通り第4四半期に貸倒実績の減少に伴う1,000億円程度の取崩しが見込まれること等から、平成20年3月期の通期業績予想についての変更はございません。

4. その他

最近連結会計年度からの会計処理の方法の変更

(1)減価償却の方法

平成19年度税制改正に伴い、平成19年4月1日以後に取得した有形固定資産については、改正後の法人税法に基づく償却方法により減価償却費を計上しております。これによる四半期連結貸借対照表等に与える影響は軽微であります。

(2)預金払戻引当金の計上基準

負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」(日本公認会計士協会 監査・保証実務委員会報告第42号)が平成19年4月13日付けで公表されたことを踏まえ、当中間期より過去の払戻実績に基づく将来の払戻損失見込額を引当てる方法に変更しております。

この結果、従来の方法によった場合に比べ、経常利益及び税金等調整前四半期純利益は7,683百万円それぞれ減少しております。

5．四半期連結財務諸表

(1)四半期連結貸借対照表

（金額単位　百万円）

科目 ＼ 期別	当四半期（平成20年3月期第3四半期末）(A)	前連結会計年度（平成19年3月期末）（要約）(B)	増減 (A)－(B)	（参考）前年同四半期（平成19年3月期第3四半期末）
（資産の部）				
現金預け金	6,285,339	4,036,856	2,248,483	3,672,665
コールローン及び買入手形	630,771	1,107,078	△ 476,307	739,534
買現先勘定	378,170	76,551	301,619	103,533
債券貸借取引支払保証金	734,007	2,276,894	△ 1,542,887	2,098,117
買入金銭債権	1,217,758	963,916	253,842	994,360
特定取引資産	4,120,288	3,277,885	842,403	3,744,496
金銭の信託	2,879	2,924	△ 45	2,858
有価証券	20,217,374	20,537,500	△ 320,126	22,356,695
貸出金	62,650,285	58,689,322	3,960,963	60,009,269
外国為替	1,164,201	881,436	282,765	1,046,526
その他資産	4,341,078	3,349,949	991,129	3,546,846
有形固定資産	820,601	817,567	3,034	706,821
無形固定資産	322,970	234,896	88,074	222,696
リース資産	1,427,180	1,001,346	425,834	986,869
繰延税金資産	881,424	887,224	△ 5,800	913,095
支払承諾見返	5,154,544	3,606,050	1,548,494	3,852,110
貸倒引当金	△ 976,148	△ 889,093	△ 87,055	△ 970,658
資産の部合計	109,372,727	100,858,309	8,514,418	104,025,839
（負債の部）				
預金	73,570,471	72,156,224	1,414,247	72,460,481
譲渡性預金	2,958,406	2,589,217	369,189	2,795,868
コールマネー及び売渡手形	3,211,555	2,286,698	924,857	2,795,793
売現先勘定	730,666	140,654	590,012	572,837
債券貸借取引受入担保金	2,398,847	1,516,342	882,505	2,402,191
特定取引負債	2,138,192	1,942,973	195,219	2,082,157
借用金	4,946,726	3,214,137	1,732,589	4,161,101
外国為替	522,380	323,890	198,490	364,136
短期社債	752,120	439,600	312,520	468,500
社債	4,061,124	4,093,525	△ 32,401	4,068,078
信託勘定借	73,615	65,062	8,553	102,303
その他負債	3,266,667	2,981,714	284,953	2,838,697
賞与引当金	8,782	27,513	△ 18,731	7,906
退職給付引当金	38,664	34,424	4,240	34,143
役員退職慰労引当金	7,643	7,371	272	－
預金払戻引当金	7,683	－	7,683	－
特別法上の引当金	1,137	1,137	△ 0	1,136
繰延税金負債	50,649	50,953	△ 304	50,786
再評価に係る繰延税金負債	49,337	49,536	△ 199	49,572
支払承諾	5,154,544	3,606,050	1,548,494	3,852,110
負債の部合計	103,949,215	95,527,029	8,422,186	99,107,804
（純資産の部）				
資本金	1,420,877	1,420,877	－	1,420,877
資本剰余金	57,853	57,773	80	55,885
利益剰余金	1,596,207	1,386,436	209,771	1,341,298
自己株式	△ 123,959	△ 123,454	△ 505	△ 125,625
株主資本合計	2,950,978	2,741,632	209,346	2,692,436
その他有価証券評価差額金	968,128	1,262,135	△ 294,007	923,662
繰延ヘッジ損益	△ 86,731	△ 87,729	998	△ 97,884
土地再評価差額金	37,312	37,605	△ 293	37,450
為替換算調整勘定	△ 31,549	△ 30,656	△ 893	△ 37,503
評価・換算差額等合計	887,160	1,181,353	△ 294,193	825,725
新株予約権	35	14	21	9
少数株主持分	1,585,336	1,408,279	177,057	1,399,863
純資産の部合計	5,423,511	5,331,279	92,232	4,918,034
負債及び純資産の部合計	109,372,727	100,858,309	8,514,418	104,025,839

(注) 1. 記載金額は百万円未満を切り捨てて表示しております。
2. 増減は当四半期と前連結会計年度との比較で表示しております。
3. 平成19年7月30日に公表いたしました「リース事業及びオートリース事業の戦略的共同事業化に関する最終合意と両事業にかかる合併契約ついて」における旧三井住友銀リース株式会社と旧住商リース株式会社の合併（平成19年10月1日）により発生したのれんは88,090百万円であります。20年間の均等償却による償却後の当四半期末残高86,989百万円が、無形固定資産に含まれております。

(2) 四半期連結損益計算書

（金額単位　百万円）

科目 ＼ 期別	当四半期 (平成20年3月期 第３四半期) （A）	前年同四半期 (平成19年3月期 第３四半期) （B）	増減 （A）－（B）	（参考） 前連結会計年度 (平成19年3月期) (要約)
経常収益	3,242,196	2,803,491	438,705	3,901,259
資金運用収益	1,636,925	1,419,922	217,003	1,979,069
（うち貸出金利息）	(1,189,110)	(1,022,911)	(166,199)	(1,375,851)
（うち有価証券利息配当金）	(240,175)	(238,246)	(1,929)	(369,770)
信託報酬	3,078	2,182	896	3,508
役務取引等収益	526,501	511,150	15,351	705,998
特定取引収益	190,008	69,171	120,837	127,561
その他業務収益	827,489	756,650	70,839	1,003,632
その他経常収益	58,192	44,414	13,778	81,489
経常費用	2,716,580	2,199,404	517,176	3,102,649
資金調達費用	744,774	586,354	158,420	810,476
（うち預金利息）	(409,708)	(326,679)	(83,029)	(457,078)
役務取引等費用	79,697	77,134	2,563	96,812
特定取引費用	－	2,160	△ 2,160	1,936
その他業務費用	816,535	726,195	90,340	1,004,370
営業経費	732,838	647,369	85,469	888,561
その他経常費用	342,734	160,189	182,545	300,491
経常利益	525,615	604,087	△ 78,472	798,610
特別利益	104,884	49,296	55,588	46,527
特別損失	5,247	5,903	△ 656	38,347
税金等調整前四半期(当期)純利益	625,252	647,481	△ 22,229	806,790
法人税、住民税及び事業税	75,868	64,468	11,400	87,818
法人税等調整額	169,414	141,629	27,785	218,770
少数株主利益	60,485	45,328	15,157	58,850
四半期（当期）純利益	319,485	396,054	△ 76,569	441,351

（注）記載金額は百万円未満を切り捨てて表示しております。

(3)四半期連結株主資本等変動計算書

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成19年3月31日残高(百万円)	1,420,877	57,773	1,386,436	△ 123,454	2,741,632
四半期連結会計期間中の変動額					
剰余金の配当			△ 110,215		△ 110,215
四半期純利益			319,485		319,485
自己株式の取得				△ 796	△ 796
自己株式の処分		80		291	372
連結子会社の増加に伴う増加			258		258
連結子会社の減少に伴う増加			4		4
連結子会社の増加に伴う減少			△ 38		△ 38
連結子会社の減少に伴う減少			△ 3		△ 3
土地再評価差額金取崩			279		279
株主資本以外の項目の四半期連結会計期間中の変動額(純額)					
四半期連結会計期間中の変動額合計(百万円)	—	80	209,770	△ 504	209,346
平成19年12月31日残高(百万円)	1,420,877	57,853	1,596,207	△ 123,959	2,950,978

	評価・換算差額等					新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成19年3月31日残高(百万円)	1,262,135	△ 87,729	37,605	△ 30,656	1,181,353	14	1,408,279	5,331,279
四半期連結会計期間中の変動額								
剰余金の配当								△ 110,215
四半期純利益								319,485
自己株式の取得								△ 796
自己株式の処分								372
連結子会社の増加に伴う増加								258
連結子会社の減少に伴う増加								4
連結子会社の増加に伴う減少								△ 38
連結子会社の減少に伴う減少								△ 3
土地再評価差額金取崩								279
株主資本以外の項目の四半期連結会計期間中の変動額(純額)	△ 294,006	998	△ 292	△ 892	△ 294,192	21	177,057	△ 117,114
四半期連結会計期間中の変動額合計(百万円)	△ 294,006	998	△ 292	△ 892	△ 294,192	21	177,057	92,231
平成19年12月31日残高(百万円)	968,128	△ 86,731	37,312	△ 31,549	887,160	35	1,585,336	5,423,511

(注) 記載金額は百万円未満を切り捨てて表示しております。

(4)四半期セグメント情報

(事業の種類別セグメント)

(金額単位　百万円)

	科目＼期別	当四半期 (平成20年3月期 第３四半期) (Ａ)	前年同四半期 (平成19年3月期 第３四半期) (Ｂ)	増　減 (Ａ)－(Ｂ)	(参考) 前連結会計年度 (平成19年3月期)
経常利益	銀行業	389,180	515,858	△ 126,678	748,907
	リース業	31,971	30,533	1,438	44,847
	その他事業	129,952	80,702	49,250	39,640
	計	551,105	627,094	△ 75,989	833,394
	消去又は全社	(25,489)	(23,006)	(2,483)	(34,784)
	連結	525,615	604,087	△ 78,472	798,610

(注) 1. 記載金額は百万円未満を切り捨てて表示しております。
2. 各事業区分の主な内容
(1)銀行業‥‥‥‥‥銀行業
(2)リース業‥‥‥‥リース業
(3)その他事業‥‥‥証券、ｸﾚｼﾞｯﾄｶｰﾄﾞ、投融資、融資、ﾍﾞﾝﾁｬｰｷｬﾋﾟﾀﾙ、ｼｽﾃﾑ開発・情報処理業

平成20年3月期「第3四半期財務・業績の概況」補足資料

【目　　次】

ページ

(注)1.【連結】は、三井住友フィナンシャルグループの連結の計数を表示しております。
　　2.【単体】は、三井住友銀行単体の計数を表示しております。
　　3. 自己資本比率(平成19年12月末実績)につきましては算出次第公表いたします。

1. 損益状況 【連結】

（金額単位 百万円）

		19年度第3四半期	18年度第3四半期比	18年度第3四半期	18年度（参考）
連結粗利益	1	1,542,995	175,763	1,367,232	1,906,173
資金利益	2	892,150	58,582	833,568	1,168,592
信託報酬	3	3,078	896	2,182	3,508
役務取引等利益	4	446,804	12,789	434,015	609,185
特定取引利益	5	190,008	122,998	67,010	125,625
その他業務利益	6	10,954	△ 19,500	30,454	△ 738
営業経費	7	△ 732,838	△ 85,469	△ 647,369	△ 888,561
不良債権処理額	8	△ 238,607	△ 144,794	△ 93,813	△ 146,186
貸出金償却	9	△ 101,920	△ 21,782	△ 80,138	△ 81,415
個別貸倒引当金繰入額	10	△ 120,400	△ 120,400	―	△ 77,446
一般貸倒引当金繰入額	11	△ 4,128	△ 4,128	―	53,370
その他	12	△ 12,157	1,517	△ 13,674	△ 40,695
株式等損益	13	△ 53,785	△ 76,923	23,138	44,730
持分法による投資損益	14	26,402	55,927	△ 29,525	△ 104,170
その他	15	△ 18,551	△ 2,977	△ 15,574	△ 13,374
経常利益	16	525,615	△ 78,472	604,087	798,610
特別損益	17	99,637	56,244	43,393	8,180
うち減損損失	18	△ 3,270	△ 1,098	△ 2,172	△ 30,548
うち貸倒引当金戻入益	19	―	△ 4,328	4,328	―
うち償却債権取立益	20	565	△ 228	793	1,236
うち退職給付信託返還益	21	―	△ 36,330	36,330	36,330
うち持分変動利益	22	103,133	103,133	―	―
税金等調整前四半期（当期）純利益	23	625,252	△ 22,229	647,481	806,790
法人税、住民税及び事業税	24	△ 75,868	△ 11,400	△ 64,468	△ 87,818
法人税等調整額	25	△ 169,414	△ 27,785	△ 141,629	△ 218,770
少数株主利益	26	△ 60,485	△ 15,157	△ 45,328	△ 58,850
四半期（当期）純利益	27	319,485	△ 76,569	396,054	441,351

（注）1. 記載金額は百万円未満を切り捨てて表示しております。また、金額が損失又は減益には△を付しております。
2. 連結粗利益＝（資金運用収益－資金調達費用）＋信託報酬＋（役務取引等収益－役務取引等費用）
＋（特定取引収益－特定取引費用）＋（その他業務収益－その他業務費用）

		19年度第3四半期	18年度第3四半期比	18年度第3四半期	18年度（参考）
与信関係費用（8+19+20）	28	△ 238,042	△ 149,350	△ 88,692	△ 144,950

〔ご参考〕

（金額単位 億円）

		19年度第3四半期	18年度第3四半期比	18年度第3四半期	18年度（参考）
連結業務純益	29	7,376	583	6,793	9,242

（注）連結業務純益＝三井住友銀行業務純益（一般貸倒引当金繰入前）＋他の連結会社の経常利益（臨時要因調整後）
＋持分法適用会社経常利益×持分割合－内部取引（配当等）

（連結対象会社数）

（単位 社）

		19年12月末	19年3月末比	19年3月末	19年9月末（参考）
連結子会社数	30	264	83	181	185
持分法適用会社数	31	74	12	62	66

2. 損益状況【三井住友銀行単体】

（金額単位 百万円）

		19年度第3四半期	18年度第3四半期比	18年度第3四半期	18年度（参考）
業務粗利益	1	1,064,358	115,801	948,557	1,344,490
（除く国債等債券損益）	2	(1,087,190)	(78,238)	(1,008,952)	(1,456,903)
資金利益	3	707,226	46,773	660,453	937,452
信託報酬	4	3,049	880	2,169	3,482
役務取引等利益	5	236,414	△ 8,117	244,531	353,416
特定取引利益	6	167,205	118,031	49,174	101,620
その他業務利益	7	△ 49,537	△ 41,767	△ 7,770	△ 51,482
（うち国債等債券損益）	8	(△ 22,832)	(37,562)	(△ 60,394)	(△ 112,413)
経費（除く臨時処理分）	9	△ 497,863	△ 48,696	△ 449,167	△ 603,888
人件費	10	△ 162,290	△ 16,978	△ 145,312	△ 190,630
物件費	11	△ 305,920	△ 27,257	△ 278,663	△ 378,240
税金	12	△ 29,652	△ 4,461	△ 25,191	△ 35,017
業務純益（一般貸倒引当金繰入前）	13	566,494	67,104	499,390	740,601
（除く国債等債券損益）	14	(589,326)	(29,541)	(559,785)	(853,015)
一般貸倒引当金繰入額	15	△ 6,530	△ 6,530	−	41,728
業務純益	16	559,964	60,574	499,390	782,330
臨時損益	17	△ 304,334	△ 245,885	△ 58,449	△ 209,017
不良債権処理額	18	△ 180,740	△ 109,509	△ 71,231	△ 131,676
株式等損益	19	△ 112,897	△ 131,626	18,729	11,098
株式等売却益	20	15,511	△ 17,451	32,962	50,204
株式等売却損	21	△ 630	△ 299	△ 331	△ 546
株式等償却	22	△ 127,778	△ 113,877	△ 13,901	△ 38,559
その他臨時損益	23	△ 10,696	△ 4,749	△ 5,947	△ 88,439
経常利益	24	255,630	△ 185,311	440,941	573,313
特別損益	25	△ 2,862	△ 37,713	34,851	13,615
うち固定資産処分損益	26	283	△ 860	1,143	△ 1,680
うち減損損失	27	△ 3,157	△ 1,677	△ 1,480	△ 3,680
うち貸倒引当金戻入益	28	−	△ 16,885	16,885	−
うち償却債権取立益	29	12	△ 215	227	455
うち退職給付信託返還益	30	−	△ 36,330	36,330	36,330
うち子会社整理損	31	−	18,254	△ 18,254	△ 17,809
税引前四半期（当期）純利益	32	252,768	△ 223,024	475,792	586,928
法人税、住民税及び事業税	33	△ 13,984	△ 1,240	△ 12,744	△ 16,507
法人税等調整額	34	△ 151,316	8,278	△ 159,594	△ 254,680
四半期（当期）純利益	35	87,466	△ 215,988	303,454	315,740
与信関係費用（15＋18＋28＋29）	36	△ 187,258	△ 133,140	△ 54,118	△ 89,491
一般貸倒引当金繰入額	37	△ 6,530	△ 28,449	21,919	41,728
貸出金償却	38	△ 92,683	△ 34,155	△ 58,528	△ 50,468
個別貸倒引当金繰入額	39	△ 77,349	△ 72,230	△ 5,119	△ 44,358
貸出債権売却損等	40	△ 12,648	54	△ 12,702	△ 37,262
特定海外債権引当勘定繰入額	41	1,941	1,857	84	412
償却債権取立益	42	12	△ 215	227	455

（注）記載金額は百万円未満を切り捨てて表示しております。また、金額が損失又は減益には△を付しております。

3. 国内預貸金利鞘【三井住友銀行単体】

(単位 %)

	19年度 第3四半期	4月－6月	7月－9月	10月－12月	18年度 (参考)
貸出金利回(A)	2.02	1.96	2.03	2.06	1.73
預金等利回(B)	0.23	0.22	0.23	0.23	0.10
預貸金利鞘(A)－(B)	1.79	1.74	1.80	1.83	1.63

4. 金融再生法開示債権

【連結】 (金額単位 億円)

		19年12月末	19年3月末比	19年3月末	19年9月末 (参考)
破産更生債権及びこれらに準ずる債権	1	1,891	△ 47	1,938	1,846
危険債権	2	5,048	1,200	3,848	4,373
要管理債権	3	4,557	△ 503	5,060	4,804
合計(A)	4	11,496	650	10,846	11,023
正常債権	5	704,231	56,075	648,156	675,021
総計(B)	6	715,727	56,725	659,002	686,044
不良債権比率(A/B)	7	1.6%	0.0%	1.6%	1.6%
直接減額実施額		5,544	643	4,901	5,174

【三井住友銀行単体】 (金額単位 億円)

		19年12月末	19年3月末比	19年3月末	19年9月末 (参考)
破産更生債権及びこれらに準ずる債権	8	1,158	69	1,089	1,093
危険債権	9	3,922	921	3,001	3,404
要管理債権	10	2,976	△ 321	3,297	3,239
合計(A)	11	8,056	669	7,387	7,736
正常債権	12	648,905	43,483	605,422	619,646
総計(B)	13	656,961	44,152	612,809	627,382
不良債権比率(A/B)	14	1.2%	0.0%	1.2%	1.2%
直接減額実施額		3,520	537	2,983	3,195

5. 有価証券の評価損益

【連結】 (金額単位 億円)

		19年12月末					19年3月末			
		連結貸借対照表価額	評価損益	19年3月末比	評価益	評価損	連結貸借対照表価額	評価損益	評価益	評価損
満期保有目的	1	11,098	26	157	61	△ 35	11,179	△ 131	2	△ 133
その他有価証券	2	190,460	13,877	△4,375	16,002	△2,125	193,354	18,252	20,321	△2,069
株式	3	39,086	15,451	△4,275	15,691	△ 240	43,285	19,726	19,873	△ 147
債券	4	109,056	△1,218	355	39	△1,257	111,707	△1,573	18	△1,591
その他	5	42,318	△ 356	△ 455	272	△ 628	38,362	99	430	△ 331
その他の金銭の信託	6	29	1	△ 2	1	－	29	3	3	－
合計	7	201,587	13,904	△4,220	16,064	△2,160	204,562	18,124	20,326	△2,202
株式	8	39,086	15,451	△4,275	15,691	△ 240	43,285	19,726	19,873	△ 147
債券	9	120,051	△1,191	515	100	△1,291	122,777	△1,706	18	△1,724
その他	10	42,450	△ 356	△ 460	273	△ 629	38,500	104	435	△ 331

(注)1.「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めております。
2. 評価損益は、株式については主に期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいて計上しております。
3. その他有価証券及びその他の金銭の信託については、時価評価しておりますので、評価損益は連結貸借対照表価額と取得原価(又は償却原価)との差額を計上しております。

【三井住友銀行単体】 (金額単位 億円)

		19年12月末					19年3月末			
		貸借対照表価額	評価損益	19年3月末比	評価益	評価損	貸借対照表価額	評価損益	評価益	評価損
満期保有目的	11	10,938	27	158	61	△ 34	11,121	△ 131	2	△ 133
子会社・関連会社株式	12	13,564	273	193	343	△ 70	14,936	80	855	△ 775
その他有価証券	13	173,591	13,928	△4,401	15,909	△1,981	177,956	18,329	20,287	△1,958
株式	14	38,273	15,458	△4,329	15,645	△ 187	42,621	19,787	19,904	△ 117
債券	15	98,531	△1,194	320	16	△1,210	101,732	△1,514	8	△1,522
その他	16	36,787	△ 336	△ 392	248	△ 584	33,603	56	375	△ 319
その他の金銭の信託	17	29	1	△ 2	1	－	29	3	3	－
合計	18	198,122	14,229	△4,052	16,314	△2,085	204,042	18,281	21,147	△2,866
株式	19	42,811	15,731	△4,136	15,988	△ 257	48,302	19,867	20,759	△ 892
債券	20	109,452	△1,167	480	77	△1,244	112,800	△1,647	8	△1,655
その他	21	45,859	△ 335	△ 396	249	△ 584	42,940	61	380	△ 319

(注)1.「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権及び商品投資受益権等も含めております。
2. 評価損益は、子会社・関連会社株式に該当しない株式については期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいて計上しております。
3. その他有価証券及びその他の金銭の信託については、時価評価しておりますので、評価損益は貸借対照表価額と取得原価(又は償却原価)との差額を計上しております。

6. デリバティブ取引の概要(繰延ヘッジ会計適用分)【三井住友銀行単体】

(金額単位 億円)

	19年12月末				(参考)19年3月末			
	資産	負債	ネット資産	ネット繰延利益	資産	負債	ネット資産	ネット繰延利益
金利スワップ	295	1,092	△797	△1,430	496	781	△ 285	△1,431
通貨スワップ	52	266	△214	10	71	64	7	6
その他	15	5	10	109	4	5	△ 1	△ 20
合計	362	1,363	△1,001	△1,311	571	850	△ 279	△1,445

(注)1. デリバティブ取引については、時価をもって貸借対照表価額としております。
2. ヘッジ会計の方法として、金融商品会計実務指針に基づく繰延ヘッジ又は時価ヘッジのほか、日本公認会計士協会業種別監査委員会報告第24号及び第25号に基づく銀行業固有の繰延ヘッジを適用しております。
3. ネット繰延利益については、税効果会計適用前の金額を記載しております。

〔補足〕金利スワップ(繰延ヘッジ会計適用分)の残存期間別想定元本は以下のとおりであります。

(金額単位 億円)

	19年12月末				(参考)19年3月末			
	1年以内	1年超5年以内	5年超	合計	1年以内	1年超5年以内	5年超	合計
受取固定・支払変動	64,006	94,407	36,971	195,384	71,187	118,684	44,298	234,169
受取変動・支払固定	10,339	53,409	46,481	110,229	11,032	51,916	52,186	115,134
受取変動・支払変動	—	308	200	508	2,000	305	203	2,508
金利ｽﾜｯﾌﾟ想定元本合計	74,345	148,124	83,652	306,121	84,219	170,905	96,687	351,811

7. 預金、貸出金の残高【三井住友銀行単体】

(金額単位 億円)

	19年12月末	19年3月末比	19年3月末	19年9月末(参考)
国内預金	624,425	△ 2,383	626,808	621,200
うち個人預金	344,598	8,361	336,237	335,821

(注)本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

貸出金	573,798	36,234	537,564	550,257

8. ROE【連結】

(単位 %)

	19年度第3四半期	18年度比	18年度	19年度中間期(参考)
当期純利益ベース(希薄化後)	10.9	0.4	10.5	8.8

(注)ROE(希薄化後) = 四半期(当期)純利益×365日÷275(365)日 / [(期首純資産の部合計－期首新株予約権－期首少数株主持分)＋(期末純資産の部合計－期末新株予約権－期末少数株主持分)]÷2 × 100

No. 振込 － 709

振込

支払証明書

処理済	
年月日	
科目	1400 諸会費
付帯書類	計　　枚裏面貼付
検証印	担当者

金額	¥26,197.-

予算区分	経常	(金額) ¥26,197.-	経常外	(金額)

部店	(部店番号) 8002	(部店名) 経営企画部（東京）
事態	来客用コーヒー代（1月分）	
支払先	エームサービス㈱	

費目コード

認可番号	コード	金額	消費税	認可番号	コード	金額	消費税
管理（東） 00000	1408	¥26,197.-	5				

振込の場合

当行	(店番号) 34	(支店名) 日本橋東支店
他行	(銀行ｺｰﾄﾞ)	(銀行名) (支店名)
口座種別・番号	当座	No. 5380469
口座名	ｴｰﾑｻｰﾋﾞｽ(ｶ	

上記金額支払いました

（作成日　平成20年02月05日）　　株式会社　三井住友銀行

記帳部店：8002 経企（東）　　記帳者：髙村　和美

5. 有価証券の評価損益

【連結】

（金額単位　億円）

		19年12月末					19年3月末			
		連結貸借対照表価額	評価損益	19年3月末比	評価益	評価損	連結貸借対照表価額	評価損益	評価益	評価損
満期保有目的	1	11,098	26	157	61	△　35	11,179	△　131	2	△　133
その他有価証券	2	190,460	13,877	△4,375	16,002	△2,125	193,354	18,252	20,321	△2,069
株式	3	39,086	15,451	△4,275	15,691	△　240	43,285	19,726	19,873	△　147
債券	4	109,056	△1,218	355	39	△1,257	111,707	△1,573	18	△1,591
その他	5	42,318	△　356	△　455	272	△　628	38,362	99	430	△　331
その他の金銭の信託	6	29	1	△　2	1	－	29	3	3	－
合　計	7	201,587	13,904	△4,220	16,064	△2,160	204,562	18,124	20,326	△2,202
株式	8	39,086	15,451	△4,275	15,691	△　240	43,285	19,726	19,873	△　147
債券	9	120,051	△1,191	515	100	△1,291	122,777	△1,706	18	△1,724
その他	10	42,450	△　356	△　460	273	△　629	38,500	104	435	△　331

(注)1.「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めております。
　2. 評価損益は、株式については主に期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいて計上しております。
　3. その他有価証券及びその他の金銭の信託については、時価評価しておりますので、評価損益は連結貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。

【三井住友銀行単体】

（金額単位　億円）

		19年12月末					19年3月末			
		貸借対照表価額	評価損益	19年3月末比	評価益	評価損	貸借対照表価額	評価損益	評価益	評価損
満期保有目的	11	10,938	27	158	61	△　34	11,121	△　131	2	△　133
子会社・関連会社株式	12	13,564	273	193	343	△　70	14,936	80	855	△　775
その他有価証券	13	173,591	13,928	△4,401	15,909	△1,981	177,956	18,329	20,287	△1,958
株式	14	38,273	15,458	△4,329	15,645	△　187	42,621	19,787	19,904	△　117
債券	15	98,531	△1,194	320	16	△1,210	101,732	△1,514	8	△1,522
その他	16	36,787	△　336	△　392	248	△　584	33,603	56	375	△　319
その他の金銭の信託	17	29	1	△　2	1	－	29	3	3	－
合　計	18	198,122	14,229	△4,052	16,314	△2,085	204,042	18,281	21,147	△2,866
株式	19	42,811	15,731	△4,136	15,988	△　257	48,302	19,867	20,759	△　892
債券	20	109,452	△1,167	480	77	△1,244	112,800	△1,647	8	△1,655
その他	21	45,859	△　335	△　396	249	△　584	42,940	61	380	△　319

(注)1.「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権及び商品投資受益権等も含めております。
　2. 評価損益は、子会社・関連会社株式に該当しない株式については期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいて計上しております。
　3. その他有価証券及びその他の金銭の信託については、時価評価しておりますので、評価損益は貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。

6. デリバティブ取引の概要(繰延ヘッジ会計適用分) 【三井住友銀行単体】

(金額単位 億円)

	19年12月末				(参考)19年3月末			
	資産	負債	ネット資産	ネット繰延利益	資産	負債	ネット資産	ネット繰延利益
金利スワップ	295	1,092	△797	△1,430	496	781	△ 285	△1,431
通貨スワップ	52	266	△214	10	71	64	7	6
その他	15	5	10	109	4	5	△ 1	△ 20
合 計	362	1,363	△1,001	△1,311	571	850	△ 279	△1,445

(注)1. デリバティブ取引については、時価をもって貸借対照表価額としております。
2. ヘッジ会計の方法として、金融商品会計実務指針に基づく繰延ヘッジ又は時価ヘッジのほか、日本公認会計士協会業種別監査委員会報告第24号及び第25号に基づく銀行業固有の繰延ヘッジを適用しております。
3. ネット繰延利益については、税効果会計適用前の金額を記載しております。

〔補足〕金利スワップ(繰延ヘッジ会計適用分)の残存期間別想定元本は以下のとおりであります。

(金額単位 億円)

	19年12月末				(参考)19年3月末			
	1年以内	1年超5年以内	5年超	合 計	1年以内	1年超5年以内	5年超	合 計
受取固定・支払変動	64,006	94,407	36,971	195,384	71,187	118,684	44,298	234,169
受取変動・支払固定	10,339	53,409	46,481	110,229	11,032	51,916	52,186	115,134
受取変動・支払変動	―	308	200	508	2,000	305	203	2,508
金利ｽﾜｯﾌﾟ想定元本合計	74,345	148,124	83,652	306,121	84,219	170,905	96,687	351,811

7. 預金、貸出金の残高 【三井住友銀行単体】

(金額単位 億円)

	19年12月末	19年3月末比	19年3月末	19年9月末(参考)
国内預金	624,425	△ 2,383	626,808	621,200
うち個人預金	344,598	8,361	336,237	335,821

(注)本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

貸出金	573,798	36,234	537,564	550,257

8. ROE 【連結】

(単位 %)

	19年度第3四半期	18年度比	18年度	19年度中間期(参考)
当期純利益ベース(希薄化後)	10.9	0.4	10.5	8.8

(注)ROE(希薄化後) ＝ $\dfrac{\text{四半期（当期）純利益} \times 365\text{日} \div 275(365)\text{日}}{\{(\text{期首純資産の部合計}-\text{期首新株予約権}-\text{期首少数株主持分})+(\text{期末純資産の部合計}-\text{期末新株予約権}-\text{期末少数株主持分})\} \div 2}$ × 100



January 29, 2008

SMFG


FASF
MEMBERSHIP

Sumitomo Mitsui Financial Group, Inc. (SMFG)

Consolidated Financial Results for the Third Quarter ended December 31, 2007 (Unaudited)

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan
Stock Exchange Listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange (code: 8316)
URL: http://www.smfg.co.jp
President: Teisuke Kitayama

1. Financial Results (for the nine months ended December 31, 2007)

Amounts less than one million yen have been omitted.

(1) Operating Results

(Millions of yen, except per share data and percentages)

	Ordinary Income		Ordinary Profit		Net Income	
Nine Months ended December 31, 2007	¥ 3,242,196	15.6%	¥ 525,615	(13.0)%	¥ 319,485	(19.3)%
Nine Months ended December 31, 2006	2,803,491	3.1	604,087	(23.4)	396,054	(33.9)
(Ref.) Fiscal Year ended March 31, 2007	3,901,259	–	798,610	–	441,351	–

	Net Income per Share	Net Income per Share (Diluted)
Nine Months ended December 31, 2007	¥ 41,376.56	¥ 39,366.90
Nine Months ended December 31, 2006	52,941.38	46,127.37
(Ref.) Fiscal Year ended March 31, 2007	57,085.83	51,494.17

Notes:

1. Equity in earnings (losses) of affiliates
   for the nine months ended December 31, 2007: ¥ 26,402 million
   for the nine months ended December 31, 2006: ¥ (29,525) million (Ref.) for the fiscal year ended March 31, 2007: ¥ (104,170) million
2. Average number of common stocks outstanding (consolidated)
   for the nine months ended December 31, 2007: 7,564,811 shares
   for the nine months ended December 31, 2006: 7,481,003 shares (Ref.) for the fiscal year ended March 31, 2007: 7,504,367 shares

(2) Financial Position

(Millions of yen, except per share data and percentages)

	Total Assets	Net Assets	Stockholders' Equity to Total Assets	Net Assets per Share
December 31, 2007	¥ 109,372,727	¥ 5,423,511	3.5%	¥ 459,743.81
December 31, 2006	104,025,839	4,918,034	3.4	417,697.64
(Ref.) March 31, 2007	100,858,309	5,331,279	3.9	469,228.59

Notes:

1. Stockholders' equity
   as of December 31, 2007: ¥3,838,139 million as of December 31, 2006: ¥3,518,161 million (Ref.) as of March 31, 2007: ¥3,922,986 million
2. Number of common stocks outstanding (consolidated)
   as of December 31, 2007: 7,564,727 shares as of December 31, 2006: 7,560,154 shares (Ref.) as of March 31, 2007: 7,565,022 shares

2. Dividends on Common Stock

Dividend information is not reported because SMFG did not pay quarterly dividend in the fiscal years 2006 and 2007.

3. Earnings Forecast (for the fiscal year ending March 31, 2008)

Earnings forecast shown below that was announced on November 19, 2007 remains unchanged.

(Millions of yen, except per share data and percentages)

	Ordinary Income		Ordinary Profit		Net Income		Net Income per Share
Fiscal Year ending March 31, 2008	¥ 4,300,000	10.2%	¥ 940,000	17.7%	¥ 570,000	29.1%	¥ 73,636.68

Notes:

1. Percentages shown in Ordinary Income, Ordinary Profit and Net Income are the increase (decrease) from the results of the previous fiscal year.
2. Net income per share is calculated using the number of common shares outstanding as of December 31, 2007.

4. Other Information

(1) There was no material change in consolidated subsidiaries in the nine months ended December 31, 2007.

(2) Simplified accounting method is not applied.

(3) There were changes in accounting methodology from the previous fiscal year. For more details, please refer to "4. Other" on page 6.

This document contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.
The following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this document: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

Sumitomo Mitsui Financial Group ("SMFG") reports the financial results as of and for the nine months ended December 31, 2007.

1. Operating Results

Consolidated gross profit increased ¥175.8 billion year on year to ¥1,543.0 billion, mainly because Sumitomo Mitsui Banking Corporation ("SMBC"), a major subsidiary of SMFG, reduced losses on bonds ¥37.6 billion, led by a reduction of bond exposure, aiming for reducing risks on the portfolio in the previous fiscal year, due to gains on sale of bonds in this fiscal year, and increased interest income ¥46.8 billion on better interest spreads.

General and administrative expenses increased ¥85.4 billion year on year to ¥732.8 billion as SMFG actively allocated resources to focal business areas to improve convenience for customers and enhance competitiveness.

Credit cost amounted to ¥238.0 billion, an increase of ¥149.3 billion compared with a year earlier due mainly to an unanticipated loss provision for loans to certain borrowers. In addition, net losses on stocks amounted to ¥53.8 billion, a deterioration of ¥76.9 billion from a year earlier, due to lower stock markets. Equity in earnings of affiliates was ¥26.4 billion, an improvement of ¥55.9 billion from a year earlier, resulting from an improvement in business performance of affiliated companies.

As a result of these factors, on a consolidated basis, SMFG recorded ordinary profit of ¥525.6 billion, a year-on-year decrease of ¥78.5 billion. Net income, including extraordinary gains on change in equity of ¥103.1 billion as a result of mergers of leasing subsidiaries, amounted to ¥319.5 billion, a year-on-year decrease of ¥76.6 billion.

<Consolidated>

(Billions of yen)

	Nine months ended December 31, 2007	Year-on-year change	Year ended March 31, 2007 (reference)
Gross profit	**¥ 1,543.0**	¥ 175.8	¥ 1,906.2
General and administrative expenses	**(732.8)**	(85.4)	(888.6)
Credit cost	**(238.0)**	(149.3)	(145.0)
Ordinary profit	**525.6**	(78.5)	798.6
Net income	**319.5**	(76.6)	441.4

<SMBC, Non-consolidated>

	Nine months ended December 31, 2007	Year-on-year change	Year ended March 31, 2007 (reference)
Gross banking profit	**¥ 1,064.4**	¥ 115.8	¥ 1,344.5
Expenses (excluding non-recurring losses)	**(497.9)**	(48.7)	(603.9)
Banking profit (*)	**566.5**	67.1	740.6
Gains (losses) on bonds	**(22.8)**	37.6	(112.4)
Credit cost	**(187.3)**	(133.2)	(89.5)
Ordinary profit	**255.6**	(185.3)	573.3
Net income	**87.5**	(216.0)	315.7

(*) Banking profit (before provision for general reserve for possible loan losses)

<Reference> Sub-prime and monoline related exposure

(Sub-prime related exposure)

SMBC had approximately ¥15 billion, net of provisions and write-offs, in exposures related to sub-prime mortgage loans in the United States as of December 31, 2007, which consisted of the following:

- securitized products such as RMBSs and ABSCDOs (book value: after write-offs approximately ¥10 billion)
- warehousing loans with sub-prime related assets as collateral (book value: after write-offs approximately ¥17 billion, and after provisions approximately ¥5 billion).

The details of the provisions and write-offs are as follows.

- Of approximately ¥85 billion in securitized products at December-end, SMBC wrote off and realized losses on securitized products of approximately ¥75 billion due to a decline in fair value, and the book value after the write-offs amounted to approximately ¥10 billion. SMBC had no unrealized losses as of December 31, 2007.

- Of approximately ¥25 billion in warehousing loans collateralized with sub-prime related assets at December-end, SMBC wrote off and made loss provisions for approximately ¥20 billion using the discounted cash flow method.

As a result of the above measures, at December-end, SMBC recorded impairment of approximately 90% of the sub-prime loan related exposures in terms of acquisition cost.

Sub-prime related losses mentioned above in the total amount of approximately ¥99 billion (provisions and write-offs totaling approximately ¥95 billion and losses on sale during the period of approximately ¥4 billion) were offset by an increase in profit of Treasury Unit such as gains on sales of bonds etc., utilizing interest rates declining trend in domestic and overseas markets led by sub-prime loan problems.

(Billions of yen)

	As of Dec. 31, 2007 (acquisition cost)	Provisions and write-offs in the		Balances after provisions and write-offs	
		three months ended Dec. 31, 2007	nine months ended Dec. 31, 2007	as of Dec. 31, 2007	Change from Sept. 30, 2007
Securitized products	¥ 85	¥ (58)	¥ (75)	¥ 10	¥ (60)
Warehousing loans etc.	25	(9)	(20)	5	(9)
Subtotal (a)	110	(67)	(95)	15	(69)
Loss on sale in the period (b)		0	(4)	(sales amount: ¥ 350)	
Impact on profit (a) + (b)		¥ (67)	¥ (99)		

* Approximate amounts. Includes foreign exchange translation adjustments.

Most of the assets held by ABCP programs which SMBC sponsors are receivables of corporate clients and do not include sub-prime loan related assets. Further, SMBC had no securities issued by Structured Investment Vehicles.

Subsidiaries other than SMBC had no sub-prime related exposures as of December 31, 2007.

(Monoline related exposure)

As of December 31, 2007, SMBC and other subsidiaries had the following transactions with monoline insurance companies and made loss provisions of approximately ¥10 billion for the ¥20 billion in exposures described in (b) due to downgrades of certain monoline insurance companies:

(a) exposures guaranteed or insured by monoline insurance companies: approximately ¥50 billion, and

(b) credit derivatives traded with monoline insurance companies: mark-to-market value of approximately ¥20 billion (notional amount of reference assets: approximately ¥900 billion).

Monoline insurance companies guarantee payment when underlying assets or reference assets become unpaid. Our profit or loss is basically affected by the credit conditions and prices of underlying and reference assets, and is also affected by the credit conditions of monoline insurance companies.

We believe that impact on transactions described above will be limited based on the following consideration: the underlying and reference assets of our transactions* are investment grade assets, and we do not always suffer losses due to rating downgrades of monoline insurance companies, while most monoline insurance companies, with some exceptions, have retained their high credit ratings.

* Sub-prime related assets are not included.

In addition, we had about ¥25 billion in commitment contracts to insurance companies with monoline insurance companies as group members. However, we believe the impact of such transactions will be limited also.

2. Financial Position

On a consolidated basis, SMFG's total assets as of December 31, 2007 increased ¥8,514.4 billion to ¥109,372.7 billion, compared with March 31, 2007. Total net assets amounted to ¥5,423.5 billion, an increase of ¥92.2 billion from March 31, 2007, mainly because stockholders' equity increased ¥209.3 billion to ¥2,951.0 billion as a result of recording of net income for the nine months, while net unrealized gains on other securities decreased ¥294.0 billion to ¥968.1 billion.

Deposits increased ¥1,414.2 billion to ¥73,570.5 billion. Loans and bills discounted also increased ¥3,961.0 billion to ¥62,650.3 billion. SMBC increased its loan balance on a non-consolidated basis to ¥57,379.8 billion, an increase of ¥3,623.4 billion from March 31, 2007, due mainly to increases in overseas lending to companies with high credit ratings and overseas project finance.

On a consolidated basis, problem assets (non-performing loans as defined under the Financial Reconstruction Law) increased ¥65.0 billion to ¥1,149.6 billion from March 31, 2007. Problem asset ratio was 1.6%, unchanged from the previous fiscal year-end.

3. Earnings Forecast for the Fiscal Year Ending March 31, 2008

Net income for the nine months was approximately 60% of the earnings forecast for the fiscal year ending March 31, 2008 announced on November 19, 2007. However, SMFG expects to record gains on reversal of reserve for possible loan losses of approximately ¥100 billion in the fourth quarter due to a decrease in our historical loan loss ratio, and does not change the earnings forecast.

4. Other

Changes in accounting policy from the previous fiscal year are as follows:

(1) Depreciation

In accordance with the revision of Corporation Tax Law, tangible fixed assets acquired on and after April 1, 2007 are depreciated under the depreciation method stipulated in the revised Corporation Tax Law. This accounting change had no material impact on the consolidated financial statements.

(2) Reserve for reimbursement of deposits

Formerly, deposits which were derecognized as liabilities were expensed when they were actually reimbursed. However, from the six months period ended September 30, 2007, reserve for reimbursement of deposits is provided for the possible losses on the future claims of withdrawal based on the historical reimbursement experience in accordance with the "Treatment for Auditing of Reserve under Special Taxation Measures Law, Reserve under Special Laws and Reserve for Retirement Benefits to Directors and Corporate Auditors" (JICPA Audit and Assurance Practice Committee Report No.42) of April 13, 2007.

As a result, Ordinary profit and Income before income taxes and minority interests decreased by ¥7,683 million each as compared with the former method.

5. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Millions of yen)

December 31, 2007 and 2006, and March 31, 2007	**December 31, 2007 (A)**	March 31, 2007 (B)	Change (A) - (B)	December 31, 2006 (Reference)
Assets:				
Cash and due from banks	6,285,339	4,036,856	2,248,483	3,672,665
Call loans and bills bought	630,771	1,107,078	(476,307)	739,534
Receivables under resale agreements	378,170	76,551	301,619	103,533
Receivables under securities borrowing transactions	734,007	2,276,894	(1,542,887)	2,098,117
Commercial paper and other debt purchased	1,217,758	963,916	253,842	994,360
Trading assets	4,120,288	3,277,885	842,403	3,744,496
Money held in trust	2,879	2,924	(45)	2,858
Securities	20,217,374	20,537,500	(320,126)	22,356,695
Loans and bills discounted	62,650,285	58,689,322	3,960,963	60,009,269
Foreign exchanges	1,164,201	881,436	282,765	1,046,526
Other assets	4,341,078	3,349,949	991,129	3,546,846
Tangible fixed assets	820,601	817,567	3,034	706,821
Intangible fixed assets	322,970	234,896	88,074	222,696
Lease assets	1,427,180	1,001,346	425,834	986,869
Deferred tax assets	881,424	887,224	(5,800)	913,095
Customers' liabilities for acceptances and guarantees	5,154,544	3,606,050	1,548,494	3,852,110
Reserve for possible loan losses	(976,148)	(889,093)	(87,055)	(970,658)
Total assets	109,372,727	100,858,309	8,514,418	104,025,839
Liabilities:				
Deposits	73,570,471	72,156,224	1,414,247	72,460,481
Negotiable certificates of deposit	2,958,406	2,589,217	369,189	2,795,868
Call money and bills sold	3,211,555	2,286,698	924,857	2,795,793
Payables under repurchase agreements	730,666	140,654	590,012	572,837
Payables under securities lending transactions	2,398,847	1,516,342	882,505	2,402,191
Trading liabilities	2,138,192	1,942,973	195,219	2,082,157
Borrowed money	4,946,726	3,214,137	1,732,589	4,161,101
Foreign exchanges	522,380	323,890	198,490	364,136
Short-term bonds	752,120	439,600	312,520	468,500
Bonds	4,061,124	4,093,525	(32,401)	4,068,078
Due to trust account	73,615	65,062	8,553	102,303
Other liabilities	3,266,667	2,981,714	284,953	2,838,697
Reserve for employee bonuses	8,782	27,513	(18,731)	7,906
Reserve for employee retirement benefits	38,664	34,424	4,240	34,143
Reserve for executive retirement benefits	7,643	7,371	272	–
Reserve for reimbursement of deposits	7,683	–	7,683	–
Reserve under special law	1,137	1,137	(0)	1,136
Deferred tax liabilities	50,649	50,953	(304)	50,786
Deferred tax liabilities for land revaluation	49,337	49,536	(199)	49,572
Acceptances and guarantees	5,154,544	3,606,050	1,548,494	3,852,110
Total liabilities	103,949,215	95,527,029	8,422,186	99,107,804
Net assets:				
Capital stock	1,420,877	1,420,877	–	1,420,877
Capital surplus	57,853	57,773	80	55,885
Retained earnings	1,596,207	1,386,436	209,771	1,341,298
Treasury stock	(123,959)	(123,454)	(505)	(125,625)
Total stockholders' equity	2,950,978	2,741,632	209,346	2,692,436
Net unrealized gains on other securities	968,128	1,262,135	(294,007)	923,662
Net deferred losses on hedges	(86,731)	(87,729)	998	(97,884)
Land revaluation excess	37,312	37,605	(293)	37,450
Foreign currency translation adjustments	(31,549)	(30,656)	(893)	(37,503)
Total valuation and translation adjustments	887,160	1,181,353	(294,193)	825,725
Stock acquisition rights	35	14	21	9
Minority interests	1,585,336	1,408,279	177,057	1,399,863
Total net assets	5,423,511	5,331,279	92,232	4,918,034
Total liabilities and net assets	109,372,727	100,858,309	8,514,418	104,025,839

(Notes) 1. Amounts less than one million yen have been omitted.

2. As announced on July 30, 2007, SMBC Leasing Company, Limited and Sumisho Lease Co., Ltd. merged on October 1, 2007, and goodwill of 88,090 million yen was recognized and will be amortized over 20 years. Intangible fixed assets as of December 31, 2007 included goodwill on the merger after amortization of 86,989 million yen.

(2) Consolidated Statements of Income

(Millions of yen)

Nine months ended December 31, 2007 and 2006, and Year ended March 31, 2007	Nine months ended December 31, 2007 (A)	Nine months ended December 31, 2006 (B)	Change (A) - (B)	[Condensed] Year ended March 31, 2007 (Reference)
Ordinary income	3,242,196	2,803,491	438,705	3,901,259
Interest income	1,636,925	1,419,922	217,003	1,979,069
Interest on loans and discounts	1,189,110	1,022,911	166,199	1,375,851
Interest and dividends on securities	240,175	238,246	1,929	369,770
Trust fees	3,078	2,182	896	3,508
Fees and commissions	526,501	511,150	15,351	705,998
Trading profits	190,008	69,171	120,837	127,561
Other operating income	827,489	756,650	70,839	1,003,632
Other income	58,192	44,414	13,778	81,489
Ordinary expenses	2,716,580	2,199,404	517,176	3,102,649
Interest expenses	744,774	586,354	158,420	810,476
Interest on deposits	409,708	326,679	83,029	457,078
Fees and commissions	79,697	77,134	2,563	96,812
Trading losses	—	2,160	(2,160)	1,936
Other operating expenses	816,535	726,195	90,340	1,004,370
General and administrative expenses	732,838	647,369	85,469	888,561
Other expenses	342,734	160,189	182,545	300,491
Ordinary profit	525,615	604,087	(78,472)	798,610
Extraordinary gains	104,884	49,296	55,588	46,527
Extraordinary losses	5,247	5,903	(656)	38,347
Income before income taxes and minority interests	625,252	647,481	(22,229)	806,790
Income taxes, current	75,868	64,468	11,400	87,818
Income taxes, deferred	169,414	141,629	27,785	218,770
Minority interests in net income	60,485	45,328	15,157	58,850
Net income	319,485	396,054	(76,569)	441,351

(Note) Amounts less than one million yen have been omitted.

(3) Consolidated Statement of Changes in Net Assets

Nine months ended December 31, 2007 (Millions of yen)

	Stockholders' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity
Balance at March 31, 2007	1,420,877	57,773	1,386,436	(123,454)	2,741,632
Changes in the nine months					
Cash dividends			(110,215)		(110,215)
Net income			319,485		319,485
Acquisition of own shares				(796)	(796)
Disposal of treasury shares		80		291	372
Increase due to increase in subsidiaries			258		258
Increase due to decrease in subsidiaries			4		4
Decrease due to increase in subsidiaries			(38)		(38)
Decrease due to decrease in subsidiaries			(3)		(3)
Transfer from land revaluation excess			279		279
Net changes in the items other than stockholders' equity in the nine months					
Net changes in the nine months	—	80	209,770	(504)	209,346
Balance at December 31, 2007	1,420,877	57,853	1,596,207	(123,959)	2,950,978

(Millions of yen)

	Valuation and translation adjustments							
	Net unrealized gains on other securities	Net deferred losses on hedges	Land revaluation excess	Foreign currency translation adjustments	Total valuation and translation adjustments	Stock acquisition rights	Minority interests	Total net assets
Balance at March 31, 2007	1,262,135	(87,729)	37,605	(30,656)	1,181,353	14	1,408,279	5,331,279
Changes in the nine months								
Cash dividends								(110,215)
Net income								319,485
Acquisition of own shares								(796)
Disposal of treasury shares								372
Increase due to increase in subsidiaries								258
Increase due to decrease in subsidiaries								4
Decrease due to increase in subsidiaries								(38)
Decrease due to decrease in subsidiaries								(3)
Transfer from land revaluation excess								279
Net changes in the items other than stockholders' equity in the nine months	(294,006)	998	(292)	(892)	(294,192)	21	177,057	(117,114)
Net changes in the nine months	(294,006)	998	(292)	(892)	(294,192)	21	177,057	92,231
Balance at December 31, 2007	968,128	(86,731)	37,312	(31,549)	887,160	35	1,585,336	5,423,511

(Note) Amounts less than one million yen have been omitted.

(4) Segment Information

Business segment information

(Millions of yen)

Nine months ended December 31, 2007 and 2006, and Year ended March 31, 2007	Nine months ended December 31, 2007 (A)	Nine months ended December 31, 2006 (B)	Change (A) - (B)	Year ended March 31, 2007 (Reference)
Ordinary profit				
Banking business	389,180	515,858	(126,678)	748,907
Leasing business	31,971	30,533	1,438	44,847
Other business	129,952	80,702	49,250	39,640
Subtotal	551,105	627,094	(75,989)	833,394
Elimination and unallocated corporate assets	(25,489)	(23,006)	(2,483)	(34,784)
Consolidated	525,615	604,087	(78,472)	798,610

(Notes)

1. Amounts less than one million yen have been omitted.
2. "Other business" includes securities, credit card, investment banking, loans, venture capital, system development and data processing business.

Third Quarter Financial Results for the Nine Months ended December 31, 2007 - Supplementary Information -

<Table of Contents>

<Consolidated> .... SMFG's consolidated figures
<Non-consolidated> ..... SMBC's non-consolidated figures

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Banking Corporation

1. Operating Results - Consolidated

(Millions of yen)

		Nine months ended Dec. 31, 2007 (A)	Change (A) - (B)	Nine months ended Dec. 31, 2006 (B)	Year ended Mar. 31, 2007 (Reference)
Consolidated gross profit	1	1,542,995	175,763	1,367,232	1,906,173
Net interest income	2	892,150	58,582	833,568	1,168,592
Trust fees	3	3,078	896	2,182	3,508
Net fees and commissions	4	446,804	12,789	434,015	609,185
Net trading income	5	190,008	122,998	67,010	125,625
Net other operating income	6	10,954	(19,500)	30,454	(738)
General and administrative expenses	7	(732,838)	(85,469)	(647,369)	(888,561)
Credit related costs	8	(238,607)	(144,794)	(93,813)	(146,186)
Write-off of loans	9	(101,920)	(21,782)	(80,138)	(81,415)
Provision for specific reserve for possible loan losses	10	(120,400)	(120,400)	—	(77,446)
Provision for general reserve for possible loan losses	11	(4,128)	(4,128)	—	53,370
Other credit cost	12	(12,157)	1,517	(13,674)	(40,695)
Gains (losses) on stocks	13	(53,785)	(76,923)	23,138	44,730
Equity in earnings (losses) of affiliates	14	26,402	55,927	(29,525)	(104,170)
Other income (expenses)	15	(18,551)	(2,977)	(15,574)	(13,374)
Ordinary profit	16	525,615	(78,472)	604,087	798,610
Extraordinary gains (losses)	17	99,637	56,244	43,393	8,180
Losses on impairment of fixed assets	18	(3,270)	(1,098)	(2,172)	(30,548)
Gains on reversal of reserve for possible loan losses	19	—	(4,328)	4,328	—
Gains on collection of written-off claims	20	565	(228)	793	1,236
Gains on return of securities from employee retirement benefits trust	21	—	(36,330)	36,330	36,330
Gains on change in equity	22	103,133	103,133	—	—
Income before income taxes and minority interests	23	625,252	(22,229)	647,481	806,790
Income taxes, current	24	(75,868)	(11,400)	(64,468)	(87,818)
Income taxes, deferred	25	(169,414)	(27,785)	(141,629)	(218,770)
Minority interests in net income	26	(60,485)	(15,157)	(45,328)	(58,850)
Net income	27	319,485	(76,569)	396,054	441,351

(Notes)

1. Amounts less than one million yen have been omitted. Figures in parenthesis indicate the amount of loss or decrease.
2. Consolidated gross profit = (Interest income - interest expenses) + Trust fees + (Fees and commissions (income) - Fees and commissions (expenses)) + (Trading profits - Trading losses) + (Other income - Other expenses)

Total credit cost (8+19+20)	28	(238,042)	(149,350)	(88,692)	(144,950)

<Reference>

(Billions of yen)

Consolidated net business profit	29	737.6	58.3	679.3	924.2

(Note) Consolidated net business profit = (SMBC Non-consolidated banking profit (before provision for general reserve for possible loan losses)) + (Other consolidated subsidiaries' ordinary profit (excluding non-recurring items) + (Affiliates' ordinary profit) X (Ownership ratio) - (Internal transaction (dividends, etc.))

(Number of consolidated subsidiaries and affiliates)

		Dec. 31, 2007	Change	Mar. 31, 2007	<Reference> Sept. 30, 2007
Consolidated subsidiaries	30	264	83	181	185
Affiliates accounted for by the equity method	31	74	12	62	66

2. Operating Results <SMBC, Nonconsolidated>

(Millions of yen)

		Nine months ended Dec. 31, 2007 (A)	Change (A) - (B)	Nine months ended Dec. 31, 2006 (B)	Year ended Mar. 31, 2007 (Reference)
Gross banking profit	*1*	1,064,358	115,801	948,557	1,344,490
Excluding gains (losses) on bonds	*2*	*1,087,190*	*78,238*	*1,008,952*	*1,456,903*
Net interest income	*3*	707,226	46,773	660,453	937,452
Trust fees	*4*	3,049	880	2,169	3,482
Net fees and commissions	*5*	236,414	(8,117)	244,531	353,416
Net trading income	*6*	167,205	118,031	49,174	101,620
Net other operating income	*7*	(49,537)	(41,767)	(7,770)	(51,482)
Gains (losses) on bonds	*8*	*(22,832)*	*37,562*	*(60,394)*	*(112,413)*
Expenses (excluding non-recurring losses)	*9*	(497,863)	(48,696)	(449,167)	(603,888)
Personnel expenses	*10*	(162,290)	(16,978)	(145,312)	(190,630)
Non-personnel expenses	*11*	(305,920)	(27,257)	(278,663)	(378,240)
Taxes	*12*	(29,652)	(4,461)	(25,191)	(35,017)
Banking profit (before provision for general reserve for possible loan losses)	*13*	566,494	67,104	499,390	740,601
Excluding gains (losses) on bonds	*14*	*589,326*	*29,541*	*559,785*	*853,015*
Provision for general reserve for possible loan losses	*15*	(6,530)	(6,530)	—	41,728
Banking profit	*16*	559,964	60,574	499,390	782,330
Non-recurring gains (losses)	*17*	(304,334)	(245,885)	(58,449)	(209,017)
Credit related costs	*18*	(180,740)	(109,509)	(71,231)	(131,676)
Gains (losses) on stocks	*19*	(112,897)	(131,626)	18,729	11,098
Gains on sale of stocks	*20*	15,511	(17,451)	32,962	50,204
Losses on sale of stocks	*21*	(630)	(299)	(331)	(546)
Losses on devaluation of stocks	*22*	(127,778)	(113,877)	(13,901)	(38,559)
Other non-recurring gains (losses)	*23*	(10,696)	(4,749)	(5,947)	(88,439)
Ordinary profit	*24*	255,630	(185,311)	440,941	573,313
Extraordinary gains (losses)	*25*	(2,862)	(37,713)	34,851	13,615
Gains (losses) on disposal of fixed assets	*26*	283	(860)	1,143	(1,680)
Losses on impairment of fixed assets	*27*	(3,157)	(1,677)	(1,480)	(3,680)
Gains on reversal of reserve for possible loan losses	*28*	—	(16,885)	16,885	—
Gains on collection of written-off claims	*29*	12	(215)	227	455
Gains on return of securities from retirement benefits trust	*30*	—	(36,330)	36,330	36,330
Losses on liquidation of subsidiary	*31*	—	18,254	(18,254)	(17,809)
Income before income taxes	*32*	252,768	(223,024)	475,792	586,928
Income taxes, current	*33*	(13,984)	(1,240)	(12,744)	(16,507)
Income taxes, deferred	*34*	(151,316)	8,278	(159,594)	(254,680)
Net income	*35*	87,466	(215,988)	303,454	315,740
Total credit cost (15+18+28+29)	*36*	(187,258)	(133,140)	(54,118)	(89,491)
Provision for general reserve for possible loan losses	37	(6,530)	(28,449)	21,919	41,728
Write-off of loans	38	(92,683)	(34,155)	(58,528)	(50,468)
Provision for specific reserve for possible loan losses	39	(77,349)	(72,230)	(5,119)	(44,358)
Losses on sales of delinquent loans	40	(12,648)	54	(12,702)	(37,262)
Provision for loan loss reserve for specific overseas countries	41	1,941	1,857	84	412
Gains on collection of written-off claims	42	12	(215)	227	455

(Note) Amounts less than one million yen have been omitted. Figures in parenthesis indicate the amount of loss or decrease.

(%)

<SMBC, Non-consolidated>

	Nine months ended December 31, 2007	1st Quarter	2nd Quarter	3rd Quarter	<Reference> Year ended March 31, 2007
Interest earned on loans and bills discounted (A)	2.02	1.96	2.03	2.06	1.73
Interest paid on deposits, etc. (B)	0.23	0.22	0.23	0.23	0.10
Interest spread (A) - (B)	1.79	1.74	1.80	1.83	1.63

4. Problem Assets Based on the Financial Reconstruction Law

(Billions of yen)

<Consolidated>

		December 31, 2007	Change from March 31, 2007	<Reference> March 31, 2007	<Reference> September 30, 2007
Bankrupt and quasi-bankrupt assets	1	189.1	(4.7)	193.8	184.6
Doubtful assets	2	504.8	120.0	384.8	437.3
Substandard loans	3	455.7	(50.3)	506.0	480.4
Total (A)	4	1,149.6	65.0	1,084.6	1,102.3
Normal assets	5	70,423.1	5,607.5	64,815.6	67,502.1
Total (B)	6	71,572.7	5,672.5	65,900.2	68,604.4
Problem asset ratio (A/B)	7	1.6%	0.0%	1.6%	1.6%
Amount of direct reduction		554.4	64.3	490.1	517.4

(Billions of yen)

<SMBC, Non-consolidated>

		December 31, 2007	Change from March 31, 2007	<Reference> March 31, 2007	<Reference> September 30, 2007
Bankrupt and quasi-bankrupt assets	8	115.8	6.9	108.9	109.3
Doubtful assets	9	392.2	92.1	300.1	340.4
Substandard loans	10	297.6	(32.1)	329.7	323.9
Total (A)	11	805.6	66.9	738.7	773.6
Normal assets	12	64,890.5	4,348.3	60,542.2	61,964.6
Total (B)	13	65,696.1	4,415.2	61,280.9	62,738.2
Problem asset ratio (A/B)	14	1.2%	0.0%	1.2%	1.2%
Amount of direct reduction		352.0	53.7	298.3	319.5

5. Unrealized Gains (Losses) on Securities

<Consolidated>

<Reference> (Billions of yen)

		December 31, 2007					March 31, 2007			
		Balance sheet amount	Net unrealized gains (losses)	Change from Mar.2007	Gains	Losses	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity securities	1	1,109.8	2.6	15.7	6.1	(3.5)	1,117.9	(13.1)	0.2	(13.3)
Other securities	2	19,046.0	1,387.7	(437.5)	1,600.2	(212.5)	19,335.4	1,825.2	2,032.1	(206.9)
Stocks	3	3,908.6	1,545.1	(427.5)	1,569.1	(24.0)	4,328.5	1,972.6	1,987.3	(14.7)
Bonds	4	10,905.6	(121.8)	35.5	3.9	(125.7)	11,170.7	(157.3)	1.8	(159.1)
Others	5	4,231.8	(35.6)	(45.5)	27.2	(62.8)	3,836.2	9.9	43.0	(33.1)
Other money held in trust	6	2.9	0.1	(0.2)	0.1	—	2.9	0.3	0.3	—
Total	7	20,158.7	1,390.4	(422.0)	1,606.4	(216.0)	20,456.2	1,812.4	2,032.6	(220.2)
Stocks	8	3,908.6	1,545.1	(427.5)	1,569.1	(24.0)	4,328.5	1,972.6	1,987.3	(14.7)
Bonds	9	12,005.1	(119.1)	51.5	10.0	(129.1)	12,277.7	(170.6)	1.8	(172.4)
Others	10	4,245.0	(35.6)	(46.0)	27.3	(62.9)	3,850.0	10.4	43.5	(33.1)

(Notes)

1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in "Cash and due from banks" and beneficiary claims on loan trust in "Commercial paper and other debt purchased."
2. Unrealized gains (losses) on stocks are mainly calculated using average market prices during the final month of the corresponding period. Rest of the securities is valuated at the market prices as of the balance sheet date.
3. Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Net unrealized gains (losses) in the table above indicate the difference between the acquisition cost (or amortized costs) and the balance sheet amounts.

<SMBC, Non-consolidated>

<Reference> (Billions of yen)

		December 31, 2007					March 31, 2007			
		Balance sheet amount	Net unrealized gains (losses)	Change from Mar.2007	Gains	Losses	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity securities	11	1,093.8	2.7	15.8	6.1	(3.4)	1,112.1	(13.1)	0.2	(13.3)
Stocks of subsidiaries and affiliates	12	1,356.4	27.3	19.3	34.3	(7.0)	1,493.6	8.0	85.5	(77.5)
Other securities	13	17,359.1	1,392.8	(440.1)	1,590.9	(198.1)	17,795.6	1,832.9	2,028.7	(195.8)
Stocks	14	3,827.3	1,545.8	(432.9)	1,564.5	(18.7)	4,262.1	1,978.7	1,990.4	(11.7)
Bonds	15	9,853.1	(119.4)	32.0	1.6	(121.0)	10,173.2	(151.4)	0.8	(152.2)
Others	16	3,678.7	(33.6)	(39.2)	24.8	(58.4)	3,360.3	5.6	37.5	(31.9)
Other money held in trust	17	2.9	0.1	(0.2)	0.1	—	2.9	0.3	0.3	—
Total	18	19,812.2	1,422.9	(405.2)	1,631.4	(208.5)	20,404.2	1,828.1	2,114.7	(286.6)
Stocks	19	4,281.1	1,573.1	(413.6)	1,598.8	(25.7)	4,830.2	1,986.7	2,075.9	(89.2)
Bonds	20	10,945.2	(116.7)	48.0	7.7	(124.4)	11,280.0	(164.7)	0.8	(165.5)
Others	21	4,585.9	(33.5)	(39.6)	24.9	(58.4)	4,294.0	6.1	38.0	(31.9)

(Notes)

1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in "Cash and due from banks" and beneficiary claims on commodity investment trust and loan trust in "Commercial paper and other debt purchased."
2. Unrealized gains (losses) on stocks (excluding stocks of subsidiaries and affiliates) are calculated using average market prices during the final month of the corresponding period. Rest of the securities is valuated at the market prices as of the balance sheet date.
3. Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Net unrealized gains (losses) in the table above indicate the difference between the acquisition cost (or amortized costs) and the balance sheet amounts.

6. Overview of Derivative Transactions (on Deferred Hedge Accounting Basis)

<SMBC, Non-consolidated>

<Reference> (Billions of yen)

	December 31, 2007				March 31, 2007			
	Assets	Liabilities	Net assets	Net deferred gains(losses)	Assets	Liabilities	Net assets	Net deferred gains(losses)
Interest rate swaps	29.5	109.2	(79.7)	(143.0)	49.6	78.1	(28.5)	(143.1)
Currency swaps	5.2	26.6	(21.4)	1.0	7.1	6.4	0.7	0.6
Others	1.5	0.5	1.0	10.9	0.4	0.5	(0.1)	(2.0)
Total	36.2	136.3	(100.1)	(131.1)	57.1	85.0	(27.9)	(144.5)

(Notes)

1. Derivative transactions are valuated at fair value in the balance sheet.
2. SMBC applies individual deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No. 24 and No. 25.
3. Figures for Net deferred gains (losses) are those before application of tax effect accounting.

(Appendix) Contract amount of interest rate swaps (on deferred hedge accounting basis), classified by maturity

<Reference> (Billions of yen)

	December 31, 2007				March 31, 2007			
	1 year or less	1-5 years	Over 5 years	Total	1 year or less	1-5 years	Over 5 years	Total
Receivable fixed rate /payable floating rate	6,400.6	9,440.7	3,697.1	19,538.4	7,118.7	11,868.4	4,429.8	23,416.9
Receivable floating rate /payable fixed rate	1,033.9	5,340.9	4,648.1	11,022.9	1,103.2	5,191.6	5,218.6	11,513.4
Receivable floating rate /payable floating rate	–	30.8	20.0	50.8	200.0	30.5	20.3	250.8
Total contract amount	7,434.5	14,812.4	8,365.2	30,612.1	8,421.9	17,090.5	9,668.7	35,181.1

7. Deposits and Loans

(Billions of yen)

<SMBC, Non-consolidated>

	December 31, 2007	Change from March 31, 2007	March 31, 2007	<Reference> September 30, 2007
Domestic deposits	62,442.5	(238.3)	62,680.8	62,120.0
Individual	34,459.8	836.1	33,623.7	33,582.1

(Note) Calculation based on the numbers before elimination of temporary inter-office accounts, excluding "negotiable certificates of deposit" and offshore banking accounts.

Loans and bills discounted	57,379.8	3,623.4	53,756.4	55,025.7

8. Return on Equity

<Consolidated>

	Nine months ended December 31, 2007	Change from the year ended March 31, 2007	Year ended March 31, 2007	<Reference> Six months ended September 30, 2007
Fully-diluted ROE	10.9%	0.4%	10.5%	8.8%

(Note)

Fully-diluted ROE = (Net income) X (number of days in a year) / (number of days in the relevant period) / {(Net assets at beginning of period - Stock acquisition rights at beginning of period - Minority interests at beginning of period) + (Net assets at end of period - Stock acquisition rights at end of period - Minority interests at end of period)} / 2 X 100

END